Form 10-K, Exhibit 13
period 1994-11-30
CABOT CORP
filed 1994-12-22
CIK 16040

                                                                     EXHIBIT 13
MANAGEMENT'S DISCUSSION AND ANALYSIS of Results of Operations and Financial Condition

In 1994 Cabot's strong global position enabled it to take advantage of recovering economies in several areas of the world. In addition, the Company continued its strategic emphasis on more differentiated business sectors and on cost management. As a result, Cabot reported record earnings from continuing operations of $78.7 million ($1.96 per common share). The Company benefitted from the beginning of economic recovery in Europe, continued economic growth in North America, and robust growth in South America. Cabot's ability to capitalize on these positive trends was reflected in strong growth in the Company's sales, particularly in the Specialty Chemicals and Materials Group, where sales were up 14% in the fourth quarter of 1994 compared to 1993. Volume growth was the main contributor to the 11% increase in operating profit in fiscal 1994 versus fiscal 1993 before restructuring charges.

        Cabot's sales were enhanced by the early results of the Company's strategy to differentiate its products, as sales of such products, including several new products, increased in 1994. Sales growth was generally stronger in the Company's more specialized, higher margin sectors. Cabot's operating profit performance in 1994 was also aided by continued attention to cost and capacity management. The Company's European cost structure was significantly lower in 1994 versus 1993 as a result of the reductions in higher-cost capacity implemented in connection with the fiscal 1993 year-end restructuring. Most of the Company's businesses also reduced operating and administrative costs to offset inflationary increases.

        The following analysis of operating results and financial condition should be read in conjunction with the Consolidated Financial Statements and accompanying Notes.

Results of Operations
- --------------------------------------------------------------------------------
Net sales and other operating revenues increased 4% in both 1994 and 1993 with improvement coming from both the Specialty Chemicals and Materials and Energy Groups. In 1994, the Company's Specialty Chemicals and Materials Group benefitted from improving economies in several parts of the world, particularly in North and South America, and the resulting improvement in the tire and automotive industries. In addition, recovery in the European economy during the second half of the year resulted in a 7% sales gain in European Specialty Chemicals compared to the second half of 1993. Many of the businesses also had an improved sales mix towards higher valued products. In the Energy Group, revenue gains in 1994 were mostly due to the Company's LNG business, which benefitted from an unusually cold winter in the Northeastern United States, prompting higher natural gas prices and increased demand.

        The 4% increase in the Company's net sales in 1993 versus 1992 was largely due to stronger business performance in the Company's North American Specialty Chemicals operations driven by improvements in the automotive and tire industries.

        In 1994, 40% of Cabot's consolidated sales and 54% of consolidated Specialty Chemical Sales originated outside the United States. This compares to 41% and 56% in 1993, and 45% and 59% in 1992.

        The Company is encouraged by business improvement in the United States and Europe and is confident that its Specialty Chemicals and Materials businesses are positioned to participate in further economic recovery in those regions. In the Energy Group, the Cabot LNG business anticipates a reduction in supplies of LNG over the next year or so due to the previously announced refurbishment of its Algerian supplier's liquefaction facility. The effect on the Company will depend on the number and timing of LNG shipments to the Company. The Company anticipates that near-term results from Cabot LNG will be adversely affected by reduced supply.

        Cost of sales as a percentage of net sales improved in 1994 to 73% from 75% in 1993 and 74% in 1992. The decrease in 1994 is partly a result of higher capacity utilization and lower material costs in many of the Company's Specialty Chemicals and Materials businesses. In addition, the Company benefitted from a lower cost structure associated with the restructuring efforts begun in late 1993. The cost of sales increase in 1993 was a result of lower capacity utilization, particularly in higher cost European operations.

RESEARCH AND DEVELOPMENT SPENDING
Specialty Chemicals and Materials Group
[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
- -------------------------------------------------------------------
$ millions                        Spending         Percent of Sales
- -------------------------------------------------------------------
90                                  $35.6                      3.2%
91                                  $37.7                      3.3%
92                                  $37.5                      3.2%
93                                  $45.7                      3.8%
94                                  $48.7                      3.9%

        Selling, research and administrative expenses increased 8%, or $20.3 million in 1994 versus an increase of 1%, or $2.8 million, in 1993 over 1992. The most significant increases in expenses included: continued strategic investment in systems and marketing development, incentive compensation, additional research and development expenses directed toward the Company's product differentiation strategy, and investment in the Company's Trinidad/Tobago LNG project. In 1993, expenses increased 1% over 1992, reflecting increased research and development costs partially offset by progress in the Company's ability to reduce net costs and the positive effect of foreign currency exchange.

OPERATING PROFIT Operating profit was $184.3 million in 1994, $118.4 million in 1993, and $173.2 million in 1992. Operating profit in 1993 included a $47.4 million restructuring charge to rationalize European production capacity. Operating margins as a percent of sales were 11% in 1994, 10%, before restructuring charges in 1993, and 11% in 1992.

        Operating profit increased 11% in 1994 over 1993 before restructuring charges. The improvement came from both the Specialty Chemicals and Materials and Energy Groups and reflects volume growth in all Specialty Chemicals business segments. In addition, lower raw material costs, compared to 1993, boosted margins in some of the Specialty Chemicals businesses. The most significant improvements in 1994 operating profit were realized in the Company's European Specialty Chemicals businesses, reflecting the positive results of the business restructuring in that region which, together with improved economic conditions, significantly improved capacity utilization. In the Energy Group, the strong performance of the Company's LNG business during the second quarter of the 1994 fiscal year offset operating profit declines during the rest of the year.

        In 1993, the Company recorded a $47.4 million ($31.1 million after-tax) restructuring charge to rationalize European capacity. During 1994, the Company actually incurred $17.9 million of these costs accrued for in 1993, for employee separation and facility closing costs to restructure its European Specialty Chemicals businesses. Included in 1994 operating profit is a $4.0 million reversal of the 1993 Specialty Chemicals and Materials Group restructuring charge based on the lower actual costs incurred during the closing of a carbon black plant in Europe. The Company will continue to evaluate its remaining reserves as new data become available, primarily relating to the final disposition of assets at the closed plant. Also during 1994, a $6.2 million charge was taken to write off the Company's investment in its Japanese carbon black affiliate as a result of significant ongoing losses which are expected to continue.

SALES AND OPERATING PROFIT FISCAL YEARS 1992, 1993, 1994
$ millions                                            Sales   Operating Profit
[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
- -------------------------------------------------------------------------------
SPECIALTY CHEMICALS
- -------------------------------------------------------------------------------
92                                                 $1,181.0             $155.0
93                                                 $1,191.8             $149.1*
94                                                 $1,241.1             $165.9

[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
- -------------------------------------------------------------------------------
ENERGY
- -------------------------------------------------------------------------------
92                                                 $  376.0             $ 18.2
93                                                 $  422.5             $ 16.7
94                                                 $  438.7             $ 18.4

* Operating profit excludes a $47.4 million restructuring charge in 1993.

        In 1993, operating profit, before restructuring charges, declined 4% from 1992. The decrease resulted from disappointing European results, and a slow first half in both the Specialty Chemicals and Materials and Energy Groups. Second half improvement in 1993 in the Company's North and South American Specialty Chemicals operations, and volume and pricing improvement in the Energy Group, offset some of the earlier declines.

OTHER EXPENSES Interest expense for 1994, 1993 and 1992 was $41.7 million, $44.0 million and $41.7 million, respectively. The 5% decrease in 1994 is primarily attributable to lower average debt than in 1993. The Company expects to further reduce interest expense in the coming year by lowering total debt, and by replacing some of the current portion of long-term debt with short-term floating-rate debt expected to be at lower interest rates. The increase in 1993 from 1992 was due to lower capitalized interest resulting from the completion of new manufacturing facilities in 1992, mitigated somewhat by declining interest rates.

        Unallocated corporate expenses rose in 1994 to $23.4 million from $20.7 million in 1993 and $14.9 million in 1992. Except for the items noted below, unallocated corporate expenses have been relatively flat from 1992 to 1994. Interest and dividend income was $2.5 million more in 1994 than in 1993. Included in 1993 expenses were a $4.5 million gain on an insurance settlement and a $2.8 million gain on the sale of miscellaneous securities. 1992 expenses included gains totaling $12.4 million, consisting of a $5.5 million gain associated with the sale of The Maple Gas Corporation securities, a $3.6 million gain from receipt of a third-party payment in connection with a voluntary site cleanup, and a $3.3 million gain from the sale of American Oil and Gas Corporation securities. In 1994, "Adjustments of reserves related to divested businesses" includes an $11.0 million charge for environmental matters. The additional environmental reserve is based on the Company's continuing analysis of costs likely to be incurred at each site. Also in 1994, the Company reversed $10.2 million of energy reserves based on the settlement of a significant case during the year. This compares to a $14.2 million reversal of energy reserves in 1993.

PROVISION FOR INCOME TAXES The effective tax rates on income from continuing operations were 38% in 1994, 44% in 1993 and 46%

SELECTED FINANCIAL DATA by Industry Segment



                                                                                                        Years ended September 30
- ---------------------------------------------------------------------------------------------------------------------------------
Dollars in millions                                                      1994         1993        1992         1991         1990
- ---------------------------------------------------------------------------------------------------------------------------------
NET SALES AND OTHER OPERATING REVENUES
Specialty Chemicals and Materials. . . . . . . . . . . . . . . .      $1,241.1    $1,191.8    $1,181.0     $1,128.6     $1,106.5
Energy . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         438.7       422.5       376.0        353.5        441.4
                                                                      -----------------------------------------------------------
    Net sales and other operating revenues . . . . . . . . . . .      $1,679.8    $1,614.3    $1,557.0     $1,482.1     $1,547.9
- ---------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Specialty Chemicals and Materials (a). . . . . . . . . . . . . .      $  165.9    $  101.7    $  155.0     $  103.2     $  147.3
Energy (b) . . . . . . . . . . . . . . . . . . . . . . . . . . .          18.4        16.7        18.2          9.5         (2.5)
                                                                      -----------------------------------------------------------
    Total operating profit . . . . . . . . . . . . . . . . . . .         184.3       118.4       173.2        112.7        144.8
Interest expense . . . . . . . . . . . . . . . . . . . . . . . .          41.7        44.0        41.7         38.6         41.1
Unallocated corporate expenses, net (c). . . . . . . . . . . . .          23.4        20.7        14.9         11.7         39.7
Adjustment of reserves related to
    divested businesses . . . . . . . . . . . . . . . . . . . .            0.8       (14.2)         --           --           --
                                                                      -----------------------------------------------------------
    Income from continuing
    operations before income taxes. . . . . . . . . . . . . . .       $  118.4    $   67.9    $  116.6     $   62.4     $   64.0
- ---------------------------------------------------------------------------------------------------------------------------------
DEPRECIATION AND AMORTIZATION
Specialty Chemicals and Materials . . . . . . . . . . . . . . .       $   83.3    $   81.5    $   80.5     $   70.8     $   55.5
Energy. . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2.8         2.8         2.7         17.9         29.3
General corporate . . . . . . . . . . . . . . . . . . . . . . .            0.2         0.2         0.9          0.5          0.7
                                                                      -----------------------------------------------------------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   86.3    $   84.5    $   84.1     $   89.2     $   85.5
- ---------------------------------------------------------------------------------------------------------------------------------
FIXED ASSET ADDITIONS
Specialty Chemicals and Materials . . . . . . . . . . . . . . .       $   70.7    $   63.9    $   76.5     $  138.0     $  122.2
Energy. . . . . . . . . . . . . . . . . . . . . . . . . . . . .            2.9         0.7         1.3         59.4         51.8
General corporate . . . . . . . . . . . . . . . . . . . . . . .             --         0.4         0.3          0.6          0.4
                                                                      -----------------------------------------------------------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   73.6    $   65.0    $   78.1     $  198.0     $  174.4
- ---------------------------------------------------------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Specialty Chemicals and Materials . . . . . . . . . . . . . . .       $1,172.2    $1,117.4    $1,191.2     $1,059.6     $1,099.5
Energy. . . . . . . . . . . . . . . . . . . . . . . . . . . . .          127.4       116.1       132.6        159.4        398.6
General corporate (d) . . . . . . . . . . . . . . . . . . . . .          231.0        89.3        79.9         83.5         89.5
Equity in affiliates -- Specialty
    Chemicals and Materials . . . . . . . . . . . . . . . . . .           86.2       103.1        91.0        100.1         86.4
Equity in affiliates -- Energy. . . . . . . . . . . . . . . . .             --        63.6        59.8         59.8         57.9
                                                                      -----------------------------------------------------------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,616.8    $1,489.5    $1,554.5     $1,462.4     $1,731.9
- ---------------------------------------------------------------------------------------------------------------------------------

(a)    Includes a $47.4 restructuring charge in 1993.
(b)    Energy operating profit includes losses from restructuring of the Energy Group of $25.8 in 1990.
(c)    Unallocated corporate expenses, net, include corporate management costs reduced by investment income.
(d)    General corporate assets include cash, temporary cash investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

in 1992. The improved tax rate primarily reflects a reduction of unbenefitted foreign losses. The Company was able to implement certain tax planning strategies which produced additional reductions. A more detailed analysis of income taxes is presented in Note K to the Consolidated Financial Statements.

INCOME BEFORE ACCOUNTING CHANGES Reported income before accounting changes was $78.7 million ($1.96 per common share) in 1994, compared to $37.4 million ($0.90 per common share) before accounting changes in 1993, and $62.2 million ($1.59 per common share) in 1992. Income in 1994 includes a $10.2 million ($0.16 per common share) gain due to the reversal of energy reserves and an $11.0 million ($0.18 per common share) expense due to an increase in environmental reserves. Income in 1993 included a $47.4 million before-tax ($31.1 million after-tax) restructuring charge and a $14.2 million before-tax favorable energy accrual adjustment. Without these one-time adjustments, income from operations would have been $79.2 million ($1.98 per common share) in 1994 and $59.8 million ($1.50 per common share) in 1993.

NET INCOME APPLICABLE TO COMMON SHARES Net income applicable to common shares was $75.1 million ($1.96 per share) in 1994, compared with $7.7 million ($0.20 per share) in 1993, and $58.5 million ($1.59 per share) in 1992. Net income in 1994 and 1993 includes the one-time adjustments mentioned above. In addition, net income applicable to common shares in 1993 includes a $26.1 million ($0.70 per share) after-tax charge for required accounting changes.

INCOME AND EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Before restructuring charges
[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
- --------------------------------------------------------------------
INCOME ($ millions)
- --------------------------------------------------------------------
90                                                             $54.9
91                                                             $39.8
92                                                             $62.2
93                                                             $68.5
94                                                             $78.7

[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
- --------------------------------------------------------------------
EARNINGS PER SHARE (dollars)
- --------------------------------------------------------------------
90                                                             $1.04
91                                                             $0.85
92                                                             $1.59
93                                                             $1.73
94                                                             $1.96

Excludes after-tax restructuring charges of $13.0 million in 1990 and $31.1 million in 1993.

SPECIALTY CHEMICALS AND MATERIALS GROUP The Specialty Chemicals and Materials Group includes the Company's global specialty chemicals operations. These operations manufacture carbon black, a very fine black powder used as a reinforcing agent in tires and most other rubber products, and also widely used as an agent in many specialty applications such as inks, plastics, cables and coatings; fumed silica, a specialty chemical used as a thickening, dispersing and reinforcing agent in hundreds of products such as silicone rubber and polyester resins; thermoplastic concentrates and specialty compounds; tantalum capacitor materials and other metals and alloys for the electronic, medical, defense and aerospace markets; and personal protection safety products and energy absorbing industrial materials.

        Sales for the Specialty Chemicals and Materials Group were up 4% in 1994 and 1% in 1993. All businesses in this Group reported higher sales in 1994. The Plastics business began to recover in 1994 with a small improvement in revenues, excluding revenues from the scaled back recycling business, following a 4% decline in the prior year. Sales growth in all businesses was primarily driven by volume improvement. Volume growth was seen in each of the Company's Specialty Chemicals businesses, as well as in each of the four major geographic regions (see pie charts). Of particular note were gains in the Company's more differentiated product lines, including Special Blacks, Industrial Rubber Blacks and Cab-O-Sil, illustrating some early success in Cabot's long-term corporate strategy of product differentiation. The 1% sales growth in 1993 reflected a strengthening North American economy, dampened by the recessionary environment in Europe.

        Including 100% of affiliate sales and allocating North American exports to destination regions, 60% of Specialty Chemicals sales were made outside North America in 1994 compared to 62% in 1993.

        Operating profit for the Specialty Chemicals and Materials Group grew 63%, or $64.2 million, in 1994 from 1993, compared to a decrease of 34% in 1993 from 1992. Operating profit in 1993 included a restructuring charge of $47.4 million. Before these restructuring charges, operating profit grew 11%, or $16.8 million, in 1994 from 1993. Most of the 1994 improvement in operating profit is a result of volume growth and improved product mix in the businesses. Also contributing to the growth in operating profit were improved margins related to favorable raw material costs and better capacity utilization, particularly in Europe. The decline in 1993 was due to a reduction in higher margin European business, the performance of three new plants started up in 1992 which were not fully utilized or profitable, and a sales shift towards lower margin products in the Company's Safety business.

        The Company is the world's only global manufacturer of carbon black. In 1994, 65% of total carbon black volumes, including 100% of affiliate volumes, were sold to customers outside North

SPECIALTY CHEMICALS REVENUES BY GEOGRAPHIC REGION

- --------------------------------------------------------------------
1993                                 Region                  Percent
- --------------------------------------------------------------------
[Pie chart]                          Pacific Asia              18%
                                     South America              7%
                                     North America             38%
                                     Europe                    37%

1994
- --------------------------------------------------------------------
[Pie chart]                          Pacific Asia              17%
                                     South America              8%
                                     North America             40%
                                     Europe                    35%
- --------------------------------------------------------------------

Revenues include 100% of equity affiliate sales.
Region reflects destination point.

America. Carbon black is manufactured on five continents in 25 plants in 19 countries. In 1994, production began at Cabot's new affiliated carbon black plant in the Czech Republic. Many carbon black facilities are wholly-owned by Cabot Corporation, while others are affiliates, jointly managed and operated with local partners in the specific regions. The Carbon Black Divisions serve three main market sectors, and each is affected in varying degrees by fluctuating economic conditions. Sales to tire manufacturers represent the largest percentage of carbon black sold by volume and weight. This sector is dependent on both new automobile tire sales and, to a greater degree, the replacement tire business. The makers of industrial rubber products such as hoses and gaskets represent a second market for carbon black. The third market is made up of manufacturers of inks and other special applications who use very high grade, higher margin carbon blacks. Sales by the Industrial Rubber Blacks and Special Blacks sectors reduce the Company's dependence on the tire industry. The Company's long-term strategy of product differentiation is aimed at building the less cyclical businesses and further reducing the Company's dependence on economic cycles.

        Financial results from affiliate plants are reported in the income statement as Equity in Net Income of Affiliated Companies. In 1994, Equity in Net Income of Affiliates grew substantially, reflecting improvement in Cabot's South American and Mexican carbon black affiliates, and some improvement in its Pacific Asia affiliates. Performance in Japan continues to be adversely affected by recession and high costs in that region and the Company does not believe that these conditions are likely to improve soon. Therefore, the Company wrote off its remaining $6.2 million investment in its Japanese carbon black affiliate. Since April 1, 1994, any losses incurred by the Japanese affiliate no longer impact Cabot's financial statements. The performance of the Company's Japanese special blacks subsidiary will continue to be reflected in Cabot's financial statements.

        In Carbon Black, total sales for 1994 increased moderately, compared to minor increases in both 1993 and 1992. Continued strength in the North and South American tire and automotive industries contributed to the growth along with the beginning of a recovery in the European economy during the second half of the year. Carbon black operating profit improved in 1994 due to higher volumes, especially in the Industrial Rubber and Special Blacks sectors. Margins were moderately better during the first half of the year, caused by lower raw material costs. Including 100% of affiliate volumes, 65% of the carbon black was sold to customers outside North America versus 67% in 1993.

CARBON BLACK SALES VOLUMES BY GEOGRAPHIC REGION

- --------------------------------------------------------------------
1993                                 Region                  Percent
- --------------------------------------------------------------------
[Pie chart]                          Pacific Asia              24%
                                     South America             13%
                                     North America             33%
                                     Europe                    30%

1994
- --------------------------------------------------------------------
[Pie chart]                          Pacific Asia              22%
                                     South America             13%
                                     North America             35%
                                     Europe                    30%
- --------------------------------------------------------------------

Volumes include 100% of equity affiliate sales volumes.
Region reflects destination point.

        In 1993, the moderate increase in Carbon Black sales was due to the improved Tire and Industrial Rubber Blacks business in North America. Before restructuring charges, 1993 operating profit dropped due to lost European volumes and the effect of lower plant capacity utilization on profits. Some improvement in other regions helped to offset the shortfall.

        The Cab-O-Sil Division reported volume and sales gains of over 15% from 1993, with improvement coming from both North America and Europe. Operating profit also improved dramatically from weak 1993 levels due to higher capacity utilization and cost management together with the strong volume growth. The Company expects the strong performance in the fumed silica business to continue into 1995. In 1993, the Division's profitability growth was stalled by a combination of the weakness of the European economies and the costs associated with expanded capacity.

        In the Plastics Division, core business revenue grew moderately in 1994, compared to a moderate decline in 1993. The Division returned to profitability in 1994 as a result of the cost cutting and restructuring initiatives undertaken in 1993 as well as improving economic conditions in Europe late in the fiscal year. Market conditions which began to improve in late 1994 are expected to continue improving. In 1993, revenues in the Plastics Division were down compared to 1992 due to lower volumes and prices caused by the Division's European exposure and the strategic elimination of low margin products.

        Cabot Performance Materials reported small sales gains in 1994. However, profitability was negatively impacted by operating problems, primarily yield and throughput issues. The Company expects to make significant investments in this business over the next couple of years to improve operating efficiency. In 1993, performance in the Division was boosted by higher sales and capacity utilization.

        Cabot Safety Corporation showed modest sales and margin growth in 1994. However, continued costs associated with marketing programs and one-time expenses caused a slight decrease in profitability. Cost management improved during the second half of the year and is expected to improve further in 1995. In 1993, sales remained at 1992 levels, however, profitability was reduced by price pressure and a continuing customer shift to lower margin products. Cabot is considering a variety of transactions which would result in Cabot Safety being deconsolidated.

THE ENERGY GROUP The Energy Group includes two operating subsidiaries: Cabot LNG, a liquefied natural gas importing and terminalling operation, and TUCO, a coal fuel services business.

        The Company also owned a 34.4% interest in American Oil and Gas Corporation (AOG), whose operating results were reflected in Cabot's Equity in Net Income of Affiliated Companies until July 13, 1994, when AOG was merged into a subsidiary of K N Energy, Inc. (KNE). On completion of the merger, Cabot became the largest stockholder of KNE with 15.2% of the outstanding common stock, and warrants to acquire an additional 1.9%. Cabot's investment in KNE is accounted for in accordance with SFAS 115. Dividends from the investment are now included in interest and dividend income.

        Energy Group sales were $438.7 million in 1994, $422.5 million in 1993, and $376.0 million in 1992. The 4% increase in 1994 revenues can be primarily attributed to the Company's LNG business, where an unusually cold winter in the Northeastern United States boosted demand and resulted in higher natural gas prices. Operating profits grew 10% in 1994 versus 1993. The entire increase was realized during the second quarter with higher volumes and margins in the Company's LNG business. The gains made during the peak winter quarter more than offset LNG shortfalls in the remaining three quarters, and lower profits in the Company's TUCO business. During 1994, TUCO's profit was lower as a result of disruptions in coal transportation which significantly reduced inventories of coal in 1993 and 1994. Reduced inventories, in turn, reduced TUCO's service margins under a contractual formula.

        Energy Group results in 1993 reflected a slow first half in Cabot LNG caused by unseasonably warm weather, and lower gas prices, offset by rebounding prices and volumes in the second half. TUCO's revenue in 1993 was up 9% from 1992 due to increased demand for electricity, brought about by a relatively hotter summer in Texas.

        The Company anticipates that near-term results from Cabot LNG will be adversely affected by constraints on supplies of LNG due to refurbishment at the supplier's Algerian liquefaction facilities. The effect on the Company will depend on the number and timing of LNG shipments received. Other gas supply opportunities are being explored. The Company cannot predict, at this time, what, if any, impact the political instability in Algeria may have on the deliveries of LNG to Cabot from its supplier.

CASH FLOW AND LIQUIDITY Cash generated in 1994 from the Company's operating activities decreased 24% to $143.8 million from $189.1 million in 1993. The decrease reflects some rebuilding of inventories by the Company's TUCO and LNG businesses, and a decrease in accounts payable and accrued expenses due to the settlement of the last significant, and previously reserved for, take-or-pay case. These decreases were partially offset by the increase in net income during 1994.

        Capital spending on property, plant and equipment was $73.6 million in 1994, $65.0 million in 1993 and $78.1 million in 1992. In 1994, spending was used to improve and enhance existing business facilities. Spending on investments and acquisitions was $0.4 million in 1994, $40.9 million in 1993 and $13.7 million in 1992. In 1993, the Company invested $17.8 million in the acquisition of the remaining interest of its Brazilian subsidiary and smaller amounts in its Czech Republic, Mexican and Indonesian carbon black affiliates, and to purchase the remaining interest in a Canadian affiliate.










SOURCES AND USES OF CASH FISCAL YEARS 1993, 1994
[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
                                                                Sales of
$ millions                                         Operations     Assets
- ------------------------------------------------------------------------
SOURCES OF CASH
- ------------------------------------------------------------------------
93                                                     $189.1       $3.5
94                                                     $143.8       $0.5

[BAR GRAPH SHOWING THE FOLLOWING NUMBERS]
                                          Capital
                                 Expenditures and                     Financing
$ millions                            Investments       Dividends       & Other
- -------------------------------------------------------------------------------
USES OF CASH
- -------------------------------------------------------------------------------
93                                         $105.9           $22.9         $54.2
94                                         $ 74.0           $23.6         $ 6.0

        The Company expects capital spending to increase significantly in 1995, primarily to improve and maintain existing facilities and equipment, especially in the Company's Performance Materials business. Over the next three years, the Company expects to have at least $30 million of capital expenditures associated with Clean Air Act compliance. In addition, over the next several years, as the remediation for various environmental sites is carried out, the Company expects to spend a significant portion of its $44 million reserve for costs associated with such remediation. These sites are primarily associated with divested businesses. Also, the Company may refurbish its LNG tanker within the next year or two for approximately $20 million.

        Cabot decreased its borrowings by $15 million and increased cash by $41 million in 1994. The Company has $150 million of 9.875% coupon debt due in December 1994. The Company plans to pay a portion of this debt out of cash and to replace the remainder with floating rate loans, which are expected to be at more favorable short-term rates. Primarily due to the Company's strong operating performance in 1994, its ratio of total debt (including short-term debt net of cash) to capital decreased to 42.1% at the end of 1994 from 50.4% at the end of 1993. The Company is not anticipating significant debt reductions in 1995 due to its planned capital investments.

        Management expects cash from operations and present financing arrangements, including the Company's unused line of credit of $250 million, to be sufficient to meet the Company's cash requirements for the foreseeable future.

COMMON STOCK In 1994, the Company announced a two-for-one stock split and an approximately 8% increase in its quarterly dividend. The stock split was effected August 17, 1994, by the distribution of one additional share of common stock for each share of common stock held by stockholders of record on August 9, 1994. As a result of this transaction, all common share data and per share data has been restated to reflect the split, where appropriate.

SHAREHOLDER RETURN
Cabot versus the Standard and Poor's (S&P) 500

- --------------------------------------------------------------------------------
                   1989       1990        1991       1992       1993        1994
- --------------------------------------------------------------------------------
CABOT           $100.00     $72.82     $102.98    $153.81    $181.99     $182.30
S & P 500       $100.00     $90.76     $119.04    $132.20    $149.38     $154.89

$200
- -------------------------------------------------------------------------------
$150
- -------------------------------------------------------------------------------
$100
- -------------------------------------------------------------------------------
$50
- -------------------------------------------------------------------------------

[Line graph showing performance of Cabot versus S & P 500 reflecting data points shown above.]
Graph assumes $100 was invested on October 1, 1989 in Cabot common stock and the S&P 500 index. The comparison assumes that all dividends are reinvested. (A graph showing the comparison with certain other indices is shown in the
Company's proxy statement.)

        In October 1994, the Board of Directors authorized the Company to purchase up to 1,500,000 shares of the Company's common stock, superseding a previous authorization. The Company presently intends to use the authorization to purchase from time to time approximately the same number of shares as it issues under its incentive programs subject to its evaluation of market conditions and other relevant factors.

        During the 1994 fiscal year, the Company paid cash dividends of $0.53 per share reflecting a quarterly dividend of $0.13 for the first three quarters of the year, and $0.14 in the fourth quarter. The book value per share of Cabot stock increased 25% to $14.81 at September 30, 1994.

QUARTERLY STOCK PRICE AND DIVIDEND DATA
- --------------------------------------------------------------
FISCAL 1993                Dec     Mar     Jun     Sep    Year
- --------------------------------------------------------------
Cash dividends
  per share . . . . . . $ 0.13  $ 0.13  $ 0.13  $ 0.13  $ 0.52
Price range of
  common stock
  High. . . . . . . . .  24.81   21.94   24.38   28.13   28.13
  Low . . . . . . . . .  20.56   18.63   19.81   23.31   18.63
  Close . . . . . . . .  21.69   21.25   24.38   27.75   27.75
- --------------------------------------------------------------
FISCAL 1994                Dec     Mar     Jun     Sep    Year
- --------------------------------------------------------------
Cash dividends
  per share . . . . . . $ 0.13  $ 0.13  $ 0.13  $ 0.14  $ 0.53
Price range of
  common stock
  High. . . . . . . . .  29.19   28.00   26.63   28.38   29.19
  Low . . . . . . . . .  26.13   25.56   24.44   25.13   24.44
  Close . . . . . . . .  26.94   27.00   25.56   27.25   27.25
- --------------------------------------------------------------

NEW ACCOUNTING STANDARDS At September 30, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon adoption, the Company recorded an unrealized gain on marketable securities available for sale of $46 million. The gain was recorded as a separate component of stockholders' equity, net of a deferred tax liability of $17 million.

        The Company adopted two new accounting principles during 1993, effective as of the beginning of fiscal 1993: SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS Statement No. 109, "Accounting for Income Taxes."

        SFAS 106 mandates the accrual of certain postretirement health care and life insurance benefits on an "as-earned" basis. The Company recognized the entire accumulated benefit obligation in 1993 and, as a result, recorded a $43.2 million after-tax charge for the cumulative effect of the change in accounting for postretirement health care and life insurance benefits.

        SFAS 109 requires an asset and liability approach for financial accounting and reporting of income taxes. The Company recognized a $17.1 million benefit in 1993 as the cumulative effect of adoption of SFAS 109.

Cabot Corporation CONSOLIDATED STATEMENTS OF INCOME
                                                                                                          Years ended September 30
- ----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands, except per share amounts                                             1994               1993            1992
- ----------------------------------------------------------------------------------------------------------------------------------
Revenues:
    Net sales and other operating revenues . . . . . . . . . . . . . . . . .         $1,679,819         $1,614,315      $1,556,986
    Interest and dividend income . . . . . . . . . . . . . . . . . . . . . .              6,742              4,225           5,217
                                                                                     ---------------------------------------------
          Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . .          1,686,561          1,618,540       1,562,203
- ----------------------------------------------------------------------------------------------------------------------------------
Cost and expenses:
    Cost of sales. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,234,272          1,211,655       1,151,063
    Selling and administrative expenses. . . . . . . . . . . . . . . . . . .            222,069            204,804         210,213
    Research and technical service . . . . . . . . . . . . . . . . . . . . .             48,701             45,651          37,470
    Interest expense (Note G). . . . . . . . . . . . . . . . . . . . . . . .             41,668             44,043          41,714
    Specialty Chemicals and Materials Group restructuring (Note B) . . . . .             (4,000)            47,400              --
    Gain on resolution of matters from divested energy businesses (Note B) .            (10,210)           (14,177)             --
    Other charges, net . . . . . . . . . . . . . . . . . . . . . . . . . . .             35,736             11,264           5,144
                                                                                     ---------------------------------------------
         Total costs and expenses. . . . . . . . . . . . . . . . . . . . . .          1,568,236          1,550,640       1,445,604
- ----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes . . . . . . . . . . . . . . . . . . . . . . . . .            118,325             67,900         116,599
Provision for income taxes (Note K). . . . . . . . . . . . . . . . . . . . .            (44,963)           (30,699)        (54,549)
Equity in net income of affiliated companies (Note D). . . . . . . . . . . .              5,329                209             173
                                                                                     ---------------------------------------------
Income before cumulative effect of accounting changes. . . . . . . . . . . .             78,691             37,410          62,223
                                                                                     ---------------------------------------------
Cumulative effect of accounting changes (Notes I and K). . . . . . . . . . .                 --            (26,109)             --
                                                                                     ---------------------------------------------
          Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .             78,691             11,301          62,223
- ----------------------------------------------------------------------------------------------------------------------------------
Dividends on preferred stock, net of tax
    benefit of $1,929, $1,934 and $1,910 . . . . . . . . . . . . . . . . . .             (3,583)            (3,632)         (3,709)
                                                                                     ---------------------------------------------
          Income applicable to common shares . . . . . . . . . . . . . . . .         $   75,108         $    7,669      $   58,514
- ----------------------------------------------------------------------------------------------------------------------------------
Income per common share (Note A and H):
Primary
    Continuing operations. . . . . . . . . . . . . . . . . . . . . . . . . .         $     1.96         $     0.90      $     1.59
    Cumulative effect of accounting changes. . . . . . . . . . . . . . . . .                 --              (0.70)             --
                                                                                     ---------------------------------------------
          Income per share . . . . . . . . . . . . . . . . . . . . . . . . .         $     1.96         $     0.20      $     1.59
Fully diluted
    Continuing operations. . . . . . . . . . . . . . . . . . . . . . . . . .         $     1.84         $     0.90      $     1.49
    Cumulative effect of accounting changes. . . . . . . . . . . . . . . . .                 --              (0.70)             --
                                                                                     ---------------------------------------------
          Income per share . . . . . . . . . . . . . . . . . . . . . . . . .         $     1.84         $     0.20      $     1.49
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Cabot Corporation  CONSOLIDATED BALANCE SHEETS

                                                                                                                      September 30
- ----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                                          1994            1993
- ----------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $   80,917      $   40,267
    Accounts and notes receivable (net of reserve for
      doubtful accounts of $7,697 and $6,321) . . . . . . . . . . . . . . . . . . . . . . . . .            272,787         258,057
    Inventories (Note C). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            216,882         195,350
    Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             13,293           8,771
    Deferred income taxes (Note K). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             22,509          41,761
                                                                                                        --------------------------
      Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            606,388         544,206
                                                                                                        --------------------------


Investments:
    Equity (Notes B and D). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             86,164         166,669
    Other (Notes D and H) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            115,768           7,911
                                                                                                        --------------------------
      Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            201,932         174,580
                                                                                                        --------------------------


Property, plant and equipment (Note E). . . . . . . . . . . . . . . . . . . . . . . . . . . . .          1,381,576       1,250,228
Accumulated depreciation and amortization . . . . . . . . . . . . . . . . . . . . . . . . . . .           (687,068)       (603,708)
                                                                                                        --------------------------
      Net property, plant and equipment . . . . . . . . . . . . . . . . . . . . . . . . . . . .            694,508         646,520
                                                                                                        --------------------------


Other assets:
    Intangible assets (net of accumulated amortization
      of $34,534 and $26,926) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             74,089          78,873
    Deferred income taxes (Note K). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              6,722           5,752
    Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             33,117          39,542
                                                                                                        --------------------------
      Total other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            113,928         124,167
                                                                                                        --------------------------

Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $1,616,756      $1,489,473
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Cabot Corporation CONSOLIDATED BALANCE SHEETS
                                                                                                                     September 30
- ----------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                                          1994            1993
- ----------------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity
Current liabilities:
    Notes payable to banks . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $   26,480      $    1,501
    Current portion of long-term debt (Note G) . . . . . . . . . . . . . . . . . . . . . . . .             159,724          29,205
    Accounts payable and accrued liabilities (Note F). . . . . . . . . . . . . . . . . . . . .             281,342         297,201
    U.S. and foreign income taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3,626          25,029
    Deferred income taxes (Note K) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3,943           1,285
                                                                                                        --------------------------
      Total current liabilities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             475,115         354,221
                                                                                                        --------------------------

Long-term debt (Note G). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             307,828         459,275
Deferred income taxes (Note K) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             124,286          86,344
Other liabilities (Note I) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             147,038         147,360

Commitments and contingencies (Note L)

Stockholders' equity (Notes D, G, H, I and J):
Preferred stock:
    Authorized: 2,000,000 shares of $1 par value
      Series A Junior Participating Preferred Stock
          Issued and outstanding:  none
      Series B ESOP Convertible Preferred Stock 7.75% Cumulative
          Issued: 75,336 shares (aggregate redemption value of $73,577 and $74,982). . . . . .              75,336          75,336
Less cost of shares of preferred treasury stock. . . . . . . . . . . . . . . . . . . . . . . .              (4,003)         (3,003)
Common stock:
    Authorized: 80,000,000 shares of $1 par value
    Issued: 67,774,968 and 33,887,484 shares . . . . . . . . . . . . . . . . . . . . . . . . .              67,775          33,887
Additional paid-in capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               3,783          33,621
Retained earnings. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             916,942         861,803
Less cost of common treasury stock
    (including unearned amounts of $7,884 and $7,321). . . . . . . . . . . . . . . . . . . . .            (475,055)       (483,184)
Deferred employee benefits . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             (67,403)        (68,781)
Unrealized gain on marketable securities . . . . . . . . . . . . . . . . . . . . . . . . . . .              28,787              --
Foreign currency translation adjustments . . . . . . . . . . . . . . . . . . . . . . . . . . .              16,327          (7,406)
                                                                                                        --------------------------
    Total stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             562,489         442,273
                                                                                                        --------------------------
Total liabilities and stockholders' equity . . . . . . . . . . . . . . . . . . . . . . . . . .          $1,616,756      $1,489,473
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Cabot Corporation CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                        Years ended September 30
- --------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                        1994            1993            1992
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 78,691        $ 11,301        $ 62,223
Adjustments to reconcile net income
    to cash provided by operating activities:
      Depreciation and amortization. . . . . . . . . . . . . . . . . . . . . .            86,265          84,476          84,128
      Deferred tax provision . . . . . . . . . . . . . . . . . . . . . . . . .            27,084         (12,176)         22,920
      Gain on sales of investments . . . . . . . . . . . . . . . . . . . . . .                --          (2,841)        (12,790)
      Effects of accounting changes. . . . . . . . . . . . . . . . . . . . . .                --          26,109              --
      Equity in income of affiliated companies, net
          of dividends received. . . . . . . . . . . . . . . . . . . . . . . .               309           5,779           5,593
      Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             5,750           3,391           5,491
    Changes in assets and liabilities:
      Increase in accounts receivable. . . . . . . . . . . . . . . . . . . . .            (3,042)        (17,332)        (14,246)
      (Increase) decrease in inventories . . . . . . . . . . . . . . . . . . .           (13,688)         17,412         (27,181)
      (Decrease) increase in accounts payable and accruals   . . . . . . . . .           (27,862)         38,555         (26,693)
      Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            (9,740)         34,469           3,889
                                                                                     -------------------------------------------
Cash provided by operating activities. . . . . . . . . . . . . . . . . . . . .           143,767         189,143         103,334
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment . . . . . . . . . . . . . . . . . .           (73,555)        (65,009)        (78,070)
Investments and acquisitions (excluding cash acquired) . . . . . . . . . . . .              (371)        (40,905)        (13,745)
Sales of property, plant and equipment, and investments. . . . . . . . . . . .               545           3,506          26,033
                                                                                     -------------------------------------------
Cash used by investing activities. . . . . . . . . . . . . . . . . . . . . . .           (73,381)       (102,408)        (65,782)
- --------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt . . . . . . . . . . . . . . . . . . . . . . . . .             1,189           9,259         118,778
Repayments of long-term debt . . . . . . . . . . . . . . . . . . . . . . . . .           (41,584)         (7,076)        (31,521)
Net increase (decrease) in short-term debt . . . . . . . . . . . . . . . . . .            24,979         (66,700)       (106,998)
Issuances of treasury stock, net . . . . . . . . . . . . . . . . . . . . . . .             7,703          12,647           3,185
Cash dividends paid to stockholders. . . . . . . . . . . . . . . . . . . . . .           (23,552)        (22,920)        (22,694)
                                                                                     -------------------------------------------
Cash used by financing activities. . . . . . . . . . . . . . . . . . . . . . .           (31,265)        (74,790)        (39,250)
- --------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash. . . . . . . . . . . . . . . . . . . .             1,529          (2,334)         (6,683)
                                                                                     -------------------------------------------
Increase (decrease) in cash and cash equivalents . . . . . . . . . . . . . . .            40,650           9,611          (8,381)
Cash and cash equivalents at beginning of year . . . . . . . . . . . . . . . .            40,267          30,656          39,037
                                                                                     -------------------------------------------
    Cash and cash equivalents at end of year . . . . . . . . . . . . . . . . .          $ 80,917        $ 40,267        $ 30,656
- --------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

Cabot Corporation NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SIGNIFICANT ACCOUNTING POLICIES
- --------------------------------------------------------------------------------
The Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies of the Company are described below.

PRINCIPLES OF CONSOLIDATION The Consolidated Financial Statements include the accounts of Cabot Corporation and majority-owned and controlled domestic and foreign subsidiaries. Investments in majority-owned affiliates where control does not exist and investments in 20 percent to 50 percent-owned affiliates are accounted for on the equity method. Intercompany transactions have been eliminated.

CASH EQUIVALENTS For purposes of the statements of cash flows, the Company considers all time deposits and short-term investments with a maturity of three months or less at time of purchase to be cash equivalents.

FOREIGN CURRENCY TRANSLATION Substantially all assets and liabilities of the Company's foreign operations are translated at year-end exchange rates. Revenues and expenses are translated at the weighted average rate during the year. Foreign currency gains and losses arising from transactions are reflected in net income. Balance sheet translation gains and losses are reflected as a separate component of stockholders' equity.

INVENTORIES Inventories are stated at the lower of cost or market. The cost of most domestic inventories is determined using the last-in, first-out (LIFO) method. The cost of other domestic and all foreign inventories is determined using the average cost method or the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment are recorded at cost. For financial reporting purposes, depreciation of property, plant and equipment is calculated using primarily the straight-line method based on estimated economic lives of 3 to 25 years.

EARNINGS PER SHARE Earnings per share is computed on the basis of weighted average shares outstanding during each year. Fully diluted earnings per share considers conversion of the Company's Series B ESOP Convertible Preferred Stock held by the Company's Employee Stock Ownership Plan (Note H) and shares issuable under the Company's incentive compensation plans (Note J).


INCOME TAXES In the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," retroactive to October 1, 1992. Under SFAS No. 109, deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional foreign taxes on the undistributed earnings of foreign subsidiaries, except for amounts the Company has designated to be permanently reinvested.

INTANGIBLE ASSETS Intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired and the costs of technology, licenses and patents purchased in business acquisitions. The excess of cost over the fair value of net assets acquired is amortized on the straight-line basis over either 40 years or an estimated useful life, whichever is shorter. Other intangibles are amortized over their estimated useful lives. Included in Other Charges is amortization expense of $7,661,000, $6,884,000 and $7,360,000 in 1994, 1993 and 1992, respectively.

INTEREST RATE SWAP AGREEMENTS The Company entered into interest rate swap agreements during 1993 to convert a portion of its fixed-rate obligations into floating-rate borrowings. The interest rate differential to be received or paid is recognized over the lives of the agreements as an adjustment to interest expense. There are no open contracts as of September 30, 1994.

FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS Forward foreign currency exchange contracts are purchased to reduce the impact of foreign currency fluctuations on operating results. Realized and unrealized gains and losses on these contracts are recorded in net income currently, with the exception of gains or losses on contracts designated to hedge a net investment, which are recorded as translation adjustments. Included in Other Charges are foreign exchange losses of $1,713,000, $1,977,000 and $3,021,000 in 1994, 1993 and 1992, respectively.

RECLASSIFICATION Certain amounts in 1993 and 1992 have been reclassified to conform to the 1994 presentation.

B.  RESTRUCTURING
- --------------------------------------------------------------------------------
SPECIALTY CHEMICALS AND MATERIALS During 1993, the Company recognized a $47,400,000 charge for the restructuring of certain Specialty Chemicals and Materials businesses including a carbon black plant closing in Europe, the scaling back of the Company's Plastics recycling business and the closing of certain Specialty Chemicals production lines.

        During 1994, the Company incurred $17,890,000 of cost accrued for in 1993 for employee separation and facility closing expenses. Also, the Company revised its restructuring reserve based on the actual costs incurred during the closing of a carbon black plant in Europe. The Company will continue to evaluate its remaining reserve as new data become available, primarily relating to the final disposition of assets at the closed plant. A $4,000,000 benefit from the revision of the reserve was recorded in 1994.

        During 1994, the Company recorded, in Other Charges, a $6,150,000 charge to write off its investment in its Japanese carbon black equity affiliate due to significant ongoing losses which are expected to continue.

ENERGY During 1994 and 1993, the Company recognized gains of $10,210,000 and $14,177,000, respectively, on the favorable resolution of certain matters related to divested energy businesses, which included the settlement of the Company's last significant take-or-pay case in 1994.

C.  INVENTORIES
- --------------------------------------------------------------------------------
Inventories were as follows:
                                                         September 30
- ---------------------------------------------------------------------
Dollars in thousands                               1994          1993
- ---------------------------------------------------------------------
Raw materials . . . . . . . . . . . . . .      $ 52,564      $ 45,589
Work in process . . . . . . . . . . . . .        33,139        36,923
Finished goods. . . . . . . . . . . . . .        94,363        77,747
Other . . . . . . . . . . . . . . . . . .        36,816        35,091
                                               ----------------------
    Total . . . . . . . . . . . . . . . .      $216,882      $195,350
- ---------------------------------------------------------------------

Inventories valued under the LIFO method comprised approximately 26 percent and 23 percent of 1994 and 1993 totals, respectively. The estimated current cost of these inventories exceeded their stated valuation determined on the LIFO basis by $32,666,000 and $26,958,000 at September 30, 1994 and 1993, respectively.


D.  INVESTMENTS
- --------------------------------------------------------------------------------
Investments in net assets of affiliated companies accounted for under the equity method amounted to $86,164,000 and $166,669,000 at September 30, 1994 and 1993,
respectively. The combined results of operations and financial position of the
Company's equity-basis affiliates are summarized below:

                                                Years ended September 30
- ------------------------------------------------------------------------
Dollars in thousands                                1994            1993
- ------------------------------------------------------------------------
CONDENSED INCOME STATEMENT INFORMATION
Net sales. . . . . . . . . . . . . . . . . .    $335,346        $860,535
Gross margin . . . . . . . . . . . . . . . .      84,281         151,502
Income before accounting changes . . . . . .       5,064           5,259
Net income . . . . . . . . . . . . . . . . .       5,064           6,080


CONDENSED BALANCE SHEET INFORMATION
Current assets . . . . . . . . . . . . . . .    $199,920        $306,749
Non-current assets . . . . . . . . . . . . .     317,666         618,890
Current liabilities. . . . . . . . . . . . .     242,452         313,196
Non-current liabilities. . . . . . . . . . .     105,599         234,387
Net worth. . . . . . . . . . . . . . . . . .     169,535         378,056
- ------------------------------------------------------------------------

        On July 13, 1994, American Oil and Gas Corporation (AOG) was merged into a subsidiary of K N Energy, Inc. (KNE). As a result of the merger, each outstanding share of AOG held by the Company was converted into 0.47 of a share of KNE common stock. On the completion of the merger, the Company owned approximately 15% of the outstanding KNE common stock and has accounted for its investment in accordance with the provisions of SFAS No. 115. Prior to the merger, the Company owned a 34% interest in AOG and accounted for its investment on the equity method.

        During 1994, the Company's investment in its Indonesian affiliate was accounted for on an equity basis. Effective September 30, 1994, the balance sheet of the Indonesian affiliate was fully consolidated reflecting the Company's ongoing controlling interest.

        Condensed income statement and balance sheet information for the Company's investment in KNE common stock and the Indonesian affiliate have been excluded from the above 1994 combined results of operations and financial position.

        Effective September 30, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Equity securities with readily determinable fair values have been reflected on the balance sheet at their fair values as of September 30, 1994. A $28,787,000 unrealized gain, net of a $17,644,000 deferred tax liability, has been reflected as a separate component of stockholders' equity (Note H).

E.  PROPERTY, PLANT & EQUIPMENT
- --------------------------------------------------------------------------------
The cost of property, plant and equipment, by industry segment, was as follows:

                                                              September 30
- --------------------------------------------------------------------------
Dollars in thousands                                  1994            1993
- --------------------------------------------------------------------------
Specialty Chemicals and Materials. . . . .      $1,288,647      $1,156,692
Energy . . . . . . . . . . . . . . . . . .          91,295          91,566
General corporate assets . . . . . . . . .           1,634           1,970
                                                --------------------------
    Total. . . . . . . . . . . . . . . . .      $1,381,576      $1,250,228
- --------------------------------------------------------------------------

F.  ACCOUNTS PAYABLE & ACCRUED LIABILITIES
- --------------------------------------------------------------------------------
Accounts payable and accrued liabilities consisted of the following:
                                                            September 30
- ------------------------------------------------------------------------
Dollars in thousands                                1994            1993
- ------------------------------------------------------------------------
Accounts payable . . . . . . . . . . . .        $101,934        $ 85,893
Accrued employee compensation. . . . . .          25,024          20,224
Restructuring liabilities. . . . . . . .          19,474          41,364
Other accrued liabilities. . . . . . . .         134,910         149,720
                                                ------------------------
    Total. . . . . . . . . . . . . . . .        $281,342        $297,201
- ------------------------------------------------------------------------

G.  DEBT
- --------------------------------------------------------------------------------
Long-term debt consisted of the following:
                                                            September 30
- ------------------------------------------------------------------------
Dollars in thousands                                 1994           1993
- ------------------------------------------------------------------------
Notes due 1994, 9.875% . . . . . . . . . . .    $ 150,000       $150,000
Notes due 2002-2022, 8.07% . . . . . . . . .      105,000        105,000
Notes due 1997, 10.25% . . . . . . . . . . .      100,000        100,000
Guarantee of ESOP notes
    due 2013, 8.29%. . . . . . . . . . . . .       67,403         68,781
Overseas Private Investment Corpo-
    ration due 2002, floating rate, 6.5%
    at September 30, 1994. . . . . . . . . .       15,000             --
French franc-denominated notes
    due 1995-1997, 8.37%-15.12%                       357         16,419
Notes due 1993, 7.40%. . . . . . . . . . . .           --         14,998
Australian dollar-denominated
    notes due 1995, 12.90% . . . . . . . . .        1,665          4,352
Industrial Revenue Bonds due
    1997-2014, 9.35%-14.00%. . . . . . . . .        5,000          6,000
Other, including foreign term loans. . . . .       23,127         22,930
                                                ------------------------
                                                  467,552        488,480
Less: current portion of
    long-term debt . . . . . . . . . . . . .     (159,724)       (29,205)
                                                ------------------------
      Total. . . . . . . . . . . . . . . . .    $ 307,828       $459,275
- ------------------------------------------------------------------------

        During fiscal 1989, the Company's Employee Stock Ownership Plan (ESOP) borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.29% per annum, and is to be repaid in equal quarterly installments through December 31, 2013. The Company, as guarantor, has reflected the outstanding balance of $67,403,000 as a liability on the Company's consolidated balance sheet at September 30, 1994. An equal amount, representing deferred employee benefits, has been recorded as a reduction of stockholders' equity (Note H).

        In June 1992, the Company filed a $300 million debt shelf registration statement with the Securities and Exchange Commission. Subsequently, $105 million of notes payable were refinanced with notes of a weighted average maturity of 19 years and a weighted average interest rate of 8.07%. The notes were issued at par and provide for principal to be repaid at maturity.

        During 1994, the Company replaced its revolving credit and term loan facility. Under the new credit agreement, the Company may borrow up to $250,000,000 at floating rates. The agreement contains provisions regarding minimum net worth requirements and certain indebtedness limitations which could limit the amount available for future borrowings. Commitment fees are paid based on the used and unused portions of the facility. The facility is available through January 13, 1997. No amounts were outstanding under this credit agreement at September 30, 1994.

        The aggregate principal amounts of long-term debt due in each of the five fiscal years 1995 through 1999 are $159,724,000, $12,121,000, $6,854,000,
$105,987,000 and $6,238,000, respectively.

        Cash paid for interest during 1994, 1993 and 1992 totalled $41,663,000, $41,970,000 and $44,347,000, respectively. The Company capitalized no interest in 1994 or 1993, and $3,963,000 in 1992.

        Based primarily on dealer quotes, the fair value of long-term borrowings was approximately $478,000,000 and $555,000,000 at September 30, 1994 and 1993,
respectively.

H.  STOCKHOLDERS' EQUITY
- -------------------------------------------------------------------------------------------------------------------------
The following table summarizes the changes in stockholders' equity for each of the three years in the period ended
September 30, 1994:

                                                                                                 Years ended September 30
- -------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                 1994            1993            1992
- -------------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  75,336       $  75,336       $  75,336
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  75,336       $  75,336       $  75,336
                                                                                -----------------------------------------
PREFERRED TREASURY STOCK
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  (3,003)      $  (2,693)      $  (2,393)
    Purchase of treasury stock . . . . . . . . . . . . . . . . . . . .             (1,000)           (310)           (300)
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  (4,003)      $  (3,003)      $  (2,693)
                                                                                -----------------------------------------
COMMON STOCK
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  33,887       $  33,887       $  33,887
    Two-for-one stock split. . . . . . . . . . . . . . . . . . . . . .             33,888              --              --
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  67,775       $  33,887       $  33,887
                                                                                -----------------------------------------
ADDITIONAL PAID-IN CAPITAL
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  33,621       $  30,324       $  26,597
    Sale of treasury stock to the Profit Sharing and Savings Plan. . .                633             861             (50)
    Issuance of treasury stock under employee compensation plans . . .              3,417           2,436           3,777
    Two-for-one stock split. . . . . . . . . . . . . . . . . . . . . .            (33,888)             --              --
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $   3,783       $  33,621       $  30,324
                                                                                -----------------------------------------
RETAINED EARNINGS
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $ 861,803       $ 873,422       $ 833,893
    Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . .             78,691          11,301          62,223
    Common dividends paid ($0.53, $0.52, $0.52 per share). . . . . . .            (19,969)        (19,288)        (18,985)
    Preferred dividends paid to ESOP, net of tax benefit . . . . . . .             (3,583)         (3,632)         (3,709)
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $ 916,942       $ 861,803       $ 873,422
                                                                                -----------------------------------------
COMMON TREASURY STOCK
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $(475,863)      $(490,132)      $(493,584)
    Purchase of treasury stock . . . . . . . . . . . . . . . . . . . .                 --             (57)         (1,678)
    Sale of treasury stock to the Profit Sharing and Savings Plan. . .                625           1,896             502
    Issuance of treasury stock under employee compensation plans . . .              8,067          12,430           4,628
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $(467,171)      $(475,863)      $(490,132)
                                                                                -----------------------------------------
UNEARNED COMPENSATION
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  (7,321)      $  (4,692)      $  (1,415)
    Issuance of treasury stock under employee compensation plans . . .             (4,039)         (4,609)         (3,693)
    Amortization . . . . . . . . . . . . . . . . . . . . . . . . . . .              3,476           1,980             416
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  (7,884)      $  (7,321)      $  (4,692)
                                                                                -----------------------------------------
DEFERRED EMPLOYEE BENEFITS
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $ (68,781)      $ (70,050)      $ (71,220)
    Principal payment by ESOP under guaranteed loan. . . . . . . . . .              1,378           1,269           1,170
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $ (67,403)      $ (68,781)      $ (70,050)
                                                                                -----------------------------------------
UNREALIZED GAIN ON MARKETABLE SECURITIES
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $      --       $      --       $      --
    Unrealized gain (Note D) . . . . . . . . . . . . . . . . . . . . .             28,787              --              --
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  28,787       $      --       $      --
                                                                                -----------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
    Beginning of year. . . . . . . . . . . . . . . . . . . . . . . . .          $  (7,406)      $  47,553       $  25,762
    Foreign currency translation adjustments . . . . . . . . . . . . .             23,733         (54,959)         21,791
                                                                                -----------------------------------------
      End of year. . . . . . . . . . . . . . . . . . . . . . . . . . .          $  16,327       $  (7,406)      $  47,553
                                                                                -----------------------------------------
TOTAL STOCKHOLDERS' EQUITY, END OF YEAR. . . . . . . . . . . . . . . .          $ 562,489       $ 442,273       $ 492,955
- -------------------------------------------------------------------------------------------------------------------------

SHARES OF STOCK                                         September 30
- --------------------------------------------------------------------
                                  1994          1993            1992
- --------------------------------------------------------------------
PREFERRED STOCK
Beginning of year. . . .        75,336        75,336          75,336
                            ----------------------------------------
    End of year. . . . .        75,336        75,336          75,336
- --------------------------------------------------------------------
PREFERRED TREASURY STOCK
Beginning of year. . . .         3,686         3,230           2,559
Purchased. . . . . . . .           818           456             671
                            ----------------------------------------
    End of year. . . . .         4,504         3,686           3,230
- --------------------------------------------------------------------
COMMON STOCK
Beginning of year. . . .    33,887,484    33,887,484      33,887,484
Two-for-one stock split.    33,887,484            --              --
                            ----------------------------------------
    End of year. . . . .    67,774,968    33,887,484      33,887,484
- --------------------------------------------------------------------
COMMON TREASURY STOCK
Beginning of year. . . .    15,161,103    15,560,213      15,688,415
Purchased. . . . . . . .            --         1,300          34,617
Issued . . . . . . . . .      (278,550)     (400,410)       (162,819)
Two-for-one stock split.    14,901,169            --              --
                            ----------------------------------------
    End of year. . . . .    29,783,722    15,161,103      15,560,213
- --------------------------------------------------------------------

        In November 1986, the Company declared a dividend of one Preferred Stock Purchase Right (Right) for each outstanding share of Cabot common stock. In August 1988, the Company amended the terms of the Rights. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, to purchase from Cabot a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $100 per unit. The Rights further provide that each Right will entitle the holder, upon the occurrence of certain other specified events, to purchase from Cabot, Cabot common stock having a value of twice the exercise price of the Right or, upon the occurrence of certain other specified events, to purchase from another person into which Cabot was merged or which acquired 50% or more of Cabot's assets or earnings power, common stock of such other person having a value of twice the exercise price of the Right. The Rights may be generally redeemed by Cabot at a price of $0.05 per Right. The Rights expire on December 3, 1996.

        During fiscal 1989, the Company placed 75,336 shares of its Series B ESOP Convertible Preferred Stock with the Company's Employee Stock Ownership Plan (ESOP) for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock is convertible into 43.735 shares of the Company's common stock subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The trustee for the ESOP has the right to cause the Company to redeem shares sufficient to provide for periodic distributions to plan participants. Such shares shall be redeemed at their fair market value, and may be redeemed by the Company for cash, shares of the Company's common stock, or a combination thereof at the Company's option. Each share is redeemable at the option of the Company at a price of $1,038.75. The redemption price declines annually until it becomes $1,000 on and after November 19, 1998, plus accrued but unpaid dividends to the redemption date.

        The issued shares of Series B ESOP Convertible Preferred Stock are entitled to receive preferential and cumulative quarterly dividends, and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock. At September 30, 1994, 3,098,000 shares of the Company's common stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock.

        On July 27, 1994, a two-for-one stock split in the form of a stock dividend was authorized, payable to stockholders of record on August 9, 1994. A total of 33,887,484 shares were issued in connection with the split. Also, $33,887,484 was reclassified from additional paid-in-capital to common stock. All common share and per share amounts in these financial statements have been restated to reflect the split where appropriate.

        In October 1994, the Company's Board of Directors authorized the purchase of up to 1,500,000 of the Company's common shares and withdrew the previous authorization.

I.  PENSION PLANS & POSTRETIREMENT BENEFITS
- --------------------------------------------------------------------------------------------------------------------------------
PENSION PLANS Net periodic pension cost was comprised of the following elements:

                                                                                                        Years ended September 30
- --------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                        1994            1993            1992
- --------------------------------------------------------------------------------------------------------------------------------
Current year service cost . . . . . . . . . . . . . . . . . . . . . . . . . . .         $  8,090        $  9,254        $  7,768
Interest accrued on pension obligations . . . . . . . . . . . . . . . . . . . .           11,675           9,964           9,995
Actual return on plan assets. . . . . . . . . . . . . . . . . . . . . . . . . .          (11,431)        (12,357)        (10,760)
Net amortization. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           (2,062)         (1,580)         (2,549)
                                                                                        ----------------------------------------
        Net periodic pension cost . . . . . . . . . . . . . . . . . . . . . . .         $  6,272        $  5,281        $  4,454
- --------------------------------------------------------------------------------------------------------------------------------

The following table sets forth the funded status of pension plans:

                                                                                                                    September 30
- --------------------------------------------------------------------------------------------------------------------------------
Dollars in thousands                                                                                        1994            1993
- --------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations . . . . . . . . . . . . . . . . . . . .        $155,253        $144,254
Plan assets at fair value (primarily fixed-income and equity securities) . . . . . . . . . . . .         163,651         150,659
                                                                                                        ------------------------
Excess of plan assets over projected benefit obligations . . . . . . . . . . . . . . . . . . . .           8,398           6,405
Unrecognized net gain. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         (24,084)        (14,767)
Unrecognized prior service cost. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,066          (3,261)
Unrecognized net asset being amortized over 16 years . . . . . . . . . . . . . . . . . . . . . .          (6,906)         (8,798)
                                                                                                        ------------------------
        Net deferred pension credit (included in other deferred liabilities) . . . . . . . . . .        $(19,526)       $(20,421)
- --------------------------------------------------------------------------------------------------------------------------------

        The Company has trusteed, non-contributory pension plans covering most employees in the United States and certain foreign subsidiaries. Benefits provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. The Company's funding policy is to contribute annually amounts based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations.

        Pension benefits accrue under several benefit plans, including the following two plans: the Cash Balance Plan (CBP), a defined benefit pension plan, and the Employee Stock Ownership Plan (ESOP). In November 1988, the ESOP was funded with the Company's newly issued Series B ESOP Convertible Preferred Stock, which was acquired with $75,000,000 borrowed by the ESOP (Notes G and H).

        At September 30, 1994 and 1993, the projected benefit obligations included accumulated benefit obligations of $132,823,000 and $122,065,000, respectively, of which $123,694,000 and $111,240,000 were vested, respectively.

        The following weighted average rates were used in the calculations:

                                            Years Ended September 30
- --------------------------------------------------------------------
                                                   1994         1993
- --------------------------------------------------------------------
Discount rate . . . . . . . . . . . . . .          8.0%         7.2%
Expected rate of return on plan
    assets. . . . . . . . . . . . . . . .          9.0%         7.9%
Assumed rate of increase in
    compensation. . . . . . . . . . . . .          5.5%         5.3%
- --------------------------------------------------------------------

POSTRETIREMENT BENEFITS The Company has defined benefit postretirement plans that provide certain health care and life insurance benefits for retired employees. Substantially all U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The Company funds the plans as claims or insurance premiums are incurred.

        Effective October 1, 1992, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual of these benefits during the years an employee provides service. Prior to October 1, 1992, the expense for these benefits was recognized as actual claims or insurance premiums were incurred. As of October 1, 1992, the cumulative effect of adopting this change was a $43,200,000 after-tax charge. In addition to the one-time charge upon adoption, the effect of the change in accounting increased 1993 pre-tax expense by $800,000, resulting in a pre-tax net periodic postretirement benefit cost of $5,500,000.

        Net periodic postretirement benefit cost was comprised of the following components:

                                              Years Ended September 30
- ----------------------------------------------------------------------
Dollars in thousands                              1994            1993
- ----------------------------------------------------------------------
Current year service cost. . . . . . . .        $  709          $  580
Interest accrued on postretirement
    benefit obligations. . . . . . . . .         4,776           4,920
Net amortization . . . . . . . . . . . .           221              --
                                                ----------------------
Net periodic postretirement benefit
    cost . . . . . . . . . . . . . . . .        $5,706          $5,500
- ----------------------------------------------------------------------

        The following table sets forth the funded status of the postretirement benefit plans:
                                                        Years ended September 30
- --------------------------------------------------------------------------------
Dollars in thousands                                        1994            1993
- --------------------------------------------------------------------------------
Accumulated postretirement benefit obligations:
    Retirees . . . . . . . . . . . . . . . . . .        $ 51,489        $ 59,196
    Fully eligible active plan participants. . .           4,716           5,122
    Other active plan participants . . . . . . .          10,712          11,836
                                                        ------------------------
                                                          66,917          76,154
Plan assets at fair value. . . . . . . . . . . .              --              --
                                                        ------------------------
Excess of accumulated postretirement
    benefit obligations over plan assets . . . .         (66,917)        (76,154)
Unrecognized net (gain) loss . . . . . . . . . .             (81)          9,942
Unrecognized prior service cost. . . . . . . . .             (85)             --
                                                        ------------------------
    Accrued postretirement benefit cost. . . . .        $(67,083)       $(66,212)
- --------------------------------------------------------------------------------

        Health care cost trend rate assumptions have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1994 and 1993 by approximately $5,400,000 and $5,900,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by approximately $500,000 and $400,000, respectively.

        The following rates were used in the calculations:

                                          Years Ended September 30
- ------------------------------------------------------------------
                                                  1994        1993
- ------------------------------------------------------------------
Discount rate . . . . . . . . . . . . . . .       8.3%        6.5%
Assumed rate of increase in
    compensation. . . . . . . . . . . . . .       6.0%        5.0%
Assumed annual rate of increase
    in health care benefits . . . . . . . .      11.5%       12.5%
Annual decrease in assumed rate of
    increase in health care benefits. . . .       1.0%        1.0%
Assumed ultimate trend rate . . . . . . . .       6.3%        4.5%
Assumed ultimate trend rate to be
    reached in year . . . . . . . . . . . .       2001        2002
- ------------------------------------------------------------------

        The cost of retiree health care and life insurance benefits paid as claims or insurance premiums was $3,965,000 in 1992.

 J.  PROFIT SHARING & INCENTIVE
     COMPENSATION PLANS
- --------------------------------------------------------------------------------
The Company has a Profit Sharing and Savings Plan (PSSP) which covers salaried employees of most U.S. operations. Accrued contributions of the Company, which are based upon an annual return on stockholders' equity, were $5,707,000, $1,178,000, and $2,269,000 in 1994, 1993 and 1992, respectively. During 1994, the Company amended its PSSP effective October 1, 1994. Under the amended plan, now called the Cabot Retirement Incentive Savings Plan (CRISP), the Company will make matching contributions of at least 75% of a participant's contribution, of up to 7.5% of the participant's eligible compensation.

        The Company has an Equity Incentive Plan for key management employees. Under this plan, participants may be granted various types of stock and stock-based awards. During 1988-1991, the awards granted consisted of stock options, performance appreciation rights (PARs) and tandem units which may be exercised as stock options or PARs. These awards were granted at fair market value of Cabot's stock at date of grant, and vest ratably on each of the next four anniversaries of the award. In 1992 through 1994, awards consisted of common stock of the Company which employees could elect to receive in the form of restricted stock purchased at a price equal to 50% of the fair market value on the date of the award, nonqualified stock options at fair market value of Cabot's stock on the date of the award, or a combination of one-half of each. The awards vest on the third anniversary of the award.

        During 1992, the Company purchased previously awarded PARs from employees electing to accept a repurchase offer. The purchase price for the PARs was determined using a valuation method that established the value of each PAR considering, among other factors, the date awarded, the time normally taken to exercise, the market price of Cabot's common stock and the level of the Standard & Poor's Industrials index at the date of issue of the PAR. The Company repurchased 547,316 PARs at a cost of approximately $3,800,000. The following table summarizes the plan's activity from September 30, 1991 through September 30, 1994:

- ---------------------------------------------------------------------------------
                            Stock Options
                           Tandem Options
                     and Restricted Stock           PARs              Price Range
- ---------------------------------------------------------------------------------
September 30, 1991. . .         1,865,472        604,494        $ 12.63 to $20.94
    Granted . . . . . .           408,712             --        $ 15.44 to $23.38
    Exercised . . . . .          (182,452)      (548,416)       $ 14.00 to $20.94
    Cancelled . . . . .          (119,810)       (50,804)       $ 15.19 to $20.94
- ---------------------------------------------------------------------------------
September 30, 1992. . .         1,971,922          5,274        $ 12.63 to $23.38
    Granted . . . . . .           431,870             --        $ 21.94 to $22.82
    Exercised . . . . .          (100,086)        (1,120)       $ 14.63 to $20.94
    Cancelled . . . . .           (75,428)            --        $ 14.00 to $23.38
- ---------------------------------------------------------------------------------
September 30, 1993. . .         2,228,278          4,154        $ 12.63 to $23.38
    Granted . . . . . .           484,090             --        $ 24.56 to $27.94
    Exercised . . . . .          (110,202)          (950)       $ 12.63 to $20.94
    Cancelled . . . . .          (139,420)            --        $ 15.19 to $24.56
- ---------------------------------------------------------------------------------
September 30, 1994. . .         2,462,746          3,204        $ 12.63 to $27.94
- ---------------------------------------------------------------------------------

        The options in the table above expire at various dates through September 2002. Options for 1,108,978 shares were exercisable at prices ranging from $12.63 to $23.38 at September 30, 1994. The Company had reserved 3,635,336 shares of common stock for issuance under the plan at September 30, 1994. There were 790,594 shares available for future grants at September 30, 1994.

        The Company has an Incentive Stock Plan for certain key management employees under which 114,000 shares of Cabot common stock have been authorized to be issued, and have been awarded, to plan participants. At September 30, 1994, all shares were vested under this plan. No awards were made in 1992, 1993 or 1994.

K.  INCOME TAXES
- --------------------------------------------------------------------------------
In the fourth quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," retroactive to October 1, 1992. The Company recognized the cumulative effect of adoption in its restated first quarter, resulting in an increase to net income for the year ended September 30, 1993 of approximately $17.1 million.

        Income before income taxes and the cumulative effect of accounting changes was as follows:

                                             Years ended September 30
- ---------------------------------------------------------------------
Dollars in thousands                1994           1993          1992
- ---------------------------------------------------------------------
Domestic. . . . . . .           $ 30,388        $32,780      $ 56,964
Foreign . . . . . . .             87,937         35,120        59,635
                                -------------------------------------
    Total . . . . . .           $118,325        $67,900      $116,599
- ---------------------------------------------------------------------

        A summary of taxes on income is as follows:
                                               Years ended September 30
- -----------------------------------------------------------------------
Dollars in thousands               1994            1993            1992
- -----------------------------------------------------------------------
U.S. federal and state:
Current . . . . . . . . .       $(3,131)        $16,798         $10,865
Deferred. . . . . . . . .        15,644          (5,305)         14,720
                                ---------------------------------------
    Total . . . . . . . .       $12,513         $11,493         $25,585
- -----------------------------------------------------------------------
Foreign:
Current . . . . . . . . .       $21,010         $26,077         $20,002
Deferred. . . . . . . . .        11,440          (6,871)          8,962
                                ---------------------------------------
    Total . . . . . . . .       $32,450         $19,206         $28,964
- -----------------------------------------------------------------------
      Total . . . . . . .       $44,963         $30,699         $54,549
- -----------------------------------------------------------------------

        The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                    Years ended September 30
- ----------------------------------------------------------------------------
Dollars in thousands                       1994            1993         1992
- ----------------------------------------------------------------------------
Computed tax expense at
    the expected statutory
    rate . . . . . . . . . . . . .      $41,414         $23,596      $39,644
Foreign income:
    Impact of taxation at
      different rates, repatri-
      ation and other. . . . . . .         (257)          2,412        3,423
    Impact of foreign losses for
      which a current tax
      benefit is not available . .          701           2,158        4,023
State taxes, net of federal
    effect . . . . . . . . . . . .        2,655             407        2,105
Amortization of assets not
    deductible . . . . . . . . . .           --             (19)         592
Foreign sales corporation. . . . .       (1,158)         (1,000)        (650)
Increase in U.S. tax rate. . . . .           --            (812)          --
Other, net . . . . . . . . . . . .        1,608           3,957        5,412
                                        ------------------------------------
    Provision for income
      taxes. . . . . . . . . . . .      $44,963         $30,699      $54,549
- ----------------------------------------------------------------------------

        Significant components of deferred income taxes were as follows:

                                                    September 30
- ----------------------------------------------------------------
Dollars in thousands                        1994            1993
- ----------------------------------------------------------------
Deferred tax assets:
Property, plant and equipment . . . .   $ 23,257        $ 24,698
Pension and other benefits. . . . . .     43,572          40,199
Environmental issues. . . . . . . . .     14,761          13,207
Restructuring charges . . . . . . . .     10,337          13,964
Deferred revenue and accrued gas
  contracts costs . . . . . . . . . .      2,738          16,899
State and local taxes . . . . . . . .      1,804           6,097
Net operating loss and other tax
  carryforwards . . . . . . . . . . .     14,568          13,073
Other . . . . . . . . . . . . . . . .     25,166          20,943
                                        ------------------------
  Subtotal. . . . . . . . . . . . . .    136,203         149,080
                                        ------------------------
Valuation allowances. . . . . . . . .    (14,915)        (10,516)
                                        ------------------------
    Total deferred tax assets . . . .   $121,288        $138,564
- ----------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment . . . .   $ 72,379        $ 68,560
Pension and other benefits. . . . . .     10,967           7,412
Restructuring charges . . . . . . . .      1,960           2,381
Marketable securities . . . . . . . .     17,644              --
Other . . . . . . . . . . . . . . . .    117,336         100,327
                                        ------------------------
    Total deferred tax liabilities. .   $220,286        $178,680
- ----------------------------------------------------------------

        The valuation allowance for deferred tax assets increased $4,399,000 in 1994. The increase relates primarily to the consolidation of a previously unconsolidated subsidiary during the current year. The major component of the valuation allowance at September 30, 1994 relates to the uncertainty of realizing certain foreign deferred tax assets.

        For 1992, the deferred tax provision, computed in accordance with Accounting Principles Board Opinion No. 11, represents the effects of timing differences between financial and income tax reporting. The significant components giving rise to the timing differences for the year ended
September 30, 1992 were:

- ------------------------------------------------------------------------
Dollars in thousands
- ------------------------------------------------------------------------
Depreciation and amortization . . . . . . . . . . . . .          $ 5,832
Sale of investments . . . . . . . . . . . . . . . . . .            2,455
Undistributed earnings from affiliates. . . . . . . . .            2,247
Accrued reorganization. . . . . . . . . . . . . . . . .            2,166
Inventory items . . . . . . . . . . . . . . . . . . . .              374
Deferred revenue and accrued gas
    contracts costs . . . . . . . . . . . . . . . . . .              342
Pension and other benefits. . . . . . . . . . . . . . .             (308)
Environmental issues. . . . . . . . . . . . . . . . . .             (530)
Other, net. . . . . . . . . . . . . . . . . . . . . . .           11,104
                                                                 -------
    Total deferred provision. . . . . . . . . . . . . .          $23,682
- ------------------------------------------------------------------------

        Approximately $43,889,000 of net operating losses and other tax carryforwards remained at September 30, 1994, $27,517,000 of which expire in the years 1995 through 1999, and $16,372,000 of which can be carried forward indefinitely. The benefits of these carryforwards are dependent on taxable income during the carryforward period in those foreign jurisdictions wherein they arose, and accordingly, a valuation allowance has been provided where the Company has determined that it is more likely than not that the carryforwards will not be utilized.

        United States income tax returns for fiscal years 1990 and 1991 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

        Provision has not been made for U.S. income taxes or foreign withholding taxes on approximately $130,000,000 of undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, if foreign earnings were loaned to the Company or a U.S. subsidiary, or if the Company should sell its stock in the subsidiaries. However, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. income tax and offset any foreign withholding tax that might otherwise be due.

        Cash paid for income taxes during 1994, 1993 and 1992 totalled $23,855,000, $25,934,000 and $28,518,000, respectively.

L.   COMMITMENTS & CONTINGENCIES
- --------------------------------------------------------------------------------
LEASE COMMITMENTS  The Company leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totalled $17,638,000,
$14,514,000 and $14,798,000 in 1994, 1993 and 1992, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

- --------------------------------------------------------
Dollars in thousands
- --------------------------------------------------------
1995 . . . . . . . . . . . . . . . . . . .      $ 16,044
1996 . . . . . . . . . . . . . . . . . . .        13,390
1997 . . . . . . . . . . . . . . . . . . .        11,905
1998 . . . . . . . . . . . . . . . . . . .        10,242
1999 . . . . . . . . . . . . . . . . . . .        10,025
2000 and thereafter. . . . . . . . . . . .        46,822
                                                --------
                                                $108,428
- --------------------------------------------------------

CONTINGENCIES The Company is a defendant in various lawsuits and environmental proceedings wherein substantial amounts are claimed.

        Fumed silica supplied by Cabot was used by others in the manufacture of silicone breast implant envelopes. There are currently pending more than 10,000 lawsuits in state and federal courts alleging injuries arising from the use of silicone breast implants. The federal cases have been consolidated in the Multi-District Litigation pending in the United States District Court for the Northern District of Alabama. Generally, the various state cases have been similarly consolidated in each jurisdiction. In addition, arrangements have been made for consolidated discovery in all actions.

        A so-called "global settlement" between certain classes of plaintiffs who have not "opted out" and certain defendants (not including the Company) has been approved by the United States District Court for the Northern District of Alabama. Plaintiffs who have opted out of the settlement are now free to proceed with their own claims.

        The Company has been named as a defendant in fewer than 100 breast implant lawsuits. The Company has also been dismissed as a defendant from a number of those suits, without any settlement payments, and has won summary judgment (subject to appeal) in others. The Company believes that it has adequate defenses in each of the lawsuits in which it is a defendant. However, the scientific, legal and societal issues raised by these cases are complex and the outcome is uncertain. The Company, therefore, cannot predict with any assurance the course this litigation will take, the number of cases to which the Company will be added as a defendant, the amount of damages, if any, that may be assessed against the Company or the defense costs that will be incurred by the Company.

        The Company has been named as one of many defendants in a lawsuit, now pending in Federal District Court in Oklahoma, brought by a large group of plaintiffs alleging personal injury due to exposure to and contact with certain chemicals and materials allegedly manufactured by the defendants. Plaintiffs seek actual and punitive damages against all defendants, jointly and severally, in the aggregate amount of $1.25 billion. The Company is currently investigating this matter to ascertain what, if any, products it manufactured of any relevance to this litigation.

        As of September 30, 1994, approximately $44,000,000 was accrued for environmental proceedings, primarily relating to divested businesses. The amount represents the Company's current best estimate of costs likely to be incurred based on its analysis of the extent of cleanup required, the methods available, abilities of other responsible parties to contribute and its interpretation of applicable laws and regulations at each site. Included in Other Charges are environmental expenses of $15,000,000, $1,000,000 and $4,400,000 in 1994, 1993
and 1992, respectively.

        In the opinion of the Company, although final disposition of all of its suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position.

M.  FINANCIAL INSTRUMENTS &
    CONCENTRATIONS OF CREDIT RISK
- --------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS The Company enters into forward foreign currency exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its global contractual exposures. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. The Company's foreign exchange contracts do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, and transactions being hedged. The Company had $10,453,000 of foreign exchange contracts outstanding at September 30, 1994. The fair value of these contracts, which was the replacement value, represented a net unrealized loss of approximately $171,000 as of September 30, 1994, based on dealer quotes. The forward exchange contracts generally have maturities which do not exceed six months. See Note A for information on the Company's accounting policy on forward exchange contract gains and losses.

CONCENTRATIONS OF CREDIT RISK Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables. International tire manufacturers comprise a significant portion of the Company's carbon black customer base. The Company had trade receivables of approximately $52,641,000 and $46,233,000 from international tire manufacturers at September 30, 1994 and 1993, respectively. Although the Company's exposure to credit risk associated with nonpayment by tire manufacturers is affected by conditions or occurrences within the tire industry, trade receivables from the international tire manufacturers were current at September 30, 1994, and no manufacturer exceeded 7% of the Company's receivables at that date.

N.  FINANCIAL INFORMATION BY INDUSTRY
    SEGMENT & GEOGRAPHIC AREA
- --------------------------------------------------------------------------------
Financial information by industry segment for 1990 through 1994, as set forth on page 19, is an integral part of these financial statements. Energy segment sales include sales to a major customer in the amount of $272,245,000, $265,800,000 and $242,600,000, in 1994, 1993 and 1992, respectively. Transfers between geographic areas are recorded at cost plus mark-up or at market.

Financial information by geographic area is as follows:
                                                        Years ended September 30
- --------------------------------------------------------------------------------
Dollars in millions                         1994            1993            1992
- --------------------------------------------------------------------------------
SALES
United States:
    Sales, excluding export sales
      Specialty Chemicals and
          Materials. . . . . . . . .    $  563.2        $  521.4        $  487.9
      Energy . . . . . . . . . . . .       438.7           422.5           376.0
    Export sales . . . . . . . . . .        85.0            73.9            65.5
                                        ----------------------------------------
                                         1,086.9         1,017.8           929.4
Europe . . . . . . . . . . . . . . .       503.8           512.3           562.8
Other areas. . . . . . . . . . . . .       177.1           156.9           154.3
                                        ----------------------------------------
      Total. . . . . . . . . . . . .     1,767.8         1,687.0         1,646.5
Less: Eliminations . . . . . . . . .        88.0            72.7            89.5
                                        ----------------------------------------
      Net sales. . . . . . . . . . .    $1,679.8        $1,614.3        $1,557.0
- --------------------------------------------------------------------------------
OPERATING PROFIT
United States:
    Specialty Chemicals and
      Materials (a). . . . . . . . .    $  108.5        $  105.8        $   99.9
    Energy . . . . . . . . . . . . .        18.4            16.7            18.2
Europe (a) . . . . . . . . . . . . .        49.0           (21.4)           46.5
Other areas (a). . . . . . . . . . .         8.4            17.3             8.6
                                        ----------------------------------------
      Total operating profit . . . .       184.3           118.4           173.2
Interest expense . . . . . . . . . .        41.7            44.0            41.7
Unallocated corporate
expenses, net (b). . . . . . . . . .        23.4            20.7            14.9
Adjustment of reserves related
    to divested businesses . . . . .         0.8           (14.2)             --
                                        ----------------------------------------
      Income before
          income taxes . . . . . . .    $  118.4        $   67.9        $  116.6
- --------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
United States:
    Specialty Chemicals and
      Materials. . . . . . . . . . .    $  482.7        $  480.9        $  464.5
    Energy . . . . . . . . . . . . .       127.4           116.1           132.6
Europe . . . . . . . . . . . . . . .       444.3           437.2           533.3
Other areas. . . . . . . . . . . . .       245.2           199.3           193.4
General corporate (c). . . . . . . .       231.0            89.3            79.9
Equity in affiliates -
    United States. . . . . . . . . .          --            63.6            59.8
Equity in affiliates -
    Europe . . . . . . . . . . . . .        22.3            21.8            16.9
Equity in affiliates -
    other areas. . . . . . . . . . .        63.9            81.3            74.1
                                        ----------------------------------------
      Total. . . . . . . . . . . . .    $1,616.8        $1,489.5        $1,554.5
- --------------------------------------------------------------------------------

(a) Operating profit in 1993 included losses from restructuring of the Specialty Chemicals and Materials Group of $2.9 in the United States, $43.8 in Europe and $0.7 in other areas.
(b) Unallocated corporate expenses, net, include corporate management costs reduced by investment income.
(c) General corporate assets include cash, temporary cash investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

O.  UNAUDITED QUARTERLY FINANCIAL INFORMATION
- -------------------------------------------------------------------------------
Unaudited financial results by quarter for the fiscal years ended September 30,
1994 and 1993 are summarized below and should be read in conjunction with
Management's Discussion and Analysis of Results of Operations and Financial
Condition.

- ----------------------------------------------------------------------------------
Dollars in millions,
except per share amounts           Dec      March      June      Sept         Year
- ----------------------------------------------------------------------------------
FISCAL 1994
Net sales. . . . . . . .        $398.5     $434.9    $428.8    $417.7     $1,679.8
Cost of sales. . . . . .        $296.8     $319.3    $312.3    $305.9     $1,234.3
Net income . . . . . . .        $ 16.0     $ 22.3    $ 22.0    $ 18.4(a)  $   78.7
Income applicable to
  common shares. . . . .        $ 15.1     $ 21.4    $ 21.1    $ 17.5     $   75.1
                                --------------------------------------------------
Income per common
   share (primary) . . .        $ 0.39     $ 0.56    $ 0.55    $ 0.45     $   1.96
- ----------------------------------------------------------------------------------
FISCAL 1993
Net sales. . . . . . . .        $396.1     $407.6    $418.8    $391.9     $1,614.3
Cost of sales. . . . . .        $300.3     $306.0    $311.6    $293.8     $1,211.7
Income (loss):
  Income (loss) before
    cumulative effect of
    accounting changes .        $ 11.9     $ 14.0    $ 18.4    $ (6.9)(b) $   37.4
  Cumulative effect of
    accounting changes .        $(26.1)(c)     --        --        --     $  (26.1)
                                --------------------------------------------------
Net income (loss). . . .        $(14.2)    $ 14.0    $ 18.4    $ (6.9)    $   11.3
Income (loss) applicable
  to common shares . . .        $(15.1)    $ 13.1    $ 17.5    $ (7.8)    $    7.7
                                --------------------------------------------------
Income (loss) per common
  share (primary):
  Operations . . . . . .        $ 0.30     $ 0.35    $ 0.47    $(0.21)    $   0.90
  Cumulative effect of
    accounting changes .        $(0.70)        --        --        --     $  (0.70)
                                --------------------------------------------------
Income (loss) per common
  share (primary). . . .        $(0.40)    $ 0.35    $ 0.47    $(0.21)    $   0.20
- ----------------------------------------------------------------------------------

(a) Includes $6.8 after-tax charge for environmental reserves and $6.3 after-tax gain on resolution of matters from divested energy businesses.
(b) Includes $31.1 after-tax restructuring charge and $8.7 after-tax gain on resolution of matters from divested energy businesses.
(c) During the fourth quarter of 1993, the Company adopted two new accounting standards related to postretirement benefits and income taxes. Both of these standards were adopted effective October 1, 1992, and as a result, the first quarter was restated.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING


The accompanying financial statements were prepared by Cabot Corporation in conformity with generally accepted accounting principles. The Company's management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

        Cabot Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with the Company's internal audit staff, independent accountants, and the Audit Committee of the Board of Directors.

        Coopers & Lybrand L. L. P., independent accountants, were engaged by the Company to audit these financial statements. Their audit was conducted in accordance with generally accepted auditing standards and included a study and evaluation of the Company's system of internal accounting controls, selected tests of that system, and related audit procedures as they consider necessary to render their opinion.

        The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are not employees of the Company, the Committee meets periodically with Company management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.

/s/ SAMUEL W. BODMAN
Samuel W. Bodman
Chief Executive Officer


/s/ JOHN G.L. CABOT
John G.L. Cabot
Chief Financial Officer


/s/ WILLIAM R. THOMPSON
William R. Thompson
Chief Accounting Officer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND STOCKHOLDERS OF CABOT CORPORATION We have audited the accompanying consolidated balance sheets of Cabot Corporation as of September 30, 1994 and 1993 and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cabot Corporation as of September 30, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

        As discussed in Note D to the Consolidated Financial Statements, in fiscal 1994 the Company changed its method of accounting for certain debt and equity securities. As discussed in Notes I and K to the Consolidated Financial Statements, the Company changed its methods of accounting for postretirement benefits other than pensions and for income taxes, respectively, in fiscal 1993.


/s/ COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
November 1, 1994