Form 10-K, Exhibit 13
period 1996-09-30
CABOT CORP
filed 1996-12-24
CIK 16040

                                                                     Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In 1996, Cabot achieved strong operating results, though operating profit fell marginally short of 1995 operating profit. Cabot reported net income of $194.1 million ($2.42 per fully diluted common share) for 1996, compared to $171.9 million ($2.02 per fully diluted common share) for 1995. Net income for both years included several special items. Net income in 1996 included gains on the sale of the Company's TUCO subsidiary and a portion of the Company's investment in K N Energy, Inc.; two nonrecurring gains in the Company's LNG business; and the recognition of tax credits related to prior years. Net income in 1995 included a gain from the ownership restructuring of the Company's Cabot Safety Corporation subsidiary and a charge for remediation of environmental sites related to divested businesses. Excluding these special items from both years, fully diluted earnings per share were $1.78 and $1.94 for 1996 and 1995, respectively.

     Increased spending on research and development and marketing costs associated with new product and new business initiatives primarily accounted for the year-to-year earnings decrease. The Company's strategy for long-term earnings growth involves the development of new, differentiated products and entirely new businesses. During 1996, the Company spent significantly greater amounts in pursuit of several new product and new business initiatives than it had spent in 1995. Most notably, the Company incurred expenses of $12.6 million in connection with the construction of a semi-works plant in Malaysia to develop a new proprietary dispersion technology for the Carbon Black Division's tire business.

     The following analysis of operating results and financial condition should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
REVENUES
Net sales and other operating revenues increased 1% in 1996 over 1995, compared with a gain of 9% in 1995 over 1994. In the Specialty Chemicals and Materials Group, the absence in 1996 of Cabot Safety Corporation revenues due to a 1995 ownership restructuring of that subsidiary, and 2% lower volumes during the year, were partially offset by higher pricing and the effect of consolidating the operating results of two carbon black businesses located in the Czech Republic and India, previously accounted for as affiliates. Energy Group sales increased in 1996 by $79.4 million due to better pricing and higher liquefied natural gas (LNG) volumes.

     The 9% increase in the Company's net sales and other operating revenues in 1995 versus 1994 came from the Specialty Chemicals and Materials Group. That Group's sales benefited from strong global economies and strength in the automotive and tire markets. The most significant improvement over 1994 occurred in Europe. The chemical business as a whole experienced improved volumes and pricing from 1994 levels. In the Energy Group, the Company's LNG business experienced sales declines as a result of a low level of supplies of LNG due to the refurbishment of the liquefaction facilities of the Company's Algerian supplier.

REVENUES

[CHART: SPECIALTY CHEMICALS & MATERIALS VS. ENERGY ($ millions)]


                                         92       93      94       95       96
--------------------------------------------------------------------------------
Specialty Chemicals & Materials        $1,181   $1,192  $1,241   $1,488  $1,434
--------------------------------------------------------------------------------
Energy                                 $  376   $  423  $  439   $  343  $  422
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
$1,500

--------------------------------------------------------------------------------
$1,000

--------------------------------------------------------------------------------
$500

--------------------------------------------------------------------------------
                                         92       93      94       95       96


     Gross margins as a percentage of net sales were 29% in 1996, compared with 31% in 1995, and 27% in 1994. More than half of the decrease in the gross margin percentage was caused by the effect of higher LNG sales during 1996. The Company's LNG gross margins are substantially lower than its specialty chemicals margins. Also, the absence of Cabot Safety Corporation's operating results during 1996 contributed to the decrease in the gross margin percentage from 1995 to 1996. Cabot Safety Corporation's gross margin was 44% of net sales in 1995. Cabot Plastics experienced lower gross margins during 1996 due to both lower year-to-year prices and higher raw material costs. Gross margins of the carbon black and tantalum operations were roughly flat with 1995. The Company's fumed silica business experienced an increase in gross margin during 1996, primarily due to higher sales of differentiated products compared to 1995. The increase in gross margin as a percentage of net sales in 1995 from 1994 was partly a result of higher capacity utilization and better pricing in many of the Company's specialty chemicals and materials businesses, partially offset by higher raw material costs.

     Selling, research, technical and administrative expenses decreased 3%, or $7.4 million, in 1996. Excluding Cabot Safety Corporation from the 1995 figures, 1996 selling, research, technical and administrative spending represented a 16%, or $39.3 million, increase from 1995. The increase was largely due to the Company's continued focus on developing new products. As part of its long-term strategy for earnings growth, the Company has invested an increasing amount of its resources over the past few years in research and marketing for the development of high value, differentiated new products and whole new businesses. During 1996, the Company continued to see evidence that several new product and new business initiatives will develop over the next several years into commercial enterprises which, as a group, should contribute significantly to the Company's earnings over time* (see page 24). Also, 1996 operating results included the selling, research, technical and administrative expenses of Cabot's Czech and Indian carbon black affiliates, which were consolidated at the beginning of the fiscal year.

     Selling, research, technical and administrative expenses increased 9%, or $23.1 million, in 1995 from 1994 levels. This increase also was a result of long-term strategic investments dedicated to developing new, higher value products and processes for the Company's customers.

OPERATING PROFIT
Operating profit was $283.5 million in 1996, $299.5 million in 1995, and $184.3 million in 1994. Operating margins as a percentage of sales were 15% in 1996, 16% in 1995, and 11% in 1994.

     Although operating profit decreased $16.0 million in 1996 from the 1995 amount, Cabot Safety Corporation had contributed $16.7 million to operating profit in 1995. Excluding Cabot Safety from the 1995 results, operating profit was flat in 1996. The effects of higher specialty chemical selling prices and consolidating the Czech and Indian carbon black businesses during 1996 were offset by increased spending on development activities as discussed previously, higher raw material costs, and slightly lower volumes. In the Energy Group, operating profit increased $10.3 million as a result of two special items totalling $5.8 million, higher prices and greater LNG volumes.

OPERATING MARGINS

[CHART: SPECIALTY CHEMICALS AND MATERIALS]

                                        92      93*     94      95       96
--------------------------------------------------------------------------------
Operating Margins                     13.1%    8.5%    13.4%   19.3%    18.2%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
20%

--------------------------------------------------------------------------------
15%

--------------------------------------------------------------------------------
10%

--------------------------------------------------------------------------------
                                        92      93      94      95       96

* Includes $47.4 million restructuring charge.


     Operating profit increased 63% in 1995 over 1994 as a result of significant improvement in the Specialty Chemicals and Materials Group, slightly dampened by declines in the Energy Group. The most significant increases in operating profit were seen in the Company's European specialty chemicals businesses, as the full effect of economic recovery in that region was realized. In addition, better pricing conditions, improved product mix and higher capacity utilization significantly improved margins in all specialty chemicals businesses. In the Energy Group, operating profits declined primarily due to reduced supplies of LNG in the Company's LNG business.

     Included in 1994 operating profit was a $4.0 million reversal of the 1993 Specialty Chemicals and Materials Group restructuring charge based on lower actual costs incurred during the closing of a carbon black plant in Europe. Also during 1994, a $6.2 million charge was taken to write off the Company's investment in its Japanese carbon black affiliate as a result of significant ongoing losses that were expected to continue.

OTHER EXPENSES
Interest expense was $41.7 million, $35.6 million and $41.7 million for 1996, 1995 and 1994, respectively. The 1996 increase was due to higher short-term debt resulting from the Company's stock repurchase program, increased capital spending and the consolidation of the Company's Czech and Indian carbon black businesses. The decrease in 1995 was primarily due to lower average total debt and the results of refinancing fixed-rate, high-coupon debt, with short-term floating-rate debt at lower interest rates during the year.

     Unallocated corporate expenses were $29.2 million in 1996 as compared with $27.7 million in 1995 and $23.4 million in 1994. The 1996 increase was largely due to lower interest and dividend income in 1996 versus 1995. The 1995 increase resulted from higher incentive compensation and environmental expenses partially offset by higher interest and dividend income.

     "Adjustments of reserves related to divested businesses" includes charges related to environmental matters of $12.5 million in 1995 and $11.0 million in 1994. These adjustments were based on the Company's estimates of additional costs likely to be incurred at various environmental sites. In 1994, the Company also reversed $10.2 million of energy reserves based on the settlement of a significant claim during the year.

PROVISION FOR INCOME TAXES
The effective tax rate on income from operations was 35% in 1996, 39% in 1995, and 38% in 1994. The decrease in 1996 reflects research and experimentation tax credits relating to prior years which the Company now expects to recover. The effective tax rate would have been 37% without the impact of those credits. The tax rate increase in 1995 was the result of a one-time taxable gain from the ownership restructuring of Cabot Safety Corporation. A more detailed analysis of income taxes is presented in Note K to the Consolidated Financial Statements.


SELECTED FINANCIAL DATA BY INDUSTRY SEGMENT


                                                                                            Years ended September 30
                                                 --------       --------       --------       --------      --------
Dollars in millions                                  1996           1995           1994           1993          1992
---------------------------------------------------------       --------       --------       --------      --------

NET SALES AND OTHER OPERATING REVENUES

Specialty Chemicals and Materials ...........    $1,434.3       $1,487.8       $1,241.1       $1,191.8      $1,181.0
Energy ......................................       422.0          342.6          438.7          422.5         376.0
                                                 --------       --------       --------       --------      --------
   Net sales and other operating revenues ...    $1,856.3       $1,830.4       $1,679.8       $1,614.3      $1,557.0
                                                 ========       ========       ========       ========      ========

OPERATING PROFIT

Specialty Chemicals and Materials(a) .......     $  260.5       $  286.8       $  165.9       $  101.7      $  155.0
Energy ......................................        23.0           12.7           18.4           16.7          18.2
                                                 --------       --------       --------       --------      --------
   Total operating profit ...................       283.5          299.5          184.3          118.4         173.2

Interest Expense ............................        41.7           35.6           41.7           44.0          41.7
Unallocated corporate expenses, net(b) ......        29.2           27.7           23.4           20.7          14.9
Gain on sales of businesses .................       (38.9)         (32.6)            --             --            --
Gain on sale of equity securities ...........       (28.3)            --             --             --            --
Adjustment of reserves related to
   divested businesses ......................          --           12.5            0.8          (14.2)           --
                                                 --------       --------       --------       --------      --------
   Income from continuing
   operations before income taxes ...........    $  279.8       $  256.3       $  118.4       $   67.9      $  116.6
                                                 ========       ========       ========       ========      ========

DEPRECIATION AND AMORTIZATION

Specialty Chemicals and Materials ...........    $   93.8       $   91.2       $   83.3       $   81.5      $   80.5
Energy ......................................         2.9            2.8            2.8            2.8           2.7
General corporate ...........................         0.3            0.2            0.2            0.2           0.9
                                                 --------       --------       --------       --------      --------
   Total ....................................    $   97.0       $   94.2       $   86.3       $   84.5      $   84.1
                                                 ========       ========       ========       ========      ========

FIXED ASSET ADDITIONS

Specialty Chemicals and Materials ...........    $  207.7       $  130.4       $   70.7       $   63.9      $   76.5
Energy ......................................         0.5            0.8            2.9            0.7           1.3
General corporate ...........................         0.9             --             --            0.4           0.3
                                                 --------       --------       --------       --------      --------
   Total ....................................    $  209.1       $  131.2       $   73.6       $   65.0      $   78.1
                                                 ========       ========       ========       ========      ========

IDENTIFIABLE ASSETS

Specialty Chemicals and Materials ...........    $1,427.7       $1,167.9       $1,172.2       $1,117.4      $1,191.2
Energy ......................................        79.7          133.8          127.4          116.1         132.6
General corporate(c) ........................       270.8          253.7          231.0           89.3          79.9
Equity in affiliates -- Specialty
   Chemicals and Materials ..................        79.4           98.9           86.2          103.1          91.0
Equity in affiliates -- Energy ..............          --             --             --           63.6          59.8
                                                 --------       --------       --------       --------      --------
   Total ....................................    $1,857.6       $1,654.3       $1,616.8       $1,489.5      $1,554.5
                                                 ========       ========       ========       ========      ========

(a)  Includes a $47.4 restructuring charge in 1993.

(b) Unallocated corporate expenses, net, include corporate management costs reduced by investment income.

(c) General corporate assets include cash, temporary cash investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

NET INCOME
Reported income in 1996 was $194.1 million ($2.42 per fully diluted common share) compared with $171.9 million ($2.02 per fully diluted common share) in 1995, and $78.7 million ($0.92 per fully diluted common share) in 1994. For 1996, net income included several special items. These items were the previously mentioned $5.3 million ($0.06 per fully diluted common share) research and experimentation tax credits, a $28.3 million ($0.22 per fully diluted common share) gain from the sale of 1.85 million shares of the Company's investment in K N Energy, Inc., a $38.9 million ($0.31 per fully diluted common share) gain from the sale of the Company's coal handling and distribution business, TUCO INC., and one time adjustments totaling $5.8 million ($0.05 per fully diluted common share) in the LNG business. Net income in 1995 included a gain of $32.6 million ($0.17 per fully diluted common share) associated with the ownership restructuring of Cabot Safety Corporation, and a $12.5 million ($0.09 per fully diluted common share) expense due to the additional adjustment in environmental reserves. Income in 1994 included a $10.2 million ($0.07 per fully diluted common share) gain due to the reversal of energy reserves and an $11.0 million ($0.08 per fully diluted common share) expense due to an increase in environmental reserves. Without these adjustments, net income would have been $142.9 million ($1.78 per fully diluted common share) in 1996, $165.3 million ($1.94 per fully diluted common share) in 1995, and $79.2 million ($0.93 per fully diluted common share) in 1994.

SPECIALTY CHEMICALS AND MATERIALS GROUP
The Specialty Chemicals and Materials Group includes the Company's global specialty chemicals operations. These operations manufacture carbon black, a very fine black powder used as a reinforcing agent in tires and most industrial rubber products, and also widely used as an agent in many specialty applications such as inks, plastics, cables and coatings; fumed silica, a specialty chemical used as a thickening, dispersing and reinforcing agent in hundreds of products, such as silicone rubber and polyester resins; thermoplastic concentrates and specialty compounds; tantalum capacitor materials, and other metals and alloys for the semiconductor, aerospace, defense and medical markets; polishing slurries used in chemical mechanical planarization of integrated circuit devices; and colorants for the ink jet printing industry. In July 1995, the Company restructured the ownership of its safety business into a new corporation owned by the Company, Vestar Equity Partners and Cabot Safety management.

[CHART: SPECIALTY CHEMICALS AND MATERIALS REVENUES]

BY GEOGRAPHIC REGION (percent)

1995
--------------------------------------------------------------------------------
-- Pacific Asia                19%
--------------------------------------------------------------------------------
-- North America               36%
--------------------------------------------------------------------------------
-- Europe                      37%
--------------------------------------------------------------------------------
-- South America                8%
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
-- Pacific Asia                21%
--------------------------------------------------------------------------------
-- North America               33%
--------------------------------------------------------------------------------
-- Europe                      38%
--------------------------------------------------------------------------------
-- South America                8%
--------------------------------------------------------------------------------

Revenues include 100% of equity affiliate sales. Region reflects sales destination point.

[CHART: CARBON BLACK SALES VOLUMES]


BY GEOGRAPHIC REGION (percent)

1995
--------------------------------------------------------------------------------
-- Pacific Asia                21%
--------------------------------------------------------------------------------
-- North America               34%
--------------------------------------------------------------------------------
-- Europe                      32%
--------------------------------------------------------------------------------
-- South America               13%
--------------------------------------------------------------------------------
1996
--------------------------------------------------------------------------------
-- Pacific Asia                22%
--------------------------------------------------------------------------------
-- North America               35%
--------------------------------------------------------------------------------
-- Europe                      31%
--------------------------------------------------------------------------------
-- South America               12%
--------------------------------------------------------------------------------

Revenues include 100% of equity affiliate volumes. Region reflects sales destination point.

     Excluding Cabot Safety Corporation's sales from the 1995 results to form a comparative basis, 1996 sales for the Specialty Chemicals and Materials Group were up 7% from the 1995 level. Sales growth in the carbon black, microelectronics materials, fumed silica and performance materials businesses was partially offset by a decline in the sales of the plastics business. Improved pricing and the effects of consolidating the operating results of the Czech and Indian carbon black businesses were partially offset by 2% lower overall volumes. Sales for the Specialty Chemicals and Materials Group were up 20% in 1995 from the 1994 level. All businesses reported double-digit revenue growth in 1995 versus 1994. Each of the four geographic regions had increased sales; most significant was a 41% increase in European revenues. Sales growth for the Group was driven by an overall 10% increase in volumes, most of which occurred during the first half of the year, and much improved pricing in many businesses.

     For several years, the Company has been striving to develop and commercialize new high-value, differentiated products in its specialty chemicals businesses. The Company defines a five-year new product as a product which was first sold in commercial quantities within the last five years. Five-year new products accounted for approximately 8% of specialty chemical revenues in 1996, compared with 6% in 1995, and 5% in 1994. The Company continues to vigorously pursue a number of new product and new business opportunities.

     In 1996, 67% of Specialty Chemicals and Materials sales made by the Company and its affiliates were to customers outside North America, compared with 64% in 1995, and 61% in 1994.

     Operating profit for the Specialty Chemicals and Materials Group was $260.5 million in 1996, $286.8 million in 1995, and $165.9 million in 1994. Lower operating profit in 1996 was due to increased spending for research and development and marketing costs related to new product, new business and market development initiatives, the absence of Cabot Safety Corporation earnings during 1996 and lower volumes, partially offset by the effect of higher year-to-year prices. In 1995, stronger pricing, volume growth, higher capacity utilization and an improved product mix all contributed to the substantial gross margin improvement. During 1995 the Company also received a significant benefit from favorable currency translations, especially versus European currencies, due to the relative weakness of the dollar.

     Financial results from affiliates are reported in the income statement as "Equity in net income of affiliated companies." Equity in net income of affiliates was $18.5 million in 1996, and was $16.7 million and $5.3 million in 1995 and 1994, respectively. The operating results of the Company's affiliates in the Czech Republic and India were consolidated at the beginning of 1996, and therefore were excluded from equity in net income of affiliated companies in 1996. Excluding the results of the Czech and Indian operations from the 1995 equity in net income of affiliates amount, the 1996 equity in net income of affiliates increased by approximately $6.0 million from the prior year. Improved earnings in the Company's Mexican carbon black joint venture and the Japanese tantalum joint venture accounted for most of this increase. The significant improvement in 1995 from the 1994 level was due to contributions from the carbon black business in the Czech Republic that began operation in late 1994, improved earnings in the Company's Mexican carbon black affiliate, and the absence of losses from the Company's Japanese carbon black affiliate, which was written off in the third quarter of 1994.

     The Company is the world's only global manufacturer of carbon black. In 1996, 65% of carbon black volumes sold by the Company and its affiliates was sold to customers outside North America, compared with 66% in 1995 and 65% in 1994. Cabot manufactures carbon black on five continents in 26 plants in 19 countries. Many carbon black facilities are wholly owned by the Company, while others are affiliates managed by the Company or with local partners. The carbon black business serves three main market sectors, and each is affected in varying degrees by fluctuating economic conditions. Sales to tire manufacturers represent the largest percentage of carbon black volumes. This sector is dependent on both the replacement tire market and, to a lesser extent, new automobile tire sales. The makers of industrial rubber products, such as hoses and gaskets, represent a second market for carbon black. The third market is made up of manufacturers of inks, plastics and other specialty applications that use very high grade carbon blacks.

     The carbon black business's operating profit increased by 4% in 1996 from 1995. The operating profit increase came from the consolidation of the operating results of the Czech and Indian carbon black businesses during 1996. The positive earnings effect of higher prices was essentially offset by increased spending on research and development and marketing costs related to new product, new business and market development initiatives, the effect of 1% lower overall volumes, and higher feedstock costs.

     Generally, year-to-year price improvements were greater early in 1996 because price increases had gone into effect at different times during 1995. As 1996 progressed, and the anniversary dates of the 1995 price increases occurred, the year-to-year pricing comparisons became neutral. Pricing pressures occurred during 1996 in some carbon black markets, most notably in Europe. In the fourth quarter of 1996, the European carbon black business had an unfavorable price comparison to the 1995 fourth quarter. Feed stock costs increased during the latter part of 1996. The Company was not able to pass all of the feedstock cost increases on to its customers during the fourth quarter. The increased spending during 1996 in pursuit of new product, new business and market development initiatives was expected, and progress was made across the various initiatives in developing the new technologies and markets. A similar level of spending is anticipated to occur in 1997 on those initiatives and other new ones* (see page
24). These new product and new business initiatives are integral to the Company's long-term earnings growth strategy. Although the Company is very encouraged by the progress made during 1996 on those initiatives as a group, they are not expected to contribute significantly to the Company's 1997 revenues.

     The carbon black business's total sales for 1995 increased significantly compared to 1994. Each of the four geographic regions had revenue increases of more than 15%. The increase resulted from strength in the North American and South American tire and automotive industries, a full year's effect of economic recovery in Europe, and growing economies in the Pacific region. During most of 1995, worldwide carbon black manufacturing capacity was extremely tight. Prices, most notably in North America, and gross margins increased during the year. Operating profit reflected the improved prices that more than offset higher raw material costs.

     During 1995, the Company entered into long-term carbon black supply agreements of more than six years with several of its tire customers in North America. The contracts were designed to share the Company's investment risks of capacity expansion with customers, which, in turn, will allow Cabot to provide a secure carbon black supply to its contract customers, and reduce the volatility of the Company's carbon black gross margins and earnings. These contracts, coupled with the Company's long-term strategy of product differentiation, are aimed at building a less cyclical carbon black business and reducing the Company's susceptibility
                                                                             21
to economic cycles. As a result of these contracts, the Company has proceeded with its plans to add manufacturing capacity to its North American tire black business in order to meet the increasing supply obligations reflected by the contracts.

     The Cab-O-Sil fumed silica business reported a 3% revenue increase in 1996 compared with 1995, and a 19% revenue gain in 1995 compared with 1994. The 1996 revenue increase was primarily due to higher treated grade volumes. Operating profit increased 9% in 1996 compared with 1995 due to higher gross margins, partially offset by increased spending supporting a new market segmentation strategy. Operating profit increased in 1995, reflecting modest volume growth, improved product mix and favorable gross margins from better pricing and higher capacity utilization.

     During 1995, the Company purchased certain assets of the Rippey Corporation related to the sale and distribution of high-purity polishing compounds in an effort to further expand the rapidly developing semiconductor segment of the fumed silica business. During 1996, the semiconductor segment was organized as a separate business unit. It is now known as the Microelectronics Materials Division (MMD). During 1996, this business reported revenues in excess of $20 million. Gross margin derived from MMD's revenues was more than offset by its spending on research and development and market development initiatives. The Company expects continued significant revenue growth in this business during 1997* (see page 24).

     In the plastics business, revenues and operating profit in 1996 were down from 1995 by 10% and 42%, respectively. Market demand softness resulted in lower volumes and caused severe pricing pressure during 1996. Also, raw material prices were higher in 1996 than in 1995. The lower volumes, lower prices and higher raw material costs caused the decrease in operating profit in 1996 compared with 1995. The plastics business's revenues and operating profit increased significantly in 1995 compared to 1994. Market conditions that began to improve in late 1994 continued improving into 1995, enabling the business to improve gross margins through higher pricing and an improved product mix. Overall volumes for the business were down slightly year-over-year, reflecting some softening in Europe late in 1995.

     Revenues of the Cabot Performance Materials (CPM) business in 1996 increased 6% from the prior year, and operating profit decreased 19% from 1995. Over the first half of 1996, volumes and prices were significantly higher than in the first six months of 1995. By mid-1996, it became apparent that the U.S. electronics market's growth rate had slowed. CPM's customers at that time had excessive inventory levels for the lower market growth rate. During the second half of the year, CPM's sales volumes decreased very significantly as its customers worked their inventory levels down. During the fourth quarter, CPM began taking steps to reduce its cost structure and refocus the business. The Company expects the business's operating results for the first two quarters of 1997 to compare unfavorably to the very strong first two quarters of 1996* (see page 24). The Division's 1997 operating results will be driven in large part by the timing of Cabot's customers working through their inventory surplus and the timing and extent of an electronics industry recovery as a whole. CPM reported a 15% increase in revenues and an even greater increase in profits in 1995 versus 1994. The improved results reflected strong performance of the tantalum capacitor business, partially offset by plant operating problems, primarily yield and throughput issues.

     During 1996, the Company launched a new business unit, Cabot Specialty Fluids (CSF), to develop and market cesium brines to the oil well drilling and services industry. Construction of a cesium processing plant at a mine owned by a Cabot subsidiary in Manitoba, Canada, was commenced during the year.

     In 1995, the Company restructured the ownership of its safety and specialty composite materials business into a new corporation owned by the Company, Vestar Equity Partners and the management of the newly formed Cabot Safety Corporation. The transaction yielded approximately $128 million in after-tax proceeds to the Company. Cabot has a 42.5% ownership position in the new corporation. During 1996, Cabot Safety Corporation's name was changed to Aearo Corporation. The performance of the business prior to the sale of the majority interest was included as part of the Specialty Chemicals and Materials Group. The Company now accounts for this affiliate using the equity method. Aearo had no effect on Cabot's 1996 earnings. During the first three quarters of fiscal 1995, Cabot Safety Corporation reported a 26% increase in operating profit over the first three quarters of 1994, due primarily to higher volumes. The Company's safety business recorded approximately $155 million of sales and $17 million of operating profit in fiscal 1995 prior to the transaction.

THE ENERGY GROUP
The Energy Group included two operating businesses during 1996: Cabot LNG Corporation and its affiliates, a liquefied natural gas importing, storing, transporting and marketing operation; and TUCO INC., a coal fuel services business.

     Effective September 30, 1996, the Company sold TUCO for $77 million ($27 million in cash plus the repayment of $50 million of TUCO debt by the buyer), plus $8 million of working capital adjustments. During 1996, TUCO earned $13.8 million of operating profit, compared with $10.5 million in 1995.

     Until July 1994, the Company owned a 34.4% interest in American Oil and Gas Corporation (AOG), which was reflected in "equity in net income of affiliated companies." At that time, AOG was merged into a subsidiary of K N Energy, Inc.
(KNE), and Cabot became a 17% beneficial owner, including warrants, of KNE. The Company's investment in KNE is accounted for on a cost basis. In July 1996, the Company sold 1.85 million shares of its investment in KNE, and received cash proceeds of $57.6 million. The Company currently holds a 9.7% ownership interest in KNE.

     The LNG business reported revenues of $143.8 million in 1996, compared with $91.4 million in 1995. The revenue increase was due to significantly greater volumes and higher gas prices compared with 1995. The business received nine LNG cargoes from its Algerian supplier in

[BAR CHART: SOURCES AND USES OF CASH]

Fiscal years 1995, 1996 ($ millions)

SOURCES OF CASH                                         95              96
--------------------------------------------------------------------------------
-- Operations                                          $182            $162
--------------------------------------------------------------------------------
-- Borrowings, net                                       --            $138
--------------------------------------------------------------------------------
-- Sales of Assets                                     $170            $ 60
--------------------------------------------------------------------------------
-- Other                                                 --            $ 11
--------------------------------------------------------------------------------

USES OF CASH                                            95              96
--------------------------------------------------------------------------------
-- Capital Expenditures and Investments                $145            $269
--------------------------------------------------------------------------------
-- Share Repurchase, net                               $ 57            $ 95
--------------------------------------------------------------------------------
-- Debt Repayments, net                                $114              --
--------------------------------------------------------------------------------
-- Dividends                                           $ 26            $ 30
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
$450

--------------------------------------------------------------------------------
$300

--------------------------------------------------------------------------------
$150

--------------------------------------------------------------------------------
                                    95                      96


1996, and one cargo from a United Arab Emirates source. The business received three cargoes during 1995. Operating profit increased to $9.1 million during 1996, from $2.1 million during 1995. The 1996 operating profit increase included $5.8 million of special items. The positive earnings effect of higher volumes and prices was about offset by higher gas costs. In 1995, the LNG business's revenue and profit were negatively affected by reduced supplies of LNG caused by the refurbishment of the liquefaction facilities of the Company's Algerian supplier. The negative effect of the supply curtailments was reduced by the purchase of available domestic gas supplies at competitive prices and the effect of an unseasonably warm winter in the northeastern United States during 1995.

FINANCIAL CONDITION
--------------------------------------------------------------------------------
CASH FLOW AND LIQUIDITY
Cash generated in 1996 from the Company's operating activities decreased 16.5% to $151.9 million from $182.0 million in 1995. The decrease primarily resulted from the timing of tax payments, partially offset by less of an increase in working capital in 1996 compared with 1995.

     Capital spending on property, plant and equipment was $209 million in 1996, $131 million in 1995, and $74 million in 1994. The increased spending in 1996 included costs associated with capacity expansions at the Company's Indonesian carbon black businesses, capacity expansions and environmental compliance in the Company's North American carbon black operations and capital expenditures associated with the performance materials business and the newly formed microelectronics materials and specialty fluids businesses.

     The Company expects the elevated rate of capital spending to continue through 1997 as it continues to invest in new business opportunities. These expenditures include portions of the projects mentioned previously, the Company's share of the Trinidad LNG project, completion of a cesium processing plant, additional environmental compliance costs in North America and amounts to further develop the special blacks business. Over the next several years, as the remediation of various environmental sites continues, the Company also expects to spend a significant portion of its $44.5 million reserve for costs associated with such remediation. These sites are primarily associated with divested businesses.

     The Company acquired an 80% ownership interest in P.T. Continental Carbon Indonesia, an Indonesian carbon black plant, for approximately $50 million plus the assumption of $9 million of debt during 1996.

[CHART: TOTAL DEBT TO CAPTIAL]

(percent)

                                        92      93      94      95      96
--------------------------------------------------------------------------------
Total Debt to Capital                 51.5%   50.4%    42.1%   29.1%   39.9%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
60%

--------------------------------------------------------------------------------
40%

--------------------------------------------------------------------------------
20%

--------------------------------------------------------------------------------
                                        92      93      94      95      96


     Research and technical service spending was $79.6 million, $59.2 million, and $48.7 million in 1996, 1995 and 1994, respectively. Spending as a percentage of Specialty Chemicals and Materials sales exceeded 5% in 1996 and was 4% in each of the two previous years. The Company has been increasing the amount of spending to develop new, differentiated products for its specialty chemicals businesses. The Company anticipates research and development spending to remain near $80 million in 1997 for these and other initiatives.

     Cabot sold 1.85 million shares of K N Energy, Inc. during 1996, and received cash proceeds of $57.6 million.

     Cabot increased its borrowings by $138.2 million and decreased cash by $32.6 million in 1996.

     During 1996, $123.5 million of common stock was purchased and is held as treasury stock. The Company's common stock repurchase activity is described below under "Common Stock," and is expected to continue in 1997.

     Primarily due to the increased capital spending, share repurchase and higher spending on research and development and marketing costs for new product, new business and market development initiatives during 1996, the ratio of total debt (including short-term debt net of cash) to capital increased to 40% at the end of 1996 from 29% at the end of 1995. The Company does not anticipate a substantial increase in the ratio of total debt to capital in 1997.

     Management expects cash from operations, proceeds from the TUCO sale, and present financing arrangements, including the Company's unused line of credit of $250 million, to be sufficient to meet the Company's cash requirements for the foreseeable future.

COMMON STOCK
In September 1995, the Company announced that it had begun a new share repurchase program for up to 3 million of its common shares in order to reduce the total number of shares outstanding. During the first two quarters of 1996, the Company repurchased approximately 1,870,000 shares in open market transactions. The Company effected a two-for-one stock split in the form of a stock dividend during March 1996. During the third quarter, the Company's Board of Directors revoked the repurchase authorization with respect to shares not already repurchased under the September 1995 share repurchase authorization, and approved a share repurchase authorization for up to 4 million shares of the Company's common stock. During the remainder of 1996, the Company repurchased approximately 736,000 shares in open market transactions.

     During 1996, the Company paid cash dividends of $0.54 per share reflecting a quarterly dividend of $0.18 per share for the first two quarters of the year, and $0.09 per share for each of the two quarters following the two-for-one stock split. The book value per share of Cabot stock increased 14% to $10.41 at September 30, 1996. In November 1996, the Board of Directors approved a $0.10 per share dividend for the first quarter of fiscal year 1997.

NEW ACCOUNTING STANDARDS
At September 30, 1994, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Upon adoption, the Company recorded an unrealized gain on marketable securities available for sale of $46.4 million. The gain was recorded as a separate component of stockholders' equity, net of a deferred tax liability of $17.6 million.

     The Company considers the impairment of long-lived assets, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets", based on the assets' ability to contribute to the Company's profitability. No earnings charges have resulted from the Company's adoption of SFAS No. 121.

     The Company has not adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which is required to be adopted by fiscal 1997. The Company intends to continue to record compensation based on the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" as allowed by SFAS No. 123. Although the Company has not determined the ultimate impact of adopting SFAS No. 123, it does not believe, based on the number of stock options previously granted, that the adoption will have a material effect on the Company's current financial position or results of operations.

* FORWARD LOOKING INFORMATION
--------------------------------------------------------------------------------
Cabot Corporation believes that its shareholders benefit from the views of the Company's management about the future of the Company's business. Included herein are statements relating to management's projections of future profits, the Company's financial goals, and management's expectations for the Company's product development program. Actual results may differ materially from the results anticipated in the statements included herein due to a variety of factors including market supply and demand conditions, cost of raw materials, demand for our customers' products and our competitors' reactions to market conditions. Timely commercialization of products under development by the Company may be disrupted or delayed by technical difficulties, market acceptance, competitors' new products, as well as difficulties in moving from the experimental stage to the production stage. The Company's process improvement program may not achieve its intended results in the time frame anticipated in its projections due to technological difficulties, disruption of operating efficiency and the stress production demands place on implementing the process improvement program.


CABOT CORPORATION CONSOLIDATED STATEMENTS OF INCOME

                                                                                                       Years ended September 30
                                                                                 ----------        ----------        ----------
Dollars in thousands, except per share amounts                                         1996              1995              1994
-------------------------------------------------------------------------------------------        ----------        ----------
Revenues:

    Net sales and other operating revenues ...................................   $1,856,269        $1,830,393        $1,679,819
    Interest and dividend income .............................................        8,933            10,492             6,742
                                                                                 ----------        ----------        ----------
         Total revenues ......................................................    1,865,202         1,840,885         1,686,561
                                                                                 ==========        ==========        ==========

Costs and expenses:

    Cost of sales ............................................................    1,309,992         1,258,964         1,234,272
    Selling and administrative expenses ......................................      206,861           234,693           222,069
    Research and technical service ...........................................       79,640            59,184            48,701
    Interest expense (Note G) ................................................       41,718            35,639            41,668
    Gain on resolution of matters from divested energy businesses (Note B) ...           --                --           (10,210)
    Gain on sale of equity securities (Note D) ...............................      (28,323)               --                --
    Gain on sales of businesses (Note B) .....................................      (38,941)          (32,625)               --
    Other charges, net .......................................................       14,421            29,001            31,736
                                                                                 ----------        ----------        ----------
         Total costs and expenses ............................................    1,585,368         1,584,856         1,568,236
                                                                                 ==========        ==========        ==========

Income before income taxes ...................................................      279,834           256,029           118,325
Provision for income taxes (Note K) ..........................................      (98,216)         (101,080)          (44,963)
Equity in net income of affiliated companies (Note D) ........................       18,519            16,670             5,329
Minority interest ............................................................       (6,080)              313                --
                                                                                 ----------        ----------        ----------
         Net income ..........................................................      194,057           171,932            78,691
                                                                                 ==========        ==========        ==========
Dividends on preferred stock, net of tax
    benefit of $2,111, $1,911 and $1,929 .....................................       (3,301)           (3,551)           (3,583)
                                                                                 ----------        ----------        ----------
         Income applicable to common shares ..................................   $  190,756        $  168,381        $   75,108
                                                                                 ==========        ==========        ==========
Weighted average common shares outstanding, in thousands (Notes A and I):
    Primary ..................................................................       73,237            77,452            76,498
    Fully diluted ............................................................       79,345            83,880            82,724
Income per common share (Notes A and I):
    Primary ..................................................................   $     2.60        $     2.17        $     0.98
                                                                                 ==========        ==========        ==========
    Fully diluted ............................................................   $     2.42        $     2.02        $     0.92
                                                                                 ==========        ==========        ==========

The accompanying notes are an integral part of these financial statements.



CABOT CORPORATION CONSOLIDATED BALANCE SHEETS


                                                                             September 30
                                                             ----------------------------
Dollars in thousands                                               1996              1995
------------------------------------------------------------------------      -----------
ASSETS
Current assets:
    Cash and cash equivalents ............................   $   58,148        $   90,792
    Accounts and notes receivable (net of reserve for
      doubtful accounts of $5,267 and $5,207) ............      363,763           292,777
    Inventories (Note C) .................................      260,430           253,110
    Prepaid expenses .....................................       17,408            13,499
    Deferred income taxes (Note K) .......................       10,034            27,681
                                                             ----------        ----------
      Total current assets ...............................      709,783           677,859
                                                             ----------        ----------
Investments:
    Equity (Notes B and D) ...............................       79,372            98,866
    Other (Notes D and L) ................................       95,680           119,866
                                                             ----------        ----------
      Total investments ..................................      175,052           218,732
                                                             ----------        ----------
Property, plant and equipment (Note E) ...................    1,712,045         1,447,653
Accumulated depreciation and amortization ................     (809,053)         (741,132)
                                                             ----------        ----------
      Net property, plant and equipment ..................      902,992           706,521
                                                             ----------        ----------
Other assets:
    Intangible assets (net of accumulated amortization
      of $6,157 and $3,396) (Note B) .....................       42,735            13,922
    Deferred income taxes (Note K) .......................        2,402             6,949
    Other assets .........................................       24,617            30,350
                                                             ----------        ----------
      Total other assets .................................       69,754            51,221
                                                             ----------        ----------
Total assets .............................................   $1,857,581        $1,654,333
                                                             ==========        ==========


The accompanying notes are an integral part of these financial statements.



CABOT CORPORATION CONSOLIDATED BALANCE SHEETS


                                                                                                              September 30
                                                                                            ------------------------------
Dollars in thousands                                                                              1996                1995
------------------------------------------------------------------------------------------------------          ----------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable to banks ............................................................     $  233,779          $   52,437
    Current portion of long-term debt (Note G) ........................................         16,175              15,709
    Accounts payable and accrued liabilities (Note F) .................................        250,749             260,879
    U.S. and foreign income taxes .....................................................         26,083              69,286
    Deferred income taxes (Note K) ....................................................            918               4,068
                                                                                            ----------          ----------
      Total current liabilities .......................................................        527,704             402,379
                                                                                            ----------          ----------

Long-term debt (Note G) ...............................................................        321,497             306,443
Deferred income taxes (Note K) ........................................................         88,320             100,353
Other liabilities (Notes J and L) .....................................................        147,991             152,747

Commitments and contingencies (Note L)


Minority interest .....................................................................         27,138               7,411

Stockholders' equity (Notes D, G, I and J):

Preferred stock:
    Authorized: 2,000,000 shares of $1 par value
      Series A Junior Participating Preferred Stock
          Issued and outstanding: none
      Series B ESOP Convertible Preferred Stock 7.75% Cumulative
          Issued: 75,336 shares (aggregate redemption value of $71,193 and $72,479) ...         75,336              75,336

Less cost of shares of preferred treasury stock .......................................         (6,565)             (4,836)

Common stock:
    Authorized: 200,000,000 and 80,000,000 shares of $1 par value
    Issued: 135,549,936 and 67,774,968 shares .........................................        135,550              67,775

Additional paid-in capital ............................................................         23,618              17,799

Retained earnings .....................................................................      1,176,708           1,062,482

Less cost of common treasury stock
    (including unearned compensation amounts of $16,611 and $10,834) ..................       (650,981)           (539,585)

Deferred employee benefits ............................................................        (64,283)            (65,907)

Unrealized gain on marketable securities ..............................................         29,874              32,023

Foreign currency translation adjustments ..............................................         25,674              39,913
                                                                                            ----------          ----------
    Total stockholders' equity ........................................................        744,931             685,000
                                                                                            ----------          ----------
Total liabilities and stockholders' equity ............................................     $1,857,581          $1,654,333
                                                                                            ==========          ==========



The accompanying notes are an integral part of these financial statements.


CABOT CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                 Years ended September 30
                                                                                -----------------------------------------
Dollars in thousands                                                                 1996            1995            1994
-----------------------------------------------------------------------------------------       ---------        --------
CASH FLOWS FROM OPERATING ACTIVITIES

Net income ................................................................     $ 194,057       $ 171,932        $ 78,691

Adjustments to reconcile net income
    to cash provided by operating activities:
      Depreciation and amortization .......................................        97,044          94,184          87,357
      Deferred tax expense (benefit) ......................................         3,785         (24,163)         27,084
      Gain on sales of equity securities ..................................       (28,323)             --              --
      Gain on sales of businesses .........................................       (38,941)        (32,625)             --
      Equity in income of affiliated companies, net
          of dividends received ...........................................        (5,619)         (6,292)            309
      Other, net ..........................................................         8,950           6,694           5,750
    Changes in assets and liabilities, excluding assets and liabilities of businesses sold:
          Decrease (increase) in accounts receivable ......................            88         (37,354)         (3,042)
          Increase in inventories .........................................       (38,995)        (57,987)        (13,688)
          Decrease in accounts payable and accruals .......................        (3,415)         (6,905)        (27,862)
          Other, net ......................................................       (36,693)         74,477         (10,832)
                                                                                ---------       ---------        --------
    Cash provided by operating activities .................................       151,938         181,961         143,767
                                                                                =========       =========        ========

CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment ................................      (209,061)       (131,214)        (73,555)
Proceeds on sales of businesses ...........................................            --         169,178              --
Sales of property, plant and equipment, and investments ...................        60,449             373             545
Investments and acquisitions, excluding cash acquired .....................       (59,542)        (13,874)           (371)
Cash from consolidation of equity affiliates and other ....................        11,229              --              --
                                                                                ---------       ---------        --------
    Cash provided (used) by investing activities ..........................      (196,925)         24,463         (73,381)
                                                                                =========       =========        ========

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from long-term debt ..............................................         9,786          17,385           1,189
Repayments of long-term debt ..............................................       (40,153)       (157,609)        (41,584)
Net increase in short-term debt ...........................................       168,587          25,980          24,979
Purchases of treasury stock ...............................................      (123,544)        (76,251)         (1,000)
Sales and issuances of treasury stock .....................................        28,580          19,658           8,703
Cash dividends paid to stockholders .......................................       (30,478)        (26,392)        (23,552)
                                                                                ---------       ---------        --------
    Cash provided (used) by financing activities ..........................        12,778        (197,229)        (31,265)
                                                                                =========       =========        ========

Effect of exchange rate changes on cash ...................................          (435)            680           1,529
                                                                                ---------       ---------        --------
(Decrease) increase in cash and cash equivalents ..........................       (32,644)          9,875          40,650
Cash and cash equivalents at beginning of year ............................        90,792          80,917          40,267
                                                                                ---------       ---------        --------
    Cash and cash equivalents at end of year ..............................     $  58,148       $  90,792        $ 80,917
                                                                                =========       =========        ========


The accompanying notes are an integral part of these financial statements.

CABOT CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies of the Company are described below.

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

FOREIGN CURRENCY TRANSLATION
Substantially all assets and liabilities of the Company's foreign operations are translated at year-end exchange rates. Revenues and expenses are translated at the weighted average rates during the year. Foreign currency gains and losses arising from transactions are reflected in net income. Balance sheet translation gains and losses are reflected as a separate component of stockholders' equity.

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

INCOME TAXES
Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional foreign taxes on the undistributed earnings of foreign subsidiaries, except for amounts the Company has designated to be permanently reinvested (Note K).

INTANGIBLE ASSETS
Intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired and the costs of technology, licenses and patents purchased in business acquisitions. The excess of cost over the fair value of net assets acquired is amortized on the straight-line basis over either 40 years or an estimated useful life, whichever is shorter. Other intangibles are amortized over their estimated useful lives. The Company considers the impairment of long-lived assets, in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-lived Assets," based on an assessment of the asset's ability to contribute to the profitability of the Company. Included in other charges is amortization expense of $4,765,000, $6,638,000 and $7,661,000, in 1996, 1995 and 1994, respectively.

FINANCIAL INSTRUMENTS
Forward foreign currency exchange contracts and currency options are used to manage foreign currency exposures. Realized and unrealized gains and losses on these contracts are recorded in net income currently, with the exception of gains or losses on contracts designated to hedge a net investment, which are recorded as translation adjustments, and currency options, which are designated to hedge future cash flows. Included in other charges are foreign exchange gains (losses) of $(2,578,000), $1,354,000 and $(1,713,000) in 1996, 1995 and 1994,
respectively.

     Financial instruments, primarily interest rate swaps, are used to manage interest rate risks. The interest differentials from these swaps are recorded as interest expense.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATION
Certain amounts in 1995 and 1994 have been reclassified to conform to the 1996 presentation.

B. ACQUISITIONS, DIVESTITURES & RESTRUCTURING
--------------------------------------------------------------------------------
SPECIALTY CHEMICALS AND MATERIALS
On February 16, 1996, the Company acquired an 80% controlling interest in an Indonesian carbon black company which is accounted for as a purchase. The acquisition cost was approximately $50 million plus the assumption of $9 million of debt and is subject to final adjustments. Although the purchase accounting for this acquisition is not final, assets and liabilities have been recorded at estimated fair values. The excess of the purchase price over the estimated fair values is being amortized over 30 years. Results of operations, subsequent to the acquisition date, have been included in the Consolidated Statement of Income as of September 30, 1996.

     During 1996, 1995 and 1994, the Company paid $4,270,000, $6,079,000 and
$17,890,000, respectively, of costs accrued for in 1993 for employee separation and a facility closing. During 1994, the Company revised its restructuring reserve based on the actual costs incurred during the closing of a carbon black plant in Europe. A $4,000,000 benefit from the revision of the reserve was recorded in other charges in 1994. The Company will continue to evaluate its remaining reserve of $9,125,000 as new data become available, primarily relating to the final disposition of the closed plant's assets and environmental cleanup costs.

     On July 11, 1995, the Company sold substantially all of the assets of its safety products and specialty composites business to Cabot Safety Holdings Corporation (now known as Aearo Corporation) and its subsidiaries. The transaction was accounted for as a sale, with an aggregate selling price consisting of $169,178,000 in cash, 42,500 common shares of Aearo Corporation, representing 42.5% of Aearo's outstanding common stock, and $22,500,000 of Aearo's non-voting 12.5% preferred stock. In addition, Aearo Corporation and its subsidiaries assumed approximately $22,176,000 of the third party current liabilities relating to the safety business and approximately $4,822,000 in debt. The Company recorded an after-tax gain on the sale of approximately $14,500,000. The Company's book value in Aearo's common and preferred stock after the transaction was zero dollars. The Company accounts for its investment in Aearo using the equity method.

     During 1994, the Company recorded a $6,150,000 charge to write off its investment in its Japanese carbon black equity affiliate due to significant ongoing losses which were expected to continue.

ENERGY
Effective September 30, 1996, the Company sold its TUCO subsidiary for $77,000,000 ($27,000,000 in cash plus the repayment of $50,000,000 of TUCO debt by the buyer), plus working capital adjustments of $8,000,000. The Company recorded a gain related to the sale of $38,941,000. The cash receipt and debt repayment occurred on October 4, 1996.

        During 1994, the Company recognized gains of $10,210,000, respectively, on the favorable resolution of certain matters related to divested energy businesses, which included settlement of the Company's last significant take-or-pay case in 1994.


C. INVENTORIES
--------------------------------------------------------------------------------
Inventories were as follows:

                                                           September 30
                                              --------------------------
Dollars in thousands                              1996             1995
------------------------------------------------------        ---------
Raw materials ...........................     $ 71,061        $  64,830

Work in process .........................       72,914           47,058

Finished goods ..........................       72,163           97,597

Other ...................................       44,292           43,625
                                              --------         --------
    Total ...............................     $260,430         $253,110
                                              ========         ========

     Inventories valued under the LIFO method comprised approximately 33 percent and 37 percent of 1996 and 1995 total inventory, respectively. The estimated current cost of these inventories exceeded their stated valuation determined on the LIFO basis by $29,754,000 and $27,393,000 at September 30, 1996 and 1995,
respectively.

D. INVESTMENTS
--------------------------------------------------------------------------------
Investments in net assets of affiliated companies accounted for under the equity method amounted to $79,372,000 and $98,866,000 at September 30, 1996 and 1995,
respectively.


     The combined results of operations and financial position of the Company's equity-basis affiliates are summarized below:

                                                     Years ended September 30
                                                     ------------------------
Dollars in thousands                                       1996          1995
---------------------------------------------------------------      --------

CONDENSED INCOME STATEMENT INFORMATION

Net sales ..........................................   $586,951      $435,806

Gross margin .......................................    221,060       120,130

Net income .........................................     39,685        32,462

CONDENSED BALANCE SHEET INFORMATION

Current assets .....................................   $282,945      $257,941

Non-current assets .................................    432,738       454,877

Current liabilities ................................    255,344       269,852

Non-current liabilities ............................    315,564       247,150

Net worth ..........................................    144,775       195,816
                                                       --------      --------

On July 31, 1996, the Company sold 1.85 million shares of its investment in K N Energy, Inc. The Company received cash proceeds of $57,646,000 and recorded a gain of $28,323,000 related to the sale.

     On October 1, 1995, the Company changed the method of accounting for its Czech and Indian carbon black affiliates from the equity method to the consolidated method upon achieving effective control.

     After July 11, 1995, the condensed income statement and balance sheet information of Aearo Corporation (Note B) are included in the amounts above.

        In accordance with SFAS No. 115, equity securities with readily determinable fair values have been reflected on the balance sheet at their fair values. Unrealized gains of $29,874,000 and $32,023,000, which are net of deferred tax liabilities of $19,100,000 and $18,807,000, have been reflected as a separate component of stockholders' equity (Note I) at September 30, 1996 and 1995, respectively.


E. PROPERTY, PLANT & EQUIPMENT
--------------------------------------------------------------------------------
Property, plant and equipment is summarized as follows:

                                                                    September 30
                                                    ----------------------------
Dollars in thousands                                      1996              1995
--------------------------------------------------------------        ----------

Land and improvements ...........................   $   52,442        $   49,435

Buildings .......................................      267,579           242,374

Machinery and equipment .........................    1,105,326           990,521

Other ...........................................       47,089            70,019

Construction in progress ........................      239,609            95,304
                                                    ----------        ----------
Total property, plant and equipment .............   $1,712,045        $1,447,653

Less: accumulated depreciation ..................      809,053           741,132
                                                    ----------        ----------
Net property, plant and equipment ...............   $  902,992        $  706,521
                                                    ==========        ==========



F. ACCOUNTS PAYABLE & ACCRUED LIABILITIES
--------------------------------------------------------------------------------
Accounts payable and accrued liabilities consisted of the following:

                                                                   September 30
                                                       ------------------------
Dollars in thousands                                       1996            1995
---------------------------------------------------------------        --------
Accounts payable ................................      $121,274        $107,003

Accrued employee compensation ...................        23,263          25,984

Other accrued liabilities .......................       106,212         127,892
                                                       --------        --------
    Total .......................................      $250,749        $260,879
                                                       ========        ========


G. DEBT
--------------------------------------------------------------------------------
Long-term debt consisted of the following:

                                                                   September 30
                                                       ------------------------
Dollars in thousands                                       1996            1995
---------------------------------------------------------------        --------
Notes due December 1997, 10.25% ....................   $100,000        $100,000

Notes due 2002-2022, 8.07% .........................    105,000         105,000

Guarantee of ESOP notes
    due 2013, 8.29% ................................     64,283          65,907

Term loan due 2000, 8.7% ...........................     13,127          16,385

Term loan due 2001, 8.4% ...........................     12,540              --

Foreign term loan, due 2001, 5.4% ..................     15,768              --

Overseas Private Investment Corporation
    term loan due 2002, floating rate, 8.0%
    and 6.5% at September 30, 1996 and
    1995, respectively .............................     16,182          13,100

Industrial Revenue Bonds due
    1997-2014, 9.35%-14.00% ........................      4,000           4,000

Other, including foreign term loans ................      6,772          17,760
                                                       --------        --------
                                                       $337,672        $322,152
Less: current portion of
    long-term debt .................................    (16,175)        (15,709)
                                                       --------        --------
      Total ........................................   $321,497         306,443
                                                       ========        ========


     In June 1992, the Company filed a $300,000,000 debt shelf registration statement with the Securities and Exchange Commission. Subsequently, $105,000,000 of notes payable were refinanced with notes of a weighted average maturity of 19 years and a weighted average interest rate of 8.07%. The notes were issued at par and provide for principal to be repaid at maturity.

     During fiscal 1989, the Company's Employee Stock Ownership Plan (ESOP) borrowed $75,000,000 from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.29% per annum, and is to be repaid in equal quarterly installments through December 31, 2013. The Company, as guarantor, has reflected the outstanding balance of $64,283,000 as a liability on the Company's consolidated balance sheet at September 30, 1996. An equal amount, representing deferred employee benefits, has been recorded as a reduction of stockholders' equity (Note I).

     The Company may borrow up to $250,000,000 at floating rates under the terms of a revolving credit and term loan facility. The agreement contains provisions regarding minimum net worth requirements and certain indebtedness limitations which would limit the amount available for future borrowings. Commitment fees are paid based on the used and unused portions of the facility. The facility is available through January 13, 2000. No amounts were outstanding under this credit agreement at September 30, 1996 or 1995.

The aggregate principal amounts of long-term debt due in each of the five fiscal years 1997 through 2001 are $16,175,000, $112,338,000, $12,727,000, $10,704,000
and $7,119,000, respectively.

     Based primarily on dealer quotes, the fair value of long-term borrowings was approximately $355,000,000 and $353,000,000 at September 30, 1996 and 1995,
respectively.

     The weighted average interest rate on short-term borrowing was approximately 8% and 7% as of September 30, 1996 and 1995, respectively.

     Cash paid for interest during 1996, 1995 and 1994 totalled $39,103,000, $37,912,000 and $41,663,000, respectively.


H. PENSION PLANS & POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------
PENSION PLANS

Net periodic pension cost was comprised of the following elements:


                                                                                   Years ended September 30
                                                                     --------------------------------------
Dollars in thousands                                                     1996           1995           1994
-----------------------------------------------------------------------------       --------       --------
Current year service cost ........................................   $  7,841       $  7,629       $  8,090

Interest accrued on pension obligations ..........................     13,431         12,493         11,675

Actual return on plan assets .....................................    (18,821)       (25,320)       (11,431)

Net amortization .................................................      2,903         10,606         (2,062)
                                                                     --------       --------       --------
        Net periodic pension cost ................................   $  5,354       $  5,408       $  6,272
                                                                     ========       ========       ========


The following table sets forth the funded status of pension plans:

                                                                                               September 30
                                                                                    -----------------------
Dollars in thousands                                                                    1996           1995
--------------------------------------------------------------------------------------------       --------

Actuarial present value of projected benefit obligations .........................  $188,092       $182,771

Plan assets at fair value (primarily fixed-income and equity securities) .........   202,526        187,339
                                                                                    --------       --------

Excess of plan assets over projected benefit obligations .........................    14,434          4,568

Unrecognized net gain ............................................................   (33,207)       (19,012)

Unrecognized prior service cost ..................................................     7,656          3,512

Unrecognized net asset being amortized over 16 years .............................    (5,612)        (6,013)
                                                                                    --------       --------
        Net deferred pension credit (included in other liabilities) ..............  $(16,729)      $(16,945)
                                                                                    ========       ========

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

     Pension benefits accrue under several benefit plans, including the following two plans: the Cash Balance Plan (CBP), a defined benefit pension plan, and the Employee Stock Ownership Plan (ESOP). In November 1988, the ESOP was funded with the Company's newly issued Series B ESOP Convertible Preferred Stock, which was acquired with $75,000,000 borrowed by the ESOP (Notes G and I).

     At September 30, 1996 and 1995, the projected benefit obligations included accumulated benefit obligations of $164,067,000 and $152,422,000, respectively, of which $154,553,000 and $142,296,000 were vested in 1996 and 1995, respectively.

     Effective June 30, 1996, the Company changed its measurement date from September 30 to June 30. The cumulative impact of this change was determined to be immaterial. Therefore, no cumulative adjustment has been made as of September 30, 1996.


     The following weighted average rates were used in the calculations:

                                                       Years ended September 30
                                                       ------------------------
                                                          1996             1995
--------------------------------------------------------------             ----
Discount rate .........................................   7.4%             7.3%

Expected rate of return on plan
    assets ............................................   8.9%             8.9%

Assumed rate of increase in
    compensation ......................................   5.0%             5.1%
                                                          ----             ----

POSTRETIREMENT BENEFITS
The Company has defined benefit postretirement plans that provide certain health care and life insurance benefits for retired employees. Substantially all U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The Company funds the plans as claims or insurance premiums are incurred.


     Net periodic postretirement benefit cost was comprised of the following elements:
                                                        Years ended September 30
                                                       -------------------------
Dollars in thousands                                    1996      1995      1994
------------------------------------------------------------    ------    ------
Current year service cost ........................... $  848    $  672    $  709

Interest accrued on
    postretirement benefit obligations ..............  5,261     5,301     4,776

Net amortization ....................................    185        --       221
                                                       -----    ------    ------
Net periodic post-retirement benefit
    cost ............................................ $6,294    $5,973    $5,706

     The following table sets forth the funded status of the postretirement benefit plans:
                                                                   September 30
                                                            -------------------
Dollars in thousands                                            1996       1995
--------------------------------------------------------------------   --------

Accumulated postretirement benefit obligations:
    Retirees .............................................  $ 58,303   $ 58,526
    Fully eligible active plan participants ..............     6,660      6,262
    Other active plan participants .......................    14,302     13,221
                                                            --------   --------
                                                              79,265     78,009
Plan assets at fair value ................................        --         --
                                                            --------   --------
Excess of accumulated postretirement
    benefit obligations over plan assets .................   (79,265)   (78,009)

Unrecognized net loss ....................................    10,875     10,749

Unrecognized prior service cost ..........................        82         95
                                                            --------   --------
    Accrued postretirement benefit cost
      (included in other liabilities) ....................  $(68,308)  $(67,165)
                                                            ========   ========

     Health care cost trend rate assumptions have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1996 and 1995 by approximately $6,900,000 and $6,700,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by approximately $700,000 and $600,000, respectively.

     The following rates were used in the calculations:

                                                      Years ended September 30
                                                      ------------------------
                                                            1996          1995
----------------------------------------------------------------         -----
Discount rate ............................................  7.3%          7.0%

Assumed rate of increase in
    compensation .........................................  5.3%          5.3%

Assumed annual rate of increase
    in health care benefits ..............................  9.5%         10.5%

Annual decrease in assumed rate of
    increase in health care benefits .....................  1.0%          1.0%

Assumed ultimate trend rate ..............................  5.3%          5.0%

Assumed ultimate trend rate to be
    reached in year ......................................  2001          2003
                                                            ----          ----

                                                                             33


I. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
The following table summarizes the changes in stockholders' equity for each of the three years in the period ended September 30, 1996:
                                                                                                         Years ended September 30
                                                                                          ---------------------------------------
Dollars in thousands                                                                            1996           1995          1994
----------------------------------------------------------------------------------------------------     ----------     ---------
PREFERRED STOCK
    Beginning of year..............................................................       $   75,336     $   75,336     $  75,336
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $   75,336     $   75,336     $  75,336
                                                                                          ----------     ----------     ---------

PREFERRED TREASURY STOCK
    Beginning of year..............................................................       $   (4,836)    $   (4,003)    $  (3,003)
    Purchase of treasury stock.....................................................           (1,729)          (833)       (1,000)
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $   (6,565)    $   (4,836)    $  (4,003)
                                                                                          ----------     ----------     ---------

COMMON STOCK
    Beginning of year..............................................................       $   67,775     $   67,775     $  33,887
    Two-for-one stock split........................................................           67,775             --        33,888
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $  135,550     $   67,775     $  67,775
                                                                                          ----------     ----------     ---------

ADDITIONAL PAID-IN CAPITAL
    Beginning of year..............................................................       $   17,799     $    3,783     $  33,621
    Sale of treasury stock to the Company's savings plans..........................            2,456          3,576           633
    Issuance of treasury stock under employee compensation plans, including
      tax benefits of $9,416 in 1996...............................................           21,795         10,440         3,417
    Two-for-one stock split........................................................          (18,432)            --       (33,888)
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $   23,618     $   17,799     $   3,783
                                                                                          ----------     ----------     ---------

RETAINED EARNINGS
    Beginning of year..............................................................       $1,062,482     $  916,942     $ 861,803
    Net income.....................................................................          194,057        171,932        78,691
    Common dividends paid ($0.36, $0.30, $0.27 per share), net of tax
      benefit $549 in 1996.........................................................          (25,347)       (22,841)      (19,969)
    Preferred dividends paid to ESOP, net of tax benefit...........................           (3,301)        (3,551)       (3,583)
    Redemption of preferred stock purchase rights..................................           (1,840)            --            --
    Two-for-one stock split........................................................          (49,343)            --            --
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $1,176,708     $1,062,482     $ 916,942
                                                                                          ----------     ----------     ---------

COMMON TREASURY STOCK
    Beginning of year..............................................................       $ (528,751)    $ (467,171)    $(475,863)
    Purchase of treasury stock.....................................................         (121,815)       (75,418)           --
    Sale of treasury stock to the Company's savings plans..........................            1,372          4,348           625
    Issuance of treasury stock under employee compensation plans...................           14,824          9,490         8,067
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $ (634,370)    $ (528,751)    $(467,171)
                                                                                          ----------     ----------     ---------

UNEARNED COMPENSATION
    Beginning of year..............................................................       $  (10,834)    $   (7,884)    $  (7,321)
    Issuance of treasury stock under employee compensation plans...................          (11,857)        (8,196)       (4,039)
    Amortization...................................................................            6,080          5,246         3,476
                                                                                          ----------     ----------     ---------
      End of year..................................................................         $(16,611)    $  (10,834)    $  (7,884)
                                                                                          ----------     ----------     ---------

DEFERRED EMPLOYEE BENEFITS
    Beginning of year..............................................................       $  (65,907)    $  (67,403)    $ (68,781)
    Principal payment by ESOP under guaranteed loan................................            1,624          1,496         1,378
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $  (64,283)    $  (65,907)    $ (67,403)
                                                                                          ----------     ----------     ---------

UNREALIZED GAIN ON MARKETABLE SECURITIES (NOTE D)
    Beginning of year..............................................................       $   32,023     $   28,787     $      --
    Net change in unrealized gain..................................................           (2,149)         3,236        28,787
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $   29,874     $   32,023     $  28,787
                                                                                          ----------     ----------     ---------

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
    Beginning of year..............................................................       $   39,913     $   16,327     $  (7,406)
    Foreign currency translation adjustments, including tax benefits
      of $4,325 in 1996............................................................          (14,239)        23,586        23,733
                                                                                          ----------     ----------     ---------
      End of year..................................................................       $   25,674     $   39,913     $  16,327
                                                                                          ----------     ----------     ---------
TOTAL STOCKHOLDERS' EQUITY, END OF YEAR............................................       $  744,931     $  685,000     $ 562,489
                                                                                          ==========     ==========     =========



SHARES OF STOCK                                                Years ended September 30

                                        -----------        ----------        ----------
                                               1996              1995              1994
---------------------------------------------------        ----------        ----------

PREFERRED STOCK

Beginning of year ....................       75,336            75,336            75,336
                                        -----------        ----------        ----------
    End of year ......................       75,336            75,336            75,336
                                        ===========        ==========        ==========

PREFERRED TREASURY STOCK

Beginning of year ....................        5,036             4,504             3,686
Purchased ............................          708               532               818
                                        -----------        ----------        ----------
    End of year ......................        5,744             5,036             4,504
                                        ===========        ==========        ==========

COMMON STOCK

Beginning of year ....................   67,774,968        67,774,968        33,887,484
Two-for-one stock split ..............   67,774,968                --        33,887,484
                                        -----------        ----------        ----------
    End of year ......................  135,549,936        67,774,968        67,774,968
                                        ===========        ==========        ==========

COMMON TREASURY STOCK

Beginning of year ....................   30,392,967        29,783,722        15,161,103
Purchased ............................    2,949,140         1,525,036
Issued ...............................   (1,440,458)         (915,791)         (278,550)
Two-for-one stock split ..............   32,059,076                --        14,901,169
                                        -----------        ----------        ----------
    End of year ......................   63,960,725        30,392,967        29,783,722
                                        ===========        ==========        ==========


     In November 1995, the Company declared a dividend of one Preferred Stock Purchase Right (Right) for each outstanding share of Cabot common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, to purchase from Cabot one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $200 per share. The Rights further provide that each Right will entitle the holder, upon the occurrence of certain other specified events, to purchase from Cabot, common stock having a value of twice the exercise price of the Right and, upon the occurrence of certain other specified events, to purchase from another person into which Cabot was merged or which acquired 50% or more of Cabot's assets or earnings power, common stock of such other person having a value of twice the exercise price of the Right. The Rights may be generally redeemed by Cabot at a price of $0.01 per Right. The Rights expire on November 10, 2005.

     The Company redeemed the rights issued under the 1986 shareholder rights plan for a redemption payment equal to $.05 per share, to shareholders of record on November 24, 1995.

     During fiscal 1989, the Company placed 75,336 shares of its Series B ESOP Convertible Preferred Stock with the Company's Employee Stock Ownership Plan
(ESOP) for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock is convertible into 87.47 shares of the Company's common stock subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The trustee for the ESOP has the right to cause the Company to redeem shares sufficient to provide for periodic distributions to plan participants. Such shares shall be redeemed at their fair market value, and may be redeemed by the Company for cash, shares of the Company's common stock, or a combination thereof at the Company's option. Each share is redeemable at the option of the Company at a price of $1,023. The redemption price declines annually until it becomes $1,000 on and after November 19, 1998, plus accrued but unpaid dividends to the redemption date.

     The issued shares of Series B ESOP Convertible Preferred Stock are entitled to receive preferential and cumulative quarterly dividends, and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock. At September 30, 1996, 6,087,000 shares of the Company's common stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock.

     In April 1996, the Board of Directors authorized the Company to purchase up to 4,000,000 shares of the Company's common stock, superseding the previous authorization issued in September 1995. As of September 30, 1996, the Company had purchased 736,000 shares under the new authorization.

     On November 10, 1995, a two-for-one stock split in the form of a stock dividend was authorized, payable to stockholders of record on March 15, 1996. A total of 67,774,968 shares were issued in connection with the split. Also, $18,432,000 was reclassified from additional paid-in-capital and $49,343,000 from retained earnings to common stock.

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


J. SAVINGS PLAN & INCENTIVE COMPENSATION PLANS
--------------------------------------------------------------------------------
During 1994, the Company amended its Profit Sharing and Savings Plan (PSSP) effective October 1, 1994. Under the amended plan, now called the Cabot Retirement Incentive Savings Plan (CRISP), the Company will make matching contributions of at least 75% of a participant's contribution of up to 7.5% of the participant's eligible compensation, subject to limitations required by governmental laws or regulations. Company contributions to the CRISP were $3,505,000 in 1996 and $3,886,000 in 1995.

     The accrued contribution of the Company under the PSSP, based upon an annual return on stockholders' equity, was $5,707,000 in 1994.

     The Company has an Equity Incentive Plan for key employees. Under the plan adopted in 1988, participants may be granted various types of stock and stock-based awards. During 1988 through 1991, the awards granted consisted of stock options, performance appreciation rights (PARs) and tandem units which may be exercised as stock options or PARs. These awards were granted at fair market value of Cabot's stock at date of grant, and vested ratably on each of the next four anniversaries of the award. In 1992 through 1995, awards consisted of common stock of the Company which employees could elect to receive in the form of restricted stock purchased at a price equal to 50% of the fair market value on the date of the award, nonqualified stock options at fair market value of Cabot's stock on the date of the award, or a combination of one-half of each. In December 1995, the Board of Directors adopted the 1996 Equity Incentive Plan. The 1996 Plan was approved by the stockholders of the Company in March 1996. No new awards will be made under the plan adopted in 1988. Awards under the 1996 Plan could be purchased at a price equal to 40% of the fair market value on the date of the award. Variations on these awards were made to international employees in order to try to provide results comparable to U.S. employees. The awards generally vest on the third anniversary date of the award for employees then employed by the Company or a subsidiary. The Company had reserved 2,800,000 shares of common stock for issuance under the 1996 Plan at September 30, 1996. There were 1,993,360 shares available for future grants at September 30, 1996.

     The following table summarizes the plans' activity from September 30, 1993 through September 30, 1996:
                          --------------------    ----          -----------
                              Stock Options
                          and Restricted Stock    PARs          Price Range
----------------------------------------------    ----          -----------
September 30, 1993 .......     4,456,556         8,308       $ 6.31 to $11.69
    Granted ..............       968,180            --       $12.28 to $13.97
    Exercised ............      (220,404)       (1,500)      $ 6.31 to $10.47
    Cancelled ............      (278,840)           --       $ 7.59 to $12.28
                               ---------        ------       ----------------
September 30, 1994 .......     4,925,492         6,808       $ 6.31 to $13.97
    Granted ..............       944,400            --       $20.00
    Exercised ............      (355,148)           --       $ 6.31 to $11.69
    Vested ...............      (623,212)           --       $ 7.00 to $12.28
    Cancelled ............      (463,976)           --       $ 7.59 to $11.69
                               ---------        ------       ----------------
September 30, 1995 .......     4,427,556         6,808       $ 7.16 to $20.00
    Granted ..............       889,150            --       $10.68 to $26.70
    Exercised ............      (680,462)         (636)      $ 7.16 to $12.28
    Vested ...............      (571,204)           --       $10.00 to $12.28
    Cancelled ............       (77,929)         (136)      $ 7.59 to $20.00
                               ---------        ------       ----------------
September 30, 1996 .......     3,987,111         6,036       $ 7.59 to $26.70
                               =========        ======       ================

     The stock options in the table above expire at various dates through September 2002. At September 30, 1996, the total outstanding awards of 3,987,111 consisted of 1,700,094 of stock options and 2,287,017 of unvested restricted shares. Of the stock options outstanding 1,511,694 were exercisable at prices ranging from $7.59 to $11.69.

     The Company has not adopted SFAS No. 123, "Accounting for Stock-based Compensation," which is required to be adopted by fiscal 1997. The Company intends to continue to record compensation based on the provisions of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," as allowed by SFAS No. 123. Although the Company has not determined the ultimate impact of adopting SFAS No. 123, it does not believe, based on the number of stock options previously granted, that the adoption will have a material effect on the Company's current financial position or results of operations.

K. INCOME TAXES
--------------------------------------------------------------------------------

Income before income taxes was as follows:
                                                        Years ended September 30
                                    --------          --------          --------
Dollars in thousands                  1996              1995               1994
--------------------------------------------          --------          --------
Domestic .................          $134,289          $102,980          $ 30,388

Foreign ..................           145,545           153,049            87,937
                                    --------          --------          --------
    Total ................          $279,834          $256,029          $118,325
                                    ========          ========          ========

     A summary of taxes on income is as follows:

                                                        Years ended September 30
                                        -------        --------         --------
Dollars in thousands                     1996            1995             1994
-----------------------------------------------        --------         --------
U.S. federal and state:
Current .........................       $33,247        $ 64,204         $(3,131)
Deferred ........................         1,031         (25,794)         15,644
                                        -------        --------         -------
    Total .......................       $34,278        $ 38,410         $12,513
                                        =======        ========         =======
Foreign:
Current .........................       $61,184        $ 61,039         $21,010
Deferred ........................         2,754           1,631          11,440
                                        -------        --------         -------
    Total .......................       $63,938        $ 62,670         $32,450
                                        -------        --------         -------
      Total U.S. and
      Foreign ...................       $98,216        $101,080         $44,963
                                        =======        ========         =======

     The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                                        Years ended September 30
                                           -------       --------       -------
Dollars in thousands                         1996          1995           1994
--------------------------------------------------       --------       -------
Computed tax expense at
    the expected statutory
    rate ............................      $97,942       $ 89,720       $41,414
Foreign income:
    Impact of taxation at
      different rates, repatri-
      ation and other ...............        5,817          5,407          (257)
    Impact of foreign losses for
      which a current tax
      benefit is not available ......        2,432            529           701
State taxes, net of federal
    effect ..........................        2,718          5,560         2,655
Foreign sales corporation ...........       (2,968)        (1,500)       (1,158)
U.S. and State benefits from
    research and exper-
    imentation activities ...........       (5,981)            --            --
Other, net ..........................       (1,744)         1,364         1,608
                                           -------       --------       -------
    Provision for income
      taxes .........................      $98,216       $101,080       $44,963
                                           =======       ========       =======

     Significant components of deferred income taxes were as follows:
                                                                      September 30
                                                            --------      --------
Dollars in thousands                                          1996           1995
--------------------------------------------------------------------      --------
Deferred tax assets:
Depreciation and amortization .........................     $ 24,929      $ 28,467
Pension and other benefits ............................       48,945        44,640
Environmental matters .................................       14,928        18,008
Restructuring charges .................................        4,396         5,633
Investments ...........................................       10,850        10,850
State and local taxes .................................        5,620         5,449
Net operating loss and other tax
    carryforwards .....................................       13,512        12,132
Other .................................................       26,573        33,373
                                                            --------      --------
    Subtotal ..........................................      149,753       158,552
                                                            --------      --------
Valuation allowances ..................................      (15,724)       (9,318)
                                                            --------      --------
      Total deferred tax assets .......................     $134,029      $149,234
                                                            --------      --------
Deferred tax liabilities:
Depreciation and amortization .........................     $ 64,272      $ 71,629
Pension and other benefits ............................       10,888        10,235
Investments ...........................................       28,208        36,629
Other .................................................      107,463       100,532
                                                            --------      --------
      Total deferred tax liabilities ..................     $210,831      $219,025
                                                            ========      ========

     The Company increased the valuation allowance in 1996 by $6,405,000 with respect to certain foreign future tax benefits and net operating losses reflected as deferred tax assets due to the uncertainty of their ultimate realization.
     Approximately $47,059,000 of net operating losses and other tax carryforwards remain at September 30, 1996, $33,012,000 of which expire in the years 1997 through 2003, and $14,047,000 of which can be carried forward indefinitely. The benefits of these carryforwards are dependent on taxable income during the carryforward period in those foreign jurisdictions wherein they arose, and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.
     United States income tax returns for fiscal years 1992 and 1993 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the financial statements.
     Provision has not been made for U.S. income taxes or foreign withholding taxes on approximately $130,000,000 of undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, if foreign earnings were loaned to the Company or a U.S. subsidiary, or if the Company should sell its stock in the subsidiaries. However, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. income tax and offset any foreign withholding tax that might otherwise be due.
     Cash paid for income taxes during 1996, 1995 and 1994 totalled $109,072,000, $60,340,000 and $23,855,000, respectively.

L. COMMITMENTS & CONTINGENCIES
--------------------------------------------------------------------------------
LEASE COMMITMENTS

The Company leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totalled $14,511,000, $16,545,000 and $17,638,000 in
1996, 1995 and 1994, respectively. Future minimum rental commitments under non-cancelable leases are as follows:
Dollars in thousands
--------------------------------------------------------------------------------
1997 ..................................................................  $12,380
1998 ..................................................................   10,557
1999 ..................................................................    9,585
2000 ..................................................................    8,890
2001 ..................................................................    8,617
2002 and thereafter ...................................................   15,720
                                                                         -------
                                                                         $65,749
                                                                         =======

OTHER LONG-TERM COMMITMENTS
During 1995, the Company entered into long-term supply agreements of more than six years with certain North American tire customers. The contracts are designed to provide such customers with agreed-upon amounts of carbon black at prices based on an agreed-upon formula.
     Also during 1995, the Company agreed to participate as a 10% owner in a proposed liquefied natural gas plant in Trinidad, and to purchase approximately 60 percent of the gas produced by the plant. Once the plant is operational, it is estimated that it will produce 3.3 trillion cubic feet of gas over a period of 20 years. Gas from the project is not expected to be available until fiscal year 1999.

CONTINGENCIES
The Company is a defendant or potentially responsible party in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

     As of September 30, 1996, approximately $44,500,000, was accrued for environmental matters, primarily related to divested businesses. The amount represents the Company's current best estimate of its share of costs likely to be incurred based on its analysis of the extent of cleanup required, alternative cleanup methods available, abilities of other responsible parties to contribute and its interpretation of applicable laws and regulations at each site. The Company reviews the adequacy of this reserve as circumstances change at individual sites. Included in other charges are environmental expenses of $3,000,000, $17,000,000 and $15,000,000 in 1996, 1995 and 1994, respectively.
     In the opinion of the Company, although final settlement of these suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position.

M. FINANCIAL INSTRUMENTS & CONCENTRATIONS OF CREDIT RISK
--------------------------------------------------------------------------------
FINANCIAL INSTRUMENTS
The Company uses financial instruments, primarily forward contracts, options and swaps in its management of foreign currency and interest rate exposures. These financial instruments hedge transactions and balances consistent with the Company's currency and interest rate exposures. The Company does not purchase or issue financial instruments for trading purposes.

FOREIGN EXCHANGE
The Company's foreign exchange forward contracts and options do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, transactions and cash flows being hedged. The Company had $26,907,000 of foreign exchange forward contracts outstanding at September 30, 1996. The fair value of such contracts, which was the replacement value, represented a net unrealized gain of approximately $2,538,000 as of September 30, 1996. In September 1996, the Company both purchased and sold foreign exchange options to reduce the impact of changes in foreign exchange rates on the Company's European cash flow. The cost of these options purchased was approximately $750,000 and the premium on the options sold was approximately $450,000. The U.S. dollar equivalent of the notional amounts under option contracts are $100,000,000 for put options purchased and $65,000,000 for call options sold. The contracts expire in equal quarterly installments during fiscal 1997. The net cost of these options will be recognized as cost of sales, along with any gains or losses, over the option period. The fair value of these option contracts was $474,000 at September 30, 1996. Forward exchange and option contracts generally have maturities which do not exceed twelve months. See Note A for information on the Company's policy on forward exchange contracts and currency option gains and losses.

INTEREST RATE
During 1995, the Company entered into an interest rate swap agreement to fix the interest rate on certain borrowings expected to be refinanced in 1997. Pursuant to the agreement, beginning on June 17, 1997, the Company will pay a fixed rate of 7.375% on a notional $100,000,000 and receive a floating rate based on London Interbank Offered Rates ("LIBOR") as determined at six month intervals through December 17, 2007.

CONCENTRATIONS OF CREDIT RISK
Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables. International tire manufacturers comprise a significant portion of the Company's carbon black customer base. The Company had trade receivables of approximately $66,213,000 and $68,105,000 from international tire manufacturers at September 30, 1996 and 1995, respectively. Although the Company's exposure to credit risk associated with nonpayment by tire manufacturers is affected by conditions or occurrences within the tire industry, trade receivables from the international tire manufacturers were current at September 30, 1996, and no manufacturer exceeded 5% of the Company's receivables at that date.

N. FINANCIAL INFORMATION BY INDUSTRY SEGMENT & GEOGRAPHIC AREA
--------------------------------------------------------------------------------
Financial information by industry segment for 1992 through 1996, as set forth on page 19, is an integral part of these financial statements. Energy segment sales include sales to a major customer in the amount of $277,679,000, $250,439,000 and $272,245,000 in 1996, 1995 and 1994, respectively. Transfers between geographic areas are recorded at cost plus mark-up or at market.

     Financial information by geographic area is as follows:
                                                          Years ended September 30
                                              --------      --------      --------
Dollars in millions                             1996          1995          1994
------------------------------------------------------      --------      --------
SALES
United States:
    Sales, excluding export sales
      Specialty Chemicals and
          Materials ...................       $  526.6      $  605.7      $  563.2
      Energy ..........................          422.0         342.6         438.7
    Export sales ......................          109.7          93.7          85.0
                                              --------      --------      --------
          Total .......................        1,058.3       1,042.0       1,086.9
Europe ................................          638.6         642.9         503.8
Other areas ...........................          281.5         249.5         177.1
                                              --------      --------      --------
      Total ...........................        1,978.4       1,934.4       1,767.8
Less: Eliminations ....................          122.1         104.0          88.0
                                              --------      --------      --------
      Net sales .......................       $1,856.3      $1,830.4      $1,679.8
                                              ========      ========      ========
OPERATING PROFIT
United States:
    Specialty Chemicals and
      Materials .......................       $  142.3      $  155.9      $  108.5
    Energy ............................           23.0          12.7          18.4
Europe ................................           99.2         103.0          49.0
Other areas ...........................           19.0          27.9           8.4
      Total operating profit ..........          283.5         299.5         184.3
Interest expense ......................           41.7          35.6          41.7
Unallocated corporate
    expenses, net(a) ..................           29.2          28.0          23.4
Gain on sale of businesses ............          (38.9)        (32.6)           --
Gain on sale of equity
    securities ........................          (28.3)           --            --
Adjustment of reserves related
    to divested businesses ............             --          12.5           0.8
                                              --------      --------      --------
      Income before
          income taxes ................       $  279.8      $  256.0      $  118.4
                                              ========      ========      ========
IDENTIFIABLE ASSETS
United States:
    Specialty Chemicals and
      Materials .......................       $  529.2      $  426.9      $  482.7
    Energy ............................           79.7         133.8         127.4
Europe ................................          494.8         465.3         444.3
Other areas ...........................          403.7         275.7         245.2
General corporate(b) ..................          270.8         253.7         231.0
Equity in affiliates -
    Europe ............................            9.3          26.9          22.3
Equity in affiliates -
    Other areas .......................           70.1          72.0          63.9
                                              --------      --------      --------
      Total ...........................       $1,857.6      $1,654.3      $1,616.8
                                              ========      ========      ========

(a) Unallocated corporate expenses, net, include corporate management costs reduced by investment income.

(b) General corporate assets include cash, temporary cash investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

O. UNAUDITED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Unaudited financial results by quarter for the fiscal years ended September 30, 1996 and 1995 are summarized below and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of
Operations.

Dollars in millions,          ------     ------     ------     ------        --------
except per share amounts       Dec        March      June       Sept           Year
------------------------------------     ------     ------     ------        --------
FISCAL 1996
Net sales .............       $443.0     $491.3     $457.3     $464.6        $1,856.3
Cost of sales .........       $305.1     $345.3     $318.5     $341.0        $1,310.0
Net income ............       $ 43.4     $ 42.9     $ 35.7     $ 72.0(a)     $  194.1
Income applicable to
  common shares .......       $ 42.5     $ 42.0     $ 35.0     $ 71.2        $  190.8
                              ---------------------------------------        --------
Income per common
   share (primary)(c) .       $ 0.57     $ 0.58     $ 0.48     $ 0.98        $   2.60
                              =======================================        ========
FISCAL 1995
Net sales .............       $428.0     $481.3     $494.8     $426.3        $1,830.4
Cost of sales .........       $296.8     $329.4     $336.1     $296.7        $1,259.0
Net income ............       $ 33.9     $ 46.4     $ 47.0     $ 44.6(b)     $  171.9
Income applicable to
  common shares .......       $ 33.0     $ 45.5     $ 46.1     $ 43.7        $  168.4
                              ---------------------------------------        --------
Income per common
   share (primary)(c) .       $ 0.43     $ 0.59     $ 0.59     $ 0.57        $   2.17
                              =======================================        ========

(a) Includes a $38.9 gain on the sale of coal transportation business, TUCO and a $28.3 gain on the sale of equity securities of K N Energy, Inc.
(b) Includes $32.6 gain on sale of safety business and $12.5 charge for environmental reserves.
(c) The Company declared a two-for-one stock split during the year. As a result, share and per share amounts have been restated.

MANAGEMENT RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying financial statements were prepared by Cabot Corporation in conformity with generally accepted accounting principles. The Company's management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.
     Cabot Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with the Company's internal audit staff, independent accountants, and the Audit Committee of the Board of Directors.
     Coopers & Lybrand L.L.P., independent accountants, were engaged by the Company to audit these financial statements. Their audit was conducted in accordance with generally accepted auditing standards and included a study and evaluation of the Company's system of internal accounting controls, selected tests of that system, and related audit procedures as they consider necessary to render their opinion.
     The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are not employees of the Company, the Committee meets periodically with Company management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.


/s/ Samuel W. Bodman

Samuel W. Bodman
Chief Executive Officer

/s/ Kenyon C. Gilson

Kenyon C. Gilson
Chief Financial Officer

/s/ Paul J. Gormisky

Paul J. Gormisky
Chief Accounting Officer


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND STOCKHOLDERS OF CABOT CORPORATION
We have audited the accompanying consolidated balance sheets of Cabot Corporation as of September 30, 1996 and 1995 and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cabot Corporation as of September 30, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                                    /s/ Coopers & Lybrand L.L.P.


Boston, Massachusetts
October 25, 1996

40