Form 10-K, Exhibit 13
period 1997-09-30
CABOT CORP
filed 1997-12-24
CIK 16040

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

     Cabot Corporation is comprised of a Specialty Chemicals and Materials Group and an Energy Group. The Specialty Chemicals and Materials Group consists of the following businesses: carbon black (the largest), fumed silica, plastics, capacitor materials, microelectronics materials, inkjet colorants, and specialty fluids. In 1995, the Company restructured the ownership of its safety and specialty composites business, Cabot Safety Corporation. Cabot now owns approximately 42.5% of the new corporation (now named Aearo Corporation) which is accounted for under the equity method. The Energy Group consists of Cabot LNG Corporation, a wholly owned subsidiary, and its subsidiaries. In 1996, the Company sold TUCO INC. ("TUCO"), a coal fuel services business.

     The financial results of the Company in 1997 fell short of management's expectations. Key fundamentals in the Company's specialty chemicals businesses that began to deteriorate in the latter part of 1996 continued to have a negative impact in 1997. As the year progressed, however, the Company's operating environment gradually improved. For example, early in the fiscal year, the Company's carbon black business experienced higher feedstock costs; those costs retreated and remained stable during the second half of the year. In addition, European carbon black demand improved during the year and European carbon black prices, which declined during the first part of the year, stabilized in the third and fourth quarters. There is some prospect of price increases in Europe in 1998* (see page 28). Also, the U.S. electronics industry recovered during the second half of the year. Cabot serves this industry through its capacitor materials and microelectronics materials businesses. Finally, positive year-to-year volume comparisons that developed in the Company's chemical businesses during the third quarter continued during the fourth quarter of 1997.

     The following analysis of financial condition and operating results should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes. Unless a calendar year is specified, all references in this discussion to years are to the Company's fiscal year ended September 30.

RESULTS OF OPERATIONS

REVENUES

     Net sales and other operating revenues for 1997, 1996 and 1995 were $1.6 billion, $1.9 billion and $1.8 billion, respectively. Revenues for 1996 included $278.2 million from the operations of TUCO. Excluding TUCO results from 1996, the Company experienced an increase in revenue during 1997 of $51.9 million, or 3%. The increase is attributable to greater revenues in the Company's LNG business. In 1997, the LNG business reported an increase of $55.9 million, or 39%, in revenue due to higher liquefied natural gas volumes and better pricing.


           [ Revenues Specialty Chemicals & Materials vs. Energy graph]


     The Company's gross margins as a percentage of net sales for 1997, 1996 and 1995 were 30%, 29% and 31%, respectively. Gross margins for 1996 include the operating results of TUCO, which were 5% of TUCO's net sales. Exclusive of TUCO, the gross margin percentage for 1996 was 34%. The decrease in gross margin during 1997 was primarily the result of lower year-to-year selling prices combined with higher feedstock costs in the Company's carbon black business. Overall carbon black selling prices were down 3% during 1997. In addition, feedstock costs during 1997 were on average 4% higher.

     The Company's selling, research, technical and administrative expenses for 1997, 1996 and 1995 were $299.2 million, $286.5 million and $293.9 million, respectively. The increase during 1997 of $12.7 million, or 4%, was largely due to the Company's continued focus on developing new products. As part of its long-term strategy for earnings growth, the Company has invested an increasing amount of resources over the past few years in research and marketing for the development of high-value, differentiated new products and entirely new businesses. These investments were largely in the Company's Specialty Chemicals and Materials Group. During 1997, the Company continued to see evidence that several new product and new business initiatives likely will develop over the next several years into commercial enterprises which, as a group, should contribute significantly to the Company's earnings over time (see page 28).

     In 1996, selling, research, technical and administrative expenses decreased $7.4 million, or 3%. The 1995 total included expenses associated with Cabot Safety Corporation, which totaled $46.7 million. Excluding that amount from the 1995 figure, selling, research, technical and administrative spending increased $39.3 million, or 16%, during 1996. That increase also resulted from continued investments dedicated to developing new, higher value products and processes. In addition, 1996 figures include selling, research, technical and administrative expenses of the Company's Czech Republic and Indian carbon black operations, which were consolidated at the beginning of 1996.

OPERATING PROFIT

     Operating profit for 1997, 1996 and 1995 was $186.9 million, $283.5 million and $299.5 million, respectively. Operating profit before special items for 1997, 1996 and 1995 was $205.1 million, $277.7 million, and $299.5 million, respectively. The Company's operating margins as a percentage of sales, before special items during 1997, 1996 and 1995 were 13%, 15% and 16%, respectively. Special items during 1997 included $18.2 million of severance and asset impairment charges in the Company's Specialty Chemicals and Materials Group. Special items during 1996 included $5.8 million of gains relating to the Company's Energy Group.


            [Operating Margins Specialty Chemicals & Materials graph]


     Operating profit (excluding special items) decreased $72.6 million during 1997. Operating profit for 1996 included $13.8 million of operating results from TUCO. Excluding the results of TUCO, operating profit in 1997 decreased $58.8 million, or 22%. The effects of lower specialty chemicals selling prices, higher raw material and manufacturing costs, the strengthening of the U.S. dollar, and increased spending on research and development were partially offset by the effect of greater volumes.

OTHER EXPENSES

     Interest expense for 1997, 1996 and 1995 was $43.2 million, $41.7 million and $35.6 million, respectively. The increase in interest expense during 1997 was primarily due to higher levels of debt relating to repurchases of Cabot common stock under the Company's stock repurchase program and capital expenditures. The increase in interest expense during 1996 was due to higher levels of short-term debt resulting from the Company's stock repurchase program, increased capital spending and the consolidation of the Company's Czech Republic and Indian carbon black businesses.

     Unallocated corporate expenses for 1997, 1996 and 1995 were $26.6 million, $29.2 million and $28.0 million, respectively. The decrease during 1997 was primarily due to lower environmental expenses. The increase during 1996 was largely due to lower interest and dividend income as compared with 1995.

Selected Financial Data by Industry Segment

YEARS ENDED SEPTEMBER 30                                           1997         1996         1995         1994          1993
------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Net Sales and Other Operating Revenues
Specialty Chemicals and Materials                                $1,430.3     $1,434.3     $1,487.8     $1,241.1      $1,191.8
Energy                                                              199.7        422.0        342.6        438.7         422.5
    Net sales and other operating revenues                       $1,630.0     $1,856.3     $1,830.4     $1,679.8      $1,614.3
------------------------------------------------------------------------------------------------------------------------------

Operating Profit
Specialty Chemicals and Materials(a)                             $  180.3     $  260.5     $  286.8     $  165.9      $  101.7
Energy(b)                                                             6.6         23.0         12.7         18.4          16.7
    Total operating profit                                          186.9        283.5        299.5        184.3         118.4
Interest expense                                                     43.2         41.7         35.6         41.7          44.0
Unallocated corporate expenses, net(c)                               26.6         29.2         28.0         23.4          20.7
Gain on sales of businesses                                            --        (38.9)       (32.6)          --            --
Gain on sale of equity securities                                      --        (28.3)          --           --            --
Adjustment of reserves related to divested businesses                  --           --         12.5          0.8         (14.2)
    Income from continuing operations before income taxes        $  117.1     $  279.8     $  256.0     $  118.4      $   67.9
------------------------------------------------------------------------------------------------------------------------------

Depreciation and Amortization
Specialty Chemicals and Materials                                $  107.6     $   93.8     $   91.2     $   83.3      $   81.5
Energy                                                                2.0          2.9          2.8          2.8           2.8
General corporate                                                     0.3          0.3          0.2          0.2           0.2
    Total                                                        $  109.9     $   97.0     $   94.2     $   86.3      $   84.5
------------------------------------------------------------------------------------------------------------------------------

Fixed Asset Additions
Specialty Chemicals and Materials                                $  157.4     $  207.7     $  130.4     $   70.7      $   63.9
Energy                                                                5.4          0.5          0.8          2.9           0.7
General corporate                                                      --          0.9           --           --           0.4
    Total                                                        $  162.8     $  209.1     $  131.2     $   73.6      $   65.0
------------------------------------------------------------------------------------------------------------------------------

Identifiable Assets
Specialty Chemicals and Materials                                $1,442.3     $1,427.7     $1,167.9     $1,172.2      $1,117.4
Energy                                                               88.4         79.7        133.8        127.4         116.1
General corporate(d)                                                206.8        270.8        253.7        231.0          89.3
Equity in affiliates-Specialty Chemicals and Materials               86.1         79.4         98.9         86.2         103.1
Equity in affiliates-Energy                                            --           --           --           --          63.6
    Total                                                        $1,823.6     $1,857.6     $1,654.3     $1,616.8      $1,489.5
------------------------------------------------------------------------------------------------------------------------------
(a) Included in fiscal year 1997 are charges relating to a cost reduction program undertaken in the Specialty Chemicals and
    Materials Group. These charges are for asset impairments of $10.3 million and severance of $7.9 million. Fiscal year 1993 includes a $47.4 million restructuring charge.

(b) Included in fiscal year 1996 is a gain on settlement of a contractual matter of $2.5 million, and a gain from a reduction in the Company's ownership position in the Trinidad natural gas liquefaction project of $3.3 million.

(c) Unallocated corporate expenses, net, include corporate management costs reduced by investment income.

(d) General corporate assets include cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

PROVISION FOR INCOME TAXES

     The effective tax rate on income from operations for 1997, 1996 and 1995, was 36%, 35% and 39%, respectively. The tax rate in 1996 reflects the impact of research and experimentation tax credits taken in 1996 relating to prior years. The effective tax rate in 1996 would have been 37% without the impact of those credits. The decrease in the tax rate in 1996 versus 1995 reflects the absorption of the gain on the sale of Cabot Safety Corporation in 1995. A more detailed analysis of income taxes is presented in Note K to the Consolidated Financial Statements.

NET INCOME

     Reported net income was $92.7 million ($1.19 per fully diluted common share) in 1997 compared with $194.1 million ($2.42 per fully diluted common share) in 1996 and $171.9 million ($2.02 per fully diluted common share) in 1995. Net income in 1997 includes special charges for asset impairments and severance costs totaling $18.2 million ($0.15 per fully diluted common share). Net income for 1996 included several special items. These items were $5.3 million ($0.06 per fully diluted common share) from research and experimentation tax credits, a $28.3 million ($0.22 per fully diluted common share) gain from the sale of 1.85 million shares of the Company's investment in K N Energy, Inc., a $38.9 million ($0.31 per fully diluted common share) gain from the sale of the Company's coal fuel services business, TUCO, and one-time adjustments totaling $5.8 million ($0.05 per fully diluted common share) in the LNG business. Net income in 1995 included a gain of $32.6 million ($0.17 per fully diluted common share) associated with the ownership restructuring of Cabot Safety Corporation, and a $12.5 million ($0.09 per fully diluted common share) expense due to an adjustment in environmental reserves. Excluding special items, net income would have been $104.4 million ($1.34 per fully diluted common share) in 1997, $142.9 million ($1.78 per fully diluted common share) in 1996, and $165.3 million ($1.94 per fully diluted common share) in 1995.

SPECIALTY CHEMICALS AND MATERIALS

     The Specialty Chemicals and Materials Group includes the Company's global specialty chemicals operations. These operations manufacture carbon black, a very fine black powder used as a reinforcing agent in tires and most industrial rubber products, and also widely used as an agent in many specialty applications, such as inks, plastics, cables and coatings; fumed silica, a specialty chemical used as a reinforcing, thickening, thixotropic, suspending or anti-caking agent in many products, such as silicone rubber and polyester resins; thermoplastic concentrates and specialty compounds; tantalum capacitor materials, and other metals and alloys for the semiconductor, aerospace and defense markets; polishing slurries used in chemical mechanical planarization of integrated circuit devices; colorants for the inkjet printing industry; and cesium-based drilling and completion fluids for the oil industry.

     In 1997, sales from the Specialty Chemicals and Materials Group were flat with the prior year despite significantly lower year-to-year carbon black selling prices. The effects of a 6% global increase in specialty chemical volumes were more than offset by lower selling prices, primarily in the Company's European and Pacific Asian carbon black markets. Sales growth in the fumed silica and microelectronics materials businesses was partially offset by a decline in sales of plastics and tantalum capacitor materials.


   [Specialty Chemicals & Materials Revenues by Geographic Region pie chart]


     Excluding sales of the divested safety and specialty composite products business from the 1995 results to form a comparative basis, 1996 sales for the Specialty Chemicals and Materials Group increased 7% from 1995. Improved pricing and the effects of consolidating the operating results of the Czech Republic and Indian carbon black businesses in 1996 were partially offset by 2% lower overall volumes.

          [Carbon Black Sales Volumes by Geographic Region pie chart]


     The Company has been developing and commercializing new, differentiated products in its chemical businesses. Five-year new products (defined as products that were first sold in commercial quantities within the last five years) accounted for approximately 9% of chemical revenues in 1997, compared with 8% in 1996, and 6% in 1995. The Company continues to vigorously pursue a number of new product and new business opportunities.

     Operating profit before special items for the Specialty Chemicals and Materials Group in 1997, 1996 and 1995, totaled $198.5 million, $260.5 million and $286.8 million, respectively. The Company's carbon black operations accounted for most of the year-to-year earnings declines.

     In 1997, lower European and Pacific Asian selling prices, higher raw material costs, increased plant start-up costs, and a stronger U.S. dollar more than offset the benefits of greater volumes. The Company's fumed silica and microelectronics materials businesses each produced improved operating profits for 1997 versus 1996. The slowdown in the U.S. electronics industry, which began in 1996, continued to have an impact on the Company's tantalum capacitor materials business. The Company's tantalum business reported lower operating profits in 1997 because improved volumes in the second half of the year did not fully offset depressed first half volumes. The Company spent greater amounts on research and development and marketing costs related to new product, new business and market development initiatives in 1997, which further penalized earnings.

     Lower operating profit in the Specialty Chemicals and Materials Group in 1996 was due to increased spending for new business development, the absence of Cabot Safety earnings during 1996 and lower volumes, partially offset by the effect of higher year-to-year prices.

     The carbon black business's operating profit before restructuring charges decreased 23% in 1997 from 1996. Lower selling prices, along with higher raw material costs and increased plant start-up costs, more than offset volume gains, and reductions in spending on research and development and market development initiatives.

     Certain market conditions affecting the carbon black business that began to have a negative effect on earnings in the latter part of 1996 continued to have a detrimental impact on earnings in 1997. For example, European carbon black selling prices decreased and feedstock costs rose during the first half of the year. Competitive price pressures caused the Company to meet price decreases in the European market. The combination of higher feedstock costs (in local currency terms) and lower prices caused a substantial decrease in the profitability of the Company's European carbon black business. On average, carbon black prices were down 3% and feedstock costs were up 4% in 1997 from 1996 levels. We have begun to see a positive change in these fundamentals: feedstock costs have remained stable during the second half of the year and European carbon black prices stabilized in the third and fourth quarters of 1997.

     The carbon black business's operating profit increased 4% in 1996 from 1995. The operating profit increase came from the consolidation of the operating results of the Czech Republic and Indian carbon black businesses during 1996. The positive earnings effect of higher prices was essentially offset by increased spending on research and development and marketing costs related to new product, new business and market development initiatives, the effect of 1% lower overall volumes, and higher feedstock costs.

     During 1995, the Company entered into long-term carbon black supply contracts of more than six years with several of its tire customers in North America. The contracts were designed to provide customers with a secure supply of carbon black and reduce the volatility in the Company's carbon black volumes and margins caused, in part, by automobile industry cycles. These contracts, coupled with the Company's long-term strategy of product differentiation, are aimed at building a less cyclical carbon black business and reducing the Company's susceptibility to economic cycles. The Company's experience in the North American carbon black market during 1997 indicates that the contracts are achieving their purpose.

     The Company's fumed silica business reported increased revenue in 1997 and 1996 of 15% and 3%, respectively. The increase in 1997 was primarily due to higher volumes along with higher prices and increased sales of new products. Operating profits increased 8% and 9% in 1997 and 1996, respectively, due to higher gross margins, partially offset by increased spending to support a new market segmentation strategy. Operating profit increased in 1995, reflecting modest volume growth, improved product mix and favorable gross margins from better pricing and higher capacity utilization.

     The Company's microelectronics materials business reported revenues of $34 million in 1997, compared with approximately $20 million in 1996. In 1997, this business reported positive operating profits for the first time. In 1996, gross margin derived from these revenues was more than offset by spending on research and development and market development initiatives in this business. The Company expects continued significant revenue growth in this business during 1998* (see page 28).

     In the plastics business, revenues and operating profits in 1997 were down 6% and 15%, respectively, from 1996. Higher volumes were more than offset by lower selling prices. Severe pricing pressure that began in 1996 continued throughout 1997. Revenues and operating profit in 1996 were down from 1995 by 10% and 42%, respectively. Lower volumes and lower prices caused the decrease in operating profit in 1996 compared with 1995. The Company remains optimistic that business conditions will improve in 1998 and that benefits will be realized from margin improvement and cost savings efforts initiated during the latter part of 1997* (see page 28).

     Revenues from the tantalum business increased 4% in 1997 and operating profit decreased 23% from the prior year. Sales volumes, which began to decline during the second half of 1996, continued to decrease significantly during the first part of 1997 due to continued effects of the slowdown in the U.S. electronics market. Volumes increased during the latter part of 1997. Overall volumes for the year, however, decreased 3%, offset by higher overall selling prices. Gross margin was also affected by higher raw material costs. Revenues in 1996 increased 6% from the prior year, and operating profit decreased 19% from 1995. Over the first half of 1996, volumes and prices were significantly higher than in the first six months of 1995. During the second half of 1996, sales volumes decreased significantly due to the slowdown in the U.S. electronics industry and high customer inventory levels.

     During 1996, the Company launched a new specialty fluids business unit. The unit develops and markets cesium-based drilling and completion fluids to the oil well drilling and services industry. Construction of a cesium processing plant at a mine owned by a Cabot subsidiary in Manitoba, Canada, was completed during the year and brine fluids are now being produced for the first commercial-scale tests to be conducted in early 1998. Commercial sales of the product are expected to begin in the latter part of 1998* (see page 28).

ENERGY

     The Energy Group conducts liquefied natural gas importing, storing, transporting and marketing operations. In prior years, the Energy Group included TUCO INC., a coal fuel services business. The Company sold TUCO, effective September 30, 1996. During 1996, TUCO earned $13.8 million of operating profit, compared with $10.5 million in 1995.

     The LNG business reported revenues of $199.7 million in 1997 compared with $143.8 million in 1996. The increase in revenue was due to significantly greater volumes and higher gas prices compared with 1996. The business received 18 LNG cargoes in 1997 compared with 10 cargoes in 1996. Gas volumes sold increased 36% year-to-year. Operating profit increased to $6.6 million during 1997, from $3.3 million during 1996, excluding $5.8 million of special items from 1996. The positive earnings effect of higher volumes and prices was partially offset by higher gas costs.

                        [Sources and Uses of Cash graph]


     In 1996, operating profit, exclusive of special items, increased to $3.3 million from $2.1 million in 1995 due to increased supply of LNG and higher gas prices. The business received 3 cargoes in 1995.

     The profitability of the LNG business during the next two years, until its Trinidad LNG supply comes on stream in 1999, depends in large part on its LNG supply from Algeria. To date, the political instability in Algeria has not interrupted the operations of the Company's Algerian LNG supplier.

FINANCIAL CONDITION

CASH FLOW AND LIQUIDITY

     Cash generated in 1997 from the Company's operating activities decreased 5% to $144.2 million from $151.9 million in 1996.

     Research and technical service spending for 1997, 1996 and 1995 was $82.7 million, $79.6 million, and $59.2 million, respectively. Spending as a percentage of the Specialty Chemicals and Materials Group revenues exceeded 5% in 1997 and 1996, and was 4% in 1995. The Company has been increasing the amount of spending to develop new, differentiated products for its specialty chemicals businesses. The Company anticipates research and development spending to remain near $85 million in 1998* (see page 28).

     Capital spending on investments, acquisitions, equity securities and property, plant and equipment for 1997, 1996 and 1995 was $181 million, $269 million, and $145 million, respectively. The major components of the 1997 capital program included expenditures on new carbon black capacity to support the contracts with U.S. tire manufacturers, Clean Air Act compliance, differentiated product manufacturing capabilities, new business expansion and normal plant maintenance. In light of softened demand in certain markets, the Company deferred several capital projects during the year.

     The Company expects to increase the rate of capital spending in 1998 from 1997 as it continues to invest in new business opportunities. These expenditures are expected to include portions of the projects mentioned in the preceding paragraph, the Company's share of the Trinidad LNG project, refurbishment of the Company's LNG tanker, capacity expansion in the Company's fumed silica business, additional environmental compliance costs in North America, and further development in the special blacks business and several new business initiatives. Over the next several years the Company also expects to spend a significant portion of its $39.7 million reserve in connection with remediation of various environmental sites* (see page 28). These sites are primarily associated with divested businesses.


                          [Total Debt to Capital graph]


     Effective September 30, 1996, the Company sold its TUCO subsidiary for $77 million. Accordingly, during the first quarter of fiscal year 1997, the Company received $35 million in cash, which included $8 million of working capital adjustments, and $50 million in the form of a debt repayment on the Company's behalf from the buyer.

     During 1997, the Company exercised its rights to purchase 642,232 shares of common stock of K N Energy, Inc. for a total cost of $11.3 million. As of September 30, 1997, the Company owned approximately 3 million shares of K N Energy representing approximately 9.5% of K N Energy's outstanding common shares.

     On February 6, 1997, the Company issued $90 million of medium-term notes maturing from 2004 to 2011 with a weighted average interest rate of approximately 7.17%. The proceeds from the issuance were used to repay short-term debt. During 1997, the Company increased its borrowings by $85.2 million, including the principal amount of medium-term notes referred to above, and decreased its cash balance by $18.9 million.

     During 1997, approximately 3.5 million shares of Cabot common stock were repurchased at a total cost of approximately $84.7 million and are held as treasury stock. During 1996, approximately 3.0 million shares were repurchased for a total cost of approximately $122 million and are held as treasury stock. The Company's common stock repurchase activity, described below under "Common Stock," is expected to continue in 1998* (see page 28).

     Primarily due to increased capital spending, share repurchases, higher spending on research and development, and marketing costs for new products, new business and market development initiatives and asset value adjustments due to currency changes during 1997, the ratio of total debt (including short-term debt net of cash) to capital increased to 43% at the end of 1997 from 40% at the end of 1996.

     In January 1997, the Company renegotiated its line of credit agreement. The facility was increased to $300 million from $250 million and was extended to January 3, 2002. Management expects cash from operations and present financing arrangements, including the Company's unused line of credit, to be sufficient to meet the Company's cash requirements for the foreseeable future.

COMMON STOCK

     On May 9, 1997, the Company's Board of Directors authorized the repurchase of 4 million shares of its common stock. As of September 30, 1997, approximately
3.4 million shares remained available for repurchase under the Board authorization.

     During 1997, the Company paid cash dividends of $0.40 per share reflecting a quarterly dividend of $0.10 per share. In November 1997, the Board of Directors approved a $0.10 per share dividend payable in the first quarter of fiscal year 1998.

     As of September 30, 1997, the book value per share of Cabot stock increased to $10.47 from $10.41 at September 30, 1996.

NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS
128), which is required to be adopted in fiscal 1998. SFAS 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. Management does not expect the impact of the new standard to be material.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). The Statement, which must be adopted for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in consolidated financial statements. The effect of adopting SFAS 130 is not expected to be material to the Company's financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which must be adopted for periods beginning after December 15, 1997. Under the new standard, companies will be required to report certain information about operating segments in consolidated financial statements. Operating segments will be determined based on the method by which management organizes its business for making operating decisions and assessing performance. The standard also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is currently evaluating the effect, if any, of implementing SFAS 131.

*FORWARD LOOKING INFORMATION

     Included herein are statements relating to management's projections of future profits, the possible achievement of the Company's financial goals and objectives, and management's expectations for the Company's product development program. Actual results may differ materially from the results anticipated in the statements included herein due to a variety of factors, including market supply and demand conditions, fluctuations in currency exchange rates, cost of raw materials, demand for customers' products and competitors' reactions to market conditions. Timely commercialization of products under development by the Company may be disrupted or delayed by technical difficulties, market acceptance, competitors' new products, as well as difficulties in moving from the experimental stage to the production stage.

CONSOLIDATED STATEMENTS OF INCOME



YEARS ENDED SEPTEMBER 30                                         1997             1996             1995
==========================================================================================================
DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS

Revenues:
   Net sales and other operating revenues                     $1,629,989       $1,856,269       $1,830,393
   Interest and dividend income                                    6,722            8,933           10,492
----------------------------------------------------------------------------------------------------------
      Total revenues                                           1,636,711        1,865,202        1,840,885
==========================================================================================================

Costs and expenses:
   Cost of sales                                               1,144,383        1,309,992        1,258,964
   Selling and administrative expenses                           216,514          206,861          234,693
   Research and technical service                                 82,720           79,640           59,184
   Interest expense (Note G)                                      43,222           41,718           35,639
   Specialty Chemicals and Materials Group Restructuring
      (Note B)                                                    18,200               --               --
   Gain on sale of equity securities (Note D)                         --          (28,323)              --
   Gain on sales of businesses (Note B)                               --          (38,941)         (32,625)
   Other charges, net                                             14,641           14,421           29,001
----------------------------------------------------------------------------------------------------------
      Total costs and expenses                                 1,519,680        1,585,368        1,584,856
==========================================================================================================

Income before income taxes                                       117,031          279,834          256,029
Provision for income taxes (Note K)                              (42,131)         (98,216)        (101,080)
Equity in net income of affiliated companies (Note D)             19,524           18,519           16,670
Minority interest                                                 (1,679)          (6,080)             313
----------------------------------------------------------------------------------------------------------
      Net income                                                  92,745          194,057          171,932
==========================================================================================================

Dividends on preferred stock, net of tax
   benefit of $2,083, $2,111 and $1,911                           (3,258)          (3,301)          (3,551)
----------------------------------------------------------------------------------------------------------
      Income applicable to common shares                      $   89,487       $  190,756       $  168,381
==========================================================================================================

Weighted average common shares outstanding, in thousands
   (Notes A and I):
   Primary                                                        70,730           73,237           77,452
   Fully diluted                                                  76,736           79,345           83,880

Income per common share (Notes A and I):
   Primary                                                    $     1.27       $     2.60       $     2.17
==========================================================================================================

   Fully diluted                                              $     1.19       $     2.42       $     2.02
==========================================================================================================



The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS






SEPTEMBER 30                                                              1997            1996
==================================================================================================
DOLLARS IN THOUSANDS

ASSETS
Current assets:
   Cash and cash equivalents                                           $   39,236       $   58,148
   Accounts and notes receivable (net of reserve for
      doubtful accounts of $5,613 and $5,267)                             288,604          363,763
   Inventories (Note C)                                                   246,886          260,430
   Prepaid expenses                                                        21,268           17,408
   Deferred income taxes (Note K)                                          15,183           10,034
--------------------------------------------------------------------------------------------------
      Total current assets                                                611,177          709,783
--------------------------------------------------------------------------------------------------

Investments:
   Equity (Notes B and D)                                                  86,111           79,372
   Other (Notes D and L)                                                  146,562           95,680
--------------------------------------------------------------------------------------------------
      Total investments                                                   232,673          175,052
--------------------------------------------------------------------------------------------------


Property, plant and equipment (Note E)                                  1,759,835        1,712,045
Accumulated depreciation and amortization                                (837,526)        (809,053)
--------------------------------------------------------------------------------------------------
   Net property, plant and equipment                                      922,309          902,992
--------------------------------------------------------------------------------------------------


Other assets:
   Intangible assets (net of accumulated amortization
      of $12,354 and $6,157) (Note B)                                      39,063           42,735
   Deferred income taxes (Note K)                                           4,257            2,402
   Other assets                                                            14,110           24,617
--------------------------------------------------------------------------------------------------
      Total other assets                                                   57,430           69,754
--------------------------------------------------------------------------------------------------
Total assets                                                           $1,823,589       $1,857,581
==================================================================================================





The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS



SEPTEMBER 30                                                         1997            1996
=============================================================================================
DOLLARS IN THOUSANDS

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable to banks                                        $  200,834       $  233,779
    Current portion of long-term debt (Note G)                       114,978           16,175
    Accounts payable and accrued liabilities (Note F)                223,954          250,749
    U.S. and foreign income taxes                                        664           26,083
    Deferred income taxes (Note K)                                       953              918
---------------------------------------------------------------------------------------------
        Total current liabilities                                    541,383          527,704
---------------------------------------------------------------------------------------------

Long-term debt (Note G)                                              285,544          321,497
Deferred income taxes (Note K)                                        99,210           88,320
Other liabilities (Notes H, J and L)                                 146,879          147,991


Commitments and contingencies (Note L)


Minority interest                                                     22,780           27,138

Stockholders' equity (Notes D, G, I and J):
Preferred stock:
    Authorized: 2,000,000 shares of $1 par value
      Series A Junior Participating Preferred Stock
         Issued and outstanding: none

      Series B ESOP Convertible Preferred Stock
         7.75% Cumulative Issued: 75,336 shares
         (aggregate redemption value of $69,440 and $71,193)          75,336           75,336


Less cost of shares of preferred treasury stock                       (9,388)          (6,565)
Common stock:
    Authorized: 200,000,000 shares of $1 par value
    Issued: 135,549,936 shares                                       135,550          135,550
Additional paid-in capital                                            39,259           23,618
Retained earnings                                                  1,238,202        1,176,708
Less cost of common treasury stock
    (including unearned compensation amounts
     of $18,346 and $16,611)                                        (723,757)        (650,981)
Deferred employee benefits                                           (62,520)         (64,283)
Unrealized gain on marketable securities                              53,936           29,874
Foreign currency translation adjustments                             (18,825)          25,674
---------------------------------------------------------------------------------------------
    Total stockholders' equity                                       727,793          744,931
---------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                        $1,823,589       $1,857,581
=============================================================================================




The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS




YEARS ENDED SEPTEMBER 30                                       1997            1996            1995
======================================================================================================
DOLLARS IN THOUSANDS

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  92,745       $ 194,057       $ 171,932
Adjustments to reconcile net income to cash
   provided by operating activities:
     Depreciation and amortization                             109,931          97,044          94,184
     Deferred tax expense (benefit)                            (13,202)          3,785         (24,163)
     Specialty Chemicals and
     Materials Group restructuring                              18,200              --              --
     Gain on sales of equity securities                             --         (28,323)             --
     Gains on sales of businesses                                   --         (38,941)        (32,625)
     Equity in income of affiliated companies,
        net of dividends received                               (9,131)         (5,619)         (6,292)
     Other, net                                                  8,218           8,950           6,694
   Changes in assets and liabilities, excluding assets
        and liabilities of businesses sold:
     Decrease (Increase) in accounts receivable                (28,852)             88         (37,354)
     Decrease (Increase) in inventories                          2,653         (38,995)        (57,987)
     Decrease in accounts payable and accruals                 (22,597)         (3,415)         (6,905)
     Other, net                                                (13,777)        (36,693)         74,477
------------------------------------------------------------------------------------------------------
Cash provided by operating activities                          144,188         151,938         181,961
======================================================================================================


CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                    (162,813)       (209,061)       (131,214)
Proceeds on sales of businesses                                 35,000              --         169,178
Sales of property, plant and equipment, and investments          1,071          60,449             373
Investments and acquisitions, excluding cash acquired           (7,275)        (59,542)        (13,874)
Purchases of available-for-sale securities                     (11,271)             --              --
Cash from consolidation of equity affiliates and other              --          11,229              --
------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities                  (145,288)       (196,925)         24,463
======================================================================================================


CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                    90,000           9,786          17,385
Repayments of long-term debt                                   (21,539)        (40,153)       (157,609)
Net increase in short-term debt                                 16,739         168,587          25,980
Purchases of treasury stock                                    (85,845)       (123,544)        (76,251)
Sales and issuances of treasury stock                           16,649          28,580          19,658
Cash dividends paid to stockholders                            (31,251)        (30,478)        (26,392)
------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                   (15,247)         12,778        (197,229)
======================================================================================================


Effect of exchange rate changes on cash                         (2,565)           (435)            680
------------------------------------------------------------------------------------------------------
(Decrease) Increase in cash and cash equivalents               (18,912)        (32,644)          9,875
Cash and cash equivalents at beginning of year                  58,148          90,792          80,917
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                     $  39,236       $  58,148       $  90,792
======================================================================================================



The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS





NOTE A SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies of the Company are described below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Cabot Corporation and majority-owned and controlled U.S. and non-U.S. subsidiaries. Investments in majority-owned affiliates where control does not exist and investments in 20 percent to 50 percent-owned affiliates are accounted for on the equity method. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

Cash equivalents include time deposits and short-term investments with original maturities of three months or less.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined using the last-in, first-out (LIFO) method. The cost of other U.S. and all non-U.S. inventories is determined using the average cost method or the first-in, first- out (FIFO) method.

INVESTMENTS IN EQUITY SECURITIES

Certain of the Company's other investments are classified as available-for-sale. Accordingly, any unrealized holding gains and losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized. Fair value of the securities is determined based on market prices at the balance sheet dates (Notes D and I).

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation is generally calculated on the straight-line method for financial reporting purposes and generally on accelerated methods for tax reporting purposes.

INTANGIBLE ASSETS

Intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired and the costs of technology, licenses and patents purchased in business acquisitions. The excess of cost over the fair value of net assets acquired is amortized on the straight-line basis over either 40 years or an estimated useful life, whichever is shorter. Other intangibles are amortized over their estimated useful lives. Included in other charges is amortization expense for 1997, 1996 and 1995, of $5.0 million, $4.8 million and $6.6 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company considers the impairment of long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Consideration of impairment is based on assessment of an asset's ability to contribute to the profitability of the Company (see Note B).

FOREIGN CURRENCY TRANSLATION

All assets and liabilities of foreign operations are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Foreign currency gains and losses arising from transactions are reflected in net income. Included in other charges for 1997, 1996 and 1995 are foreign exchange gains (losses) of $(6.1) million, $(2.6) million and $1.4 million, respectively. Balance sheet translation gains and losses are reflected as a separate component of stockholders' equity.

REVENUE RECOGNITION

Revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectable accounts.

FINANCIAL INSTRUMENTS

Forward foreign currency exchange contracts and currency options are used to manage foreign currency exposures. Realized and unrealized gains and losses on these contracts are recorded in net income currently, except gains or losses on contracts designated to hedge a net investment, and currency options, which are designated to hedge future cash flows. These exceptions are recorded as translation adjustments.

     Financial instruments, primarily interest rate swaps, are used to manage interest rate risks. The interest differentials from these swaps are recorded as interest expense.

INCOME TAXES

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts the Company has designated to be permanently reinvested (Note K).

EARNINGS PER SHARE

Primary net income per share is calculated based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. Common stock equivalents consist of stock options. Fully diluted net income per share further assumes the conversion of the Company's Series B ESOP Convertible Preferred Stock held by the Company's Employee Stock Ownership Plan (Note I).

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in 1996 and 1995 have been reclassified to conform to the 1997 presentation.

NOTE B ACQUISITIONS, DIVESTITURES & RESTRUCTURING

SPECIALTY CHEMICALS AND MATERIALS

During 1997, earnings were reduced by the recognition of special charges totaling $18.2 million primarily related to a cost reduction program in the Specialty Chemicals and Materials Group. These charges are for asset impairments of $10.3 million and severance of $7.9 million. The Company expects the plan to be completed during fiscal 1998.

     On February 16, 1996, the Company acquired an 80% controlling interest in an Indonesian carbon black company for approximately $50 million plus the assumption of $9 million of debt. Since the date of acquisition, the results of operations have been included in the Company's Consolidated Statement of Income.

     The acquisition was accounted for using the purchase method of accounting. Accordingly, a portion of the purchase price was allocated to the net assets acquired based on their estimated fair values. The balance of the purchase price, $29 million, was recorded as excess of purchase price over fair value of net assets acquired (goodwill), and is being amortized over 30 years on a straight-line basis.

     During 1997, 1996 and 1995, the Company paid $8.8 million, $4.3 million and $6.1 million, respectively, of costs accrued in 1993 for employee separation and a facility closing. The Company expects to pay its remaining reserve of $0.4 million during fiscal year 1998.

     On July 11, 1995, the Company sold substantially all of the assets of its safety products and specialty composites business to Cabot Safety Holdings Corporation (now known as Aearo Corporation) and its subsidiaries. The transaction was accounted for as a sale, with an aggregate selling price consisting of $169.2 million in cash, 42,500 common shares of Aearo Corporation, representing 42.5% of Aearo's outstanding common stock, and $22.5 million of Aearo's non-voting 12.5% preferred stock. In addition, Aearo Corporation and its subsidiaries assumed approximately $22.2 million of the third party current liabilities relating to the safety business and approximately $4.8 million in debt. The Company recorded a gain on the sale of $32.6 million. The Company's book value in Aearo's common and preferred stock after the transaction was zero dollars. The Company accounts for its investment in Aearo using the equity method.

On December 18, 1997, the Company signed an agreement to acquire the remaining interest in its fumed silica joint venture in Rheinfelden, Germany. The purchase price is approximately $20 million, and the acquisition is effective October 1, 1997.

ENERGY

The Company sold TUCO for $85 million, including working capital adjustments. The Company recorded a gain related to the sale of $38.9 million. Cash proceeds from the sale were received October 4, 1996.

NOTE C INVENTORIES

Inventories were as follows:


SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

Raw materials                                   $ 81,142              $ 71,061
Work in process                                   59,747                72,914
Finished goods                                    64,114                72,163
Other                                             41,883                44,292
--------------------------------------------------------------------------------
  Total                                         $246,886              $260,430
================================================================================

     Inventories valued under the LIFO method comprised approximately 35% and 33% of 1997 and 1996 total inventory, respectively. At September 30, 1997 and 1996, the estimated current cost of these inventories exceeded their stated valuation determined on the LIFO basis by approximately $32 million and $30 million, respectively.

NOTE D INVESTMENTS

At September 30, 1997 and 1996, investments in net assets of affiliated companies accounted for under the equity method amounted to $86.1 million and $79.4 million, respectively.

     The combined results of operations and financial position of the Company's equity-basis affiliates are summarized below:


SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

CONDENSED INCOME STATEMENT INFORMATION
Net sales                                       $632,061              $586,951
Gross margin                                     234,717               221,060
Net income                                        35,144                39,685

CONDENSED BALANCE SHEET INFORMATION
Current assets                                  $296,610              $282,945
Non-current assets                               419,468               432,738
Current liabilities                              260,051               255,344
Non-current liabilities                          307,814               315,564
Net worth                                        148,213               144,775
================================================================================


     On July 31, 1996, the Company sold 1.85 million shares of its investment in K N Energy, Inc. The Company received cash proceeds of $57.6 million and recorded a gain of $28.3 million related to the sale.

     Equity securities classified as available-for-sale have been reflected on the balance sheet at their fair values. During 1997, the Comp any exercised its rights to purchase 642,232 shares of common stock of K N Energy, Inc. for a total cost of $11.3 million. At September 30, 1997 and 1996, unrealized gains of $53.9 million and $29.9 million, which are net of deferred tax liabilities of $33.4 million and $19.1 million, respectively, have been reflected as a separate component of stockholders' equity (Note I).

NOTE E PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment is summarized as follows:


SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

Land and improvements                         $   50,246            $  52,442
Buildings                                        294,201              267,579
Machinery and equipment                        1,218,006            1,105,326
Other                                             55,207               47,089
Construction in progress                         142,175              239,609
--------------------------------------------------------------------------------
Total property, plant and
  equipment                                   $1,759,835            $1,712,045
Less: accumulated depreciation                   837,526               809,053
--------------------------------------------------------------------------------
Net property, plant and equipment             $  922,309            $  902,992
================================================================================


NOTE F ACCOUNTS PAYABLE & ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:

SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

Accounts payable                                $116,620              $121,274
Accrued employee compensation                     21,168                23,263
Other accrued liabilities                         86,166               106,212
--------------------------------------------------------------------------------
  Total                                         $223,954              $250,749
================================================================================

NOTE G DEBT

Long-term debt consisted of the following:


SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

Notes due 1997, 10.25%                          $100,000              $100,000
Notes due 2002-2022, 8.07%                       105,000               105,000
Notes due 2004-2011, 7.17%                        90,000                    --
Guarantee of ESOP notes, due 2013, 8.29%          62,520                64,283
Term loan, due 2000, 8.7%                         10,101                13,127
Term loan, due 2001, 8.4%                             --                12,540
Foreign term loan, due 2001, 5.4%                 10,785                15,768
Overseas Private Investment Corporation
  term loan, due 2002, floating rate 7.5%
  and 7.5% at September 30, 1997
  and 1996, respectively                           9,400                11,200
Industrial Revenue Bonds due
  1997-2014, 7.75%-14%                             1,000                 4,000
Other, including foreign term loans               11,716                11,754
--------------------------------------------------------------------------------
                                                $400,522              $337,672
--------------------------------------------------------------------------------
Less: current portion of long-term debt         (114,978)              (16,175)
--------------------------------------------------------------------------------
      Total                                     $285,544              $321,497
================================================================================

     In June 1992, the Company filed a $300 million shelf registration statement with the Securities and Exchange Commission. Subsequently, $105 million of notes payable were refinanced with notes of a weighted average maturity of 19 years and a weighted average interest rate of 8.07%. The notes were issued at par and provide for principal to be repaid at maturity.

     In February 1997, the Company issued $90 million of medium term notes. The notes have a weighted average maturity of 11 years and a weighted average interest rate of 7.17%.

     During fiscal 1989, the Company's Employee Stock Ownership Plan (ESOP) borrowed $75 million from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.29% per annum, and is to be repaid in equal quarterly installments through December 31, 2013. The Company, as guarantor, has reflected the outstanding balance of $62.5 million as a liability on the Company's consolidated balance sheet at September 30, 1997. An equal amount, representing deferred employee benefits, has been recorded as a reduction of stockholders' equity (Note I).

     During 1997, the Company replaced its revolving credit and term loan facility. Under the new credit agreement, the Company may borrow up to $300 million at floating rates. The agreement contains provisions regarding certain indebtedness limitations that would limit the amount available for future borrowings. Commitment fees are paid based on the used and unused portions of the facility. The facility is available through January 3, 2002. No amounts were outstanding under this credit agreement at September 30, 1997.

     The aggregate principal amounts of long-term debt due in each of the five fiscal years 1998 through 2002 are $115 million, $13.4 million, $11.9 million, $7.6 million and $27.9 million, respectively.

     Based primarily on dealer quotes at September 30, 1997 and 1996, the fair value of long-term borrowings was approximately $428 million and $355 million, respectively.

     The weighted average interest rate on short-term borrowing was approximately 7% and 8% as of September 30, 1997 and 1996, respectively.

     Cash paid for interest during 1997, 1996 and 1995 totaled $38.8 million, $39.1 million and $38 million, respectively.

     On October 20, 1997, the Company issued $50 million of long-term notes. The notes have a weighted average maturity of 30 years and a weighted average interest rate of 7.1%.


NOTE H PENSION PLANS & POSTRETIREMENT BENEFITS

PENSION PLANS

Net periodic pension cost was comprised of the following elements:


YEARS ENDED SEPTEMBER 30                           1997      1996       1995
================================================================================
DOLLARS IN THOUSANDS

Current year service cost                        $ 7,683   $ 7,841     $ 7,629
Interest accrued on pension
  obligations                                     13,986    13,431      12,493
Actual return on plan assets                     (28,256)  (18,821)    (25,320)
Net amortization                                  10,299     2,903      10,606
--------------------------------------------------------------------------------
  Net periodic pension cost                      $ 3,712   $ 5,354     $ 5,408
================================================================================


The following table sets forth the funded status of pension plans:


SEPTEMBER 30                                      1997                  1996
================================================================================
DOLLARS IN THOUSANDS

Actuarial present value of projected
  benefit obligations                           $195,031              $188,092
Plan assets at fair value (primarily
  fixed-income and equity securities)            222,381               202,526
--------------------------------------------------------------------------------
Excess of plan assets over projected
  benefit obligations                             27,350                14,434
Unrecognized net gain                            (48,851)              (33,207)
Unrecognized prior service cost                    6,053                 7,656
Unrecognized net asset being amortized
  over 16 years                                   (4,896)               (5,612)
--------------------------------------------------------------------------------
  Net deferred pension credit (included
     in other liabilities)                      $(20,344)             $(16,729)
================================================================================


     The Company has trusteed, non-contributory pension plans covering most employees in the United States and certain non-U.S. subsidiaries. Benefits provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. The Company's funding policy is to contribute annually amounts based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations.

     Pension benefits accrue under several benefit plans, including the following two plans: the Cash Balance Plan (CBP), a defined benefit pension plan, and the Employee Stock Ownership Plan (ESOP). In November 1988, the ESOP was funded with the Company's newly issued Series B ESOP Convertible Preferred Stock, which was acquired with $75 million borrowed by the ESOP (Notes G and I).

     At September 30, 1997 and 1996, the projected benefit obligations included accumulated benefit obligations of $175.6 million and $164.1 million, respectively, of which $167.7 million and $154.6 million were vested in 1997 and 1996, respectively.

     The following weighted average rates were used in the calculations:


YEARS ENDED SEPTEMBER 30                                1997               1996
================================================================================

Discount rate                                            7.4%              7.4%
Expected rate of return on plan assets                   8.9%              8.9%
Assumed rate of increase in compensation                 5.0%              5.0%
================================================================================

POSTRETIREMENT BENEFITS

The Company has defined benefit postretirement plans that provide certain health care and life insurance benefits for retired employees. Substantially all U.S. employees become eligible for these benefits if the y have met certain age and service requirements at retirement. The Company funds the plans as claims or insurance premiums are incurred.

     Net periodic postretirement benefit cost was comprised of the following elements:


YEARS ENDED SEPTEMBER 30                            1997       1996       1995
================================================================================
DOLLARS IN THOUSANDS

Current year service cost                           $  880    $  848     $  672
Interest accrued on postretirement
  benefit obligations                                5,584     5,261      5,301
Net amortization                                       221       185         --
Net periodic postretirement
  benefit cost                                      $6,685    $6,294     $5,973
================================================================================

The following table sets forth the funded status of the postretirement benefit plans:


YEARS ENDED SEPTEMBER 30                                      1997        1996
================================================================================
DOLLARS IN THOUSANDS

Accumulated postretirement benefit obligations:
  Retirees                                                 $ 61,861    $ 58,303
  Fully eligible active plan participants                     6,324       6,660
  Other active plan participants                             12,060      14,302
--------------------------------------------------------------------------------
                                                             80,245      79,265
Plan assets at fair value                                        --          --
Excess of accumulated postretirement
    benefit obligations over plan assets                    (80,245)    (79,265)
Unrecognized net loss (gain)                                 10,834      10,875
Unrecognized prior service cost                              (1,146)         82
--------------------------------------------------------------------------------
  Accrued postretirement benefit cost                      $(70,557)   $(68,308)
================================================================================


     Health care cost trend rate assumptions have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1997 and 1996 by approximately $8.4 million and $6.9 million, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by approximately $775 thousand and $700 thousand, respectively.

     The following rates were used in the calculations:


YEARS ENDED SEPTEMBER 30                                         1997      1996
================================================================================

Discount rate                                                     7.3%      7.3%
Assumed rate of increase in compensation                          5.3%      5.3%
Assumed annual rate of increase in health
  care benefits                                                   5.5%      9.5%
Annual decrease in assumed rate of increase
  in health care benefits                                          --       1.0%
Assumed ultimate trend rate                                       5.5%      5.3%
Assumed ultimate trend rate to be
  reached in year                                                1997      2001
================================================================================

NOTE I STOCKHOLDERS' EQUITY

The following table summarizes the changes in stockholders' equity for each of the three years in the period.


YEARS ENDED SEPTEMBER 30                                                1997             1996             1995
=================================================================================================================
DOLLARS IN THOUSANDS (except per share amounts)

PREFERRED STOCK
   Beginning of year                                                 $   75,336       $   75,336       $   75,336
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $   75,336       $   75,336       $   75,336
=================================================================================================================

PREFERRED TREASURY STOCK
   Beginning of year                                                 $   (6,565)      $   (4,836)      $   (4,003)
   Purchase of treasury stock                                            (2,823)          (1,729)            (833)
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $   (9,388)      $   (6,565)      $   (4,836)
=================================================================================================================

COMMON STOCK
   Beginning of year                                                 $  135,550       $   67,775       $   67,775
   Two-for-one stock split                                                 --             67,775             --
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $  135,550       $  135,550       $   67,775
=================================================================================================================

ADDITIONAL PAID-IN CAPITAL
   Beginning of year                                                 $   23,618       $   17,799       $    3,783
   Sale of treasury stock to the Company's savings plans                  2,161            2,456            3,576
   Issuance of treasury stock under employee compensation
     plans, including tax benefits of $3,616 and $9,416 in
     1997 and 1996, respectively                                         13,480           21,795           10,440
   Two-for-one stock split                                                 --            (18,432)            --
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $   39,259       $   23,618       $   17,799
=================================================================================================================

RETAINED EARNINGS
   Beginning of year                                                 $1,176,708       $1,062,482       $  916,942
   Net income                                                            92,745          194,057          171,932
   Common dividends paid ($0.40, $0.36, $0.30 per share),
     net of tax benefits of $213 and $549 in 1997 and 1996              (27,993)         (25,347)         (22,841)
   Preferred dividends paid to ESOP, net of tax benefits                 (3,258)          (3,301)          (3,551)
   Redemption of preferred stock purchase rights                           --             (1,840)            --
   Two-for-one stock split                                                 --            (49,343)            --
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $1,238,202       $1,176,708       $1,062,482
=================================================================================================================

COMMON TREASURY STOCK
   Beginning of year                                                 $ (634,370)      $ (528,751)      $ (467,171)
   Purchase of treasury stock                                           (84,704)        (122,390)         (75,857)
   Sale of treasury stock to the Company's savings plans                  1,490            1,372            4,348
   Issuance of treasury stock under employee compensation plans          12,173           15,399            9,929
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $ (705,411)      $ (634,370)      $ (528,751)
=================================================================================================================

UNEARNED COMPENSATION
   Beginning of year                                                 $  (16,611)      $  (10,834)      $   (7,884)
   Issuance of treasury stock under employee compensation plans         (10,973)         (11,857)          (8,196)
   Amortization                                                           9,238            6,080            5,246
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $  (18,346)      $  (16,611)      $  (10,834)
=================================================================================================================

DEFERRED EMPLOYEE BENEFITS
   Beginning of year                                                 $  (64,283)      $  (65,907)      $  (67,403)
   Principal payment by ESOP under guaranteed loan                        1,763            1,624            1,496
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $  (62,520)      $  (64,283)      $  (65,907)
=================================================================================================================

UNREALIZED GAIN ON MARKETABLE SECURITIES (NOTE D)
   Beginning of year                                                 $   29,874       $   32,023       $   28,787
   Net change in unrealized gain                                         24,062           (2,149)           3,236
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $   53,936       $   29,874       $   32,023
=================================================================================================================

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS
   Beginning of year                                                 $   25,674       $   39,913       $   16,327
   Foreign currency translation adjustments, including tax
     charge of $123 in 1997 and a tax benefit of $4,325 in 1996         (44,499)         (14,239)          23,586
-----------------------------------------------------------------------------------------------------------------
     End of year                                                     $  (18,825)      $   25,674       $   39,913
-----------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY, END OF YEAR                              $  727,793       $  744,931       $  685,000
=================================================================================================================

SHARES OF STOCK


SEPTEMBER 30                                      1997        1996        1995
================================================================================
DOLLARS IN THOUSANDS

PREFERRED STOCK
Beginning of year                                75,336      75,336      75,336
--------------------------------------------------------------------------------
  End of year                                    75,336      75,336      75,336
================================================================================

PREFERRED TREASURY STOCK
Beginning of year                                 5,744       5,036       4,504
Purchased                                         1,212         708         532
--------------------------------------------------------------------------------
  End of year                                     6,956       5,744       5,036
================================================================================

COMMON STOCK
Beginning of year                               135,550      67,775      67,775
Two-for-one stock split                              --      67,775          --
--------------------------------------------------------------------------------
  End of year                                   135,550     135,550      67,775
================================================================================

COMMON TREASURY STOCK
Beginning of year                                63,961      30,393      29,784
Purchased                                         3,506       2,998       1,549
Issued                                           (1,399)     (1,489)       (940)
Two-for-one stock split                              --      32,059          --
--------------------------------------------------------------------------------
  End of year                                    66,068      63,961      30,393
================================================================================

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

     During fiscal 1989, the Company placed 75,336 shares of its Seri es B ESOP Convertible Preferred Stock with the Company's Employee Stock Ownership Plan
(ESOP) for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock is convertible into 87.5 shares of the Company's common stock subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The trustee for the ESOP has the right to cause the Company to redeem shares sufficient to provide for periodic distributions to plan participants. Such shares shall be redeemed at their fair market value, and may be redeemed by the Company for cash, shares of the Company' s common stock, or a combination thereof at the Company's option. Each share is redeemable at the option of the Company at a price of $1,016. The redemption price declines annually until it becomes $1,000 per share on and after November 19, 1998, plus accrued but unpaid dividends to the redemption date.

     The issued shares of Series B ESOP Convertible Preferred Stock are entitled to receive preferential and cumulative quarterly dividends, and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock. At September 30, 1997, 5.98 million shares of the Company's common stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock.

     In May 1997, the Board of Directors authorized the Company to purchase up to 4 million shares of the Company's common stock, superseding the previous authorization issued in May 1996. As of September 30, 1997, the Company had purchased approximately 600,000 shares under the new authorization.

     On November 10, 1995, a two-for-one stock split in the form of a stock dividend was authorized, payable to stockholders of record on March 15, 1996. A total of 67.8 million shares were issued in connection with the split. Also, $18.4 million was reclassified from additional paid-in-capital and $49.3 million from retained earnings to common stock. All common share and per share amounts in these financial statements have been restated to reflect the split where appropriate.

NOTE J SAVINGS PLAN & INCENTIVE
       COMPENSATION PLANS

The Company sponsors a profit sharing and savings plan called the Cabo t Retirement Incentive Savings Plan (CRISP). Under the plan, the Company will make matching contributions of at least 75% of a participant's contribution of up to 7.5% of the participant's eligible compensation, subject to limitations required by governmental laws or regulations. Company contributions to the CRISP for 1997, 1996 and 1995 were $4.0 million, $3.5 million and $3.9 million, respectively.

     The Company has an Equity Incentive Plan for key employees. Under the plan adopted in 1988, participants may be granted various types of stock and stock-based awards. During 1988 through 1991, the awards granted consisted of stock options, performance appreciation rights (PARs) and tandem units that may be exercised as stock options or PARs. These awards were granted at fair market value of Cabot's stock at date of grant, vested ratably on each of the next four anniversaries of the award and generally expire ten years from the date of grant. In 1992 through 1995, awards consisted of common stock of the Company, which employees could elect to receive in the form of restricted stock purchased at a price equal to 50% of the fair market value on the date of the award, nonqualified stock options at fair market value of Cabot's stock on the date of the award, or a combination of one-half of each.

     In December 1995, the Board of Directors adopted the 1996 Equity Incentive Plan. The 1996 plan was approved by the stockholders of the Company in March 1996. No new awards will be made under the plan adopted in 1988. Awards under the 1996 plan consist of Restricted Stock, which could be purchased at a price equal to 40% of the fair market value on the date of the award or nonqualified stock options at fair market value of Cabot's stock on the date of the award. Variations of these awards were made to international employees in order to try to provide results comparable to U.S. employees. The awards generally vest on the third anniversary date of the award for employees then employed by the Company and the options expire five years from the date of grant.

     As of September 30, 1997, the Company has reserved 2.8 million shares of common stock for issuance under the 1996 plan. There were approximately 1.1 million shares available for future grants at September 30, 1997. Compensation expense recognized during 1997, 1996 and 1995 for restricted stock grants was $9.2 million, $6.1 million and $5.2 million, respectively.

     The following table summarizes the plan's restricted stock activity for the last three fiscal years:

                                                                       Weighted
                                                                        Average
                                                            Restricted Exercise
                                                            Stock       Price
================================================================================

Outstanding at September 30, 1994                          2,337,708     $11.70
  Granted                                                    854,100      10.00
  Vested                                                    (623,212)     11.10
  Canceled                                                  (490,792)     11.80

Outstanding at September 30, 1995                          2,077,804      11.15
  Granted                                                    829,450      10.68
  Vested                                                    (571,204)     11.39
  Canceled                                                   (49,033)     10.92

Outstanding at September 30, 1996                          2,287,017      10.93
  Granted                                                    864,879      14.33
  Vested                                                    (695,862)     10.84
  Canceled                                                  (203,034)     10.57

Outstanding at September 30, 1997                          2,253,000     $11.87
================================================================================

STOCK-BASED COMPENSATION

During fiscal 1997, the Company was required to adopt SFAS 123 "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123 allows companies to measure compensation cost in connection with stock option plans using a fair value-based method, or to continue to use an intrinsic value-based method, which generally does not result in a compensation cost. The Company has decided to continue to use the intrinsic value-based method and accordingly no compensation cost has been recorded for options granted to employees. Had the fair value-based method been adopted consistent with the provisions of SFAS 123, the Company's pro forma net income and pro forma net income per share for the years ended September 30, 1997 and 1996 would not have been materially different.

     The following table summarizes the plans' stock option activity from September 30, 1994 through September 30, 1997:

                                                                       Weighted
                                                                        Average
                                                               Stock   Exercise
                                                             Options      Price
================================================================================

Outstanding at September 30, 1994                          2,651,766     $ 8.69
  Granted                                                     90,300      10.00
  Exercised                                                 (355,148)      8.95
  Canceled                                                   (37,166)      8.69

Outstanding at September 30, 1995                          2,349,752       9.12
  Granted                                                     59,700      26.70
  Exercised                                                 (680,462)      8.78
  Canceled                                                   (28,896)     10.53

Outstanding at September 30, 1996                          1,700,094       9.77
  Granted                                                     90,600      23.88
  Exercised                                                 (299,848)      8.99
  Canceled                                                   (33,992)     15.79

Outstanding at September 30, 1997                          1,456,854     $10.67
================================================================================

     Of the 1,456,854 stock options outstanding as of September 30, 1997, 1,232,337 were exercisable at a weighted average exercise price of $8.39.

================================================================================
Options Outstanding at September 30, 1997

                                                       Weighted Average
                                                                     Remaining
Range of                         Number        Exercise            Contractual
Exercise Price              Outstanding           Price             Life Years
================================================================================

$7.59-$7.94                     828,195          $ 7.77                   3.67
$8.00-$9.97                     224,356          $ 8.73                   1.27
$10.47-$12.28                   179,823          $10.85                   3.22
$20.00-$26.70                   224,480          $23.15                   4.04
================================================================================

     The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to 1995 and additional awards in the future are anticipated.

NOTE K INCOME TAXES

Income before income taxes was as follows:


YEARS ENDED SEPTEMBER 30                   1997           1996            1995
================================================================================
DOLLARS IN THOUSANDS

Domestic                               $ 30,192       $134,289        $102,980
Foreign                                  86,839        145,545         153,049
--------------------------------------------------------------------------------
  Total                                $117,031       $279,834        $256,029
================================================================================

     A summary of taxes on income is as follows:


YEARS ENDED SEPTEMBER 30                 1997           1996            1995
================================================================================
DOLLARS IN THOUSANDS

U.S. federal and state:
Current                                 $ 8,610        $33,247        $ 64,204
Deferred                                 (9,379)         1,031         (25,794)
--------------------------------------------------------------------------------
  Total                                 $  (769)       $34,278        $ 38,410
================================================================================

Foreign:
Current                                 $46,723        $61,184        $ 61,039
Deferred                                 (3,823)         2,754           1,631
--------------------------------------------------------------------------------
  Total                                 $42,900        $63,938        $ 62,670
================================================================================
  Total U.S. and Foreign                $42,131        $98,216        $101,080
================================================================================

     The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:


YEARS ENDED SEPTEMBER 30                 1997           1996            1995
================================================================================
DOLLARS IN THOUSANDS

Computed tax expense at the
  expected statutory rate               $40,961        $97,942        $ 89,720
Foreign income:
  Impact of taxation at different
     rates, repatriation and other          967          5,817           5,407
  Impact of foreign losses for
     which a current tax benefit
     is not available                     4,196          2,432             529
State taxes, net of federal effect          991          2,718           5,560
Foreign sales corporation                (1,211)        (2,968)         (1,500)
U.S. and State benefits from
  research and experimentation
  activities                             (1,290)        (5,981)           (350)
Other, net                               (2,483)        (1,744)          1,714
--------------------------------------------------------------------------------
  Provision for income taxes            $42,131        $98,216        $101,080
================================================================================

     Significant components of deferred income taxes were as follows:


YEARS ENDED SEPTEMBER 30                                  1997            1996
================================================================================
DOLLARS IN THOUSANDS

Deferred tax assets:
Depreciation and amortization                         $ 26,015        $ 24,929
Pension and other benefits                              54,057          48,945
Environmental matters                                   12,604          14,928
Restructuring charges                                    7,061           4,396
Investments                                             10,850          10,850
State and local taxes                                    4,672           5,620
Net operating loss and other tax carryforwards          17,309          13,512
Other                                                   26,425          26,573
--------------------------------------------------------------------------------
  Subtotal                                             158,993         149,753
--------------------------------------------------------------------------------
Valuation allowances                                   (16,128)        (15,724)
--------------------------------------------------------------------------------
     Total deferred tax assets                        $142,865        $134,029
================================================================================

Deferred tax liabilities:
Depreciation and amortization                         $ 65,746        $ 64,272
Pension and other benefits                              12,977          10,888
Investments                                             42,776          28,208
Other                                                  102,089         107,463
--------------------------------------------------------------------------------
  Total deferred tax liabilities                      $223,588        $210,831
================================================================================

     The Company increased the valuation allowance in 1997 by $404,000 with respect to certain foreign future tax benefits and net operating losses reflected as deferred tax assets due to the uncertainty of their ultimate realization.

     Approximately $56.3 million of net operating losses and other tax carryforwards remain at September 30, 1997, $42.7 million of which expire in the years 1998 through 2004, and $13.6 million of which can be carried forward indefinitely. The benefits of these carryforwards are dependent on taxable income during the carryforward period in those foreign jurisdictions wherein they arose, and, accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.

     United States income tax returns for fiscal years 1992 and 1993 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

     Provision has not been made for U.S. income taxes or foreign withholding taxes on approximately $130 million of undistributed earnings of foreign subsidiaries as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the Company or a U.S. subsidiary, or if the Company should sell its stock in the subsidiaries. However, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. income tax and offset any foreign withholding tax that might otherwise be due.

     Cash paid for income taxes during 1997, 1996 and 1995 totaled $65.5 million, $109.1 million and $60.3 million, respectively.

NOTE L COMMITMENTS & CONTINGENCIES

LEASE COMMITMENTS

The Company leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements for 1997, 1996 and 1995, totaled $14.8 million, $14.5 million and $16.5 million, respectively. Future minimum rental commitments under non-cancelable leases are as follows:


DOLLARS IN THOUSANDS
================================================================================

1998                                                                    $12,012
1999                                                                     11,633
2000                                                                     10,238
2001                                                                      9,296
2002                                                                      5,722
2003 and thereafter                                                      17,550
--------------------------------------------------------------------------------
                                                                        $66,451
================================================================================

OTHER LONG-TERM COMMITMENTS

During 1997, the Company entered into a contractual arrangement in an effort to recover valuable tantalum ore. The Company is committed to pay approximately $20 million with respect to this project, and expects to pay the majority of this in the first half of 1998.

     During 1995, the Company entered into long-term supply agreements of more than six years with certain North American tire customers. The contracts are designed to provide such customers with agreed-upon amounts of carbon black at prices based on an agreed-upon formula.

     Also during 1995, the Company agreed to participate as a 10% owner in a proposed liquefaction plant in Trinidad, and to purchase approximately 60 percent of the natural gas produced by the plant. Once the plant is operational, it is estimated that it will produce 3.3 trillion cubic feet of natural gas over a period of 20 years. At September 30, 1997, the Company's investment in this project was approximately $7.8 million and is included in other investments on the balance sheet. Natural gas from the project is not expected to be available until fiscal year 1999.

CONTINGENCIES

The Company is a defendant or potentially responsible party in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

     As of September 30, 1997, approximately $39.7 million was accrued for environmental matters, primarily related to divested businesses. The amount represents the Company's current best estimate of its share of costs likely to be incurred based on its analysis of the extent of cleanup required, alternative cleanup methods available, abilities of other responsible parties to contribute and its interpretation of applicable laws and regulations applicable to each site. The Company reviews the adequacy of this reserve as circumstances change at individual sites. Included in other charges for 1996 and 1995 are environmental expenses of $3 million and $17 million, respectively. There were no charges for 1997.

     In the opinion of the Company, although final settlement of these suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position.

NOTE M FINANCIAL INSTRUMENTS & CONCENTRATIONS OF CREDIT RISK

FINANCIAL INSTRUMENTS

The Company uses financial instruments, primarily forward contracts, options and swaps in its management of foreign currency and interest rate exposures. These financial instruments hedge transactions and balances consistent with the Company's currency and interest rate exposures. The Company does not purchase or issue financial instruments for trading purposes.

FOREIGN EXCHANGE

The Company's foreign exchange forward contracts and options do not subject the Company to risk due to exchange rate movements because gains and losses on these contracts offset losses and gains on the assets, liabilities, transactions and cash flows being hedged. The Company had $63.4 million of foreign exchange forward contracts outstanding at September 30, 1997. The fair value of such contracts, which was the replacement value, represented a net unrealized loss of approximately $0.9 million as of September 30, 1997. Forward exchange and option contracts generally have maturities that do not exceed twelve months. See Note A for information on the Company's policy on forward exchange contract and currency option gains and losses.

INTEREST RATE

During 1997, the Company entered into an interest rate swap agreement. Pursuant to the agreement, beginning on August 29, 1997, the Company will pay a floating rate based on a basket of London Interbank Offered Rates ("LIBOR") of various countries on a notional $50 million and receive a floating rate based on the U.S. LIBOR rate as determined at three month intervals through August 29, 2004.

     During 1995, the Company entered into an interest rate swap agreement to fix the interest rate on certain borrowings expected to be refinanced in 1997. Pursuant to the agreement, beginning on June 17, 1997, the Company will pay a fixed rate of 7.4% on a notional $100 million and receive a floating rate based on London Interbank Offered Rates ("LIBOR") as determined at six month intervals through December 17, 2007.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the Company to concentrations of credit risk consist principally of trade receivables. International tire manufacturers comprise a significant portion of the Company's carbon black customer base. At September 30, 1997 and 1996, the Company had trade receivables of approximately $62.6 million and $66.2 million, respectively, from international tire manufacturers. Although the Company's exposure to credit risk associated with nonpayment by tire manufacturers is affected by conditions or occurrences within the tire industry, trade receivables from the international tire manufacturers were current at September 30, 1997, and no manufacturer exceeded 5% of the Company's receivables at that date.

NOTE N FINANCIAL INFORMATION BY INDUSTRY SEGMENT & GEOGRAPHIC AREA

Financial information by industry segment for 1993 through 1997, as set forth on page 23, is an integral part of these financial statements. Energy segment sales for 1996 and 1995 include sales to a major customer in the amount of $278 million and $250 million, respectively. Transfers between geographic areas are recorded at cost plus mark-up or at market.

     Financial information by geographic area is as follows:


YEARS ENDED SEPTEMBER 30                        1997         1996         1995
================================================================================
DOLLARS IN MILLIONS

SALES
United States:
  Sales, excluding export sales
     Specialty Chemicals and
        Materials                           $  566.9     $  526.6     $  605.7
     Energy                                    199.7        422.0        342.6
  Export sales                                  93.9        109.7         93.7
--------------------------------------------------------------------------------
        Total                                  860.5      1,058.3      1,042.0
Europe                                         603.8        638.6        642.9
Other areas                                    302.1        281.5        249.5
--------------------------------------------------------------------------------
        Total                                1,766.4      1,978.4      1,934.4
Less: Eliminations                             136.4        122.1        104.0
--------------------------------------------------------------------------------
        Net sales                           $1,630.0     $1,856.3     $1,830.4
================================================================================

OPERATING PROFIT
United States:
     Specialty Chemicals and
        Materials                           $  107.3     $  142.3     $  155.9
     Energy                                      6.6         23.0         12.7
Europe                                          67.0         99.2        103.0
Other areas                                      6.0         19.0         27.9
--------------------------------------------------------------------------------
        Total operating profit                 186.9        283.5        299.5
Interest expense                                43.2         41.7         35.6
Unallocated corporate expenses, net(a)          26.6         29.2         28.0
Gains on sales of businesses                      --        (38.9)       (32.6)
Gain on sale of equity securities                 --        (28.3)          --
Adjustment of reserves related to
  divested businesses                             --           --         12.5
--------------------------------------------------------------------------------
        Income before income taxes          $  117.1     $  279.8     $  256.0
================================================================================

IDENTIFIABLE ASSETS
United States:
     Specialty Chemicals and
        Materials                           $  602.6     $  529.2     $  426.9
     Energy                                     88.4         79.7        133.8
Europe                                         434.1        494.8        465.3
Other areas                                    405.6        403.7        275.7
General corporate(b)                           206.8        270.8        253.7
Equity in affiliates--Europe                     6.8          9.3         26.9
Equity in affiliates--Other areas               79.3         70.1         72.0
--------------------------------------------------------------------------------
        Total                               $1,823.6     $1,857.6     $1,654.3
================================================================================

(a) Unallocated corporate expenses, net, include corporate management costs reduced by investment income.

(b) General corporate assets include cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

NOTE O UNAUDITED QUARTERLY FINANCIAL INFORMATION

Unaudited financial results by quarter for the fiscal years ended September 30, 1997 and 1996 are summarized below and should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition.


DOLLARS IN MILLIONS,
EXCEPT PER
SHARE AMOUNTS                DEC     MARCH      JUNE      SEPT           YEAR
================================================================================

FISCAL 1997
Net sales                 $398.8    $432.0    $398.6    $400.6       $1,630.0
Cost of sales             $279.7    $305.6    $274.2    $284.9       $1,144.4
Net income                $ 25.1    $ 29.4    $ 28.7    $  9.5(a)    $   92.7
Income applicable to
  common shares           $ 24.3    $ 28.6    $ 27.9    $  8.7       $   89.5
--------------------------------------------------------------------------------
Income per common
  share (primary)(c)      $ 0.34    $ 0.40    $ 0.40    $ 0.12       $   1.27
================================================================================

FISCAL 1996
Net sales                 $443.0    $491.3    $457.3    $464.6       $1,856.3
Cost of sales             $305.1    $345.3    $318.5    $341.0       $1,310.0
Net income                $ 43.4    $ 42.9    $ 35.7    $ 72.0(b)    $  194.1
Income applicable to
  common shares           $ 42.5    $ 42.0    $ 35.0    $ 71.2       $  190.8
--------------------------------------------------------------------------------
Income per common
  share (primary)(c)      $ 0.57    $ 0.58    $ 0.48    $ 0.98       $   2.60
================================================================================

(a)  Includes asset impairments and severance charges of $18.2 million.

(b) Includes a $38.9 million gain on the sale of coal transportation business, TUCO, and a $28.3 million gain on the sale of equity securities of K N Energy, Inc.

(c) The November 10, 1995 two-for-one stock split has been reflected in all per share amounts.

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


/s/ Samuel W. Bodman
-----------------------------------
Samuel W. Bodman
Chief Executive Officer


/s/ Robert L. Culver
-----------------------------------
Robert L. Culver
Chief Financial Officer


/s/ William T. Anderson
-----------------------------------
William T. Anderson
Chief Accounting Officer



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND STOCKHOLDERS OF CABOT CORPORATION

We have audited the accompanying consolidated balance sheets of Cabot Corporation as of September 30, 1997 and 1996 and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cabot Corporation as of September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
------------------------------------
Coopers & Lybrand L.L.P.
Boston, Massachusetts
October 23, 1997, except for
the information in Note B,
for which the date is
December 18, 1997.




44