Form 10-K, Exhibit 13
period 1998-09-30
CABOT CORP
filed 1998-12-23
CIK 16040

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations
--------------------------------------------------------------------------------


Cabot Corporation is comprised of a Specialty Chemicals and Materials Group and an Energy Group. The Specialty Chemicals and Materials Group consists of the following businesses: carbon black, fumed silica, plastics, performance materials, microelectronics materials, inkjet colorants, and specialty fluids. The Energy Group consists of Cabot LNG Corporation, a wholly owned subsidiary, and its subsidiaries.

     The following analysis of financial condition and operating results should be read in conjunction with the Company's Consolidated Financial Statements and accompanying Notes. Unless a calendar year is specified, all references in this discussion to years are to the Company's fiscal year ended September 30.

     Operating profit for 1998, 1997 and 1996 was $156 million, $187 million and $284 million, respectively. Operating profit for each of the three years included special items. Special items in 1998 included charges of $60 million for an asset impairment related to an Indonesian carbon black plant and $25 million related to a tantalum ore recovery project. Special items for 1997 included $18 million of charges related to asset impairment and severance costs in the Company's Specialty Chemicals and Materials Group. Special items for 1996 included $6 million of gains related to the Company's LNG business. Operating profit before special items for 1998, 1997 and 1996 was $241 million, $205 million and $278 million, respectively. Operating margins as a percentage of sales, before special items, during 1998, 1997 and 1996 were 15%, 13% and 15%, respectively. Unless indicated otherwise, the following discussion excludes the special items noted above to form a comparative basis.

Overview

The Company reported increased operating profit for the year, despite the negative effects of weakened Asian economies and a strengthened U.S. dollar. Certain key fundamentals in the Company's operating environment, which had negatively impacted the financial results of the Company in 1997, gradually improved during 1998. For example, the Company's carbon black business experienced higher feedstock costs throughout 1997. During 1998, carbon black feedstock costs retreated. Lower carbon black feedstock costs and higher volumes offset the negative effects of lower selling prices and weak Asian market conditions, sustaining carbon black's operating profit for 1998. Also, the recovery of the U.S. electronics industry contributed to improved operating results in the Company's performance materials business, compared with 1997. The Company's fastest growing business, Microelectronics Materials Division ("MMD"), reported a significant increase in operating profit for the year. MMD is expected to continue to experience significant growth in 1999* (see page 29). The fumed silica business reported improved results year over year. Finally, the Company's liquefied natural gas ("LNG") business more than doubled its operating profit in 1998, primarily due to greater firm sales commitments of LNG.

Outlook

Looking forward, however, the LNG business is expected to have a negative operating comparison in 1999 due to lower year-to-year gas selling prices. Earnings in the Company's carbon black business are expected to improve very modestly. Given positive volume trends in the performance materials, microelectronics materials and fumed silica businesses, the Company expects some earnings growth in 1999* (see page 29).

Financial Information By Industry Segment

                                    --------------------------------------------
    Years ended September 30                 1998         1997         1996
================================================================================
    Dollars in millions

    Net Sales and Other
    Operating Revenues
    Specialty Chemicals and Materials      $1,437       $1,430       $1,434
    Energy                                    211          200          422
--------------------------------------------------------------------------------
      TOTAL NET SALES AND OTHER
      OPERATING REVENUES                   $1,648       $1,630       $1,856
--------------------------------------------------------------------------------
    Operating Profit--Before
    Special Items
    Specialty Chemicals and Materials      $  226       $  199       $  261
    Energy                                     15            6           17
--------------------------------------------------------------------------------
      TOTAL OPERATING PROFIT--
      BEFORE SPECIAL ITEMS                    241          205          278

    Special Items                             (85)         (18)           6
--------------------------------------------------------------------------------
      TOTAL OPERATING PROFIT               $  156       $  187       $  284

    Interest Expense                       $  (42)      $  (43)      $  (42)
    General Corporate/
      Other Expenses                          (31)         (27)         (29)
    Costs Related to Divested
      Business                                 (5)          --           --
    Gains on Sales of Equity Securities        90           --           28
    Gain on Sale of Business                   --           --           39

--------------------------------------------------------------------------------
    INCOME BEFORE
      INCOME TAXES                         $  168       $ 117        $  280
================================================================================

Net Sales and Other Operating Revenues

Net sales and other operating revenues for 1998, 1997 and 1996 were $1,648 million, $1,630 million and $1,856 million, respectively. Revenues increased $18 million in 1998 compared to 1997 due to a 6% increase in volume in the Specialty Chemicals and Materials Group, which more than offset the effects of lower carbon black selling prices, and as a result of greater firm sales commitments in the Company's LNG business.

     Net sales and other operating revenues for 1996 included $278 million from the operations of TUCO, the Company's

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

--------------------------------------------------------------------------------


former coal-handling subsidiary. Excluding TUCO results from 1996, the Company experienced an increase in revenue during 1997 of $52 million. The increase was attributable to greater revenues in the Company's LNG business. LNG reported an increase of $56 million, or 39%, in revenue due to 36% greater volumes and better pricing.

                               [GRAPHIC OMITTED]

     The Company's gross margin as a percentage of net sales for 1998, 1997 and 1996 was 32%, 30% and 29%, respectively. In 1998, profit improved in all of the Company's businesses. Profit improvement in the Specialty Chemicals and Materials Group was primarily the result of higher volumes and improved operating efficiencies in the Company's fumed silica, microelectronics and performance materials businesses. In the carbon black business, higher volumes and lower feedstock costs offset the effect of lower year-to-year carbon black selling prices. Higher gross margin in the Company's LNG business was primarily due to greater availability of liquefied natural gas entering into 1998, allowing the Company to take advantage of higher year-to-year gas prices and to increase firm sales commitments during the first half of the year.

     Gross margin for 1996 included the operating results of TUCO, which were 5% of TUCO's net sales. Exclusive of TUCO, the gross margin percentage for 1996 was 34%. The decrease in gross margin during 1997 was primarily the result of lower year-to-year selling prices, combined with the effect of higher feedstock costs in the Company's carbon black business. Overall, carbon black selling prices were down 3% during 1997. In addition, feedstock costs during 1997 were, on average, 4% higher than in 1996.

Expenses

The Company's selling, research, technical and administrative expenses for 1998, 1997 and 1996 were $313 million, $300 million and $286 million, respectively. In 1998, selling and administrative costs included $5 million of costs related to a divested business. Exclusive of these costs, the increase in administrative expenses in 1998 was due to increased selling expenses related to new product initiatives and higher corporate expenses, which primarily related to the reorganization of certain corporate functions.

     The increase in selling, research, technical and administrative expenses in 1997 was largely due to the Company's continued focus on developing new products. As part of its long-term strategy for earnings growth, the Company continues to invest in research and marketing for the development of high-value, differentiated new products and new businesses.

Asia

Weakened economies in parts of Asia have somewhat altered the risks and opportunities of the Company's activities in affected economies. The primary impact has been on the performance of the Company's Indonesian carbon black business. Weakened Asian conditions negatively impacted the operating results of the Company by approximately $17 million in 1998. Exposures continue to exist from, among other things, continued lower operating results due to decreases, or delays in, sales and orders and increased receivables delinquencies and potential bad debts in the region. While this situation continues to receive close monitoring and increased management attention, it is not expected to have a material adverse effect on the financial position, results of operations or liquidity of the Company in 1999* (see page 29).

Special Items

The financial and economic circumstances in Indonesia resulted in a significant decline in carbon black demand in the local market there. As a result, management decided to temporarily halt production at one of the Company's two Indonesian carbon black plants during 1998. The Company recognized an impairment loss of $60 million in 1998 for the difference between the carrying value of the plant's long-lived assets and the estimated fair value. The charge to the Specialty Chemicals and Materials Group consisted of $34 million for property, plant and equipment and other assets, and $26 million for goodwill and other intangible assets. The Company will continue to maintain the facility and assess the demand for carbon black in the region as a basis for future decisions to restart production.

     During 1997, the Company entered into an agreement to process tantalum ore residues accumulated from the Company's past production of tantalum. The Company expected that the process would produce economic recoveries of tantalum and capitalized prepaid expenses of approximately $25 million associated with the agreement. However, the tantalum recovery rate was

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

--------------------------------------------------------------------------------


substantially lower than expected. Therefore, management discontinued the project which resulted in a charge of $25 million to the operations of the Specialty Chemicals and Materials Group in 1998.

     The $18 million charge for special items in fiscal year 1997 related to the Specialty Chemicals and Materials Group. These special charges were various one-time charges of $10 million for asset impairment costs (primarily canceled capital projects and the write-off of unproductive assets) and $8 million of employee severance costs (primarily early retirement programs) mostly undertaken as part of a continuing effort to reduce costs. The Company substantially completed these initiatives during 1998. Given the effects of evolving to a market-focused structure, it is not possible to quantify the savings generated from these efforts.

     During 1996, the Company recognized a gain of $3 million related to the settlement of a contractual matter and a $3 million gain from a reduction in the Company's ownership position in the Trinidad natural gas liquefaction project.

                              [GRAPHIC OMITTED]

Other Expenses

Interest expense for 1998, 1997 and 1996 was $42 million, $43 million and $42 million, respectively. The decrease in interest expense in 1998 was largely due to lower interest rates. The increase in interest expense in 1997 was primarily due to higher levels of debt resulting from the Company's stock repurchase program and capital expenditures.

     General corporate/other expenses for 1998, 1997 and 1996 were $31 million, $27 million and $29 million, respectively. The increase in 1998 was primarily the result of changes in the Company's organizational structure (see page 20). During the year, the Company reorganized into 20 strategic business units. As a result, the Company's manufacturing, human resources, information services, safety, health and environment and finance functions are in the process of being coordinated more centrally to support the business units efficiently. The decrease in unallocated corporate expenses during 1997 was primarily due to lower environmental expenses.

Provision for Income Taxes

The effective tax rate on income from operations was 36% in 1998 and 1997, and 35% in 1996. The tax rate in 1996 reflected the impact of research and experimentation tax credits taken in 1996 relating to prior years. The effective tax rate in 1996 would have been 37% without the impact of those credits. A more detailed analysis of income taxes is presented in Note L to the Consolidated Financial Statements.

Net Income

Net income in 1998 was $122 million ($1.61 per diluted common share) compared with $93 million ($1.19 per diluted common share) in 1997 and $194 million ($2.42 per diluted common share) in 1996. Net income in 1998 included a $90 million ($0.77 per diluted common share) gain from the sale of 2.3 million shares of the Company's investment in K N Energy, Inc. common stock, a $60 million ($0.51 per diluted common share) asset impairment charge related to an Indonesian carbon black plant, and a $25 million ($0.21 per diluted common share) charge related to a tantalum ore recovery project. Net income in 1997 included special charges for asset impairments and severance costs totaling $18 million ($0.15 per diluted common share). Net income for 1996 included several special items. These items were $5 million ($0.06 per diluted common share) of tax benefits from research and experimentation tax credits, a $28 million ($0.22 per diluted common share) gain from the sale of 1.85 million shares of the Company's investment in K N Energy, Inc., a $39 million ($0.31 per diluted common share) gain from the sale of the Company's coal handling and distribution business, and other gains totaling $6 million ($0.05 per diluted common share) in the Company's LNG business. Excluding special items, net income would have been $118 million ($1.56 per diluted common share) in 1998, $104 million ($1.34 per diluted common share) in 1997, and $143 million ($1.78 per diluted common share) in 1996.

Specialty Chemicals and Materials

Specialty Chemicals and Materials Group sales increased to $1,437 million in 1998 from $1,430 million in 1997. The increase in sales reflects 6% greater chemical volumes, partially offset by lower year-to-year carbon black selling prices and the effects of a stronger U.S. dollar.

     In 1997, Specialty Chemicals and Materials Group sales were flat compared with 1996, despite significantly lower year-to-year carbon black selling prices. The effect of a 6% global increase in specialty chemicals volumes was more than offset by lower selling prices, primarily in the Company's European and Asia Pacific

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

--------------------------------------------------------------------------------


carbon black markets. Sales growth in the fumed silica and microelectronics materials businesses was partially offset by a decline in sales of plastics and tantalum capacitor materials.

     The Company has been developing and commercializing new high-value, differentiated products in its specialty chemicals businesses. Five-year new products (defined as products that were first sold in commercial quantities within the last five years) accounted for approximately 11% of specialty chemical revenues in 1998, compared with 9% in 1997, and 8% in 1996. The Company continues to vigorously pursue a number of new product and new business opportunities.

     Operating profit for the Specialty Chemicals and Materials Group totaled $226 million, $199 million and $261 million in 1998, 1997 and 1996, respectively. Operating profit, before special items, increased 14% in 1998 on 6% greater volumes. The Company's carbon black business reported a modest increase in operating profit as a result of increased volumes, primarily in North America and Europe. The effect of lower year-to-year carbon black selling prices more than offset the effect of lower feedstock costs. The Company's fumed silica, microelectronics materials, performance materials and plastics businesses all experienced improved operating results for the year.


                               [GRAPHIC OMITTED]


     In 1997, the Company's carbon black operations accounted for most of the year-to-year decline in operating profit. Lower European and Asia Pacific selling prices, higher raw material costs, increased plant start-up costs, and a stronger U.S. dollar more than offset the benefits of greater volumes.

     The CARBON BLACK business reported a modest increase in operating profit before special items in 1998 despite the negative effects of weak Asia Pacific demand and a strengthened U.S. dollar. Overall volumes increased 3% year over year, however, the carbon black business continued to experience lower year-to-year margins, as the effect of lower selling prices more than offset lower feedstock costs. Overall selling prices were down 4% during 1998. In addition, feedstock costs during 1998 were on average 9% lower.

     The carbon black business's operating profit decreased 23% in 1997 from 1996. Lower selling prices, coupled with higher raw material costs and increased plant start-up costs, more than offset volume gains and reductions in spending on research and development, and market development initiatives.

     The Company's FUMED SILICA business reported increased sales in 1998 and 1997 of 4% and 15%, respectively. The increases in 1998 and 1997 were primarily the result of higher volumes coupled with higher prices and increased sales of new products. Operating profit increased 20% and 8% in 1998 and 1997, respectively, due to higher gross margins, partially offset by increased spending to support a new market segmentation strategy. The Company's purchase of its former partner's 50% interest in the Rheinfelden, Germany, fumed silica plant contributed significantly to improved operating results in 1998.

     In the PLASTICS business, sales were flat and operating profit increased 20% in 1998. Improved product mix and cost reduction efforts contributed to the earnings improvement in this business in 1998. Sales and operating profit in 1997 were down 6% and 15%, respectively from 1996. Higher volumes in 1997 were more than offset by lower selling prices. Severe pricing pressure that began in 1996 continued throughout 1997.

     Sales and operating profit of the PERFORMANCE MATERIALS business, which primarily manufactures tantalum products for the electronic capacitors industry, increased 15% and 56%, respectively, in 1998. Volumes increased 19% during 1998, reflecting strengthened demand for capacitors from the U.S. electronics industry. The effects of increased volumes were partially offset by increased new product development spending.

     Sales increased 4% and operating profit decreased 23% in 1997. Lower volumes and higher material costs were partially offset by higher overall selling prices. During the second half of 1996 and the first half of 1997, volumes were weak due to a slowdown in the U.S. electronics market and inventory surpluses downstream in the tantalum supply chain.

     The Company's MICROELECTRONICS MATERIALS business reported a significant growth in sales and operating profit. In 1998, this business experienced a 61% increase in volumes. Operating profit improved significantly in 1998 due to increased volumes and improved plant utilization, offset somewhat by higher spending on research and development, and market development initiatives. Positive operating profit was reported for the first time in this business in 1996. The Company expects continued significant sales growth in this business during 1999* (see page 29).

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)

--------------------------------------------------------------------------------


     The Company's SPECIALTY FLUIDS business unit is developing cesium-based drilling and completion fluids, and markets those fluids to the oil well drilling and services industry. The Company's cesium processing plant located at a mine owned by a Cabot subsidiary in Manitoba, Canada, has been producing commercial quantities of brine fluids that are now available for tests expected to be conducted during the first quarter of calendar 1999. Commercial sales of the product are expected to begin in the latter part of 1999* (see page 29).

Energy

The LNG business conducts liquefied natural gas importing, storing, transporting and marketing operations. In prior years, the LNG business, together with the Company's TUCO coal services business, formed the Company's Energy Group. The Company sold TUCO, effective September 30, 1996. During 1996, TUCO earned $14 million of operating profit.

     The LNG business reported sales and operating profit of $211 million and $15 million, respectively in 1998, compared with $200 million and $6 million, respectively, in 1997. The increase in earnings in 1998 is primarily due to a more ample and assured supply of LNG than in previous years, which enabled management to contract firm sales commitments for a greater amount of LNG during the winter season. Customers pay a premium over the commodity natural gas prices in order to secure firm commitments for delivery. In the second half of the year, operating results were negatively affected by lower than usual summer gas prices and a weak summer liquid refill market due to an unusually warm winter. The LNG business supplied the New England gas market with 17 cargoes in 1998 versus 18 cargoes in 1997.

     In 1997, revenue increased to $200 million from $144 million in 1996. The increase in revenue was due to significantly greater volumes and higher gas prices. The business received 18 LNG cargoes in 1997 compared with 10 cargoes in 1996. Gas volumes sold increased 36% year-to-year. Operating profit increased to $6 million during 1997, from $3 million during 1996. In 1996, operating profit excluded $6 million of special items. The positive earnings effect of higher volumes and prices was partially offset by higher gas costs.

     The profitability of the LNG business during the next year, until its Trinidad LNG supply becomes available during the second half of fiscal 1999, depends in large part on its LNG supply from Algeria. To date, the political instability in Algeria has not interrupted the operations of the Company's Algerian LNG supplier* (see page 29).

Risk Management

The Company's objective in managing its exposure to interest rate changes, foreign currency rate changes and commodity price changes is to limit the impact of the changes on cash flows and earnings. To achieve its objectives, the Company identifies these risks and manages them through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company enters into contracts with customers and suppliers that are designed to limit the risk of certain foreign currency rate and commodity price changes. The Company enters into certain contracts in the carbon black business in which the price of the product is adjusted based on certain movements in feedstock. The LNG business enters into certain supply contracts where the purchase price of the LNG is adjusted based on the final selling price. Certain contracts in the Company's foreign subsidiaries are denominated in the U.S. dollar or a currency other than the functional currency of the subsidiary. Additionally, the Company attempts to limit its net monetary exposure in currencies of hyperinflationary countries, primarily in South America and Asia.

     The Company determines the net worldwide exposures to interest rate changes, foreign currency rate changes, and commodity price changes and limits the impact of rate and price changes through the use of derivative financial instruments. When entered into, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities, or firm commitments and are monitored to determine if they remain effective hedges. Market risk exposure to other financial instruments of the Company are not material to earnings, cash flow or fair values.

Foreign Currency

The Company's international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. The Company closely monitors its operations in each country so it can effectively respond to changing economic and political environments and to fluctuations in foreign currencies. The primary currencies to which the Company is exposed, and that it primarily hedges, include the German deutschemark and other European currencies and, to a lesser extent, South American and Asian currencies. Accordingly, the Company utilizes foreign currency option contracts and forward contracts to hedge its exposure primarily on receivables and payables denominated in currencies other than the entities' functional currencies and on anticipated transactions and firm com-

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)
--------------------------------------------------------------------------------

mitments. The Company monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions.

Interest Rates

The Company's objective in managing its exposure to interest rate changes is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company uses interest rate swaps to hedge and/or lower financing costs and to adjust fixed and variable rate debt positions. The Company maintains the percentage of fixed and variable rate debt within defined parameters.

Commodity

The Company has price risk exposure due to changes in its natural gas sales prices and supply costs. The Company enters into commodity futures contracts to hedge its gross margin exposure. The Company utilizes commodity futures contracts for hedging firmly committed and anticipated transactions and monitors its exposure daily to ensure overall effectiveness of its hedge positions.

Value At Risk

The Company utilizes a Value-at-Risk ("VAR") model to determine the maximum potential loss in the fair value of its interest rate, commodity and foreign exchange sensitive derivative financial instruments. (see Note O to the Consolidated Financial Statements regarding the Company's financial instruments as of September 30, 1998). The Company's computations for each type of exposure were based on the interrelationships between movements in various currencies, commodities and interest rates. These interrelationships were determined by observing interest rate, commodity and foreign currency market changes over corresponding periods. The firm and anticipated transactions, assets and liabilities, denominated in foreign currencies, which are hedged by the derivative financial instruments, were excluded from the model. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques which can be used in the VAR computation. The Company's computations are based on the Monte Carlo simulation. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. The Company's VAR models estimate a maximum loss in market value for each type of derivative instrument held as of September 30, 1998. The results of the VAR models are as follows:

                                          Maximum Loss          Period
============================================================================
Foreign currency                         $0.4 million         two weeks

Interest Rate                            $ 12 million         six months

Commodity                                $  1 million         one month
============================================================================

     At no time during the year did the change in market value of these instruments exceed the VAR measure stated above.

     Management does not foresee or expect any significant changes in the management of hedging instruments relating to foreign currency, commodity or interest rate exposures or in the strategies it employs to manage such exposures in the near future* (see page 29).

     Since the Company utilizes currency, interest rate and commodity sensitive derivative instruments for hedging, a loss in fair value for those instruments is generally offset by increases in the value of the underlying transaction.

Euro

On January 1, 1999, eleven of fifteen member countries of the European Union are scheduled to establish fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the euro. The euro will then trade on currency exchanges and may be used in business transactions. The conversion to the euro will eliminate currency exchange rate risk among the eleven member countries. Beginning in January 2002, new euro-denominated bills and coins will be issued. The Company's business units affected by the euro conversion have established plans to address the issues raised by the euro currency conversion. These issues include, among others, the need to adapt computer and financial systems, business processes and equipment, and the need to accommodate euro-denominated transactions and the impact of one common currency on product pricing, taxation and governmental and legal regulations. The Company does not expect the system and equipment conversion costs to be material to its financial condition, results of operations or cash flows. Due to numerous uncertainties, the Company cannot reasonably estimate the effects one common currency will have on pricing and the resulting impact, if any, on its financial condition, results of operations or cash flows* (see page 29).

Cash Flow and Liquidity

Cash generated in 1998 from the Company's operating activities increased to $236 million from $144 million in 1997. Cash gener-

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)
--------------------------------------------------------------------------------


ated from operations was used substantially to fund capital spending and repurchases of the Company's common stock.

     Research and technical service spending for 1998, 1997 and 1996 was $83 million, $83 million and $80 million, respectively. Spending, as a percentage of the Specialty Chemicals and Materials Group revenues, was approximately 6% in 1998, 1997 and 1996. The Company is committed to the development of new, differentiated products for its specialty chemicals businesses. The Company anticipates research and development spending to remain near $80 million in 1999 for these and other initiatives* (see page 29).

     Capital spending on property, plant and equipment, and investments and acquisitions for 1998, 1997 and 1996 was $247 million, $181 million and $269 million, respectively. The major components of the 1998 capital program included new business expansion spending, the Company's share of a natural gas liquefaction project in Trinidad, refurbishment of the Company's LNG tanker, capacity expansion in the Company's fumed silica business and normal plant operating capital projects.


                               [GRAPHIC OMITTED]


     Although the Company expects to continue to invest in new business opportunities, it expects to decrease the rate of capital spending in 1999 from 1998. These expenditures are expected to include portions of the projects mentioned in the preceding paragraph and several new business initiatives. In addition to normal plant operating projects, the Company expects 1999 expenditures to include environmental compliance costs in North America* (see page 29).

     Over the next several years, the Company also expects to spend a significant portion of its $36 million environmental reserve in connection with remediation at various environmental sites. These sites are primarily associated with divested businesses* (see page 29).

     In 1998, the Company sold 2.3 million shares of K N Energy, Inc. ("KNE") and recognized a $90 million gain from the sale of those securities. Proceeds from the sale were used to repay debt. The Company continues to own approximately 650,000 shares of KNE common stock.

     In October 1997, the Company issued $50 million of notes maturing as follows: $25 million mature in 30 years and $25 million mature in 30 years with a one-time put option 7 years from issuance. Proceeds from the issuance were used to reduce short-term debt.

                               [GRAPHIC OMITTED]

     On September 29, 1998, the Company filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for up to $500 million of debt securities which the Company may issue from time to time. The SEC declared the registration statement effective on October 13, 1998.

     On September 11, 1998, the Company's Board of Directors authorized the repurchase of 4 million shares of its common stock. As of September 30, 1998, approximately 3.3 million shares remained available for purchase under the Board authorization.

     During 1998, the Company repurchased 3.8 million shares of its common stock for a total of $101 million. During 1997, 3.5 million shares were repurchased for a total of $85 million. During 1996, 3 million shares were repurchased for a total of approximately $122 million. The Company's common stock repurchase activity is expected to continue in 1999* (see page 29).

     During 1998, the Company paid cash dividends of $0.42 per share. In November 1998, the Board of Directors approved an $0.11 per share dividend payable in the first quarter of fiscal year 1999.

     The ratio of total debt (including short-term debt net of cash) to capital was 43% at the end of 1998 and 1997.

     The Company maintains a credit agreement under which the Company may borrow up to $300 million at floating rates. This facility is available through January 3, 2002. The Company had no borrowings outstanding under this line at September 30, 1998.

--------------------------------------------------------------------------------
management's discussion and analysis of financial condition and results of operations (continued)
--------------------------------------------------------------------------------



Management expects cash from operations and present financing arrangements, including the Company's unused line of credit and shelf registration, to be sufficient to meet the Company's cash requirements for the foreseeable future* (see page 29).

Year 2000 Readiness Disclosure

As the millennium approaches, there is growing public attention concerning the impact that the Year 2000 date change could have on all organizations that rely, directly or indirectly, on computerized systems to help run their operations. This issue may have a direct impact on computer systems that affect safety at a company's plants, systems that enable key suppliers to provide raw material and parts, and systems that assist a company to make and ship product and account for revenue and costs.

     In evaluating its Year 2000 readiness, the Company has developed a program to inventory, assess, remediate and test its core business systems, information technology infrastructure (IT) and embedded plant systems. Core business systems are those software and hardware systems that record relevant data for business operations and summarize revenue, cost, cash flow, capital and other information. Information technology infrastructure refers primarily to computer hardware and software used in the desktop environment. Embedded plant systems are all computer based controls and equipment which are embedded within a plant's manufacturing equipment and systems.

     The Company carried out an inventory of its core business systems in order to assess such systems' Year 2000 readiness. The Company's assessment indicated that, as a result of investments in significant systems renewals during the past several years, many of the Company's core business systems are Year 2000 ready. Although some of the Company's older core business systems required replacement or remedial action, such replacement or remedial action is continuing under the Company's Year 2000 program, to be completed in 1999. The Company is now performing concurrent inventory, assessment and remediation for its information technology infrastructure and embedded systems. Testing of these systems in concert will occur as the remediation process progresses. The Company expects to complete all phases of its Year 2000 program before the millennium.

     The Company does not believe that the cost of implementing system and program changes specifically necessary to address Year 2000 issues will have a material effect on the Company's results of operations or financial condition. During fiscal year 1998, the Company recognized costs of approximately $1 million that it would not have spent but for the Year 2000 issue. The Company expects to spend approximately $2 million during fiscal year 1999. There can be no assurance that there will not be increased costs associated with the implementation of such program changes.

     The Company cannot predict reliably the source, nature or extent of any Year 2000 disruptions that may be experienced in the U.S. or other countries where it operates and, therefore, cannot predict reliably the effect any such disruptions may have on the Company, its operations or financial condition. The Company does not know what is the most likely "worse case scenario" as a result of Year 2000 disruptions, but believes that the effects on the Company are not substantially different from those facing industry generally. The Company believes that the most likely causes of disruption are one or more of the following: disruptions in the banking system, disruptions in the supply of electricity to the Company's plants that could delay production of the Company's products and disruptions in transportation services that could delay shipments from the Company's suppliers or to the Company's customers. In addition, the Company does not know whether any of its customers will experience Year 2000 disruptions either directly or as a result of disruptions in their customers' businesses or in the economy generally, but any such disruptions might reduce demand for the Company's products and adversely affect the Company. At this time, however, the Company believes that if none of the third parties with which it deals, directly or indirectly, experience disruptions or delays related to the Year 2000 problem, it will be able to continue to operate with little or no disruption or delay.

     The Company has made appropriate inquiries of all of its critical information technology vendors (hardware and software) and is in the process of making inquiries concerning the Year 2000 readiness of certain suppliers. Even in cases where the Company has received assurances that delays or disruption will not be encountered by third parties, the Company is not in a position to determine with certainty whether the assurances will prove accurate, given the uncertainties associated with the Year 2000.

     The Company is identifying those areas where it will develop contingency plans. Because such plans necessarily depend on the Company's then state of readiness with respect to the Year 2000 issues and the information it then has with respect to third parties and other external factors, those plans will likely continue to evolve until even after December 31, 1999. In addition, many of the Company's contingency plans will of necessity depend on the continued operation of various third parties, in which case such contingency plans may be hindered by Year 2000 disruptions affecting such third parties.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). The statement, which must be adopted for periods beginning after December 15, 1997, establishes standards for reporting and display of comprehensive income and its components in consolidated financial statements. The effect of adopting SFAS 130 is not expected to be material to the Company's financial position or results of operations.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"), which must be adopted for periods beginning after December 15, 1997. Under the new standard, companies will be required to report certain information about operating segments in consolidated financial statements. Operating segments will be determined based on the way that management organizes its business for making operating decisions and assessing performance. The standard also requires that companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is currently evaluating the effect of implementing SFAS 131.

     In February 1998, FASB issued Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132"), which revises employers' disclosures about pension and other postretirement benefit plans. It significantly changes current financial statement disclosure requirements under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer useful. It does not change the measurement or recognition of those plans. The Statement is effective for fiscal years beginning after December 15, 1997.

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company is currently evaluating the effect of implementing SFAS 133.

     In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). The SOP is applicable to the Company beginning in fiscal 2000. The Company engages in ongoing update, enhancement and replacement of its computer systems. Currently, the Company capitalizes external costs associated with services and software incurred in connection with these activities which are significant. To date, internal resources associated with these activities have not been significant. The Company is currently evaluating the effect of implementing SOP 98-1.

     In April 1998, AcSEC issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities" ("SOP 98-5"), which requires all costs of start-up activities to be expensed as incurred. SOP 98-5 is effective for years beginning after December 15, 1998. The adoption of this SOP by the Company will be reflected as a cumulative effect of a change in accounting principle. The Company is currently evaluating the effect of implementing SOP 98-5.

*Forward Looking Information

Included herein are statements relating to management's projections of future profits, the possible achievement of the Company's financial goals and objectives, management's expectations for the Company's product development program, Year 2000 risks and the impact of the euro conversion. Actual results may differ materially from the results anticipated in the statements included herein due to a variety of factors, including market supply and demand conditions, fluctuations in currency exchange rates, cost of raw materials, patent rights of others, Year 2000 disruptions, demand for our customers' products and competitors' reactions to market conditions. Timely commercialization of products under development by the Company may be disrupted or delayed by technical difficulties, market acceptance, competitors' new products, as well as difficulties in moving from the experimental stage to the production stage. The risk management discussion and the estimated amounts generated from the analyses are forward-looking statements of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets. The methods used by the Company to assess and mitigate risks should not be considered projections of future events or losses.

--------------------------------------------------------------------------------
consolidated balance sheets
--------------------------------------------------------------------------------

                                                                                                      -----------------------------
September 30                                                                                              1998           1997
===================================================================================================================================
Dollars in millions

ASSETS
Current assets:
   Cash and cash equivalents                                                                          $   39.6        $   39.2
   Accounts and notes receivable (net of reserve for doubtful accounts of $4.6 and $5.6)                 284.3           288.6
   Inventories (Note C)                                                                                  251.1           246.9
   Prepaid expenses                                                                                       26.1            23.4
   Deferred income taxes (Note L)                                                                         17.8            15.2
-----------------------------------------------------------------------------------------------------------------------------------
     Total current assets                                                                                618.9           613.3
-----------------------------------------------------------------------------------------------------------------------------------



Investments:
   Equity (Notes B and D)                                                                                 91.1            86.1
   Other (Notes D and N)                                                                                  72.5           146.6
-----------------------------------------------------------------------------------------------------------------------------------
     Total investments                                                                                   163.6           232.7
-----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment (Note E)                                                                 1,914.3         1,759.8
   Accumulated depreciation and amortization                                                            (936.3)         (837.5)
-----------------------------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                                                   978.0           922.3



Other assets:
   Intangible assets (net of accumulated amortization of $16.0 and $12.4) (Note B)                        24.2            39.1
   Deferred income taxes (Note L)                                                                          3.9             4.2
   Other assets                                                                                           16.6            14.1
-----------------------------------------------------------------------------------------------------------------------------------
     Total other assets                                                                                   44.7            57.4



Total assets                                                                                          $1,805.2        $1,825.7
===================================================================================================================================


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                                   consolidated balance sheets
--------------------------------------------------------------------------------

                                                                                ---------------------------
September 30                                                                         1998            1997
===========================================================================================================
Dollars in millions

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable to banks                                                      $    253.3      $    200.8
   Current portion of long-term debt (Note G)                                        11.4           115.0
   Accounts payable and accrued liabilities (Notes F and H)                         268.2           223.9
   U.S. and foreign income taxes                                                      0.4             2.8
   Deferred income taxes (Note L)                                                     3.0             1.0
-----------------------------------------------------------------------------------------------------------
     Total current liabilities                                                      536.3           543.5
-----------------------------------------------------------------------------------------------------------

Long-term debt (Note G)                                                             316.3           285.5
Deferred income taxes (Note L)                                                       82.4            99.2
Other liabilities (Notes H, K and N)                                                139.6           146.9


Commitments and contingencies (Note N)


Minority interest                                                                    25.1            22.8


Stockholders' equity (Notes D, G, I and K):
Preferred stock:
   Authorized: 2,000,000 shares of $1 par value
     Series A Junior Participating Preferred Stock
       Issued and outstanding: none
     Series B ESOP Convertible Preferred Stock 7.75% Cumulative
       Issued: 75,336 shares (aggregate redemption value of $67.4 and $69.4)         75.3            75.3


Less cost of shares of preferred treasury stock                                     (13.6)           (9.4)
Common stock:
   Authorized: 200,000,000 shares of $1 par value
   Issued: 67,241,624 and 135,549,936 shares                                         67.2           135.5
Additional paid-in capital                                                            4.9            39.3
Retained earnings                                                                   671.7         1,238.2
Less cost of common treasury stock                                                     --          (705.4)
Unearned compensation                                                               (26.2)          (18.3)
Deferred employee benefits                                                          (60.6)          (62.5)
Unrealized gain on marketable securities                                             16.7            53.9
Foreign currency translation adjustments                                            (29.9)          (18.8)
-----------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                       705.5           727.8
-----------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                     $  1,805.2      $  1,825.7
===========================================================================================================

The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
consolidated statements of income
--------------------------------------------------------------------------------

                                                                             -----------------------------------------------
Years ended September 30                                                            1998             1997             1996
============================================================================================================================
Dollars in millions, except per share amounts

Revenues:
   Net sales and other operating revenues                                      $ 1,647.8        $ 1,630.0        $ 1,856.3
   Interest and dividend income (Notes D and O)                                      5.0              6.7              8.9
----------------------------------------------------------------------------------------------------------------------------
     Total revenues                                                              1,652.8          1,636.7          1,865.2
============================================================================================================================



Costs and expenses:
   Cost of sales                                                                 1,120.9          1,144.4          1,310.0
   Selling and administrative expenses                                             229.7            216.5            206.9
   Research and technical service                                                   82.7             82.7             79.6
   Interest expense (Notes G and O)                                                 42.0             43.2             41.7
   Special items (Note B)                                                           85.0             18.2               --
   Gain on sale of equity securities (Note D)                                      (90.3)              --            (28.3)
   Gain on sale of business (Note B)                                                  --               --            (38.9)
   Other charges, net                                                               14.8             14.6             14.4
----------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                    1,484.8          1,519.6          1,585.4
============================================================================================================================



Income before income taxes                                                         168.0            117.1            279.8
Provision for income taxes (Note L)                                                (60.5)           (42.1)           (98.2)
Equity in net income of affiliated companies (Note D)                               17.0             19.5             18.5
Minority interest                                                                   (2.9)            (1.7)            (6.0)
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                                    121.6             92.8            194.1
============================================================================================================================



Dividends on preferred stock, net of tax benefit of $2.0, $2.1 and $2.1             (3.2)            (3.3)            (3.3)
----------------------------------------------------------------------------------------------------------------------------
     Income applicable to common shares                                        $   118.4        $    89.5        $   190.8
============================================================================================================================



Weighted average common shares outstanding, in millions (Notes I and J):
   Basic                                                                            65.6             67.5             69.6
   Diluted                                                                          74.6             76.7             79.3


Income per common share (Note J):
   Basic                                                                       $    1.80        $    1.33        $    2.74
   Diluted                                                                     $    1.61        $    1.19        $    2.42
============================================================================================================================


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
                                        consolidated statements of cash flows
--------------------------------------------------------------------------------

                                                                                  -----------------------------------------
Years ended September 30                                                                1998          1997           1996
---------------------------------------------------------------------------------------------------------------------------
Dollars in millions

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                            $121.6        $ 92.8       $ 194.1
Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation and amortization                                                     115.4         109.9          97.0
     Deferred tax expense (benefit)                                                     12.0         (13.2)          3.7
     Equity in income of affiliated companies, net of dividends received                (9.5)         (9.1)         (5.6)
     Special items                                                                      60.0          18.2            --
     Gain on sale of equity securities                                                 (90.3)           --         (28.3)
     Gain on sale of business                                                             --            --         (38.9)
     Other, net                                                                         11.7           8.2           8.8
   Changes in assets and liabilities, net of the effect of the consolidation of equity affiliates and excluding assets and liabilities of businesses sold:
     Decrease (Increase) in accounts and notes receivable                                7.6         (28.9)          0.1
     Decrease (Increase) in inventories                                                 (3.2)          2.7         (39.0)
     Increase (Decrease) in accounts payable and accrued liabilities                    30.8         (22.6)         (3.4)
     Other, net                                                                        (19.7)        (13.8)        (36.6)
---------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  236.4         144.2         151.9
===========================================================================================================================



CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment                                            (187.4)       (162.8)       (209.1)
Proceeds from sales of property, plant and equipment                                     6.3           1.1           2.8
Purchases of equity securities                                                         (20.2)        (11.3)           --
Proceeds from sales of equity securities                                               129.5            --          57.6
Investments and acquisitions, excluding cash acquired                                  (39.2)         (7.3)        (59.5)
Proceeds from sale of business                                                            --          35.0            --
Cash from consolidation of equity affiliates and other                                   1.9            --          11.2
---------------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                                     (109.1)       (145.3)       (197.0)
---------------------------------------------------------------------------------------------------------------------------



CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt                                                            63.1          90.0           9.8
Repayments of long-term debt                                                          (133.5)        (21.5)        (40.2)
Net increase in short-term debt                                                         52.5          16.7         168.6
Purchases of treasury stock                                                           (105.2)        (85.8)       (123.5)
Sales and issuances of treasury stock                                                   24.4          16.7          28.6
Cash dividends paid to stockholders                                                    (31.7)        (31.3)        (30.5)
---------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                          (130.4)        (15.2)         12.8
---------------------------------------------------------------------------------------------------------------------------



Effect of exchange rate changes on cash                                                  3.5          (2.6)         (0.4)
---------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in cash and cash equivalents                                         0.4         (18.9)        (32.7)
Cash and cash equivalents at beginning of year                                          39.2          58.1          90.8
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                              $ 39.6        $ 39.2       $  58.1
---------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
notes to consolidated financial statements
--------------------------------------------------------------------------------


Note A Significant Accounting Policies

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies of Cabot Corporation (the "Company") are described below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and majority-owned and controlled U.S. and non-U.S. subsidiaries. Investments in majority-owned affiliates where control does not exist and investments in 20 percent to 50 percent owned affiliates are accounted for on the equity method. Intercompany transactions have been eliminated.

Cash Equivalents

Cash equivalents include all highly liquid investments with a maturity of three months or less at date of acquisition.

Inventories

Inventories are stated at the lower of cost or market. The cost of most U.S. inventories is determined using the last-in, first-out ("LIFO") method. The cost of other U.S. and all non-U.S. inventories is determined using the average cost method or the first-in, first-out ("FIFO") method. (Note C)

Investments

Investments include investments in equity affiliates, investments in equity securities, and investments accounted for under the cost method. Investments in equity securities are classified as available-for-sale and are recorded at their fair market values. Accordingly, any unrealized holding gains and losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity. The fair value of equity securities is determined based on market prices at the balance sheet dates. The cost of equity securities sold is determined by the specific identification method. (Notes D and I)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is generally calculated on the straight-line method for financial reporting purposes. The depreciable lives for buildings, machinery and equipment, and other fixed assets are 20 to 25 years, 10 to 20 years and 3 to 20 years, respectively. (Note E)

Intangible Assets

Intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired and the costs of technology, licenses and patents purchased in business acquisitions. The excess of cost over the fair value of net assets acquired is amortized on the straight-line basis over the shorter of the estimated useful life or 40 years. Other intangibles are amortized over their estimated useful lives. Included in other charges is amortization expense for 1998, 1997 and 1996, of $5.3 million, $5.0 million and $4.8 million, respectively. (Note B)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Each impairment test is based on comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair value. (Note B)

Foreign Currency Translation

Substantially all assets and liabilities of foreign operations are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Unrealized currency translation adjustments are accumulated in a separate component of stockholders' equity. Income and expense items are translated at average exchange rates during the year. Foreign currency gains and losses arising from transactions are reflected in net income. Included in other charges for 1998, 1997 and 1996 are foreign exchange losses of $6.6 million, $6.1 million and $2.6 million, respectively. The financial statements of foreign operations that operate in hyperinflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income. (Note I)

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


Financial Instruments

Derivative financial instruments are used by the Company to manage its interest rate and foreign currency exposures, and to a lesser extent, commodity prices. Interest rate swaps are employed to achieve the Company's interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreements is recognized over the life of the related debt and is included in interest expense or income. Realized gains and losses on foreign currency instruments, that are effective as hedges of net cash flows in foreign operations, are recognized in income as the instruments mature. Realized and unrealized gains and losses on forward currency contracts, that are effective as hedges of assets and liabilities, are recognized in income. Realized gains and losses on foreign currency instruments, that are hedges of committed transactions, are recognized at the time the underlying transaction is completed. Commodity futures and forward contracts are used by the Company, on occasion, to hedge the procurement of raw materials, primarily feedstock, and to hedge the sale of liquefied natural gas. Realized gains and losses on commodity futures and forward contracts on qualifying hedges are included as a component of raw materials or sales revenues, as appropriate, and are recognized when the related materials are purchased or sold. (Note O)

Fair Values of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables, investments in securities, accounts payable, and short-term debt approximate their fair values. The fair value of long-term debt and derivatives is based upon third party sources. Fair values received from third party sources are estimated by appropriate valuation techniques based on information available. The fair-value estimates do not necessarily reflect the values the Company could realize in the current market. (Notes G and O)

Revenue Recognition

Revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered, with appropriate provision for uncollectible accounts.

Income Taxes

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts the Company has designated to be permanently reinvested. (Note L)

Stock-Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company has elected to account for stock-based compensation plans consistent with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related Interpretations in accounting, and accordingly, does not recognize compensation cost. The Company discloses the summary of pro forma effects to reported net income and earnings per share for 1998, 1997 and 1996 as if the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123. (Note K)

Year 2000 Costs

Costs of modifying computer software for Year 2000 compliance are expensed as they are incurred.

Earnings Per Share

During the quarter ended December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). SFAS No. 128 establishes standards for computing and presenting earnings per share ("EPS") and requires the presentation of both basic and diluted EPS. As a result, primary and fully diluted EPS have been replaced by basic and diluted EPS. Prior years' EPS have been restated to conform with the standards established by SFAS No. 128. (Notes J and Q)

Environmental Cleanup Matters

The Company expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. The Company's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of the Company is not discounted or reduced for possible recoveries from insurance carriers. (Note N)

--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Reclassification

Certain amounts in 1997 and 1996 have been reclassified to conform to the 1998 presentation.

Note B Business Developments and Special Items

On December 18, 1997, the Company signed an agreement, effective October 1, 1997, to acquire the remaining 50% interest in its fumed silica joint venture in Rheinfelden, Germany, for approximately $20.0 million. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The excess of purchase price over fair value of net assets acquired, approximately $11.0 million, was recorded as goodwill and is being amortized over 15 years.

The Company acquired an 80% ownership interest in P.T. Continental Carbon Indonesia ("PTCCI"), an Indonesian carbon black plant located in Merak, Indonesia, during 1996. The recent financial and economic circumstances in Indonesia have resulted in a significant decline in demand for carbon black in the region. As a result, management decided to halt production at this plant during 1998. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 121"), the Company recognized an impairment loss of $60.0 million for the difference between the carrying value of PTCCI's long-lived assets of $77.0 million and the estimated fair value. The charge to the Specialty Chemicals and Materials Group consisted of $34.0 million for property, plant and equipment and other assets and $26.0 million for goodwill and other intangible assets. The Company will continue to maintain the facility and assess the demand for carbon black in the region as a basis for future decisions to restart production.

During 1997, the Company entered into an agreement to process tantalum ore residues accumulated from the Company's past production of tantalum. The Company expected the process would produce economic recoveries of tantalum and capitalized prepaid expenses of approximately $25.0 million associated with the agreement. However, the tantalum recovery rate was substantially lower than expected. Therefore, in the third quarter of 1998, management discontinued the project, resulting in a charge of $25.0 million to operations of the Specialty Chemicals and Materials Group.

During 1997, earnings were reduced by the recognition of special charges totaling $18.2 million for asset impairments of $10.3 million and employee severance costs of $7.9 million in the Specialty Chemicals and Materials Group.

During 1996, the Company sold its coal transportation business, TUCO, for $85.0 million and recorded a gain of $38.9 million related to the sale. Cash proceeds of $35.0 million from the sale were received on October 4, 1996.

During 1996, the Company recognized gains of $2.5 million on the settlement of a contractual matter and $3.3 million from a reduction in its ownership position in the Trinidad natural gas liquefaction project.

On November 14, 1995, the Company modified its existing joint venture agreement for its carbon black venture in Shanghai, China. This amendment provided for the expansion of the facility and the increase of the Company's ownership interest to 70%, which is to take effect as the expansion is funded. As a result, the Company will account for this venture on a consolidated basis as of October 1, 1998.

Note C Inventories

Inventories were as follows:
                                                    -----------------------
September 30                                           1998         1997
===========================================================================
Dollars in millions

Raw materials                                        $ 68.2       $ 81.1
Work in process                                        62.9         59.8
Finished goods                                         76.1         64.1
Other                                                  43.9         41.9
---------------------------------------------------------------------------
 Total                                               $251.1       $246.9
===========================================================================

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


     Inventories valued under the LIFO method comprised approximately 32% and 35% of 1998 and 1997 total inventory, respectively. At September 30, 1998 and 1997, the estimated current cost of these inventories exceeded their stated valuation determined on the LIFO basis by approximately $32.0 million and $31.0 million, respectively.

Note D  Investments

At September 30, 1998 and 1997, investments in common stock accounted for under the equity method, amounted to $91.1 million and $86.1 million, respectively. Dividends received from equity affiliates were $7.5 million in 1998, $10.4 million in 1997 and $12.9 million in 1996.

     The combined results of operations and financial position of the Company's equity-basis affiliates are summarized below:

                                                     -----------------------
September 30                                            1998         1997
============================================================================
Dollars in millions

Condensed Income Statement Information:
Net sales                                             $617.5       $632.1
Gross profit                                           237.5        234.7
Net income                                              26.1         40.7

Condensed Balance Sheet Information:
Current assets                                        $280.5       $296.6
Non-current assets                                     419.1        419.5
Current liabilities                                    221.9        260.1
Non-current liabilities                                306.6        287.3
Net assets                                             171.1        168.7
============================================================================


     Other investments include available-for-sale equity securities. The fair market value of available-for-sale equity securities was $53.9 million and $136.8 million as of September 30, 1998 and 1997, respectively. Gains related to sales of available-for-sale securities were $90.3 million and $28.3 million in 1998 and 1996, respectively. Sales of available-for-sale securities were not significant for the year ended September 30, 1997.

Note E  Property, Plant & Equipment

Property, plant and equipment is summarized as follows:

                                                    -----------------------
September 30                                            1998         1997
===========================================================================
Dollars in millions

Land and improvements                                 $ 73.6       $ 50.2
Buildings                                              290.6        294.2
Machinery and equipment                              1,277.2      1,218.0
Other                                                   74.7         55.2
Construction in progress                               198.2        142.2
----------------------------------------------------------------------------
Total property, plant and equipment                 $1,914.3     $1,759.8
Less: accumulated depreciation                         936.3        837.5
----------------------------------------------------------------------------
Net property, plant and equipment                    $ 978.0      $ 922.3
============================================================================


     Depreciation expense was $110.1 million, $104.9 million and $92.2 million for the years ended September 30, 1998, 1997 and 1996, respectively.



Note F  Accounts Payable & Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following:

                                                     -----------------------
September 30                                            1998         1997
----------------------------------------------------------------------------
Dollars in millions

Accounts payable                                      $147.8       $116.6
Accrued employee compensation                           22.4         21.2
Other accrued liabilities                               98.0         86.1
----------------------------------------------------------------------------
  Total                                               $268.2       $223.9
============================================================================


Note G  Debt

Unsecured long-term debt consisted of the following:

                                                   -----------------------------
September 30                                            1998         1997
--------------------------------------------------------------------------------
Dollars in millions

Fixed Rate Notes (stated rate):
  Notes due 1997, 10.25%                            $     --      $ 100.0
  Notes due 2002-2022, 8.07%                           105.0        105.0
  Notes due 2004-2011, 7.17%                            90.0         90.0
  Note due 2027, 7.28%                                  25.0           --
  Note due 2027, put option 2004, 6.57%                 25.0           --
  Guarantee of ESOP notes, due 2013, 8.29%              60.6         62.5
  Foreign term loan, due 2000, 8.7%                      6.7         10.1
  Other, due beginning in 1999 with various
   rates from 3.0% to 18.5%                              7.1         12.7
Variable Rate Notes (end of year rate):
  Foreign term loan, due 2001, floating
   rate 5.4%                                             8.3         10.8
  Overseas Private Investment Corporation
   term loan, due 2002, floating rate 7.5%                --          9.4
--------------------------------------------------------------------------------
                                                      $327.7      $ 400.5

Less: current portion of long-term debt                (11.4)      (115.0)
--------------------------------------------------------------------------------
  Total                                               $316.3      $ 285.5
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------

     In June 1992, the Company filed a $300.0 million shelf registration statement with the Securities and Exchange Commission. Subsequently, $105.0 million of notes payable were refinanced with notes of a weighted average maturity of 19 years and a weighted average interest rate of 8.07%. The notes were issued at par and provide for principal to be repaid at maturity.

     In February 1997, the Company issued $90.0 million of medium term notes. The notes have a weighted average maturity of 11 years and a weighted average interest rate of 7.17%.

     In October 1997, the Company issued a total of $50.0 million in medium term notes. These notes included a $25.0 million note, with an interest rate of 7.28% due in 2027, and a $25.0 million note, with an interest rate of 6.57% due in 2027 and a put option in 2004.

     On September 29, 1998, the Company filed a $500.0 million shelf registration statement with the Securities and Exchange Commission which was effective as of October 13, 1998. This registration includes the remaining $55.0 million not yet issued under the 1992 registration. As of September 30, 1998, no notes have been issued under the new registration.

     During fiscal 1989, the Company's Employee Stock Ownership Plan ("ESOP") borrowed $75.0 million from an institutional lender in order to finance its purchase of 75,000 shares of the Company's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.29% per annum, and is to be repaid in equal quarterly installments through December 31, 2013. The Company, as guarantor, has reflected the outstanding balance of $60.6 million and $62.5 million as a liability on the Company's consolidated balance sheet at September 30, 1998 and 1997, respectively. An equal amount, representing deferred employee benefits, has been recorded as a reduction of stockholders' equity.

     The Company may borrow up to $300.0 million at floating rates under the terms of a revolving credit and term loan facility. The agreement contains specific covenants, including certain maximum indebtedness limitations and minimum cash flow requirements, that would limit the amount available for future borrowings. Commitment fees are paid based on the used and unused portions of the facility. The facility is available through January 3, 2002. No amounts were outstanding under this credit agreement at September 30, 1998 or 1997.

     The aggregate principal amounts of long-term debt due in each of the five fiscal years 1999 through 2003 and thereafter are $11.4 million, $10.3 million, $4.1 million, $25.8 million, $3.0 million and $273.1 million, respectively.

     At September 30, 1998 and 1997, the fair value of long-term borrowings was approximately $333.5 million and $313.0 million, respectively.

     The weighted average interest rate on short-term borrowing was approximately 6% and 7% as of September 30, 1998 and 1997, respectively.

Note H Pension Plans & Postretirement Benefits

Pension Plans

The Company has trusteed, non-contributory pension plans covering most employees in the United States and various foreign plans covering employees of certain non-U.S. subsidiaries. Benefits provided under the Company's defined benefit pension plans are primarily based on years of service and the employee's compensation. The Company's funding policy is to contribute annually amounts based upon actuarial and economic assumptions designed to achieve adequate funding of projected benefit obligations.

     Pension benefits accrue under several benefit plans, including the following two plans: the Cash Balance Plan ("CBP"), a defined benefit pension plan, and the Employee Stock Ownership Plan ("ESOP"). In November 1988, the ESOP was funded with the Company's newly issued Series B ESOP Convertible Preferred Stock, which was acquired with $75.0 million borrowed by the ESOP.

     At September 30, 1998 and 1997, the projected benefit obligations included accumulated benefit obligations of $204.1 million and $175.6 million, respectively, of which $197.2 million and $167.7 million were vested in 1998 and 1997, respectively.

     Net periodic pension cost was comprised of the following elements:

                                     -------------------------------------------
Years ended September 30                   1998         1997         1996
================================================================================
Dollars in millions

Service cost                           $    7.9       $  7.7       $  7.8
Interest cost                              11.2         14.0         13.4
Actual return on plan assets              (20.7)       (28.3)       (18.8)
Net amortization                            5.5         10.3          2.9
--------------------------------------------------------------------------------
  Net periodic pension cost            $    3.9       $  3.7       $  5.3
================================================================================

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


     The following table sets forth the funded status of pension plans:

                                                    ------------------------
September 30                                            1998         1997
============================================================================
Dollars in millions

Actuarial present value of projected
  benefit obligation                                  $220.2       $195.0
Plan assets at fair value (primarily
  fixed-income and equity securities)                  237.8        222.4
----------------------------------------------------------------------------
Excess of plan assets over projected
  benefit obligation                                    17.6         27.4
Unrecognized net gain                                  (33.9)       (48.9)
Unrecognized prior service cost being
  amortized over 6-12 years                              1.3          6.1
Unrecognized net transition asset being
  amortized over 6 years                                (3.5)        (4.9)
----------------------------------------------------------------------------
  Net deferred pension credit (included
    in other liabilities)                           $  (18.5)    $  (20.3)
============================================================================


 The following weighted average rates were used in the calculations:

                                                    ------------------------

Years ended September 30                                 1998         1997
============================================================================
Discount rate                                            6.3%         7.4%
Expected rate of return on plan assets                   8.1%         8.9%
Assumed rate of increase in compensation                 4.6%         5.0%
============================================================================


Postretirement Benefits

The Company has defined benefit postretirement plans that provide certain health care and life insurance benefits for retired employees. Substantially all U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. The Company funds the plans as claims or insurance premiums are incurred.

     Net periodic postretirement benefit cost was comprised of the following elements:

                                      --------------------------------------
Years ended September 30                   1998         1997         1996
============================================================================
Dollars in millions

Service cost                               $0.8         $0.9         $0.8
Interest cost                               5.6          5.6          5.3
Net amortization                            0.2          0.2          0.2
----------------------------------------------------------------------------
Net periodic postretirement
  benefit cost                             $6.6         $6.7         $6.3
============================================================================


     The following table sets forth the funded status of the postretirement benefit plans:

                                              ------------------------------
Years ended September 30                                1998         1997
============================================================================
Dollars in millions

Accumulated postretirement benefit
  obligations:
    Retirees                                        $   66.3       $ 61.9
    Fully eligible active plan participants              8.0          6.3
    Other active plan participants                      15.9         12.1
----------------------------------------------------------------------------
                                                        90.2         80.3
Plan assets at fair value                                --            --
Excess of accumulated postretirement
  benefit obligations over plan assets                 (90.2)       (80.3)
Unrecognized net loss                                   20.0         10.8
Unrecognized prior service cost                         (1.4)        (1.1)
----------------------------------------------------------------------------
  Accrued postretirement benefit cost                 $(71.6)      $(70.6)
============================================================================


     Health care cost trend rate assumptions have a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point for each future year would increase the accumulated postretirement benefit obligation by approximately $8.4 million as of September 30, 1998 and 1997, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the years then ended by approximately $0.8 million.

     The following weighted average rates were used in the calculations:


                                                   -------------------------
Years ended September 30                                 1998         1997
============================================================================
Discount rate                                            6.3%         7.3%
Assumed rate of increase in compensation                 5.3%         5.3%
Assumed annual rate of increase in health
  care benefits                                          5.5%         5.5%
============================================================================

--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------



Note I Stockholders' Equity

The following table summarizes the changes in stockholders' equity.


                                                                                  -------------------------------------------
Years ended September 30                                                                  1998           1997          1996
=============================================================================================================================
Dollars in millions (except per share amounts)
Preferred Stock
  Beginning of year                                                                 $     75.3     $     75.3     $     75.3
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $     75.3     $     75.3     $     75.3
=============================================================================================================================
Preferred Treasury Stock
  Beginning of year                                                                 $     (9.4)    $     (6.6)    $     (4.9)
  Purchase of treasury stock                                                              (4.2)          (2.8)          (1.7)
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $    (13.6)    $     (9.4)    $     (6.6)
=============================================================================================================================
Common Stock
  Beginning of year                                                                 $    135.5     $    135.5     $     67.8
  Retirement of treasury stock                                                           (68.3)            --             --
  Two-for-one stock split                                                                   --             --           67.7
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $     67.2     $    135.5     $    135.5
=============================================================================================================================
Additional Paid-In Capital
  Beginning of year                                                                 $     39.3     $     23.6     $     17.8
  Sale of common treasury stock to the Company's savings plans                             2.7            2.2            2.4
  Issuance of common treasury stock under employee compensation plans,
    including tax benefit of $4.7, $3.6 and $9.4                                          26.8           13.5           21.8
  Retirement of common treasury stock                                                    (63.9)            --             --
  Two-for-one stock split                                                                   --             --          (18.4)
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $      4.9     $     39.3     $     23.6
=============================================================================================================================
Retained Earnings
  Beginning of year                                                                 $  1,238.2     $  1,176.7     $  1,062.5
  Net income                                                                             121.6           92.8          194.1
  Common dividends paid ($0.42, $0.40 and $0.36 per share), net of tax benefit
    of $0.2, $0.2 and $0.6                                                               (28.5)         (28.0)         (25.3)
  Preferred dividends paid to ESOP, net of tax benefit                                    (3.2)          (3.3)          (3.3)
  Retirement of common treasury stock                                                   (656.4)            --             --
  Redemption of preferred stock purchase rights                                             --             --           (1.9)
  Two-for-one stock split                                                                   --             --          (49.4)
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $    671.7     $  1,238.2     $  1,176.7
=============================================================================================================================
Common Treasury Stock
  Beginning of year                                                                 $   (705.4)    $   (634.4)    $   (528.8)
  Purchase of treasury stock                                                            (101.0)         (84.7)        (122.4)
  Sale of treasury stock to the Company's savings plans                                    1.7            1.5            1.4
  Issuance of treasury stock under employee compensation plans                            16.1           12.2           15.4
  Retirement of treasury stock                                                           788.6             --             --
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $      0.0     $   (705.4)    $   (634.4)
=============================================================================================================================
Unearned Compensation
  Beginning of year                                                                 $    (18.3)    $    (16.6)    $    (10.8)
  Issuance of treasury stock under employee compensation plans                           (18.0)         (10.9)         (11.9)
  Amortization                                                                            10.1            9.2            6.1
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $    (26.2)    $    (18.3)    $    (16.6)
=============================================================================================================================
Deferred Employee Benefits
  Beginning of year                                                                 $    (62.5)    $    (64.3)    $    (65.9)
  Principal payment by ESOP under guaranteed loan                                          1.9            1.8            1.6
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $    (60.6)    $    (62.5)    $    (64.3)
=============================================================================================================================
Unrealized Gain on Marketable Equity Securities
  Beginning of year                                                                 $     53.9     $     29.9     $     32.0
  Net change in unrealized gain                                                          (37.2)          24.0           (2.1)
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $     16.7     $     53.9     $     29.9
=============================================================================================================================
Foreign Currency Translation Adjustments
  Beginning of year                                                                 $    (18.8)    $     25.8     $     39.9
  Foreign currency translation adjustments, including tax charge (benefit) of
    $0.0, $0.1 and $(4.3)                                                                (11.1)         (44.6)         (14.1)
-----------------------------------------------------------------------------------------------------------------------------
    End of year                                                                     $    (29.9)    $    (18.8)    $     25.8
=============================================================================================================================
Total stockholders' equity, end of year                                             $    705.5     $    727.8     $    744.9
=============================================================================================================================

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


Shares of Stock
                                        ----------------------------------------
September 30                               1998         1997         1996
================================================================================
Preferred shares in thousands
Common shares in millions

PREFERRED STOCK
Beginning of year                          75.3         75.3         75.3
--------------------------------------------------------------------------------
  End of year                              75.3         75.3         75.3
--------------------------------------------------------------------------------
PREFERRED TREASURY STOCK
Beginning of year                           7.0          5.7          5.0
Purchased                                   1.5          1.3          0.7
--------------------------------------------------------------------------------
  End of year                               8.5          7.0          5.7
--------------------------------------------------------------------------------
COMMON STOCK
Beginning of year                         135.5        135.5         67.8
Retirement of treasury stock              (68.3)          --           --
Two-for-one stock split                      --           --         67.7
--------------------------------------------------------------------------------
  End of year                              67.2        135.5        135.5
--------------------------------------------------------------------------------
COMMON TREASURY STOCK
Beginning of year                          66.1         64.0         30.4
Purchased                                   3.8          3.5          3.0
Issued                                     (1.6)        (1.4)        (1.5)
Retirement of treasury stock              (68.3)          --           --
Two-for-one stock split                      --           --         32.1
--------------------------------------------------------------------------------
  End of year                               0.0         66.1         64.0
================================================================================


     On September 11, 1998, the Board of Directors adopted a resolution to retire the entire balance of shares of common stock held in the Corporate Treasury and all subsequent acquisitions/purchases effective September 30, 1998. For the year ended September 30, 1998, a total of 68.3 million shares of the Company's common stock had been retired.

     In November 1995, the Company declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of the Company's common stock. The Rights are not presently exercisable. Each Right entitles the holder, upon the occurrence of certain specified events, to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $200 per share. The Rights further provide that each Right will entitle the holder, upon the occurrence of certain other specified events, to purchase from the Company its common stock having a value of twice the exercise price of the Right and, upon the occurrence of certain other specified events, to purchase from another person into which the Company was merged or which acquired 50% or more of the Company's assets or earnings power, common stock of such other person having a value of twice the exercise price of the Right. The Rights may be generally redeemed by the Company at a price of $0.01 per Right. The Rights expire on November 10, 2005.

     During fiscal 1989, the Company placed 75,336 shares of its Series B ESOP Convertible Preferred Stock with the Company's Employee Stock Ownership Plan ("ESOP") for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock is convertible into 87.5 shares of the Company's common stock subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The trustee for the ESOP has the right to cause the Company to redeem shares sufficient to provide for periodic distributions to plan participants. Such shares shall be redeemed at their fair market value, and may be redeemed by the Company, for cash, shares of the Company's common stock, or a combination thereof at the Company's option. Each share is redeemable at the option of the Company at a price of $1,008. The redemption price declines annually until it becomes $1,000 per share on and after November 19, 1998, plus accrued but unpaid dividends to the redemption date.

     The issued shares of Series B ESOP Convertible Preferred Stock are entitled to receive preferential and cumulative quarterly dividends, and rank as to dividends and liquidation prior to the Company's Series A Junior Participating Preferred Stock and common stock. At September 30, 1998, 5.85 million shares of the Company's common stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock.

     In September 1998, the Board of Directors authorized the Company to purchase up to 4.0 million shares of the Company's common stock, superseding the previous authorization issued in May, 1997. As of September 30, 1998, the Company had purchased approximately 0.7 million shares under the new authorization.

     On November 10, 1995, a two-for-one stock split in the form of a stock dividend was authorized, payable to stockholders of record on March 15, 1996. A total of 67.8 million shares were issued in connection with the split. Also, reclassified to common stock was $18.4 million from additional paid-in capital and $49.3 million from retained earnings. All common share and per share amounts in these financial statements have been restated to reflect the split where appropriate.

-------------------------------------------------------------------------------
notes to consolidated financial statements (continued)
-------------------------------------------------------------------------------


Note J Earnings per Share

Basic and diluted earnings per share ("EPS") were calculated as follows:

                                     -------------------------------------------
Years ended September 30                 1998         1997         1996
================================================================================
Dollars in millions
(except per share amounts)

Basic EPS:
  Income available to common
    shares (numerator)                $ 118.4       $  89.5      $ 190.8
  Weighted-average common
    shares outstanding                   68.1          69.9         72.0
  Less: Contingently issuable
    shares                               (2.5)         (2.4)        (2.4)
------------------------------------------------------------------------
  Adjusted weighted-average
    shares (denominator)                 65.6          67.5         69.6
========================================================================
  Basic EPS                           $  1.80       $  1.33      $  2.74
========================================================================

Diluted EPS:
  Income available to common
    shares                            $ 118.4       $  89.5      $ 190.8
  Dividends on preferred stock            3.2           3.3          3.3
  Less: Income impact of
    assumed conversion of
    preferred stock                      (1.7)         (1.8)        (2.1)
------------------------------------------------------------------------
  Income available to common
    shares plus assumed
    conversions (numerator)           $ 119.9       $  91.0      $ 192.0

  Weighted-average common
    shares outstanding                   68.1          69.9         72.0
  Effect of dilutive securities:
    Stock-based compensation              6.5           6.8          7.3
------------------------------------------------------------------------
  Adjusted weighted-average
    shares (denominator)                 74.6          76.7         79.3
========================================================================
  Diluted EPS                         $  1.61       $  1.19      $  2.42
========================================================================


Note K Savings Plan & Incentive Compensation Plans

The Plans

The Company sponsors a profit sharing and savings plan called the Cabot Retirement Incentive Savings Plan ("CRISP"). Under the plan, the Company will make matching contributions of at least 75% of a participant's contribution of up to 7.5% of the participant's eligible compensation, subject to limitations required by governmental laws or regulations. Company contributions to the CRISP for 1998, 1997 and 1996 were $4.4 million, $4.0 million and $3.5 million, respectively.

     The Company has an Equity Incentive Plan for key employees. Under the plan adopted in 1988, participants may be granted various types of stock and stock-based awards. During 1988 through 1991, the awards granted consisted of stock options, performance appreciation rights ("PARs"), and tandem units that may be exercised as stock options or PARs. These awards were granted at the fair market value of the Company's common stock at date of grant, vested ratably on each of the next four anniversaries of the award, and generally expire ten years from the date of grant. In 1992 through 1995, awards consisted of common stock of the Company, which employees could elect to receive in the form of restricted stock purchased at a price equal to 50% of the fair market value on the date of the award, nonqualified stock options at fair market value of the Company's common stock on the date of the award, or a combination of one-half of each. Effective in March of 1996, no new awards were permitted under this plan.

     In December 1995, the Board of Directors adopted the 1996 Equity Incentive Plan. The 1996 plan was approved by the stockholders of the Company in March 1996. Awards under the 1996 plan consist of Restricted Stock, which could be purchased at a price equal to 40% of the fair market value on the date of the award or nonqualified stock options at the fair market value of the Company's common stock on the date of the award. Variations of these awards were made to international employees in order to try to provide results comparable to U.S. employees. The awards generally vest on the third anniversary date of the award for employees then employed by the Company and the options generally expire five years from the date of grant.

     The Company has reserved 2.8 million shares of common stock for issuance under the 1996 plan. There were approximately 1.3 million shares available for future grants at September 30, 1998. Compensation expense recognized during 1998, 1997 and 1996 for restricted stock grants was $10.1 million, $9.2 million and $6.1 million, respectively.

     The following table summarizes the plan's restricted stock activity for the last three fiscal years:

                                              ------------------------------
                                                                  Weighted
                                                                   Average
                                                Restricted        Exercise
                                                     Stock           Price
============================================================================
Shares in thousands

Outstanding at September 30, 1995                    2,078          $11.15
  Granted                                              829           10.68
  Vested                                              (571)          11.39
  Canceled                                             (49)          10.92
-----------------------------------------------------------

Outstanding at September 30, 1996                    2,287           10.93
  Granted                                              865           14.33
  Vested                                              (696)          10.84
  Canceled                                            (203)          10.57
-----------------------------------------------------------

Outstanding at September 30, 1997                    2,253           11.87
  Granted                                            1,026           21.47
  Vested                                              (670)          10.15
  Canceled                                            (108)          11.96
-----------------------------------------------------------

Outstanding at September 30, 1998                    2,501          $16.27
============================================================================

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------

Stock-Based Compensation

Had the fair value based method been adopted, the Company's proforma net income and proforma net income per common share for fiscal 1998, 1997 and 1996 would have been as follows:


                                        ------------------------------------
Years ended September 30                   1998         1997         1996
============================================================================

Net income-proforma
  (in millions)                          $121.4        $92.7       $194.0
Net income per common
  share-proforma:
  Basic                                  $ 1.80        $1.32       $ 2.74
  Diluted                                $ 1.60        $1.18       $ 2.42
============================================================================


     The estimated weighted average fair value of the options granted during fiscal 1998, 1997 and 1996 were $11.00, $6.37 and $6.82, respectively on the date of grant using the Black-Scholes option-pricing model and the following weighted average assumptions:

                                      --------------------------------------
Years ended September 30                  1998         1997         1996
============================================================================

Expected stock price volatility            34%          26%          24%
Risk free interest rate                  5.63%        6.54%        6.53%
Expected life of options               4 years      4 years      4 years
Expected annual dividends               $ 0.44       $ 0.40       $ 0.40
============================================================================


     The effects of applying the fair value based method in this proforma disclosure are not indicative of future amounts. The fair value based method does not apply to awards prior to 1995 and additional awards in future years are anticipated.

     The following table summarizes the plans' stock option activity from September 30, 1995 through September 30, 1998:

                                              ------------------------------
                                                                  Weighted
                                                                   Average
                                                     Stock        Exercise
                                                   Options           Price
============================================================================
Options in thousands

Outstanding at September 30, 1995                    2,350         $  9.12
  Granted                                               60           26.70
  Exercised                                           (681)           8.78
  Canceled                                             (29)          10.53
--------------------------------------------------------------

Outstanding at September 30, 1996                    1,700            9.77
  Granted                                               91           23.88
  Exercised                                           (300)           8.99
  Canceled                                             (34)          15.79
--------------------------------------------------------------

Outstanding at September 30, 1997                    1,457           10.67
  Granted                                              281           35.31
  Exercised                                           (393)           9.21
  Canceled                                             (23)          18.98
--------------------------------------------------------------

Outstanding at September 30, 1998                    1,322          $16.26
============================================================================


     Of the 1.3 million stock options outstanding as of September 30, 1998, 0.9 million were exercisable at a weighted average exercise price of $9.05.

     Options outstanding at September 30, 1998:

-------------------------------------------------------------------------
                                          Weighted Average
-------------------------------------------------------------------------
                       Thousands                              Remaining
      Range of        of Options          Exercise          Contractual
Exercise Price       Outstanding             Price           Life Years
=========================================================================
  $ 7.59- 7.94               683              $  7.77              2.66
    8.00- 8.72                23                 8.35              1.41
   10.47-12.28               139                10.79              1.89
   20.00-23.88               148                22.32              3.20
   26.70-35.31               329                34.01              4.70
=========================================================================


Note L Income Taxes

Income before income taxes was as follows:

                                        ------------------------------------
Years ended September 30                 1998         1997         1996
============================================================================
Dollars in millions

Domestic                                 $ 46.1       $ 30.2       $134.3
Foreign                                   121.9         86.9        145.5
----------------------------------------------------------------------------
  Total                                  $168.0       $117.1       $279.8
============================================================================



     Taxes on income consisted of the following:


                                        ------------------------------------
Years ended September 30                 1998         1997         1996
============================================================================
Dollars in millions

U.S. federal and state:
  Current                               $  (1.4)       $ 8.6        $33.3
  Deferred                                  6.4         (9.4)         1.0
----------------------------------------------------------------------------
    Total                                 $ 5.0      $  (0.8)       $34.3
============================================================================


Foreign:
  Current                                 $49.9        $46.7        $61.2
  Deferred                                  5.6         (3.8)         2.7
----------------------------------------------------------------------------
    Total                                 $55.5        $42.9        $63.9
============================================================================
       Total U.S. and Foreign             $60.5        $42.1        $98.2
============================================================================

--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


     The provision for income taxes at the Company's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

                                        ------------------------------------
Years ended September 30                   1998         1997         1996
============================================================================
Dollars in millions

Computed tax expense at the
  Federal statutory rate                  $58.8        $41.0        $97.9
Foreign income:
  Impact of taxation at different
    rates, repatriation and other           2.6          0.9          5.8
  Impact of foreign losses for
    which a current tax benefit
    is not available                        4.1          4.2          2.5
State taxes, net of federal effect          1.3          1.0          2.7
Foreign sales corporation                  (1.6)        (1.2)        (3.0)
U.S. and state benefits from
  research and experimentation
  activities                               (4.3)        (1.3)        (6.0)
Other, net                                 (0.4)        (2.5)        (1.7)
----------------------------------------------------------------------------
  Provision for income taxes              $60.5        $42.1        $98.2
============================================================================

     Significant components of deferred income taxes were as follows:

                                                    ------------------------
Years ended September 30                                1998         1997
============================================================================
Dollars in millions

Deferred tax assets:
Depreciation and amortization                         $ 30.3       $ 26.0
Pension and other benefits                              56.5         54.1
Environmental matters                                   12.6         12.6
Special charges                                          5.4          7.1
Investments                                             10.9         10.8
State and local taxes                                    4.0          4.7
Net operating loss and other tax carryforwards          12.1         17.3
Other                                                   31.5         26.4
----------------------------------------------------------------------------
  Subtotal                                             163.3        159.0
----------------------------------------------------------------------------
Valuation allowances                                   (10.7)       (16.1)
----------------------------------------------------------------------------
  Total deferred tax assets                           $152.6       $142.9
============================================================================

Deferred tax liabilities:
Depreciation and amortization                         $ 79.1       $ 65.7
Pension and other benefits                              13.8         13.0
Investments                                             11.6         42.8
Other                                                  111.8        102.2
----------------------------------------------------------------------------
  Total deferred tax liabilities                      $216.3       $223.7
============================================================================



     The valuation allowance at September 30, 1998 and 1997 represents management's best estimate of the ultimate realization of the net deferred tax amounts. The deferred tax valuation allowance decreased in 1998 by $5.4 million due primarily to decreases in the U.S. dollar value of certain foreign net operating loss carryforwards reflected as deferred tax assets.

     Approximately $39.7 million of net operating losses and other tax carryforwards remain at September 30, 1998, $26.4 million of which expire in the years 1999 through 2005, and $13.3 million of which can be carried forward indefinitely. The benefits of these carryforwards are dependent on taxable income during the carryforward period in those foreign jurisdictions wherein they arose, and accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.

     United States income tax returns for fiscal years 1994, 1995 and 1996 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

     Provisions have not been made for U.S. income taxes or foreign withholding taxes on approximately $130.0 million of undistributed earnings of foreign subsidiaries, as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to the Company or a U.S. subsidiary, or if the Company should sell its stock in the subsidiaries. However, the Company believes that U.S. foreign tax credits would largely eliminate any U.S. income tax and offset any foreign withholding tax that might otherwise be due.

Note M Supplemental Cash Flow Information

Cash paid in 1998, 1997 and 1996 for income taxes and interest was as follows:

                                        ------------------------------------
Dollars in millions                        1998         1997         1996
============================================================================

Income taxes                              $40.5        $65.5       $109.1
Interest                                  $40.0        $38.8       $ 39.1
============================================================================


Note N Commitments & Contingencies

Lease Commitments

The Company leases certain transportation vehicles, warehouse facilities, office space, machinery and equipment under cancelable and non-cancelable leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements for 1998, 1997 and 1996, totaled $15.4 million, $14.8 million and $14.5 million, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Dollars in millions
==========================================================================
1999                                                                $13.1
2000                                                                 11.8
2001                                                                  6.4
2002                                                                  2.4
2003                                                                  2.1
2004 and thereafter                                                   9.2
--------------------------------------------------------------------------
                                                                    $45.0
==========================================================================

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------

Other Long-Term Commitments

The Company has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $135.0 million for the periods 1999 to 2003.

     The Company has also entered into purchase agreements for liquefied natural gas that expire in 2003. The purchase commitments covered by this agreement have a firm take provision of nine cargoes per winter season at current prices subject to the supplier's shipping capacity.

     During 1995, the Company entered into long-term supply agreements of more than six years with certain North American tire customers. The contracts are designed to provide such customers with agreed-upon amounts of carbon black at prices based on an agreed-upon formula.

     Also during 1995, the Company agreed to participate as a 10% owner in a liquefaction plant in Trinidad, and to purchase approximately 60% of the natural gas produced by the plant. At September 30, 1998, the Company's investment in this project was approximately $17.6 million and is included in other investments. Liquefied natural gas from the project is not expected to be available until the second half of fiscal year 1999.

Contingencies

The Company is a defendant, or potentially responsible party, in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

     During 1998, a charge to environmental expenses was made for costs incurred for remediation of environmental issues related to a business divested in 1989. As of September 30, 1998, the Company has approximately $35.6 million reserved for environmental matters primarily related to divested businesses. The amount represents the Company's current best estimate of its share of costs likely to be incurred at those sites where costs are reasonably estimable based on its analysis of the extent of cleanup required, alternative cleanup methods available, abilities of other responsible parties to contribute, and its interpretation of applicable laws and regulations applicable to each site. The Company reviews the adequacy of this reserve as circumstances change at individual sites. The Company is unable to estimate the amount of reasonably possible loss in excess of the accrued amount. Included in other charges for 1998 and 1996 are environmental expenses of $3.5 million and $3.0 million, respectively. There were no charges for 1997.

     In July 1998, the Environmental Protection Agency ("EPA") informed Cabot that it will be undertaking corrective action under the Resource Conservation and Recovery Act at Cabot's facility in Boyertown, Pennsylvania. A site visit by the Army Corps of Engineers to initiate this action occurred in late September, 1998. It is unclear at this time what corrective action, if any, will be required at the site and what costs Cabot will incur as a result.

     In the opinion of the Company, although final settlement of these suits and claims may impact the Company's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on the Company's financial position.

     The Company is contingently liable under a limited guarantee of its proportionate share for the project financing of the liquefaction plant in Trinidad. The Company's guarantee will expire when the plant begins commercial production, which is expected to occur in the second half of fiscal year 1999. At September 30, 1998, approximately $457.8 million was outstanding under the joint venture's debt agreement. Cabot's 10% share amounted to $45.8 million.

Note O Risk Management

Cabot Corporation is a global company divided into two distinct segments, the Specialty Chemicals and Materials Group and Energy Group. Cabot manufactures, markets, and distributes specialty chemicals and materials through seven businesses: carbon black, fumed silica, plastics, performance materials (principally tantalum), microelectronics materials, inkjet colorants and specialty fluids. These products span several markets including automotive, electronics, transportation, aerospace, defense, pharmaceuticals, silicone rubber, packaging, agriculture, construction, inkjet printing and oil and gas drilling services. In addition, the Company's Energy Group operates a liquefied natural gas importing, storing and distribution company serving markets which include gas and electric utilities and independent power producers. In total, Cabot operates 45 plants in 23 countries.

Market Risk

The Company uses derivative financial instruments primarily to reduce exposure to fluctuations in interest rates and foreign exchange rates, and to a lesser extent, to reduce exposure to fluctuations in commodity prices and other market risks. When entered into, these financial instruments are generally designated as hedges of underlying exposures associated with specific assets, liabilities or firm commitments, and are monitored to determine if they remain effective hedges. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and thus, are not a measure of the exposure of the Company through its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other

--------------------------------------------------------------------------------
notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------

terms of the derivatives, such as interest rates, exchange rates, or other financial indices.

     The Company is exposed to credit loss in the event of nonperformance by counterparties to the swap agreements. However, the Company has established strict counter-party credit guidelines and only enters into transactions with financial institutions of investment grade or better. The Company considers the risk of counter-party default to be minimal.

     Because of the correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the instruments are generally offset by changes in the value of the underlying exposures.

Interest Rate

The Company maintains a percentage of fixed and variable rate debt within defined parameters. The Company uses interest rate swaps to hedge its exposure on fixed and variable rate debt positions. Variable rates are predominantly linked to the London Interbank Offered Rate ("LIBOR") as determined at either three or six month intervals. The interest rate provided by the swap on variable rate debt is 7.4%.

     At September 30, 1998 and 1997, the notional principal amounts of the interest rate swap agreements were $150.0 million, expiring in 2004 and 2007. The notional amount is the amount used for the calculation of interest payments which are exchanged over the life of the swap transaction and equal to the amount of principal exchanged at maturity. For 1998, 1997 and 1996, the gains or losses in interest income or expense associated with these agreements were immaterial. The fair value of the swaps were $(17.7) million and $(6.3) million as of September 30, 1998 and 1997, respectively.

Foreign Currency

The Company's international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. The Company closely monitors its operations in each country so that it can respond to changing economic and political environments and to fluctuations in foreign currencies. Accordingly, the Company utilizes foreign currency option contracts and forward contracts to hedge its exposure on anticipated transactions and firm commitments, primarily for receivables and payables denominated in currencies other than the entities' functional currencies. The Company also monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. Foreign currency instruments generally have maturities that do not exceed twelve months.

     The Company has foreign currency instruments, primarily denominated in the German deutschemark, Japanese yen, British pound sterling, Swedish krona, Canadian dollar, and Australian dollar. At September 30, 1998 and 1997, the Company had $20.0 million and $63.4 million in foreign currency instruments outstanding, respectively. For 1998, 1997 and 1996, the net realized gains or (losses) associated with these types of instruments were $1.6 million, $4.6 million and $(0.5) million, respectively. The net unrealized gain as of September 30, 1998 and net unrealized loss as of September 30, 1997, based on the fair market value of the instruments, were not material to each respective period.

Commodities

The Company has price risk exposure, due to changes, in its natural gas sales revenue and supply costs. The Company has entered into commodity futures contracts and commodity price swaps to hedge its gross margin exposure. The Company utilizes commodity futures contracts and commodity price swaps for hedging firmly committed sales transactions and monitors its exposure daily to ensure overall effectiveness of its hedge positions.

     At September 30, 1998, the notional principal amounts of the futures contracts were $6.3 million, maturing through February, 1999. As the contracts were executed on September 30, 1998, no gain or loss, realized or unrealized, has been recorded. The Company committed to a commodity price swap at September 30, 1997 for natural gas volumes during the winter season with a notional principal amount of $2.3 million, maturing through February, 1998. For 1998, the realized gain associated with this swap was $0.4 million.

Concentration of Credit

Financial instruments that subject the Company to concentrations of credit risk consist principally of trade receivables. Tire manufacturers comprise a significant portion of the Company's trade receivable balance. At September 30, 1998 and 1997, the Company had trade receivables of approximately $48.5 million and $62.6 million, respectively, from tire manufacturers. Although the Company's exposure to credit risk associated with nonpayment by tire manufacturers is affected by conditions or occurrences within the tire industry, trade receivables from the tire manufacturers were current at September 30, 1998, and no such manufacturer exceeded 5% of the Company's receivables at that date.

Note P Financial Information by Industry Segment & Geographic Area

The Company's business consists of two segments, the Specialty Chemicals and Materials Group and Energy Group. A description of the Company's two business segments and their products,

--------------------------------------------------------------------------------
                        notes to consolidated financial statements (continued)
--------------------------------------------------------------------------------


services, and markets served is included in Note O. The Energy Group is located exclusively in the United States and has no export sales. Energy Group sales for 1996 include sales to a major customer in the amount of $278.0 million.

     Financial information by geographic area was as follows:

                                          --------------------------------------
    Years ended September 30                 1998         1997         1996
================================================================================
    Dollars in millions

    Sales
    United States:
      Sales, excluding export sales
        Specialty Chemicals
           and Materials                    $ 563.7      $ 566.9      $ 526.6
        Energy                                210.9        199.7        422.0
      Export sales                            119.6         93.9        109.7
--------------------------------------------------------------------------------
           Total                              894.2        860.5      1,058.3
    Europe                                    598.6        603.8        638.6
    Other areas                               284.2        302.1        281.5
--------------------------------------------------------------------------------
           Total                            1,777.0      1,766.4      1,978.4
    Less: Eliminations                        129.2        136.4        122.1
--------------------------------------------------------------------------------
           Net sales                       $1,647.8     $1,630.0     $1,856.3
================================================================================

    Operating Profit
    United States:
        Specialty Chemicals
           and Materials                     $ 90.1      $ 107.3      $ 142.3
        Energy                                 15.1          6.6         23.0
    Europe                                     82.0         67.0         99.2
    Other areas(a)                            (31.0)         6.0         19.0
--------------------------------------------------------------------------------
           Total operating profit             156.2        186.9        283.5
--------------------------------------------------------------------------------
    Interest expense                           42.0         43.2         41.7
    General corporate/other
      expenses, net(b)                         31.4         26.6         29.2
    Costs related to divested business          5.1           --           --
    Gain on sale of business                     --           --        (38.9)
    Gain on sale of equity securities         (90.3)          --        (28.3)
--------------------------------------------------------------------------------
           Income before income
             taxes                          $ 168.0      $ 117.1      $ 279.8
================================================================================

    Depreciation and Amortization
    Specialty Chemicals and
      Materials                             $ 113.5      $ 107.6       $ 93.8
    Energy                                      1.7          2.0          2.9
    General corporate                           0.2          0.3          0.3
--------------------------------------------------------------------------------
           Total                            $ 115.4      $ 109.9       $ 97.0
================================================================================

    Fixed Asset Additions
    Specialty Chemicals
      and Materials                         $ 151.3      $ 157.4      $ 207.7
    Energy                                     34.2          5.4          0.5
    General corporate                           1.9           --          0.9
--------------------------------------------------------------------------------
           Total                            $ 187.4      $ 162.8      $ 209.1
================================================================================

    Identifiable Assets
    United States:
        Specialty Chemicals
           and Materials                    $ 629.2      $ 602.6      $ 529.2
        Energy                                121.3         88.4         79.7
    Europe                                    506.1        434.1        494.8
    Other areas                               321.5        405.6        403.7
    General corporate(c)                      136.0        208.9        270.8
    Equity in affiliates-Europe                --            6.8          9.3
    Equity in affiliates-Other areas           91.1         79.3         70.1
--------------------------------------------------------------------------------
           Total                           $1,805.2     $1,825.7     $1,857.6
================================================================================




(a) Results for 1998 include a $60.0 million pretax asset impairment charge related to an Indonesian carbon black facility.

(b) General corporate/other expenses, net, include corporate management costs reduced by investment income.

(c) General corporate assets include cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes and headquarters' assets.

Note Q Unaudited Quarterly Financial Information

Unaudited financial results, by quarter for the fiscal years ended September 30, 1998 and 1997, are summarized below and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations. Certain 1998 items have been reclassified to reflect changes in the Company's organization during the year.

Dollars in millions,      ------------------------------------------------------
except per share amounts   December    March     June    September       Year
================================================================================

    Fiscal 1998
    Net sales               $435.4    $457.0    $376.3     $379.1    $1,647.8
    Cost of sales            302.2     312.5     247.3      258.9     1,120.9
    Net income                31.5      37.5      33.2(a)    19.4       121.6
    Income applicable
      to common shares      $ 30.6    $ 36.7    $ 32.5     $ 18.6    $  118.4
--------------------------------------------------------------------------------
    Income per
      common share
      (diluted)(c)          $ 0.41    $ 0.50    $ 0.44     $ 0.26    $   1.61
================================================================================

    Fiscal 1997
    Net sales               $398.8    $432.0    $398.6     $400.6    $1,630.0
    Cost of sales            279.7     305.6     274.2      284.9     1,144.4
    Net income                25.2      29.4      28.7        9.5(b)     92.8
    Income applicable
      to common shares      $ 24.3    $ 28.6    $ 27.9     $  8.7    $   89.5
--------------------------------------------------------------------------------
    Income per
      common share
      (diluted)(c)          $ 0.32    $ 0.38    $ 0.37     $ 0.12    $   1.19
================================================================================

(a) Includes a $60.0 million pretax asset impairment charge related to an Indonesian carbon black facility and a $25.0 million pretax charge related to a tantalum ore recovery project. Also includes a $90.3 million pretax gain from the sale of K N Energy, Inc. common stock.

(b) Includes asset impairments and severance pretax charges of $18.2 million.

(c) During the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"). As a result, fully diluted earnings per share have been replaced by diluted earnings per share. The 1997 amounts have been restated to reflect SFAS No. 128.

--------------------------------------------------------------------------------
management responsibility
--------------------------------------------------------------------------------


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

     PricewaterhouseCoopers LLP, independent accountants, were engaged by the Company to audit these financial statements. Their audit was conducted in accordance with generally accepted auditing standards and included a study and evaluation of the Company's system of internal accounting controls, selected tests of that system, and related audit procedures as they consider necessary to render their opinion.

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


/s/ Samuel W. Bodman
Samuel W. Bodman
Chief Executive Officer


/s/ Robert L. Culver
Robert L. Culver
Chief Financial Officer


/s/ William T. Anderson
William T. Anderson
Chief Accounting Officer


--------------------------------------------------------------------------------
                                               report of independent accountants
--------------------------------------------------------------------------------


To The Directors and Stockholders of Cabot Corporation In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Cabot Corporation and its subsidiaries at September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PRICEWATERHOUSECOOPERS LLP


Boston, Massachusetts
October 26, 1998



  48