Form 10-K, Exhibit 13
period 1999-09-30
CABOT CORP
filed 1999-12-29
CIK 16040

                                                                      EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cabot Corporation is organized into five reportable segments: Chemicals Group, Performance Materials ("CPM"), Specialty Fluids ("CSF"), Microelectronics Materials ("MMD"), and Liquefied Natural Gas ("LNG"). The Chemicals Group is comprised of the carbon black, fumed silica, plastics, and inkjet colorants businesses.

         The following discussion of results includes segment sales and operating profit before taxes ("PBT"). Segment PBT is a measure used by Cabot's chief operating decision-makers to measure the Company's consolidated operating results and assess segment performance. (Refer to Note Q of the consolidated financial statements for a definition of PBT and additional segment information.)

         Cabot's calculation of segment PBT may not be consistent with the calculation of PBT of other public companies and segment PBT should not be viewed by investors as an alternative to Generally Accepted Accounting Principles ("GAAP") measures of income.

         The following analysis of financial condition and operating results should be read in conjunction with Cabot's consolidated financial statements and accompanying notes. Unless a calendar year is specified, all references in this discussion to years are to Cabot's fiscal years ended September 30.

OVERVIEW

Cabot reported earnings per share of $1.31 versus $1.61 in 1998. The earnings shortfall is largely the result of reduced margins in Cabot's carbon black business, lower LNG profits, and $26 million of charges related to cost reduction initiatives. Carbon black accounts for more than 50% of Cabot's total PBT. Profitability in the carbon black business was negatively affected by lower selling prices that more than offset the benefit of lower feedstock costs. In LNG, lower natural gas selling prices more than offset volume improvements. CPM, MMD, and Inkjet Colorants all reported improvements in financial performance in 1999.

         In July 1999, Cabot announced several initiatives focused on improving shareholder value. These included cost reduction initiatives across its businesses aimed at reducing annual costs by $30 million to $35 million, plans for an initial public offering of approximately 15% of MMD, and management's intention to review the ownership structures of LNG and CPM. Currently, Cabot expects the MMD initial public offering to occur in the second calendar quarter of 2000. Management continues to examine various alternatives to optimize the performance and value in its liquefied natural gas and performance materials businesses.

         Cabot continues to pursue its strategy of managing costs, and developing new products and businesses based on its core competencies. Cabot is also committed to achieving productivity improvements and further refining its business portfolio in order to achieve its objectives of increasing earnings and stock price performance.

RESULTS OF OPERATIONS

Cabot's sales for 1999, 1998 and 1997 were $1,695 million, $1,644 million and $1,625 million, respectively. Higher volumes increased sales 9% in 1999, while lower selling prices decreased sales by 4%. Negative currency exchange effects also reduced revenue by 2%. Sales increased $19 million in 1998 due to increased volumes and greater firm sales commitments in LNG, which more than offset the effects of lower carbon black selling prices and negative currency effects.

         Cabot has been developing and commercializing new high-value, differentiated products. Five-year new products (defined as products first sold in commercial quantities within the last five years) accounted for approximately 13% of revenues, excluding LNG, in 1999.

CHEMICALS GROUP: CARBON BLACK, FUMED SILICA, PLASTICS, INKJET COLORANTS

                                            SEGMENT SALES     SEGMENT PBT
-------------------------------------------------------------------------
DOLLARS IN MILLIONS

   1999                                         $1,204          $ 188
   1998                                          1,279            221
   1997                                          1,326            209
=========================================================================

Sales for the Chemicals Group were $1,204 million in 1999, compared with $1,279 million in 1998 and $1,326 million in 1997. Lower volumes reduced sales by 1% in 1999. Lower selling prices also reduced sales for the year by 3%, reflecting a competitive pricing environment in several of Cabot's chemical businesses. Finally, the negative effects of a stronger U.S. dollar reduced sales by 2%. PBT decreased 15% to $188 million in 1999 from $221 million in 1998. Lower volumes and selling prices more than offset the benefit of lower average raw material costs. In 1998, sales fell 4% and PBT improved 6%. Chemicals Group volume gains partially offset the effects of lower year-to-year carbon black selling prices and a stronger U.S. dollar. Increased profitability in the fumed silica and plastics businesses improved segment results in 1998.

         Carbon black sales were down 6% from last year. Carbon black volumes were flat and prices were down 6% year-over-year. Carbon black selling prices decreased due to both dramatic oil

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


price declines during the first half of the year and a generally weak pricing environment in certain markets. Oil price declines did, however, improve the total cost of acquiring feedstock materials in 1999. Feedstock costs were reduced by 11% compared with 1998. Lower feedstock costs were more than offset by reduced selling prices, causing a 9% reduction in PBT in 1999.

         Fumed silica sales and PBT were relatively flat compared with the prior year. Volumes were down 2% caused in part by softened demand in the silicone rubber market. Selling prices increased 2%, driven by higher sales of treated products and increased sales of new products.

         Plastics sales declined 6%. Volumes were relatively flat and prices decreased 6%. Pricing in the plastics industry has come under pressure in recent years with the addition of industry capacity. Lower carbon black feedstock costs also put downward pressure on prices. PBT declined 9% for the year, as the effects of lower raw material costs could not offset a reduction in prices and increases in conversion costs.

         Inkjet colorants contributed an incremental $6 million to PBT in the form of reduced losses. Cabot colorants were included in a third inkjet printer platform and a fourth is expected in the second quarter of 2000.


Sales by segment 1999                    in percent
---------------------                    ----------
Chemicals Group.........................     67
Liquefied Natural Gas...................     15
Performance Materials...................     11
Microelectronics Materials..............      6
Specialty Fluids........................      1

OUTLOOK FOR 2000

The Chemicals Group expects volume growth in all businesses and price pressure is expected to moderate in certain markets, however, the overall business environment will likely remain very competitive in 2000. Recent cost initiatives are aimed primarily at improving profitability in Cabot's Chemicals Group businesses.

         The carbon black business expects modest volume growth and continued pressure on prices. Feedstock costs have increased substantially from mid-1999 lows, which has caused additional margin squeeze. Recent market conditions, including the consolidation in the tire and auto industries, underscore the need for continuing cost reduction efforts. Reduced conversion costs and operating expenses will help offset margin squeeze in 2000.

         Sales volume for fumed silica is expected to grow as a result of the continued strength of the automotive industry, construction growth and sales of new products. To meet overall increasing global demand, Cabot completed a fumed silica plant in Midland, Michigan. The plant began production in November 1999 and has an annual capacity of 16 million pounds.

         Plastics volumes have recently rebounded due to a combination of increasing polymer prices and new business growth. Variable margins, however, have suffered due to the inability to fully recover recent carbon black feedstock and polymer price increases. Selling price increases, which have been put in effect in the first quarter of 2000, and ongoing cost reductions, should contribute to an improvement in operating results next year.

         Inkjet colorants should contribute modestly to earnings in 2000.

   PERFORMANCE MATERIALS(1)

                                          SEGMENT SALES     SEGMENT PBT
-----------------------------------------------------------------------
DOLLARS IN MILLIONS

   1999                                       $187             $34
   1998                                        175              25
   1997                                        153              16
=======================================================================

(1) Financial information includes distributor sales and equity in net income of joint ventures.

Performance Materials sales were $187 million in 1999, compared with $175 million in 1998 and $153 million in 1997. Volumes increased 4% in 1999 due to increased demand for tantalum capacitors by wireless communication companies, coupled with a resurgence of the personal computer market. Volumes also increased due to higher sales of Cabot's intermediate products. Improved prices increased revenue by 3%. Improvements in volumes, prices, conversion, and operating expenses offset increases in tantalum ore costs, resulting in a 36% improvement in profitability. In 1998, improved financial performance was largely the result of improved volumes, offset by increased new product development spending.

OUTLOOK FOR 2000

The strength in the electronics industry is expected to contribute to improved tantalum powder volumes in 2000. Higher capacitance powders produced by this segment are currently sold out and on allocations with customers. Increases in average selling prices are also anticipated due to a richer product mix. However, lower contractual volumes for CPM's intermediate products are expected to negatively impact financial results in 2000.

SPECIALTY FLUIDS

                                          SEGMENT SALES     SEGMENT PBT
-----------------------------------------------------------------------
DOLLARS IN MILLIONS

   1999                                       $ 12              $(3)
   1998                                         13               (2)
   1997                                         11               (4)
=======================================================================

Specialty Fluids sales in 1999 were $12 million, versus $13 million in 1998 and $11 million in 1997. Although this business is primarily focused on commercializing cesium formate oilfield fluids, sales to date have been generated primarily from the production and sales of spodumene and tantalum. Customer trials of cesium formate drilling and completion fluids by the oil and gas industry were inhibited in 1999 by an oil industry downturn. During 1999, Cabot temporarily suspended production at the cesium formate plant due to an inventory overload of cesium formate. Management expects production will resume as cesium formate gains market acceptance.

Sales by geographic region 1999         in percent
-------------------------------         ----------
North America.........................      51
Europe................................      35
South America.........................      10
Asia Pacific..........................       4

OUTLOOK FOR 2000

CSF continues to aggressively market cesium formate drilling fluids. Success in this segment will be driven by market acceptance from the oil and gas drilling sectors, which are gradually recovering from the industry downturn and are expected to continue to recover over the next 12 months. Cesium formate was used successfully in three North Sea completion operations. Each completion operation was performed for a different major oil company. As fiscal 2000 progresses, CSF expects to demonstrate that cesium brine fluids can provide value in a wider variety of applications in the oil drilling business.

MICROELECTRONICS MATERIALS

                                          SEGMENT SALES     SEGMENT PBT
-----------------------------------------------------------------------
DOLLARS IN MILLIONS

   1999                                       $ 96             $ 22
   1998                                         57                9
   1997                                         34                1
=======================================================================

Microelectronics Materials sales were $96 million in 1999, compared with $57 million in 1998 and $34 million in 1997. The segment experienced strong volume gains of 53% and average price increases of 14%. The substantial volumes growth in 1999 resulted from the introduction of new products and strength in MMD's existing product portfolio. Increased adoption of chemical mechanical planarization in the semiconductor industry has driven the growth of this business over the last three years. MMD completed a new facility in Geino, Japan, during the year to provide additional capacity to keep pace with growing demand. In 1998, volumes grew 61%.

         PBT increased to $22 million in 1999, primarily due to improved volumes and increased adoption of higher value new products, offset somewhat by increased selling, technical, and administrative expenses. PBT was $9 million in 1998, up from $1 million in 1997 due to increased volumes and improved plant utilization, offset somewhat by higher spending on research and development and market development initiatives.

OUTLOOK FOR 2000

MMD's performance is expected to improve in 2000, with higher average prices and volume growth anticipated from new product sales. In 1999, MMD introduced its new LUSTRATM polishing slurry for the rigid disk market and EPICTM polishing pads. Sales of rigid disk slurries have been better than anticipated and are expected to contribute significantly to MMD's financial performance in 2000. Significant investment spending will continue, including plans to expand North American manufacturing and to purchase land in Korea for a new facility.

LIQUEFIED NATURAL GAS

                                          SEGMENT SALES     SEGMENT PBT
-----------------------------------------------------------------------
DOLLARS IN MILLIONS

   1999                                       $ 265           $ 7
   1998                                         211            15
   1997                                         200             7
=======================================================================

Sales for LNG were $265 million in 1999, compared with $211 million in 1998 and $200 million in 1997. LNG volumes increased 46% in 1999. Commencement of LNG shipments from Trinidad, which began during the third quarter, allowed Cabot to increase volumes in 1999. LNG supplied the New England gas market with 88 million British Thermal Units ("BTU"s) in 1999 versus 60 million BTUs in 1998. However, lower natural gas selling prices caused by warmer than normal weather reduced revenues for the year by 20%.

         PBT was $7 million in 1999 versus $15 million in 1998. Lower natural gas selling prices offset the earnings effect of improved volumes and gas costs. The increase in earnings in 1998 was primarily due to a more ample and assured supply of LNG than in previous years, which enabled management to contract firm sales commitments for a greater amount of LNG during the winter season.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


OUTLOOK FOR 2000

Improved performance in LNG is expected in 2000 due to availability of natural gas from Trinidad and higher gas selling prices. Cabot has sold forward a significant portion of its expected cargoes in 2000 and, therefore, anticipates that LNG will generate about $20 million in PBT.

COMPANY SUMMARY

INCOME BEFORE INCOME TAXES, INCOME TAXES, AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES

Income before income taxes was $136 million in 1999, down 19% from $168 million in 1998 and up 16% from $117 million in 1997. Earnings for 1999 were significantly reduced by several charges related to capacity utilization and cost reduction initiatives. The cost reduction initiatives included $16 million for severance and termination benefits for approximately 265 employees, of which $7 million was paid in 1999, and a charge of $10 million for the retirement of certain long-lived plant assets, primarily at the Australian carbon black facility and European plastics masterbatch operations. Cabot expects the initiatives to be substantially completed by the end of fiscal year 2000.

OPERATING EXPENSES*

DOLLARS IN MILLIONS

1997            1998             1999
----            ----             ----
284             296              281

* Includes research and technical, and selling and administrative expenses.

         Gross margin decreased $30 million versus 1998, as significant declines in carbon black and LNG selling prices offset lower carbon black feedstock costs and volume improvements. In 1998 gross margin increased $39 million primarily due to improved volumes, higher LNG selling prices and lower carbon black feedstock costs, which offset the effects of lower year-over-year carbon black selling prices and unfavorable currency exchange rates.

         Operating expenses include research and technical service, and selling and administrative expenses. Research and technical service spending was $73 million for 1999, down 9% from $80 million in 1998. The decrease reflected reduced spending in the carbon black and CPM businesses, which was somewhat offset by increased spending in MMD and fumed silica new product development programs. Cabot is committed to the development of new differentiated products for its businesses. Cabot anticipates research and technical service spending to remain near $65 million in 2000 for these and other initiatives. Selling and administrative expenses were $208 million in 1999 versus $216 million in 1998. The decrease in 1999 reflects cost improvement efforts across Cabot's businesses.

         Interest expense was $46 million in 1999 compared with $42 million in 1998 and $43 million in 1997.

         Other charges, net, decreased from $15 million in 1998 to $7 million in 1999. The decrease was primarily due to nonrecurring costs related to a divested business in 1998 and a reduction in foreign currency exchange losses. Results in 1998 included the effects of a significant devaluation of the Indonesian rupiah.

         Cabot's overall effective income tax rate was 36% in 1999, 1998 and 1997. The underlying factors affecting Cabot's overall effective tax rates are summarized in Note M of the consolidated financial statements.

         Cabot's share of the earnings of investments in equity affiliates was $13 million in 1999 compared with $17 million in 1998 and $20 million in 1997.

NET INCOME

Net income in 1999 was $97 million ($1.31 per diluted common share) compared to $122 million ($1.61 per diluted common share) in 1998 and $93 million ($1.19 per diluted common share) in 1997.

         The following table summarizes the impact of special items on diluted earnings per common share:

                                                 1999       1998       1997
---------------------------------------------------------------------------
SPECIAL ITEMS
Sale of K N Energy, Inc. stock                  $ 0.09     $ 0.77        --
Carbon black asset impairment                    --         (0.51)       --
Tantalum ore recovery charge                     --         (0.21)       --
Cost reduction initiatives/programs              (0.23)     --        $(0.15)
----------------------------------------------------------------------------
Earnings per common
  share - diluted                               $(0.14)    $ 0.05     $(0.15)
============================================================================

Excluding special items, net income would have been $107 million in 1999, $118 million in 1998 and $104 million in 1997. For a more detailed discussion of special items, refer to Note B of the consolidated financial statements.

RISK MANAGEMENT

Cabot's objective in managing its exposure to interest rate changes, foreign currency rate changes, and commodity price changes is to limit the impact of the changes on earnings. To achieve its objectives, Cabot identifies these risks and manages them through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Chemicals Group enters into contracts with customers and suppliers that are designed to limit the risk of certain foreign currency rate and commodity price changes. Cabot enters into certain contracts in the carbon black business in which the price of the product is adjusted based on certain price movements in feedstock. LNG enters into certain supply contracts where the purchase price of LNG is adjusted based on the final selling price. Certain contracts in Cabot's foreign subsidiaries are denominated in U.S. dollars or a currency other than the functional currency of the subsidiary. Additionally, Cabot attempts to limit its net monetary exposure in currencies of hyper-inflationary countries, primarily in South America.

         Cabot determines its worldwide exposures to interest rate changes, foreign currency rate changes, and commodity price changes and reduces the impact of rate and price changes through the use of derivative financial instruments. These financial instruments are designated as hedges of underlying exposures associated with specific assets, liabilities, or firm commitments or anticipated transactions and are monitored to determine if they remain effective hedges. Market risk exposure to other financial instruments is not material to earnings, cash flow, or fair values.

         Cabot manages market risks pursuant to policies aimed at protecting Cabot against risks and prohibiting speculation on market movements. Actions taken by Cabot's businesses to provide such protection are reviewed and approved by Cabot's Risk Management Committee, which is charged with enforcing Cabot's risk management policy.

Interest Rates

Cabot's objective in managing its exposure to interest rate changes is to reduce the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, Cabot uses interest rate swaps to hedge and/or lower financing costs and to adjust fixed and variable rate debt positions. Cabot maintains a percentage of fixed and variable rate debt within defined parameters.

Foreign Currency

Cabot's international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. Operations in each country are closely monitored so Cabot can respond to changing economic and political environments and to fluctuations in foreign currencies. Accordingly, Cabot utilizes foreign currency option contracts and forward contracts to hedge its exposure of firm commitments or anticipated transactions, and receivables and payables primarily denominated in currencies other than the functional currencies. Cabot also monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. Cabot has foreign currency instruments primarily denominated in the EURO, Japanese yen, British pound sterling, Swedish krona, Canadian dollar, and Australian dollar.

Commodities

Cabot is exposed to commodity price fluctuations that can affect its sales revenues and supply costs. From time to time, Cabot enters into commodity futures contracts, commodity price swaps, and/or option contracts to hedge a portion of firmly committed and anticipated transactions against such natural gas price fluctuations. Cabot monitors its exposure to ensure overall effectiveness of its hedge positions.

Value-At-Risk

Cabot utilizes a Value-at-Risk ("VAR") model to determine the maximum potential loss in the fair value of its interest rate, foreign exchange, and commodity sensitive derivative financial instruments within a 95% confidence interval. (See Note P of the consolidated financial statements for risk management.) Cabot's computation was based on the interrelationships between movements in interest rates, foreign currencies, and commodities. These interrelationships were determined by observing historical interest rate, foreign currency, and commodity market changes over corresponding periods. The assets and liabilities, firm commitments and anticipated transactions, which are hedged by derivative financial instruments, were excluded from the model. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. There are various modeling techniques that can be used in the

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


VAR computation. Cabot's computations are based on the Monte Carlo simulation. The VAR model is a risk analysis tool and does not purport to represent actual gains or losses in fair value that will be incurred by Cabot. The VAR model estimated a maximum loss in market value of $20 million from October 1, 1999, through September 30, 2000, for derivative instruments held as of September 30, 1999.

         At no time during the year did actual changes in market value exceed the VAR amounts during the reporting period.

         In 1998, Cabot was unable to aggregate its derivative financial instruments for the VAR model. Cabot's VAR models estimated a maximum loss in market value for each type of derivative instrument held as of September 30, 1998. The results of the VAR models were as follows:

                                    MAXIMUM LOSS           PERIOD
                                    ------------           ------
   Foreign currency                 $ 0.4 million       two weeks
   Interest rate                    $12.0 million      six months
   Commodity                        $ 1.0 million       one month

         Management does not foresee or expect any significant changes in the management of hedging instruments relating to interest rate, foreign currency, or commodity exposures or in the strategies it employs to manage such exposures in the near future.

         Since Cabot utilizes interest rate, foreign currency, and commodity sensitive derivative instruments for hedging, a loss in fair value for those instruments is generally offset by increases in the value of the underlying transaction.

EURO CONVERSION

On January 1, 1999, certain members of the European Union established fixed conversion rates between their existing currencies and the EURO. The transition period is anticipated to extend between January 1, 1999, and July 1, 2002. Cabot has assessed the impact of the conversion on information technology systems, currency exchange rate risk, derivatives and other financial instruments, continuity of material contracts, as well as income tax and accounting issues. Cabot does not expect the conversion during the transition period to have a material impact on Cabot's consolidated financial statements.

CASH FLOW AND LIQUIDITY

Cash generated in 1999 from operating activities was $208 million, compared with $237 million in 1998 and $144 million in 1997 (see the consolidated statements of cash flows). The change in 1999 is primarily due to an increase in working capital. The change in working capital was primarily due to the consolidation of the company's Shanghai carbon black joint venture and increased business activity at Cabot LNG in the fourth quarter this year compared with the fourth quarter last year.

         Capital spending on property, plant and equipment, and investments and acquisitions for 1999, 1998 and 1997 was $172 million, $247 million and $181 million, respectively. The major components of the 1999 and 1998 capital program included new business expansion and normal plant operating capital projects, Cabot's equity share of a natural gas liquefaction project in Trinidad, refurbishment of Cabot's LNG tanker, and capacity expansion in Cabot's fumed silica and MMD businesses.

         Capital expenditures for 2000 are expected to approximate $150 million and include projects for maintenance and replacement, and MMD plant expansion. Although Cabot expects to continue to invest in new business opportunities, this represents a decrease in the rate of capital spending from 1999.

         During the next several years, Cabot also expects to spend a significant portion of its $39 million environmental reserve in connection with remediation at various environmental sites. These sites are primarily associated with divested businesses.

Capital expenditures 1999              in percent
-------------------------              ----------
process improvement..................      35
maintenance improvement..............      25
new business expansion...............      20
compliance...........................      10
infrastructure.......................      10


         In 1999, Cabot sold 1 million shares of K N Energy, Inc. ("KNE") and recognized a $10 million gain from the sale of those equity securities. In 1998, Cabot sold 2 million shares of KNE and recognized a $90 million gain from the sale of those equity securities.

         Cash used in 1999 in financing activities was $69 million, compared with $131 million in 1998 and $15 million in 1997.

         On September 11, 1998, Cabot's Board of Directors authorized the repurchase of 4 million shares of Cabot's common stock. As of September 30, 1999, approximately 2 million shares remained available for purchase under the Board authorization.

         During 1999, Cabot repurchased 1.6 million shares of its common stock for $39 million. During 1998, 3.8 million shares were repurchased for $101 million. During 1997, 3.5 million shares were repurchased for $85 million. Cabot has predominately used the proceeds of asset sales to finance share repurchases over the last three years.

         On June 30, 1999, Cabot purchased from a financial institution, loans to Cabot employees totaling $18 million in connection with the purchase of restricted shares of Cabot Corporation common stock, awarded under the Company's 1996 Equity Incentive Plan.

         During 1999, Cabot paid cash dividends of $0.44 per share. In November 1999, the Board of Directors approved an $0.11 per share dividend payable in the first calendar quarter of 2000.

         Cabot's ratio of total debt (including short-term debt, net of cash) to capital increased from 43% at September 30, 1998, to 44% at September 30, 1999.

         On September 29, 1998, Cabot filed a shelf registration statement with the Securities and Exchange Commission ("SEC") for up to $500 million of debt securities that may be issued from time to time. The SEC declared the registration statement effective on October 13, 1998.

         In December 1998, Cabot issued $100 million of medium-term notes. As of September 30, 1999, the notes mature as follows: $40 million in one year, $30 million in six years, and $30 million in 19 years. The notes have a weighted-average interest rate of 6.6%. Proceeds from the issuance were used to reduce short-term debt.

         Cabot maintains a credit agreement under which it may borrow up to $300 million at floating rates. The facility is available through January 3, 2002. Cabot had no borrowings outstanding under this agreement at September 30, 1999. Management expects cash from operations and present financing arrangements, including Cabot's unused line of credit and shelf registration, to be sufficient to meet cash requirements for the foreseeable future.

                            SOURCES AND USES OF CASH

IN MILLIONS OF DOLLARS

                                        SOURCES OF CASH       USES OF CASH
                                        1998       1999      1998      1999
                                        ----       ----      ----      ----
Other                                      6          8
Sales of assets                          136         21
Borrowings                               116        103
Operations                               237        208

Other                                                                    18
Share repurchases, net                                         81        35
Dividends                                                      32        32
Debt repayment                                                134        88
Capital expenditures and investments                          247       172

YEAR 2000 READINESS DISCLOSURE

Cabot's Year 2000 plan has three key areas of focus and is overseen by the Executive Steering Committee. Cabot's Program Management Office was established to coordinate Year 2000 efforts with regional teams in Asia Pacific, Europe, North America, and South America. These teams have been in place and working for more than a year. Cabot's Year 2000 efforts have progressed on schedule.

         The first key area of focus was Cabot's core business systems software, PC hardware and desktop software, and manufacturing plant devices and software. Cabot's plan with respect to this area includes the inventory of all core business systems software, PC hardware and desktop software, and plant devices and software that have clocking devices or computer codes that will be impacted by the change of date to Year 2000; assessment for priority as to mission critical systems; upgrading or replacing such hardware and software as required; testing and placing into an operational state; and developing contingency plans. The current status and plans for each component of this area are as follows:

         Core Business Systems: This component includes all software and hardware systems that record relevant data for business operations and summarize revenue, cost, cash flows, capital, and other information. Cabot completed the inventory, assessment, remediation, and testing of core business systems, with two exceptions as detailed below.

         Global business systems renewal projects have been completed. These projects included the rollout of AspenTech's manufacturing production support systems, the migration of Cabot's Asia Pacific and European facilities to the JDEdwards and Marcam suites of business software, and the upgrade to PeopleSoft Human Resources globally. A small amount of data conversion and acceptance testing will be completed in December 1999 for laboratory information management systems in Asia Pacific and South America, and for a shop floor bar coding system in one North American facility.

         PC Hardware and Desktop Software: Cabot has completed the inventory, assessment, remediation and testing phases for its PC hardware, including replacement or repair of desktop hardware and mission critical software.

         Manufacturing Plant Devices and Software: Cabot completed the inventory and assessments of plant embedded devices and software during the second quarter of 1999. Replacement or repair of plant devices and software, and final testing in all manufacturing facilities was substantially completed by September 30, 1999.

         Contingency plans for this key area have been developed and will be reviewed and revised up through the change to the millennium.

         The second key area of focus was Cabot's supply chain. This included identifying key suppliers whose supply disruption could have an adverse impact on Cabot's ability to produce and ship product; working with these suppliers to decrease the chances supply will be disrupted; identifying alternative sources or contingency plans as needed; and attempting to obtain writ-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)


ten assurances that purchased products and services are Year 2000 ready. Even in cases where Cabot has received assurances that delays or disruptions will not be encountered by third parties, Cabot is not in a position to determine with certainty whether the assurances will prove accurate, given the uncertainties associated with the Year 2000 issue. The current status and plans for this area are as follows:

         Key suppliers were identified. Letters and questionnaires were sent to those suppliers and a review of their responses was completed in the third quarter of 1999. Contingency plans for this key area have been developed.

         The final key area of focus was internal and external communications, and included ongoing status reporting to management, coordinated responses to external customer requests for information on Cabot's Year 2000 status, and timely delivery of information on Year 2000 to Cabot employees worldwide. The current status and plans for this area are as follows:

         An internal status reporting mechanism is in place. Coordinated responses are being delivered to key customers. An employee awareness program has continued throughout 1999.

         Overall, Cabot met its established Year 2000 program goals:

         - To complete activities related to mission critical core business systems, PC hardware, and desktop software by June 30, 1999.

         - To substantially complete activities related to manufacturing embedded devices, manufacturing control systems, and supplier readiness by September 30, 1999, and

         - To substantially complete contingency plans by September 30, 1999.

         During the final three months of 1999, Cabot focused on Year 2000 by refining contingency plans as needed; reviewing and amending Year 2000 documentation as needed; and performing ongoing reviews of supplier readiness.

         The cost of implementing system and program changes necessary to address Year 2000 issues did not have a material effect on Cabot's results of operations or financial condition. Cabot has identified Year 2000 expenses as costs incurred specifically to modify hardware or software to be Year 2000 compliant where such modifications do not add other functionality. The vast majority of Cabot's projects over the last year were considered to be part of Cabot's ongoing global business systems renewal initiatives. Cabot recognizes that a benefit of these initiatives was Year 2000 compliance. However, these initiatives were not undertaken primarily for Year 2000 compliance and, therefore, were not treated as Year 2000 costs. The Year 2000 compliance effort was supported by a reallocation of existing information technology and human resources. Cabot does not specifically track all costs associated with employees working on Year 2000 projects. Cabot budgeted and spent approximately $2 million during 1999 on direct Year 2000 remediation efforts, in addition to the global business system renewal efforts. There can be no assurance that there will not be increased costs associated with the implementation of such changes.

         The above plans and status represent Cabot's expectations based on current Year 2000 plans and work progress, however, there is no assurance that such expectations will be realized. While Cabot believes that prudent steps have been taken to assure that there is an effective program, Cabot cannot guarantee that the plans and funds expended will correct all Year 2000 errors or that the information systems will not generate Year 2000 errors when operating with third party computer systems or data.

         Cabot cannot reliably predict the source, nature, or extent of any Year 2000 disruptions that may be experienced in the U.S. or other countries where it operates and, therefore, cannot predict reliably the effect any such disruptions may have on Cabot, its operations or financial condition. Cabot does not know what is the most likely "worse case scenario" as a result of Year 2000 disruptions, but believes that the effects on Cabot are not substantially different from those facing industry generally. Cabot believes that the most likely causes of disruption are one or more of the following: disruptions in the banking system, disruptions in the supply of electricity to Cabot's plants that could delay production of Cabot's products, and disruptions in transporta-tion services that could delay shipments from Cabot's suppliers or to Cabot's customers. In addition, Cabot does not know whether any of its customers will experience Year 2000 disruptions, either directly or as a result of disruptions in their customers' or other suppliers' businesses or in the economy generally, but any such disruptions might reduce demand for Cabot's products and adversely affect Cabot. Cabot believes that if none of the third parties with which it deals, directly or indirectly, experience disruptions or delays related to the Year 2000 problem, it will be able to continue to operate with little or no disruption or delay.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Among other provisions, it requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Gains and losses resulting from changes in the fair values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Cabot is currently evaluating the effect of implementing SFAS No. 133.

In March 1998, the Accounting Standards Executive Committee ("AcSEC") issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), which is effective for fiscal years beginning after December 15, 1998. This standard requires capitalization of certain internal-use computer software costs. Cabot engages in ongoing update, enhancement, and replacement of its computer systems. Currently, Cabot capitalizes significant external costs associated with services and software incurred in connection with these activities. To date, internal resources associated with these activities have not been significant, therefore, adoption of this standard on October 1, 1999, is not expected to have a material impact on Cabot's consolidated financial statements.

         In April 1998, AcSEC issued Statement of Position 98-5, "Accounting for the Costs of Start-Up Activities" ("SOP 98-5"), which is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs, requiring those costs to be expensed as incurred. Adoption of this standard on October 1, 1999, is not expected to have a material impact on Cabot's consolidated financial statements.

FORWARD-LOOKING INFORMATION

Included herein are statements relating to management's projections of future profits, the possible achievement of Cabot's financial goals and objectives, management's expectations for Cabot's product development program, Year 2000 risks, and the impact of the EURO conversion. Actual results may differ materially from the results anticipated in the statements included herein due to a variety of factors, including market supply and demand conditions, fluctuations in currency exchange rates, cost of raw materials, patent rights of others, Year 2000 disruptions, demand for Cabot's customers' products, and competitors' reactions to market conditions. Timely commercialization of products under development by Cabot may be disrupted or delayed by technical difficulties, market acceptance, competitors' new products, as well as difficulties in moving from the experimental stage to the production stage. The risk management discussion and the estimated amounts generated from the analyses are forward-looking statements of market risk, assuming certain adverse market conditions occur. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets. The methods used by Cabot to assess and mitigate risks should not be considered projections of future events or losses.

CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------------------------------------------------
  SEPTEMBER 30                                                                               1999        1998
-----------------------------------------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  ASSETS
  Current assets:
    Cash and cash equivalents                                                             $    35         $    40
    Accounts and notes receivable, net of reserve for doubtful accounts of $5 and $5          321             284
    Inventories (Note C)                                                                      259             251
    Prepaid expenses and other current assets                                                  27              26
    Deferred income taxes (Note M)                                                             17              18
-----------------------------------------------------------------------------------------------------------------
     Total current assets                                                                     659             619
-----------------------------------------------------------------------------------------------------------------



  Investments:
    Equity (Notes B and D)                                                                     72              91
    Other (Notes D and N)                                                                      47              72
-----------------------------------------------------------------------------------------------------------------
     Total investments                                                                        119             163
-----------------------------------------------------------------------------------------------------------------

  Property, plant and equipment (Note E)                                                    2,039           1,914
  Accumulated depreciation and amortization                                                (1,015)           (936)
-----------------------------------------------------------------------------------------------------------------
     Net property, plant and equipment                                                      1,024             978
-----------------------------------------------------------------------------------------------------------------


  Other assets:
    Intangible assets, net of accumulated amortization of $16 and $11 (Note B)                 20              24
    Deferred income taxes (Note M)                                                              6               4
    Other assets                                                                               14              17
-----------------------------------------------------------------------------------------------------------------
     Total other assets                                                                        40              45
-----------------------------------------------------------------------------------------------------------------




  Total assets                                                                            $ 1,842         $ 1,805
=================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS



---------------------------------------------------------------------------------------------------
  SEPTEMBER 30                                                                 1999           1998
---------------------------------------------------------------------------------------------------
  DOLLARS IN MILLIONS

  LIABILITIES AND STOCKHOLDERS' EQUITY


  Current liabilities:
    Notes payable to banks                                                   $   186        $   253
    Current portion of long-term debt (Note G)                                    11             11
    Accounts payable and accrued liabilities (Notes F and H)                     252            269
    Deferred income taxes (Note M)                                                 1              3
---------------------------------------------------------------------------------------------------
     Total current liabilities                                                   450            536
---------------------------------------------------------------------------------------------------

  Long-term debt (Note G)                                                        419            316
  Deferred income taxes (Note M)                                                  68             82
  Other liabilities (Notes H, J, and O)                                          167            140

  Commitments and contingencies (Note O)

  Minority interest                                                               32             25

  Stockholders' equity (Notes D, G, J, and K):
  Preferred stock:
    Authorized:  2,000,000 shares of $1 par value
     Series A Junior Participating Preferred Stock
      Issued and outstanding: none
     Series B ESOP Convertible Preferred Stock 7.75% Cumulative
      Issued:  75,336 shares (aggregate redemption value of $65 and $67)          75             75
  Less cost of shares of preferred treasury stock                                (17)           (14)
  Common stock:
    Authorized: 200,000,000 shares of $1 par value
      Issued and outstanding: 67,123,892 and 67,241,624 shares                    67             67
  Additional paid-in capital                                                       5              5
  Retained earnings                                                              734            672
  Unearned compensation                                                          (30)           (26)
  Deferred employee benefits                                                     (59)           (60)
  Notes receivable for restricted stock                                          (25)            --
  Accumulated other comprehensive loss                                           (44)           (13)
---------------------------------------------------------------------------------------------------
     Total stockholders' equity                                                  706            706
---------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                                 $ 1,842        $ 1,805
===================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME



--------------------------------------------------------------------------------------------------------------------
  YEARS ENDED SEPTEMBER 30                                                       1999           1998          1997
--------------------------------------------------------------------------------------------------------------------
  DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
  Revenues:
    Net sales and other operating revenues                                     $ 1,695        $ 1,644        $ 1,625
    Interest and dividend income (Notes D and P)                                     4              5              7
--------------------------------------------------------------------------------------------------------------------
     Total revenues                                                              1,699          1,649          1,632
====================================================================================================================

  Costs and expenses:
    Cost of sales                                                                1,213          1,133          1,155
    Selling and administrative expenses                                            208            216            204
    Research and technical service                                                  73             80             80
    Interest expense (Notes G and P)                                                46             42             43
    Special items (Note B)                                                          26             85             18
    Gain on sale of equity securities (Note D)                                     (10)           (90)            --
    Other charges, net                                                               7             15             15
--------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                                    1,563          1,481          1,515
====================================================================================================================

  Income before income taxes                                                       136            168            117
  Provision for income taxes (Note M)                                              (49)           (60)           (42)
  Equity in net income of affiliated companies (Note D)                             13             17             20
  Minority interest in net income                                                   (3)            (3)            (2)
--------------------------------------------------------------------------------------------------------------------
     Net Income                                                                     97            122             93
====================================================================================================================

  Dividends on preferred stock, net of tax benefit of $2, $2, and $2                (3)            (4)            (3)
--------------------------------------------------------------------------------------------------------------------
     Income applicable to common shares                                        $    94        $   118        $    90
====================================================================================================================

  Weighted-average common shares outstanding, in millions (Notes K and L):
    Basic                                                                           64             66             68
    Diluted                                                                         73             75             77

  Income per common share (Note L):
    Basic                                                                      $  1.47        $  1.80        $  1.33
    Diluted                                                                    $  1.31        $  1.61        $  1.19
====================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



---------------------------------------------------------------------------------------------------------------------
  YEARS ENDED SEPTEMBER 30                                                            1999          1998         1997
---------------------------------------------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                        $  97        $ 122        $  93
    Adjustments to reconcile net income to cash provided by operating activities:
     Depreciation and amortization                                                      125          115          110
     Deferred tax expense (benefit)                                                      (3)          12          (13)
     Equity in net income of affiliated companies, net of dividends received              6          (10)          (9)
     Special items                                                                       19           60           18
     Gain on sale of equity securities                                                  (10)         (90)          --
     Other, net                                                                          15           12            8
     Changes in assets and liabilities, net of the effect
      of the consolidation of equity affiliates:
       Decrease (increase) in accounts and notes receivable                             (38)           8          (29)
       Decrease (increase) in inventories                                                (7)          (3)           3
       Increase (decrease) in accounts payable and accrued liabilities                   (2)          31          (23)
       Decrease in income taxes payable                                                 (14)          (2)         (24)
       Increase (decrease) in other liabilities                                          29           (8)          (1)
       Other, net                                                                        (9)         (10)          11
---------------------------------------------------------------------------------------------------------------------
  Cash provided by operating activities                                                 208          237          144
=====================================================================================================================

  CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to property, plant and equipment                                         (166)        (188)        (163)
    Proceeds from sales of property, plant and equipment                                  1            6            1
    Purchases of equity securities                                                       --          (20)         (11)
    Proceeds from sales of equity securities                                             20          130           --
    Investments and acquisitions, excluding cash acquired                                (6)         (39)          (7)
    Proceeds from sale of business                                                       --           --           35
    Cash from consolidation of equity affiliates and other                                8            2           --
---------------------------------------------------------------------------------------------------------------------
  Cash used in investing activities                                                    (143)        (109)        (145)
=====================================================================================================================

  CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from long-term debt                                                        103           63           90
    Repayments of long-term debt                                                        (11)        (134)         (21)
    Increase (decrease) in short-term debt, net                                         (77)          53           17
    Purchases of preferred and common stock                                             (46)        (106)         (87)
    Sales and issuances of preferred and common stock                                    11           25           18
    Cash dividends paid to stockholders                                                 (32)         (32)         (32)
    Purchase of notes receivable for restricted stock, net of repayments received       (17)          --           --
---------------------------------------------------------------------------------------------------------------------
  Cash used in financing activities                                                     (69)        (131)         (15)
=====================================================================================================================

  Effect of exchange rate changes on cash                                                (1)           4           (3)
---------------------------------------------------------------------------------------------------------------------
  Increase (decrease) in cash and cash equivalents                                       (5)           1          (19)
  Cash and cash equivalents at beginning of year                                         40           39           58
---------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents at end of year                                            $  35        $  40        $  39
=====================================================================================================================

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY



----------------------------------------------------------------------------------------------------------------------------------
                                                                                          PREFERRED
                                                                                      STOCK, NET OF                         COMMON
  YEARS ENDED SEPTEMBER 30                                                           TREASURY STOCK   COMMON STOCK  TREASURY STOCK
----------------------------------------------------------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  1997
  Balance at October 1, 1996                                                                   $ 67           $136          $(634)
==================================================================================================================================
  Net income
  Foreign currency translation adjustments
  Change in unrealized gain on available-for-sale securities
----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------------
  Common dividends paid
  Issuance of stock under employee compensation plans, net of tax benefit of $4                                                12
  Issuance of common stock to CRISP                                                                                             2
  Purchase and retirement of common stock                                                                                     (85)
  Purchase of treasury stock-preferred                                                           (2)
  Preferred dividends paid to Employee Stock Ownership Plan, net of tax
  Principal payment by Employee Stock Ownership Plan under guaranteed loan
  Amortization of unearned compensation
==================================================================================================================================
  Balance at September 30, 1997                                                                $ 65           $136          $(705)
==================================================================================================================================
  1998
  Net income
  Foreign currency translation adjustments
  Change in unrealized gain on available-for-sale securities
----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------------
  Common dividends paid
  Issuance of stock under employee compensation plans, net of tax benefit of $5                                                16
  Issuance of common stock to CRISP                                                                                             2
  Purchase and retirement of common stock                                                                      (69)           687
  Purchase of treasury stock-preferred                                                           (4)
  Preferred dividends paid to Employee Stock Ownership Plan, net of tax
  Principal payment by Employee Stock Ownership Plan under guaranteed loan
  Amortization of unearned compensation
==================================================================================================================================
  Balance at September 30, 1998                                                                $ 61           $ 67          $  --
==================================================================================================================================
  1999
  Net income
  Foreign currency translation adjustments
  Change in unrealized gain on available-for-sale securities
----------------------------------------------------------------------------------------------------------------------------------
  Total comprehensive income
----------------------------------------------------------------------------------------------------------------------------------
  Common dividends paid
  Issuance of stock under employee compensation plans, net of tax benefit of $5                                  2
  Issuance of common stock to CRISP
  Purchase and retirement of common stock                                                                       (2)
  Purchase of treasury stock-preferred                                                           (3)
  Preferred dividends paid to Employee Stock Ownership Plan, net of tax
  Principal payment by Employee Stock Ownership Plan under guaranteed loan
  Amortization of unearned compensation
  Notes receivable for restricted stock, net
==================================================================================================================================
  Balance at September 30, 1999                                                                $ 58           $ 67          $  --
==================================================================================================================================

The accompanying notes are an integral part of these financial statements.

------------------------------------------------------------------------------------------------------------------------
                                   ACCUMULATED                                     NOTES
                                         OTHER                  DEFERRED      RECEIVABLE          TOTAL            TOTAL
   ADDITIONAL        RETAINED    COMPREHENSIVE       UNEARNED   EMPLOYEE  FOR RESTRICTED   STOCKHOLDERS'   COMPREHENSIVE
   PAID-IN CAPITAL   EARNINGS    INCOME (LOSS)   COMPENSATION   BENEFITS           STOCK          EQUITY          INCOME
------------------------------------------------------------------------------------------------------------------------


             $  24     $1,177            $  56          $ (17)     $ (64)          $  --           $ 745
========================================================================================================================
                           93                                                                                      $  93
                                           (45)                                                                      (45)
                                            24                                                                        24
-----------------------------------------------------------------------------------------------------------=============
                                                                                                                   $  72
-----------------------------------------------------------------------------------------------------------=============
                          (28)
                13                                        (11)
                 2


                           (4)
                                                                       2
                                                           10
========================================================================================================================
             $  39     $1,238            $  35          $ (18)     $ (62)          $  --           $ 728
========================================================================================================================


                          122                                                                                      $ 122
                                           (11)                                                                      (11)
                                           (37)                                                                      (37)
-----------------------------------------------------------------------------------------------------------=============
                                                                                                                   $  74
-----------------------------------------------------------------------------------------------------------=============
                          (29)
                27                                        (18)
                 3
               (64)     (656)

                          (3)
                                                                      2
                                                           10
========================================================================================================================
             $   5     $  672             $(13)         $ (26)     $ (60)          $  --           $ 706
========================================================================================================================

                           97                                                                                      $  97
                                           (17)                                                                      (17)
                                           (14)                                                                      (14)
-----------------------------------------------------------------------------------------------------------=============
                                                                                                                   $  66
-----------------------------------------------------------------------------------------------------------=============
                          (29)
                34                                        (16)
                 5
               (39)        (3)

                           (3)
                                                                     1
                                                           12
                                                                                     (25)
========================================================================================================================
             $   5     $  734            $ (44)         $ (30)     $ (59)          $ (25)          $ 706
========================================================================================================================

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE A SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. The significant accounting policies of Cabot Corporation ("Cabot") are described below.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Cabot and majority-owned and controlled U.S. and non-U.S. subsidiaries. Investments in majority-owned affiliates where control does not exist and investments in 20% to 50% owned affiliates are accounted for using the equity method. Intercompany transactions have been eliminated.

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

Investments include investments in equity affiliates, investments in equity securities, and investments accounted for under the cost method. Investments in equity securities are classified as available-for-sale and are recorded at their fair market values. Accordingly, any unrealized holding gains or losses, net of taxes, are excluded from income and recognized as a separate component of other comprehensive income within stockholders' equity. The fair value of equity securities is determined based on market prices at the balance sheet dates. The cost of equity securities sold is determined by the specific identification method. (Notes D and K)

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation of property, plant and equipment is generally calculated on the straight-line method for financial reporting purposes. The depreciable lives for buildings, machinery and equipment, and other fixed assets are 20 to 25 years, 10 to 20 years, and 3 to 20 years, respectively. The cost and accumulated depreciation for property, plant and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. (Note E)

INTANGIBLE ASSETS

Intangible assets are comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible assets acquired and the costs of technology, licenses, and patents purchased in business acquisitions. The excess of cost over the fair value of net assets acquired is amortized on the straight-line basis during the shorter of the estimated useful life or 40 years. Other intangibles are amortized over their estimated useful lives. Included in other charges is amortization expense of $5 million for 1999, 1998 and 1997. (Note B)

IMPAIRMENT OF LONG-LIVED ASSETS

Cabot reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Each impairment test is based on comparison of undiscounted cash flows to the recorded value of the asset. If an impairment is indicated, the asset is written down to its fair value. (Note B)

FOREIGN CURRENCY TRANSLATION

Substantially all assets and liabilities of foreign operations are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Unrealized currency translation adjustments are accumulated as a separate component of other comprehensive income and stockholders' equity. Income and expense items are translated at average exchange rates during the year. Foreign currency gains and losses arising from transactions are reflected in net income. Included in other charges for 1999, 1998 and 1997, are foreign exchange losses of $1 million, $7 million and $6 million, respectively. The financial statements of foreign operations that operate in hyper-inflationary economies are translated at either current or historical exchange rates, as appropriate. These currency adjustments are included in net income. (Note K)

FINANCIAL INSTRUMENTS

Derivative financial instruments are used by Cabot to manage its interest rates, foreign currency exposures, and commodity prices. Interest rate swaps are employed to achieve Cabot's interest rate objectives. The interest differential to be paid or received under the related interest rate swap agreements is recognized over the life of the related debt and is included in interest income or expense. Realized gains and losses on foreign currency instruments, that are effective as hedges of investments in foreign operations, are recognized in income as the instruments mature. Realized and unrealized gains and losses on forward currency contracts, which are not hedges of committed transactions of assets and liabilities, are recognized in income in other charges, net. Realized gains and losses on foreign currency instruments, which are hedges of committed transactions, are recognized at the time the underlying transaction is completed. Commodity futures, forward contracts, price swaps, and option contracts are used by Cabot on occasion to hedge the procurement of raw materials, primarily liquefied natural gas, and to hedge the purchase and sale of feedstock. Realized gains and losses on commodity futures, forwards, swaps, and options contracts on qualifying hedges are included as a component of raw materials or sales revenue, as appropriate, and are recognized when the related materials are purchased or sold. (Note P)

REVENUE RECOGNITION

Revenues are recognized when finished products are shipped to unaffiliated customers or services have been rendered, with an appropriate provision for uncollectible accounts.

INCOME TAXES

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. income tax liability and additional non-U.S. taxes on the undistributed earnings of non-U.S. subsidiaries, except for amounts Cabot has designated to be indefinitely reinvested. (Note M)

EQUITY INCENTIVE PLANS

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), Cabot has elected to account for stock-based compensation plans consistent with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and related interpretations in accounting. Cabot discloses the summary of pro forma effects to reported net income and earnings per share for 1999, 1998 and 1997, as if Cabot had elected to recognize compensation cost based on the fair value of the options granted at grant date, as prescribed by SFAS No. 123. (Note J)

     Under Cabot's Equity Incentive Plans, common stock may be granted at a discount to certain key employees. Generally, restricted stock awards cannot be sold or otherwise encumbered during the three years following the grant. Upon issuance of stock under the plan, unearned compensation equivalent to the difference between the market value on the date of the grant and the discounted price is charged to a separate component of stockholders' equity and subsequently amortized over the vesting period.

YEAR 2000 COSTS

Costs of modifying hardware and software for Year 2000 compliance are expensed as they are incurred.

COMPREHENSIVE INCOME

As of October 1, 1998, Cabot adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). The adoption of this Statement had no impact on net income or stockholders' equity. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. Accumulated Other Comprehensive Income (Loss), which is disclosed in the stockholders' equity section of the consolidated balance sheet, includes unrealized gains or losses on available-for-sale securities, translation adjustments on investments in foreign subsidiaries, and translation adjustments on foreign securities. Prior to the adoption of SFAS No. 130, Cabot reported such unrealized gains or losses and translation adjustments separately in the stockholders' equity section of the consolidated balance sheet. Amounts in the prior year financial statements have been reclassified to conform to SFAS No. 130. (Note K)

PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Effective September 30, 1999, Cabot adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits" ("SFAS No. 132"). The provisions of SFAS No. 132 revise employers' disclosures regarding pension and other postretirement benefit plans, but do not change the measurement or recognition of such plans. (Note H)

FINANCIAL INFORMATION BY SEGMENT

Beginning with this annual report, Cabot adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The new framework for segment reporting is intended to give analysts and other financial statement users a view of Cabot "through the eyes of management." It designates Cabot's internal management reporting structure as the basis for determining Cabot's reportable segments, as well as the basis for determining the information to be disclosed for those segments. SFAS No. 131 also requires certain disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information. (Note Q)

ENVIRONMENTAL CLEANUP MATTERS

Cabot expenses environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. Cabot determines its liability on a site-by-site basis and records a liability at the time when it is probable and can be reasonably estimated. Cabot's estimated liability is reduced to reflect the anticipated participation of other potentially responsible parties in those instances where it is probable that such parties are legally responsible and financially capable of paying their respective shares of the relevant costs. The estimated liability of Cabot is not discounted or reduced for possible recoveries from insurance carriers. (Note O)

USE OF ESTIMATES

The preparation of consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make certain estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in 1998 and 1997 have been reclassified to conform to the 1999 presentation. Additionally, global focus in manufacturing, primarily in the chemicals businesses, resulted in reclassifications related to revenues, cost of sales, selling and administrative expenses, and research and technical service to achieve consistent definitions for cost classifications across all businesses and regions. The reclassifications resulted in the following adjustments in the statements of income:


-------------------------------------------------------------------------------
  YEARS ENDED SEPTEMBER 30                        1999         1998         1997
-------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  Decrease in revenue                              $ 5          $ 4          $ 5
  Increase in cost of sales                         13           12           11
  Decrease in selling
    and administrative expense                      17           14           13
  Decrease in research
    and technical service                            1            2            3
--------------------------------------------------------------------------------



NOTE B SPECIAL ITEMS AND BUSINESS DEVELOPMENTS

During 1999, Cabot began implementation of initiatives to reduce costs and improve operating efficiencies. In connection with these efforts, Cabot recorded a $26 million charge for capacity utilization and cost reduction initiatives. These initiatives included $16 million for severance and termination benefits for approximately 265 employees, of which $7 million was paid out in 1999, and a charge of $10 million for the retirement of certain long-lived plant assets, primarily at the Australian carbon black facility and European plastics masterbatch operations. These expenses are included as special items in the consolidated statements of income. Cabot expects these initiatives to be substantially completed by the end of fiscal year 2000.

     On November 14, 1995, Cabot modified its joint venture agreement for its carbon black venture in Shanghai, China. This amendment provided for the expansion of the facility and the increase of Cabot's ownership interest to 70%, to take effect as the expansion was funded. On October 1, 1998, Cabot's ownership in the venture increased to 70% and accordingly, is now accounted for on a consolidated basis.

     During 1996, Cabot acquired an 80% ownership interest in P.T. Continental Carbon Indonesia ("PTCCI"), an Indonesian carbon black plant located in Merak, Indonesia. During 1998, the financial and economic circumstances in Indonesia resulted in a significant decline in demand for carbon black in the region. As a result, management halted production at this plant. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS No. 121"), Cabot recognized in the third quarter of 1998, an impairment loss of $60 million for the difference between the carrying value of PTCCI's long-lived assets of $77 million and the estimated fair value. The charge related to the Chemicals Group consisted of $34 million for property, plant and equipment and other assets and $26 million for goodwill and other intangible assets. Cabot will continue to maintain the facility and assess the demand for carbon black in the region as a basis for future decisions to restart production.

     During 1997, Cabot entered into an agreement to process tantalum ore residues accumulated from Cabot's past production of tantalum. Cabot expected the process to produce economic recoveries of tantalum and capitalized prepaid expenses of approximately $25 million associated with the agreement. However, the tantalum recovery rate was substantially lower than expected. Therefore, in the third quarter of 1998, management discontinued the project, resulting in a charge of $25 million related to operations of the Performance Materials segment.

     On December 18, 1997, Cabot signed an agreement, effective October 1, 1997, to acquire the remaining 50% interest in its fumed silica joint venture in Rheinfelden, Germany, for approximately $20 million. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The excess of purchase price over fair value of net assets acquired, approximately $11 million, was recorded as goodwill and is being amortized over 15 years.

     During 1997, earnings were reduced by the recognition of special charges totaling $18 million comprised of asset impairments of $10 million and employee severance costs of $8 million related to the Chemicals Group and Performance Materials segments.



NOTE C INVENTORIES

Inventories, net of reserves, were as follows:

--------------------------------------------------------------------------------
  SEPTEMBER 30                                          1999                1998
--------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  Raw materials                                          $72                $ 68
  Work in process                                         55                  63
  Finished goods                                          91                  76
  Other                                                   41                  44
--------------------------------------------------------------------------------
  Total                                                  $259               $251
================================================================================

     Inventories valued under the LIFO method comprised approximately 27% and 32% of 1999 and 1998 total inventory, respectively. At September 30, 1999 and 1998, the estimated current cost of these inventories exceeded their stated valuation determined on the LIFO basis by approximately $45 million and $32 million, respectively.



NOTE D INVESTMENTS

At September 30, 1999 and 1998, investments in common stock accounted for using the equity method amounted to $72 million and $91 million, respectively. Dividends received from equity affiliates were $19 million in 1999, $7 million in 1998, and $11 million in 1997.

     The combined results of operations and financial position of Cabot's equity-basis affiliates are summarized below:

-------------------------------------------------------------------------------
  SEPTEMBER 30                                             1999             1998
-------------------------------------------------------------------------------

  DOLLARS IN MILLIONS
  CONDENSED INCOME STATEMENT
    INFORMATION:
  Net sales                                                $622             $618
  Gross profit                                              228              238
  Net income                                                 39               26
  CONDENSED BALANCE SHEET
    INFORMATION:
  Current assets                                           $274             $281
  Non-current assets                                        396              419
  Current liabilities                                       247              222
  Non-current liabilities                                   280              307
  Net assets                                                143              171
================================================================================

Other investments include available-for-sale equity securities. The cost and fair value of available-for-sale equity securities are summarized as follows:


-------------------------------------------------------------------------------
  SEPTEMBER 30                                              1999           1998
-------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  Cost                                                      $ 20           $ 31
  Cumulative unrealized holding gains                          5             26
  Foreign currency translation adjustment
    on foreign denominated securities                         (1)           (3)
-------------------------------------------------------------------------------
  Fair value                                                $ 24           $ 54
================================================================================

     Unrealized holding gains were credited to accumulated other comprehensive income in stockholders' equity net of deferred taxes of $2 million and $9 million at September 30, 1999 and 1998, respectively. Foreign currency translation adjustments on foreign securities are included in accumulated other comprehensive income within stockholders' equity as part of foreign currency translation adjustments. Gains related to sales of available-for-sale equity securities were $10 million and $90 million in 1999 and 1998, respectively. Sales of available-for-sale equity securities were not significant for the year ended September 30, 1997.



NOTE E PROPERTY, PLANT & EQUIPMENT

Property, plant and equipment is summarized as follows:


--------------------------------------------------------------------------------
  SEPTEMBER 30                                              1999            1998
--------------------------------------------------------------------------------
  DOLLARS IN MILLIONS

  Land and improvements                                   $   74          $   74
  Buildings                                                  297             291
  Machinery and equipment                                  1,394           1,277
  Other                                                       80              74
  Construction in progress                                   194             198
--------------------------------------------------------------------------------
  Total property, plant and equipment                      2,039           1,914
  Less: accumulated depreciation                           1,015             936
--------------------------------------------------------------------------------
  Net property, plant and equipment                       $1,024          $  978
================================================================================

     Depreciation expense was $120 million, $110 million and $105 million for the years ended September 30, 1999, 1998 and 1997, respectively.

NOTE F ACCOUNTS PAYABLE & ACCRUED LIABILITIES

Accounts payable and accrued liabilities consisted of the following:


--------------------------------------------------------------------------------
  SEPTEMBER 30                                             1999             1998
--------------------------------------------------------------------------------
  DOLLARS IN MILLIONS

  Accounts payable                                         $157             $148
  Accrued employee compensation                              28               22
  Other accrued liabilities                                  67               99
--------------------------------------------------------------------------------
  Total                                                    $252             $269
================================================================================


NOTE G DEBT

Unsecured long-term debt consisted of the following:


-------------------------------------------------------------------------------
  SEPTEMBER 30                                              1999           1998
-------------------------------------------------------------------------------
  DOLLARS IN MILLIONS
  FIXED RATE NOTES (STATED RATE):
    Notes due 2002-2022, 8.1%                              $ 105          $ 105
    Notes due 2004-2011, 7.1%                                 90             90
    Note due 2027, 7.3%                                       25             25
    Note due 2027, put option 2004, 6.6%                      25             25
    Notes due 2000-2018, 6.6%                                100             --
    Guarantee of ESOP notes, due 2013, 8.3%                   59             60
    Notes due 1999-2002, 6.0%                                  6             --
    Notes due 1999-2002, 7.2%                                  5             --
    Foreign term loan, due 2000, 8.7%                          2              7
    Other, due beginning in 2000 with
     various rates from 3.0% to 18.5%                          8              7

  VARIABLE RATE NOTE (END OF YEAR RATE):
    Foreign term loan, due 2001,
     floating rate 4.7%                                        5              8
-------------------------------------------------------------------------------
                                                             430            327
  Less: current portion of long-term debt                    (11)           (11)
-------------------------------------------------------------------------------
  Total                                                    $ 419          $ 316
===============================================================================

     In June 1992, Cabot filed a registration statement on Form S-3 with the Securities and Exchange Commission covering $300 million of debt securities. In 1992, $105 million of medium-term notes were issued to refinance $105 million of notes payable. The medium-term notes have a weighted-average maturity of 19 years and a weighted-average interest rate of 8.1%.

     In February 1997, Cabot issued $90 million of medium-term notes. The notes have a weighted-average maturity of 11 years and a weighted-average interest rate of 7.1%.

     In October 1997, Cabot issued a total of $50 million in medium-term notes. These notes included a $25 million note, with an interest rate of 7.3% due in 2027, and a $25 million note, with an interest rate of 6.6% due in 2027, with a put option in 2004.

     In September 1998, Cabot filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission covering $500 million of debt securities. This registration includes the remaining $55 million not then issued under the 1992 registration.

     In December 1998, Cabot issued $100 million in medium-term notes. The notes have a weighted-average maturity of 6 years and a weighted-average interest rate of 6.6%.

     In November 1988, Cabot's Employee Stock Ownership Plan ("ESOP") borrowed $75 million from an institutional lender in order to finance its purchase of 75,000 shares of Cabot's Series B ESOP Convertible Preferred Stock. This debt bears interest at 8.3% per annum, and is to be repaid in equal quarterly installments through December 31, 2013. Cabot, as guarantor, has reflected the outstanding balance of $59 million and $60 million as a liability in the consolidated balance sheet at September 30, 1999 and 1998, respectively. An equal amount, representing deferred employee benefits, has been recorded as a reduction to stockholders' equity.

     Cabot may borrow up to $300 million at floating rates under the terms of a revolving credit and term loan facility. The agreement contains specific covenants, including certain maximum indebtedness limitations and minimum cash flow requirements, that would limit the amount available for future borrowings. Commitment fees are paid based on the used and unused portions of the facility. The facility is available through January 3, 2002. No amounts were outstanding under this credit agreement at September 30, 1999 or 1998.

     The aggregate principal amounts of long-term debt due in each of the five fiscal years 2000 through 2004 and thereafter are $11 million, $50 million, $30 million, $5 million, $40 million and $294 million, respectively.

     At September 30, 1999 and 1998, the fair market value of long-term borrowings was approximately $417 million and $334 million, respectively.

     The weighted-average interest rate on short-term borrowing was approximately 6.0% as of September 30, 1999 and 1998.

NOTE H EMPLOYEE BENEFIT PLANS

         The following provides a reconciliation of benefit obligations, plan assets, the funded status, and weighted-average assumptions of the defined benefit pension and postretirement benefit plans:

                                                                             PENSION BENEFITS               POSTRETIREMENT BENEFITS
                                                                          ----------------------            -----------------------
SEPTEMBER 30                                                               1999             1998             1999             1998
-----------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                                    $220             $193              $90              $80
Service cost                                                                  7                8                1                1
Interest cost                                                                13               11                6                6
Plan participants' contribution                                               1                1               --               --
Amendments                                                                   --               13               --               (1)
Foreign currency exchange rate changes                                       (3)               2               --               --
Gain (loss) from changes in actuarial assumptions                            (1)               8               (1)              10
Special termination benefit                                                   1               --               --               --
Benefits paid                                                               (17)             (16)              (6)              (6)
-----------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                          $221             $220              $90              $90
===================================================================================================================================
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                             $238             $222              $--              $--
Actual return on plan assets                                                 40               24               --               --
Employer contribution                                                         5                5                6                6
Plan participants' contribution                                               1                1               --               --
Foreign currency exchange rate changes                                       (4)               2               --               --
Benefits paid                                                               (17)             (16)              (6)              (6)
-----------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                   $263             $238              $--              $--
===================================================================================================================================
Funded status                                                               $42              $18             $(90)            $(90)
Unrecognized transition amount                                               --               (3)              --               --
Unrecognized prior service cost                                              (3)               1               (3)              (1)
Unrecognized net (gain) loss                                                (51)             (34)              17               20
-----------------------------------------------------------------------------------------------------------------------------------
Recognized liability                                                       $(12)            $(18)            $(76)            $(71)
===================================================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS
   CONSIST OF:
Prepaid benefit cost                                                        $15              $11              $--              $--
Other liabilities                                                           (27)             (29)             (76)             (71)
-----------------------------------------------------------------------------------------------------------------------------------
Net amount recognized                                                      $(12)            $(18)            $(76)            $(71)
===================================================================================================================================
WEIGHTED-AVERAGE RATES:
Discount rate                                                               6.2%             6.3%             7.0%             6.3%
Expected rate of return on plan assets                                      8.1%             8.1%             N/A              N/A
Assumed rate of increase in compensation                                    4.3%             4.6%             N/A              N/A
Assumed annual rate of increase in health care benefits                     N/A              N/A              6.3%             5.5%



Net periodic defined benefit pension and other postretirement benefit costs include the following components:


                                                            PENSION BENEFITS                         POSTRETIREMENT BENEFITS
                                                    ---------------------------------           -----------------------------------
YEARS ENDED SEPTEMBER 30                                1999          1998           1997           1999          1998         1997
-----------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Service cost                                             $7             $8             $8             $1            $1            $1
Interest cost                                            13             11             14              6             6             6
Expected return on plan assets                          (16)           (16)           (17)            --            --            --
Amortization of transition asset                         (1)            (1)             1             --            --            --
Amortization of prior service cost                       --             --             (1)            --            --            --
Recognized losses (gains)                                 1              2             (1)             1            --            --
-----------------------------------------------------------------------------------------------------------------------------------
Net periodic benefit cost                                $4             $4             $4             $8            $7            $7
===================================================================================================================================

   Cabot provides both defined benefit and defined contribution plans for its employees. Defined benefit pension plans include, but are not limited to, the Cabot Cash Balance Plan ("CBP") and several foreign pension plans. Defined contribution plans include the Cabot Retirement Incentive Savings Plan ("CRISP"), Cabot Employee Savings Plan ("CESP"), and the Cabot Employee Stock Ownership Plan ("ESOP").

        Cabot also has postretirement benefit plans that provide certain health care and life insurance benefits for retired employees. Substantially all U.S. employees become eligible for these benefits if they have met certain age and service requirements at retirement. Cabot funds the plans as claims or insurance premiums come due.


   DEFINED BENEFIT PENSION PLANS

   The worldwide defined benefit pension plan assets are comprised principally of investments in equity securities and government bonds. Prior service costs are amortized over the remaining 4 to 15 years, while the net transition assets are amortized over 1 to 4 years.

        The benefit obligation for certain foreign defined benefit pension plans with benefit obligations in excess of plan assets were $23 million and $32 million, as of September 30, 1999 and 1998, respectively. The fair value of plan assets for the aforementioned plans were $16 million and $23 million, as of September 30, 1999 and 1998, respectively.

        Measurement of defined benefit pension expense is based on assumptions used to value the defined benefit pension liability at the beginning of the year.


   DEFINED CONTRIBUTION PLANS

   The total contribution recognized as an expense for the CRISP was $5 million in 1999 and $4 million for both 1998 and 1997. Information regarding the ESOP can be found in Note I.


   POSTRETIREMENT BENEFIT PLANS

   Postretirement benefit plans include health care and life insurance plans. Measurement of postretirement benefit expense is based on assumptions used to value the postretirement liability at the beginning of the year. Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A 1-percentage-point change in the 1999 assumed health care cost trend rate would have the following effects:

                                                       1-PERCENTAGE-POINT
                                                   ----------------------------
   SEPTEMBER 30                                    INCREASE            DECREASE
-------------------------------------------------------------------------------
   DOLLARS IN MILLIONS
   Effect on total of service and interest
     cost components                                  $1                $(1)
   Effect on postretirement benefit obligation        $8                $(8)
================================================================================



   NOTE I EMPLOYEE STOCK OWNERSHIP PLAN

   PLAN DESCRIPTION

   In September 1988, Cabot established an Employee Stock Ownership Plan ("ESOP"), a defined contribution plan, as an integral part of the retirement program that was designed for participants to share in the growth of Cabot. All employees of Cabot and its participating subsidiaries, except those individuals subject to collective bargaining agreements and employed by the Performance Materials segment, are eligible to participate beginning on the later of the first day of employment or the date the employee is included in an employee group that participates in the plan.

        In November 1988, Cabot placed 75,336 shares of its Series B ESOP Convertible Preferred Stock in the ESOP for cash at a price of $1,000 per share. Each share of the Series B ESOP Convertible Preferred Stock is convertible into 87.5 shares of Cabot's common stock, subject to certain events and anti-dilution adjustment provisions, and carries voting rights on an "as converted" basis. The trustee for the ESOP has the right to cause Cabot to redeem shares sufficient to provide for periodic distributions to plan participants. Cabot has the option to redeem the shares for $1,000 per share, convert the shares to common stock, or a combination thereof.

        The issued shares of Series B ESOP Convertible Preferred Stock receive preferential and cumulative quarterly dividends, and are ranked as to dividends and liquidation prior to Cabot's Series A Junior Participating Preferred Stock and common stock. At September 30, 1999, 6 million shares of Cabot's common stock were reserved for conversion of the Series B ESOP Convertible Preferred Stock.


   CONTRIBUTIONS

   On the last business day of each calendar quarter, 750 shares of the Series B preferred stock are released and allocated to participants' accounts. The allocation to each participant is based on the value of Cabot's preferred stock, the number of shares allocated as dividends, and the total eligible compensation. Effective January 1, 1997, the participant's respective contribution allocation cannot fall below 4% of the participant's eligible compensation. If the amount of the participant allocation were to fall below 4%, Cabot would make an additional contribution to bring the total value to 4% for the participant. Additionally, allocations in excess of 8% are used first to fund the CRISP employer match and any surplus would then be allocated to ESOP participants. The allocation is made to the account of each participant who is employed on that date, or has retired, died, or become totally and permanently disabled during the quarter. Cabot recognized expenses related to the ESOP of $2 million in 1999 and $1 million in both 1998 and 1997.

NOTE J EQUITY INCENTIVE PLANS

Cabot has an Equity Incentive Plan for key employees. Under the plan adopted in 1988, Cabot was able to grant participants various types of stock and stock-based awards. During the period from 1988 through 1991, the awards granted consisted of stock options, performance appreciation rights ("PARs"), and tandem units that may be exercised as stock options or PARs. These awards were granted at the fair market value of Cabot's common stock at date of grant, vested ratably on each of the next four anniversaries of the award, and generally expire ten years from the date of grant. From 1992 through 1995, awards consisted of Cabot common stock, which employees could elect to receive in the form of restricted stock purchased at a price equal to 50% of the fair market value on the date of the award, nonqualified stock options at fair market value of Cabot's common stock on the date of the award, or a combination of one-half of each. Effective in March 1996, no new awards were permitted under this plan.

In December 1995, the Board of Directors adopted, and in March 1996, Cabot stockholders approved, the 1996 Equity Incentive Plan. Under this plan, Cabot can make various types of stock and stock-based awards, the terms of which are determined by Cabot's compensation committee. Awards under the 1996 plan have been made primarily as part of Cabot's Long-Term Incentive Program. These awards consist of restricted stock, which could be purchased at a price equal to 40% of the fair market value on the date of the award, or nonqualified stock options exercisable at the fair market value of Cabot's common stock on the date of the award. Variations of the restricted stock awards were made to international employees in order to try to provide results comparable to U.S. employees. The awards generally vest on the third anniversary of the grant for participants then employed by Cabot, and the options generally expire five years from the date of grant. In November 1998, the Board of Directors adopted, and in March 1999, Cabot stockholders approved, the 1999 Equity Incentive Plan. This plan is similar to the 1996 Equity Incentive Plan with the exception of the discount price, which was established at a price equal to 30% of the fair market value on the date of the award.

Cabot had 6 million shares of common stock reserved for issuance under the 1996 and 1999 plans. There were approximately 3 million shares available for future grants at September 30, 1999, under both plans. Compensation expense recognized during 1999, 1998, and 1997 for restricted stock grants was $12 million, $10 million and $10 million, respectively.


RESTRICTED STOCK

The following table summarizes the plans' restricted stock activity for the last three fiscal years:

                                                                       WEIGHTED-
                                                                         AVERAGE
                                                       RESTRICTED       PURCHASE
                                                          STOCK            PRICE
--------------------------------------------------------------------------------
SHARES IN THOUSANDS
Outstanding at September 30, 1996                        2,287            $10.93
Granted                                                    865             14.33
Vested                                                    (696)            10.84
Canceled                                                  (203)            10.57
--------------------------------------------------------------------------------

Outstanding at September 30, 1997                        2,253             11.87
Granted                                                  1,026             21.47
Vested                                                    (670)            10.15
Canceled                                                  (108)            11.96
--------------------------------------------------------------------------------

Outstanding at September 30, 1998                        2,501             16.27
Granted                                                  1,034              9.19
Vested                                                    (733)            11.48
Canceled                                                  (135)             9.60
--------------------------------------------------------------------------------

Outstanding at September 30, 1999                        2,667            $11.08
================================================================================


STOCK-BASED COMPENSATION

The following table summarizes the plans' stock option activity from September 30, 1996 through September 30, 1999:


                                                                       WEIGHTED-
                                                                         AVERAGE
                                                          STOCK         EXERCISE
                                                        OPTIONS            PRICE
--------------------------------------------------------------------------------
   OPTIONS IN THOUSANDS

   Outstanding at September 30, 1996                      1,700           $ 9.77
   Granted                                                   91            23.88
   Exercised                                               (300)            8.99
   Canceled                                                 (34)           15.79
--------------------------------------------------------------------------------

   Outstanding at September 30, 1997                      1,457            10.67
   Granted                                                  281            35.31
   Exercised                                               (393)            9.21
   Canceled                                                 (23)           18.98
--------------------------------------------------------------------------------

   Outstanding at September 30, 1998                      1,322            16.26
   Granted                                                  582            27.00
   Exercised                                               (209)            9.73
   Canceled                                                 (50)           27.96
--------------------------------------------------------------------------------

   Outstanding at September 30, 1999                      1,645           $20.53
================================================================================




         Options outstanding at September 30, 1999, were as follows:

                           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                  WEIGHTED-AVERAGE
                                                                            WEIGHTED-
                    THOUSANDS                 REMAINING      THOUSANDS       AVERAGE
RANGE OF           OF OPTIONS   EXERCISE     CONTRACTUAL     OF OPTIONS      EXERCISE
EXERCISE PRICE    OUTSTANDING    PRICE        LIFE YEARS     EXERCISABLE      PRICE
-------------------------------------------------------------------------------------
$7.59 -  8.50       634         $ 7.79           1.65           634          $ 7.79
20.00 - 26.70       180          23.20           1.88            98           22.64
27.00 - 35.31       831          29.67           4.68            --           --
-------------------------------------------------------------------------------------
Total options     1,645                                         732
=====================================================================================

         The estimated weighted-average fair value of the options granted during fiscal 1999, 1998 and 1997 were $8.24, $11.00 and $6.37, respectively, on the date of grant using the Black-

Scholes option-pricing model and the following weighted-average assumptions:



   YEARS ENDED SEPTEMBER 30                  1999            1998            1997
   ------------------------------------------------------------------------------
   Expected stock price volatility             35%             34%             26%
   Risk free interest rate                    5.4%            5.6%            6.5%
   Expected life of options               4 YEARS         4 years         4 years
   Expected annual dividends             $   0.44        $   0.42        $   0.40
   ==============================================================================



        Had the fair value based method been adopted, Cabot's pro forma net income and pro forma net income per common share for fiscal 1999, 1998 and 1997 would have been as follows:


   YEARS ENDED SEPTEMBER 30                 1999            1998            1997
   -----------------------------------------------------------------------------
   Net income - pro forma
     (in millions)                      $     96        $    121        $     93
   Net income per common
     share - pro forma:
       Basic                            $   1.45        $   1.80        $   1.32
       Diluted                          $   1.29        $   1.60        $   1.18
   =============================================================================



        The effects of applying the fair value based method in this pro forma disclosure are not indicative of future amounts. The fair value based method does not apply to awards prior to 1995 and additional awards in future years are anticipated.


   NOTE K STOCKHOLDERS' EQUITY

   The following table summarizes Cabot's stock activity:

   YEARS ENDED SEPTEMBER 30                        1999        1998        1997
   ----------------------------------------------------------------------------
   PREFERRED SHARES IN THOUSANDS,
   COMMON SHARES IN MILLIONS
   PREFERRED STOCK
   Beginning of year                                 75          75          75
   ----------------------------------------------------------------------------
     End of year                                     75          75          75
   ============================================================================
   PREFERRED TREASURY STOCK
   Beginning of year                                  9           7           6
   Purchased preferred treasury stock                 1           2           1
   ----------------------------------------------------------------------------
     End of year                                     10           9           7
   ============================================================================
   COMMON STOCK
   Beginning of year                                 67         136         136
   Issued common stock                                2          --          --
   Purchased and retired
     common stock                                    (2)         --          --
   Retirement of treasury stock                      --         (69)         --
   ----------------------------------------------------------------------------
     End of year                                     67          67         136
   ============================================================================
   COMMON TREASURY STOCK
   Beginning of year                                 --          67          65
   Purchased                                         --           4           3
   Issued                                            --          (2)         (1)
   Retirement of treasury stock                      --         (69)         --
   ----------------------------------------------------------------------------
     End of year                                     --          --          67
   ============================================================================


        In May 1999, Cabot adopted a stock purchase assistance plan whereby Cabot may extend credit to purchase restricted shares of Cabot Corporation common stock awarded under Cabot's 1999 Equity Incentive Plan to those participants in Cabot's 1999 Long-Term Incentive Program. The notes bear interest at 6% per annum on a principal amount of up to 30% of the aggregate fair market value of such purchased stock on the day of grant. Interest is payable quarterly and principal is due on various dates through May 2002. On June 30, 1999, Cabot purchased, from a financial institution, loans to Cabot employees totaling $18 million. These loans were made to help finance the purchase of restricted shares of Cabot Corporation common stock under Cabot's Long-Term Incentive Program. As of September 30, 1999, the notes outstanding totaled approximately $25 million and are included as a separate component of stockholders' equity.

        In September 1998, the Board of Directors authorized Cabot to purchase up to 4 million shares of Cabot's common stock, superseding the previous authorization issued in May 1997. As of September 30, 1999, Cabot had purchased approximately 2 million shares under the new authorization.

        On September 11, 1998, the Board of Directors adopted a resolution to retire and restore to the status of authorized, but unissued, both the entire balance of shares of common stock classified as common treasury stock and all subsequent acquisitions/purchases effective September 30, 1998. For the year ended September 30, 1998, a total of 69 million shares of Cabot's common stock had been retired.

        In November 1995, Cabot declared a dividend of one Preferred Stock Purchase Right ("Right") for each outstanding share of Cabot's common stock. Each Right entitles the holder, upon the occurrence of certain specified events, to purchase from Cabot one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $200 per share. The Right further provides that each Right will entitle the holder, upon the occurrence of certain other specified events, to purchase from Cabot its common stock having a value of twice the exercise price of the Right, and upon the occurrence of certain other specified events, to purchase from another person into which Cabot was merged or which acquired 50% or more of Cabot's assets or earnings power, common stock of such other person having a value of twice the exercise price of the Right. The Right may generally be redeemed by Cabot at a price of $0.01 per Right. The Rights are not presently exercisable and will expire on November 10, 2005.

COMPREHENSIVE INCOME

      The pretax, tax, and after-tax effects of the components of other comprehensive income are shown below:

YEARS ENDED SEPTEMBER 30                        PRETAX        TAX        AFTER-TAX
----------------------------------------------------------------------------------
DOLLARS IN MILLIONS
1997
Foreign currency translation
  adjustments                                    $(45)         $--         $(45)
Unrealized holding gain arising
  during period on marketable
  equity securities                                38          (14)          24
----------------------------------------------------------------------------------
Other comprehensive income (loss)                $ (7)        $(14)        $(21)
==================================================================================
1998

Foreign currency translation
  adjustments                                    $(11)         $--         $(11)
UNREALIZED GAIN ON MARKETABLE
  EQUITY SECURITIES:
  Unrealized holding gain arising
    during period                                  28          (14)          14
  Less: reclassification adjustment
    for gain realized in net income               (90)          39          (51)
----------------------------------------------------------------------------------
  Change in unrealized gain                       (62)          25          (37)
----------------------------------------------------------------------------------
Other comprehensive income (loss)                $(73)        $ 25         $(48)
==================================================================================

1999
Foreign currency translation
  adjustments                                    $(17)         $--         $(17)
UNREALIZED GAIN ON MARKETABLE
  EQUITY SECURITIES:
  Unrealized holding loss arising
    during period                                 (10)           3           (7)
  Less: reclassification adjustment
    for gain realized in net income               (11)           4           (7)
----------------------------------------------------------------------------------
  Change in unrealized gain                       (21)           7          (14)
----------------------------------------------------------------------------------
Other comprehensive income (loss)                $(38)        $  7         $(31)
==================================================================================


      The balance of related after-tax components comprising accumulated other comprehensive income (loss) are summarized below:

YEARS ENDED SEPTEMBER 30                       1999          1998          1997
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Foreign currency translation
  adjustment                                   $(47)         $(30)         $(19)
Unrealized gain on marketable
  equity securities                               3            17            54
--------------------------------------------------------------------------------
Accumulated other
  comprehensive income (loss)                  $(44)         $(13)         $ 35
================================================================================


NOTE L EARNINGS PER SHARE

Basic and diluted earnings per share ("EPS") were calculated as follows:

YEARS ENDED SEPTEMBER 30                              1999         1998         1997
-------------------------------------------------------------------------------------
DOLLARS IN MILLIONS (EXCEPT PER SHARE AMOUNTS)
BASIC EPS:
  Income available to common
    shares (numerator)                               $  94        $ 118        $  90
=====================================================================================
  Weighted-average common
    shares outstanding                                  67           68           70
  Less: contingently issuable shares                    (3)          (2)          (2)
-------------------------------------------------------------------------------------
  Adjusted weighted-average
    shares (denominator)                                64           66           68
=====================================================================================
  Basic EPS                                          $1.47        $1.80        $1.33
=====================================================================================
DILUTED EPS:
  Income available to common
    shares                                           $  94        $ 118        $  90
  Dividends on preferred stock                           3            4            3
  Less: income impact of assumed
    conversion of preferred stock                       (2)          (2)          (2)
-------------------------------------------------------------------------------------
  Income available to common
    shares plus assumed
    conversions (numerator)                          $  95        $ 120        $  91
=====================================================================================
  Weighted-average common
    shares outstanding                                  67           68           70
  Effect of dilutive securities:
    Stock-based compensation(a)                          6            7            7
-------------------------------------------------------------------------------------
  Adjusted weighted-average
    shares (denominator)                                73           75           77
=====================================================================================
  Diluted EPS                                        $1.31        $1.61        $1.19
=====================================================================================

(a) Options to purchase 1 million shares of common stock with a weighted-average exercise price of $29.54 were outstanding at September 30, 1999, but were not included in the computation of diluted EPS, because the options' exercise price was greater than the average market price of the common shares.


NOTE M INCOME TAXES

Income before income taxes was as follows:

YEARS ENDED SEPTEMBER 30                      1999          1998          1997
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Domestic                                      $ 40          $ 46          $ 30
Foreign                                         96           122            87
--------------------------------------------------------------------------------
Total                                         $136          $168          $117
================================================================================

        Taxes on income consisted of the following:

YEARS ENDED SEPTEMBER 30                     1999           1998           1997
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
U.S. FEDERAL AND STATE:
Current                                      $ 12           $ (1)          $  8
Deferred                                       (2)             6             (9)
--------------------------------------------------------------------------------
Total                                        $ 10           $  5           $ (1)
================================================================================
FOREIGN:
Current                                      $ 40           $ 50           $ 47
Deferred                                       (1)             5             (4)
--------------------------------------------------------------------------------
Total                                        $ 39           $ 55           $ 43
================================================================================
Total U.S. and foreign                       $ 49           $ 60           $ 42
================================================================================


      The provision for income taxes at Cabot's effective tax rate differed from the provision for income taxes at the statutory rate as follows:

YEARS ENDED SEPTEMBER 30                           1999        1998        1997
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Computed tax expense at the
  federal statutory rate                           $ 47        $ 59        $ 41
FOREIGN INCOME:
  Impact of taxation at different
    rates, repatriation and other                     3           3           1
  Impact of foreign losses for
    which a current tax benefit
    is not available                                  4           4           4
State taxes, net of federal effect                    1           1           1
Foreign sales corporation                            (2)         (2)         (1)
U.S. and state benefits from research
  and experimentation activities                     (3)         (4)         (1)
Other, net                                           (1)         (1)         (3)
--------------------------------------------------------------------------------
  Provision for income taxes                       $ 49        $ 60        $ 42
================================================================================


      Significant components of deferred income taxes were as follows:


SEPTEMBER 30                                              1999             1998
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
DEFERRED TAX ASSETS:
  Depreciation and amortization                          $  41            $  30
  Pension and other benefits                                60               57
  Environmental matters                                     14               13
  Special charges                                           12                5
  Investments                                               11               11
  State and local taxes                                      4                4
  Net operating loss and other
    tax carryforwards                                       16               12
  Other                                                     29               32
--------------------------------------------------------------------------------
    Subtotal                                               187              164
--------------------------------------------------------------------------------
  Valuation allowances                                     (18)             (11)
================================================================================
    Total deferred tax assets                            $ 169            $ 153
===============================================================================
DEFERRED TAX LIABILITIES:
  Depreciation and amortization                          $  83            $  79
  Pension and other benefits                                14               14
  Special charges                                            4             --
  Investments                                                2               11
  Other                                                    112              112
--------------------------------------------------------------------------------
    Total deferred tax liabilities                       $ 215            $ 216
================================================================================

      The valuation allowance at September 30, 1999 and 1998 represents management's best estimate of the ultimate realization of the net deferred tax amounts. The deferred tax valuation allowance increased in 1999 by $7 million due to the uncertainty of the ultimate realization of certain future foreign tax benefits and net operating losses reflected as deferred tax assets.

      Approximately $53 million of net operating losses and other tax carryforwards remain at September 30, 1999. Of this amount, $36 million will expire in the years 2000 through 2006; $17 million can be carried forward indefinitely. The benefits of these carryforwards are dependent upon taxable income during the carryforward period in those foreign jurisdictions where they arose. Accordingly, a valuation allowance has been provided where management has determined that it is more likely than not that the carryforwards will not be utilized.

      Other accrued liabilities include a U.S. and foreign income tax benefit of $15 million for 1999, and a U.S. and foreign income tax liability of $1 million for 1998.

      U.S. income tax returns for fiscal years 1994, 1995 and 1996 are currently under examination by the Internal Revenue Service. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

     Provisions have not been made for U.S. income taxes or foreign withholding taxes on approximately $130 million of undistributed earnings of foreign subsidiaries, as these earnings are considered indefinitely reinvested. These earnings could become subject to U.S. income taxes and foreign withholding taxes (subject to a reduction for foreign tax credits) if they were remitted as dividends, were loaned to Cabot or a U.S. subsidiary, or if Cabot should sell its stock in the subsidiaries. However, Cabot believes that U.S. foreign tax credits would largely eliminate any U.S. income tax and offset any foreign withholding tax that might otherwise be due.

NOTE N SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------
Cash payments for interest and taxes were as follows:

YEARS ENDED SEPTEMBER 30           1999        1998       1997
--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
Income taxes paid                $   59      $   41     $   66
Interest paid                    $   36      $   40     $   39
================================================================================

     During 1999, Cabot made a charitable contribution of equity securities worth $1 million and issued restricted stock for notes receivable of $8 million.

NOTE O COMMITMENTS & CONTINGENCIES
--------------------------------------------------------------------------------
LEASE COMMITMENTS

Cabot leases certain transportation vehicles, warehouse facilities, office space, machinery, and equipment under operating cancelable and non-cancelable leases, most of which expire within ten years and may be renewed by Cabot. Rent expense under such arrangements for 1999, 1998 and 1997, totaled $14 million, $15 million and $15 million, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

--------------------------------------------------------------------------------
DOLLARS IN MILLIONS
2000                                                    $   12
2001                                                        16
2002                                                        12
2003                                                        12
2004                                                        12
2005 and thereafter                                         76
--------------------------------------------------------------------------------
Total future minimum rental commitments                 $  140
================================================================================

OTHER LONG-TERM COMMITMENTS

Cabot has entered into long-term purchase agreements for various key raw materials. The purchase commitments covered by these agreements aggregate approximately $114 million for the periods 2000 to 2003.

     Cabot has also entered into a purchase agreement for liquefied natural gas ("LNG") that expires in 2003. The purchase commitments covered by this agreement have a firm take provision of nine LNG cargoes per winter season at current prices subject to the supplier's shipping capacity. Cabot has entered into a second long-term agreement with a liquefaction plant in Trinidad to purchase LNG whereby the purchase commitments have a firm take provision of up to approximately 30 LNG cargoes per year at current prices expiring in 2019.

     During 1995, Cabot entered into an agreement to participate as a 10% owner in a liquefaction plant in Trinidad, and to purchase approximately 60% of the natural gas produced by the plant. At September 30, 1999, Cabot's investment in this project was approximately $21 million and is included in other investments. Deliveries of liquefied natural gas from Trinidad commenced in the third quarter of 1999.

     Also during 1995, Cabot entered into long-term supply agreements of more than six years with certain North American tire customers. The contracts are designed to provide such customers with agreed-upon amounts of carbon black at prices based on an agreed-upon formula.

CONTINGENCIES

Cabot is a defendant, or potentially responsible party, in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.

     During 1998, a charge to environmental expenses was made for costs incurred for remediation of environmental issues related to a business divested in 1989. As of September 30, 1999, Cabot has approximately $39 million reserved for environmental matters primarily related to divested businesses. The amount represents Cabot's current best estimate of its share of costs likely to be incurred at those sites where costs are reasonably estimable based on its analysis of the extent of cleanup required, alternative cleanup methods available, abilities of other responsible parties to contribute, and its interpretation of applicable laws and regulations applicable to each site. Cabot reviews the adequacy of this reserve as circumstances change at individual sites. Cabot is unable to reasonably estimate the amount of possible loss in excess of the accrued amount. Operating results included charges for environmental expense of $4 million for both 1999 and 1998. There were no charges for 1997.

     In the opinion of Cabot, although final disposition of these suits and claims may impact Cabot's financial statements in a particular period, they will not, in the aggregate, have a material adverse effect on Cabot's financial position.

     Cabot is contingently liable under a limited guarantee of its proportionate share for the project financing of the liquefaction plant in Trinidad. The plant began commercial production in August 1999, however, Cabot's guarantee will not expire until the plant's debt reserve fund reaches a predetermined level and the plant meets production quotas for 90 consecutive days. The plant is expected to meet both of these requirements no later than the first calendar quarter of 2000. At September 30, 1999, approximately $570 million was outstanding under the joint venture's debt agreement. Cabot's 10% share amounted to $57 million.

NOTE P RISK MANAGEMENT
--------------------------------------------------------------------------------

Cabot Corporation is a global company divided into five reportable segments. The Chemicals Group, Performance Materials, Specialty Fluids and Microelectronics Materials segments manufacture, market, and distribute commodity and specialty chemicals and materials. These products span several markets including automotive, electronics, transportation, aerospace, defense, pharmaceuticals, silicone rubber, packaging, agriculture, construction, inkjet printing, and oil and gas drilling services. In addition, Cabot's Liquefied Natural Gas segment operates a liquefied natural gas importing, storing, and distribution business serving markets that include gas and electric utilities, natural gas marketers, and independent power producers. In total, Cabot and its affiliates operate 45 plants in over 20 countries.

MARKET RISK

Cabot uses derivative financial instruments primarily to reduce exposure to fluctuations in interest rates, foreign exchange rates, commodity prices, and other market risks. When entered into, these financial instruments are designated as hedges of underlying exposures associated with specific assets, liabilities, firm commitments or anticipated transactions, and are monitored to determine if they remain effective hedges. The notional amounts of derivatives do not represent actual amounts exchanged by the parties and thus, are not a measure of the exposure of Cabot through its use of derivatives. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates, exchange rates, commodity prices, or other financial indices.

     Counter-parties to the derivative agreements expose Cabot to credit loss in the event of nonperformance. However, Cabot has established counter-party credit guidelines and only enters into transactions with financial institutions of investment grade or better. Cabot considers the risk of counter-party default to be minimal.

     Because of the correlation between the hedging instrument and the underlying exposure being hedged, fluctuations in the value of the instruments are generally offset by changes in the value of the underlying exposures.

INTEREST RATE

Cabot maintains a percentage of fixed and variable rate debt within defined parameters. Cabot uses interest rate swaps to hedge its exposure on fixed and variable rate debt positions. Variable rates are predominantly linked to the London Interbank Offered Rate ("LIBOR"), as determined at either three or six month intervals. The fixed interest rate provided by the swap on variable rate debt is 7.4%.

     During the second quarter of 1999, Cabot settled its LIBOR basket swap. The loss associated with the settlement was not material. At September 30, 1999 and 1998, the notional principal amounts of the interest rate swap agreements were $100 million, expiring in 2007, and $150 million, expiring in 2004 and 2007. The notional amount is the amount used for the calculation of interest payments that are exchanged over the life of the swap transaction and equal to the amount of principal exchanged at maturity. For 1999, 1998 and 1997, the gains or losses in interest income or expense associated with these agreements were immaterial. The fair value of the swaps was $(4) million and $(18) million as of September 30, 1999 and 1998, respectively.

FOREIGN CURRENCY

Cabot's international operations are subject to certain opportunities and risks, including currency fluctuations and government actions. Cabot closely monitors its operations in each country so it can respond to changing economic and political environments and to fluctuations in foreign currencies. Accordingly, Cabot utilizes foreign currency option contracts and forward contracts to hedge its exposure on firm commitments and anticipated transactions, primarily for receivables and payables denominated in currencies other than the entities' functional currencies. Cabot also monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. Foreign currency instruments generally have maturities that do not exceed twelve months.

     Cabot has foreign currency instruments primarily denominated in the EURO, Japanese yen, British pound sterling, Swedish krona, Canadian dollar, and Australian dollar. At September 30, 1999 and 1998, Cabot had $95 million and $72 million in foreign currency instruments outstanding, respectively. For 1999, 1998 and 1997, the net realized gains or (losses) associated with these types of instruments were $(3) million, $2 million and $5 million, respectively. The net unrealized loss as of September 30, 1999, and net unrealized gain as of September 30, 1998, based on the fair market value of the instruments, were not material to each respective period.

COMMODITIES

     Cabot is exposed to commodity price fluctuations that can affect its sales revenues and supply costs. Cabot, from time to time, enters into commodity futures contracts, commodity price swaps, and/or option contracts to hedge a portion of firmly committed and anticipated transactions against natural gas price fluctuations. Cabot monitors its exposure to ensure overall effectiveness of its hedge positions.

     At September 30, 1998, the notional principal amounts of futures contracts were $6 million, maturing through February 1999. These contracts were executed on September 30, 1998, therefore, no gain or loss, realized or unrealized, was recorded in 1998. In 1999, Cabot realized gains associated with these futures of $2 million. During 1999, Cabot entered into option contracts that also expired during the year. Cabot realized losses associated with these options of $2 million.

     At September 30, 1999, the notional principal amounts for commodity futures contracts, commodity price swaps, and option contracts were $115 million, maturing through August 2000. No material realized gain or loss was recognized in 1999.

CONCENTRATION OF CREDIT

Financial instruments that subject Cabot to concentrations of credit risk consist principally of trade receivables. Tire manufacturers comprise a significant portion of Cabot's trade receivable balance. At September 30, 1999 and 1998, Cabot had trade receivables of approximately $55 million and $54 million, respectively, from tire manufacturers. Although Cabot's exposure to credit risk associated with nonpayment by tire manufacturers is affected by conditions or occurrences within the tire industry, the majority of trade receivables from the tire manufacturers were current at September 30, 1999, and no such manufacturer exceeded 5% of Cabot's receivables at that date.

NOTE Q FINANCIAL INFORMATION BY SEGMENT & GEOGRAPHIC AREA
--------------------------------------------------------------------------------

SEGMENT INFORMATION

During 1999, Cabot reorganized into 19 market-focused strategic business units ("SBUs"), each having responsibility for individual global marketing strategies, day-to-day business operations, and new product development. Under SFAS No. 131, these SBUs aggregate into five reportable segments: Chemicals Group (which includes carbon black, fumed silica, plastics, and inkjet colorants), Performance Materials, Specialty Fluids, Microelectronics Materials, and Liquefied Natural Gas. Cabot was organized into SBUs to better direct its technical strengths and focus on key markets. Cabot's business segment reporting under SFAS No. 131 is consistent with the changes in its financial reporting structure incorporated in Cabot's management reporting during 1999. Segment information for 1998 and 1997 has been restated to conform to the current presentation. A description of Cabot's five business segments and their products, services, and markets served is shown on page 20.

     The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies." Exceptions are noted as follows and are incorporated in the following tables. Revenues from external customers for certain operating segments within the Chemicals Group include 100% of equity affiliate sales. Transfers of ore to Performance Materials from Specialty Fluids are generally valued at market-based prices, and revenues generated by these transfers are shown as segment revenues from external customers. Cabot evaluates the performance of its segments and allocates resources based on segment profit or loss before tax ("PBT"), including equity in net income of affiliated companies, but excluding special items (Note B), gains on the sale of equity securities, and foreign currency transaction gains and losses. Corporate costs, costs related to divested businesses, and interest expense are not allocated to operating segments. Cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes, and headquarters' assets are included in Unallocated and Other. Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities), property, plant and equipment, and intangible assets.

Financial information by segment was as follows:

                                                                                    MICRO-
                                              CHEMICALS  PERFORMANCE  SPECIALTY   ELECTRONICS   LIQUEFIED   SEGMENT  UNALLOCATED
YEARS ENDED SEPTEMBER 30                        GROUP     MATERIALS     FLUIDS     MATERIALS   NATURAL GAS   TOTAL   AND OTHER(1)
----------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS
1999
Revenues from external customers(2)             $1,204      $187         $ 12          $96         $265      $1,764      $ (69)
Depreciation and amortization                      104         8            4            3            4         123          2
Equity in net income of affiliated companies         8         5           --           --           --          13         --
Profit (loss) before taxes(3)                      188        34           (3)          22            7         248       (112)
Assets(4)                                        1,244       205           50           70          167       1,736        106
Investment in equity-basis affiliates               52        20           --           --           --          72         --
Total expenditures for additions to
   long-lived assets(5)                         $  114      $  9         $  3          $17         $ 22      $  165      $   7
==================================================================================================================================
1998
Revenues from external customers(2)             $1,279      $175         $ 13          $57         $211      $1,735      $ (91)
Depreciation and amortization                      100         7            3            2            2         114          1
Equity in net income of affiliated companies        12         5           --           --           --          17         --
Profit (loss) before taxes(3)                      221        25           (2)           9           15         268       (100)
Assets(4)                                        1,242       207           39           45          139       1,672        133
Investment in equity-basis affiliates               75        15           --           --            1          91         --
Total expenditures for additions to
   long-lived assets(5)                         $  156      $ 11         $  4          $ 9         $ 44      $  224      $  23
==================================================================================================================================
1997
Revenues from external customers(2)             $1,326      $153         $ 11          $34         $200      $1,724      $ (99)
Depreciation and amortization                       97         6            2            2            2         109          1
Equity in net income of affiliated companies        18         2           --           --           --          20         --
Profit (loss) before taxes(3)                      209        16           (4)           1            7         229       (112)
Assets(4)                                        1,252       202           31           31           96       1,612        214
Investment in equity-basis affiliates               71        15           --           --           --          86         --
Total expenditures for additions to
   long-lived assets(5)                         $  133      $ 13         $ 14          $ 2         $  7         169      $  12
==================================================================================================================================


                                                 CONSOLIDATED
YEARS ENDED SEPTEMBER 30                            TOTAL
-------------------------------------------------------------
DOLLARS IN MILLIONS
1999
Revenues from external customers(2)                $1,695
Depreciation and amortization                         125
Equity in net income of affiliated companies           13
Profit (loss) before taxes(3)                         136
Assets(4)                                           1,842
Investment in equity-basis affiliates                  72
Total expenditures for additions to
   long-lived assets(5)                            $  172
=============================================================
1998
Revenues from external customers(2)                $1,644
Depreciation and amortization                         115
Equity in net income of affiliated companies           17
Profit (loss) before taxes(3)                         168
Assets(4)                                           1,805
Investment in equity-basis affiliates                  91
Total expenditures for additions to
   long-lived assets(5)                            $  247
=============================================================
1997
Revenues from external customers(2)                $1,625
Depreciation and amortization                         110
Equity in net income of affiliated companies           20
Profit (loss) before taxes(3)                         117
Assets(4)                                           1,826
Investment in equity-basis affiliates                  86
Total expenditures for additions to
   long-lived assets(5)                            $  181
=============================================================

(1) Unallocated and Other includes certain corporate items and eliminations that are not allocated to the operating segments.

(2) Revenues from external customers for certain operating segments within Chemicals Group include 100% of equity affiliate sales. Specialty Fluids sales include transfers of ore to Performance Materials at market-based prices. Unallocated and Other reflects an adjustment for these equity affiliate sales and interoperating segment revenues and includes royalties paid by equity affiliates:

YEARS ENDED SEPTEMBER 30                1999           1998          1997
--------------------------------------------------------------------------------
Equity affiliate sales                $ (69)        $ (92)       $  (103)
Royalties paid by equity affiliates       7             8             10
Interoperating segment revenues          (7)           (7)            (6)
--------------------------------------------------------------------------------
   Total                              $ (69)        $ (91)       $   (99)
================================================================================

(3)  Profit or loss before taxes for Unallocated and Other includes:

YEARS ENDED SEPTEMBER 30                                   1999       1998       1997
--------------------------------------------------------------------------------------
Interest expense                                          $ (46)     $ (42)     $ (43)
Gain on sale of equity securities                            10         90         --
Corporate governance costs/other expenses, net(a)           (32)       (31)       (27)
Costs related to divested businesses                         --         (5)        --
Corporate expenses incurred on behalf of the segments        (4)        (7)        (2)
Equity in net income of affiliated companies                (13)       (17)       (20)
Foreign currency transaction gains (losses)(b)               (1)        (3)        (2)
Special charges (Note B)                                    (26)       (85)       (18)
--------------------------------------------------------------------------------------
   Total                                                  $(112)     $(100)     $(112)
======================================================================================

          (a) Corporate governance costs/other expenses, net, includes corporate headquarters costs reduced by investment income.

          (b) Net of other hedging activity.

(4) Unallocated and Other assets include cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes, and headquarters' assets.

(5) Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities), property, plant and equipment, and intangible assets.

GEOGRAPHIC AREA INFORMATION

Sales are attributed to the United States and to all foreign countries based on customer location (region of sale) and not on the geographic location from which goods were shipped (region of manufacture). Revenues from external customers attributable to an individual country, other than the United States, were not material for disclosure. The only other country, besides the United States, with material long-lived assets was Indonesia, with approximately 4%, 5% and 11% of Cabot's total in 1999, 1998 and 1997, respectively. No customer represents 10% or more of Cabot's revenues.

     Revenues from external customers and long-lived asset information by geographic area are summarized as follows:

YEARS ENDED SEPTEMBER 30              UNITED STATES  ALL FOREIGN COUNTRIES  CONSOLIDATED TOTAL
----------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS
1999
Revenues from external customers           $ 883            $812               $ 1,695
Long-lived assets(1)                         525             638                 1,163
==============================================================================================
1998
Revenues from external customers           $ 787            $857               $ 1,644
Long-lived assets(1)                         515             650                 1,165
==============================================================================================
1997
Revenues from external customers           $ 727            $898               $ 1,625
Long-lived assets(1)                         568             626                 1,194
==============================================================================================

(1) Long-lived assets include total equity and other investments, (including available-for-sale securities), net property, plant and equipment, and net intangible assets.

NOTE R UNAUDITED QUARTERLY FINANCIAL INFORMATION
--------------------------------------------------------------------------------

Unaudited financial results, by quarter for the fiscal years ended September 30, 1999 and 1998, are summarized below and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations. Certain 1999 and 1998 items have been reclassified to reflect global changes in Cabot's organization during the year.

                                                DECEMBER    MARCH        JUNE     SEPTEMBER     YEAR
-------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
FISCAL 1999
Net sales                                          $408     $435        $422        $430        $1,695
Cost of sales                                       277      308         298         330         1,213
Net income                                           32       33(a)       22(b)       10(c)         97
Income applicable to common shares                 $ 31     $ 32        $ 22        $  9        $   94
========================================================================================================
Income per common share (diluted)                  $0.43    $0.45       $0.30       $0.13       $ 1.31
========================================================================================================
FISCAL 1998
Net sales                                          $434     $456        $376        $378        $1,644
Cost of sales                                       306      315         250         262         1,133
Net income                                           32       38          33(d)       19           122
Income applicable to common shares                 $ 31     $ 37        $ 32        $ 18        $  118
--------------------------------------------------------------------------------------------------------
Income per common share (diluted)                  $0.41    $0.50       $0.44       $0.26       $ 1.61
========================================================================================================

     (a) Includes a $5 million pretax gain from the sale of K N Energy, Inc. common stock.


     (b) Includes a $16 million pretax charge for cost reduction initiatives. Also includes a $5 million pretax gain from the sale of K N Energy, Inc. common stock.

     (c)  Includes a $10 million pretax charge for cost reduction initiatives.

     (d) Includes a $60 million pretax asset impairment charge related to an Indonesian carbon black facility and a $25 million pretax charge related to a tantalum ore recovery project. Also includes a $90 million pretax gain from the sale of K N Energy, Inc. common stock.

MANAGEMENT RESPONSIBILITY

The accompanying financial statements were prepared by Cabot Corporation in conformity with generally accepted accounting principles. Cabot's management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

     Cabot Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit staff, independent accountants, and the Audit Committee of the Board of Directors.

     PricewaterhouseCoopers LLP, independent accountants, were engaged by Cabot to audit these financial statements. Their audit was conducted in accordance with generally accepted auditing standards and included a study and evaluation of Cabot's system of internal accounting controls, selected tests of that system, and related audit procedures as they consider necessary to render their opinion.

     The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are not employees of Cabot, the Committee meets periodically with Cabot management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls, as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.

/s/ Samuel W. Bodman

Samuel W. Bodman
Chief Executive Officer


/s/ Robert L. Culver

Robert L. Culver
Chief Financial Officer


/s/ William T. Anderson

William T. Anderson
Chief Accounting Officer



REPORT OF INDEPENDENT ACCOUNTANTS

TO THE DIRECTORS AND STOCKHOLDERS OF CABOT CORPORATION


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and cash flows present fairly, in all material respects, the financial position of Cabot Corporation and its subsidiaries at September 30, 1999, and 1998, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP


Boston, Massachusetts

October 25, 1999

SELECTED FINANCIAL DATA-FIVE YEAR SUMMARY

YEARS ENDED SEPTEMBER 30                                       1999          1998          1997          1996          1995
------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS AND OTHER DATA
CONSOLIDATED INCOME
Revenues:
Net sales and other operating revenues                        $ 1,695       $ 1,644       $ 1,625       $ 1,856       $ 1,830
Interest and dividend income                                        4             5             7             9            11
------------------------------------------------------------------------------------------------------------------------------
     Total revenues                                             1,699         1,649         1,632         1,865         1,841
------------------------------------------------------------------------------------------------------------------------------
Costs and expenses:
Cost of sales                                                   1,213         1,133         1,155         1,310         1,259
Selling and administrative expenses                               208           216           204           207           235
Research and technical service                                     73            80            80            79            59
Interest expense                                                   46            42            43            42            36
Special items                                                      26            85            18            --            --
Gain on sale of assets                                            (10)          (90)           --           (67)          (33)
Other charges, net                                                  7            15            15            14            29
------------------------------------------------------------------------------------------------------------------------------
     Total costs and expenses                                   1,563         1,481         1,515         1,585         1,585
------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                        136           168           117           280           256
Provision for income taxes                                        (49)          (60)          (42)          (98)         (101)
Equity in net income of affiliated companies                       13            17            20            18            17
Minority interest in net income                                    (3)           (3)           (2)           (6)           --
------------------------------------------------------------------------------------------------------------------------------
     Net income                                               $    97       $   122       $    93       $   194       $   172
==============================================================================================================================
COMMON SHARE DATA
Net income                                                    $  1.31       $  1.61       $  1.19       $  2.42       $  2.03
Dividends                                                        0.44          0.42          0.40          0.36          0.30
Stock prices - High                                             31.69         39.94         29.38         31.38         28.94
               Low                                              19.75         21.75         21.50         22.88         12.82
               Close                                            23.75         24.94         26.94         27.88         26.57
Average shares outstanding - millions                              73            75            77            79            84
Shares outstanding at year-end - millions                          67            67            69            72            75
CONSOLIDATED FINANCIAL POSITION
Total current assets                                          $   659       $   619       $   613       $   710       $   678
Net property, plant and equipment                               1,024           978           922           903           707
Other assets                                                      159           208           291           244           269
------------------------------------------------------------------------------------------------------------------------------
     Total assets                                             $ 1,842       $ 1,805       $ 1,826       $ 1,857       $ 1,654
------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                     $   450       $   536       $   543       $   528       $   403
Long-term debt                                                    419           316           286           322           306
Other long-term liabilities                                       267           247           269           262           260
Stockholders' equity                                              706           706           728           745           685
------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity               $ 1,842       $ 1,805       $ 1,826       $ 1,857       $ 1,654
------------------------------------------------------------------------------------------------------------------------------
Working capital                                               $   209       $    83       $    70       $   182       $   275
------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL RATIOS
Income as a percentage of sales                                     6%            7%            6%           11%            9%
Return on average stockholders' equity                             13%           16%           12%           28%           26%
Net debt to capitalization ratio                                   44%           43%           43%           40%           29%
==============================================================================================================================